     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 9, 1997

                                                    REGISTRATION NO. 333-28265

===============================================================================
                      SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549
                                   ---------
                               AMENDMENT NO. 1
                                      TO
                                   FORM S-4
                            REGISTRATION STATEMENT

                                    UNDER
                          THE SECURITIES ACT OF 1933
                                   ---------
                          DECISIONONE HOLDINGS CORP.

            (Exact name of registrant as specified in its charter)

              DELAWARE                             7378                                   13-3435409
(State or other jurisdiction of             (Primary Standard Industrial      (I.R.S. Employer Identification No.)
 incorporation or organization                   Classification No.)

                           50 East Swedesford Road
                          Frazer, Pennsylvania 19355
                                (610) 296-6000
 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                   ---------
                               KENNETH DRAEGER
                     Chairman and Chief Executive Officer
                          DecisionOne Holdings Corp.
                           50 East Swedesford Road
                          Frazer, Pennsylvania 19355
                                (610) 296-6000
   (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                   ---------
                                  COPIES TO:

     David R. King, Esq.                          George R. Bason, Jr., Esq.
 Morgan, Lewis & Bockius LLP                        Davis Polk & Wardwell
    2000 One Logan Square                           450 Lexington Avenue
   Philadelphia, PA 19103                            New York, NY 10017

   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effectiveness of this Registration Statement and the effective time ("Effective Time") of the merger (the "Merger") of Quaker Holding Co. ("MergerSub") with and into DecisionOne Holdings Corp. (the "Company") as described in the Agreement and Plan of Merger, dated as of May 4, 1997.

   If any of the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box [ ].
                                   ---------

   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(A), MAY DETERMINE.

===============================================================================

                      [DecisionOne Holdings Corp. Logo]

                                 DECISIONONE


                          DecisionOne Holdings Corp.
                           50 East Swedesford Road
                          Frazer, Pennsylvania 19355
                                   ---------
                  NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                                TO BE HELD ON
                               AUGUST   , 1997

                                   ---------
To the Stockholders of
DecisionOne Holdings Corp.:


   Notice is hereby given that a special meeting of stockholders (the "Special Meeting") of DECISIONONE HOLDINGS CORP. (the "Company") will be held
on August   , 1997 at         for the following purposes:


   1. To consider and vote on a proposal to approve and adopt an Agreement and Plan of Merger, dated as of May 4, 1997 (the "Merger Agreement"), among the Company and Quaker Holding Co. ("MergerSub"), pursuant to which MergerSub will be merged with and into the Company (the "Merger"). Pursuant to the Merger, each share (a "Share") of common stock, par value $.01 per share, of the Company issued and outstanding immediately prior to the effective time of the Merger (other than (i) Shares held by the Company as treasury stock or owned by MergerSub, which Shares shall be canceled, and (ii) Shares as to which appraisal rights have been exercised) will be, subject to certain limitations, converted at the election of the holder thereof and subject to the terms described herein, into either (a) the right to receive $23.00 in cash, or (b) the right to retain one fully paid and nonassessable Share of the Company following the Merger.

   2. To transact such other business as may properly come before the Special Meeting.


   Only stockholders of record as of the close of business on July 14, 1997 will be entitled to notice of the Special Meeting and to vote at the Special Meeting or at any adjournment or postponement thereof. A list of stockholders entitled to vote at the Special Meeting will be available for inspection by any stockholder, for any purpose relevant to the Special Meeting, during the Special Meeting and during normal business hours for ten days prior to the Special Meeting at the offices of Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York.


   Approval and adoption of the Merger Agreement requires the affirmative vote of a majority of the outstanding shares of Company common stock entitled to vote at the Special Meeting.

   The Board of Directors unanimously recommends that stockholders vote to approve the Merger Agreement, which is described in detail in the accompanying Proxy Statement/Prospectus.

                                          By Order of the Board of Directors,
                                          Thomas M. Molchan
                                          Secretary


Frazer, Pennsylvania
July   , 1997


   EACH STOCKHOLDER IS URGED TO COMPLETE, SIGN AND RETURN THE ENCLOSED PROXY CARD IN THE ENVELOPE PROVIDED, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES. IF A STOCKHOLDER DECIDES TO ATTEND THE SPECIAL MEETING, HE OR SHE MAY, IF SO DESIRED, REVOKE THE PROXY AND VOTE THE SHARES IN PERSON.

   INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                      [DecisionOne Holdings Corp. Logo]

                                 DECISIONONE

                          DecisionOne Holdings Corp.
                           50 East Swedesford Road
                          Frazer, Pennsylvania 19355
                                 -----------


                          PROXY STATEMENT/PROSPECTUS
                                     For
                       Special Meeting of Stockholders
                                To Be Held On
                               August   , 1997
                                 ------------
   This Proxy Statement/Prospectus is being furnished to holders of common stock, par value $.01 per share ("Company Common Stock"), of DecisionOne Holdings Corp., a Delaware corporation (the "Company"), in connection with the solicitation of proxies by the Board of Directors of the Company for use at the special meeting of stockholders, and at any adjournment or
postponement thereof (the "Special Meeting"), to be held at       on August
  , 1997. The Special Meeting has been called to consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of May 4, 1997 (the "Merger Agreement"), among the Company and Quaker Holding Co., a Delaware corporation ("MergerSub"), an affiliate of DLJ Merchant Banking Partners II, L.P. ("DLJMB") and affiliated funds and entities (collectively, the "DLJMB Funds").


   The Merger Agreement provides, among other things, for the merger of MergerSub with and into the Company (the "Merger"), with the Company as the surviving corporation. Pursuant to the Merger, each share (a "Share") of Company Common Stock issued and outstanding immediately prior to the effective time of the Merger (the "Effective Time") (other than (i) Shares held by the Company as treasury stock or owned by MergerSub, which Shares shall be canceled, and (ii) Shares as to which appraisal rights have been exercised) will be converted, at the election of the holder thereof and subject to the terms described herein, into either (a) the right to receive $23.00 in cash, or (b) the right to retain one fully paid and nonassessable share of Company Common Stock. Because the number of shares of Company Common Stock to be retained by existing stockholders must equal 1,474,345 plus 5.3% of the number of Shares issued after April 21, 1997 but prior to the Effective Time in respect of certain options and warrants (the "Stock Election Number"), the right to receive $23.00 in cash or retain Company Common Stock is subject to proration as set forth in the Merger Agreement and described in this Proxy Statement/ Prospectus. See "The Merger--Merger Consideration."


   STOCKHOLDERS ARE URGED TO READ THE INFORMATION SET FORTH UNDER "RISK FACTORS" ON PAGES 15 TO 22 OF THIS PROXY STATEMENT/PROSPECTUS.


   The Company has filed a registration statement on Form S-4 (together with all amendments, exhibits and schedules thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the 1,580,940 shares of Company Common Stock (assuming exercise of all outstanding and exercisable options and warrants) to be retained by stockholders in the Merger.


   This Proxy Statement/Prospectus and the accompanying form of proxy are
first being mailed to the Company's stockholders on or about July   , 1997.


   THE SECURITIES TO BE ISSUED PURSUANT TO THIS PROXY STATEMENT/ PROSPECTUS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

   This Proxy Statement/Prospectus does not cover any resales of Company Common Stock to be received by the stockholders of the Company upon consummation of the Merger, and no person is authorized to make any use of this Proxy Statement/Prospectus in connection with any such resale.


          The date of this Proxy Statement/Prospectus is July   , 1997.

                            AVAILABLE INFORMATION

   The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, Room 1024, N.W., Washington, D.C. 20549 and at the Regional Offices of the Commission at Seven World Trade Center, 13th Floor, New York, New York 10048, Suite 500 East, Tishman Building, 5757 Wilshire Boulevard, Los Angeles, California, 90036, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained at prescribed rates from the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. Such material also may be accessed electronically by means of the Commission's home page on the Internet (http:// www.sec.gov).

   NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT/PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES COVERED BY THIS PROXY STATEMENT/PROSPECTUS OR A SOLICITATION OF A PROXY IN ANY JURISDICTION WHERE, OR TO OR FROM ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER, SOLICITATION OF AN OFFER OR PROXY SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                              TABLE OF CONTENTS


                                                                                              PAGE
                                                                                             ------
SUMMARY                                                                                         1
 The Company                                                                                    1
 MergerSub                                                                                      1
 The Special Meeting                                                                            1
 The Merger                                                                                     2
 Risk Factors                                                                                   9
 Summary Selected Historical and Unaudited Pro Forma Condensed Consolidated Financial
  Data                                                                                         10
 Price of the Common Stock                                                                     14

RISK FACTORS                                                                                   15

THE COMPANY                                                                                    23
 Overview                                                                                      23
 Competitive Strengths                                                                         23
 Business Strategy                                                                             24
 Industry Background                                                                           25
 Company Services                                                                              26
 Sales and Marketing                                                                           28
 International Business Partners                                                               28
 Service Infrastructure                                                                        29
 Service Technology                                                                            29
 Training                                                                                      30
 Customers                                                                                     30
 Competition                                                                                   30
 Facilities                                                                                    31
 Legal Proceedings                                                                             31

THE SPECIAL MEETING                                                                            32
 Matters to be Considered                                                                      32
 Required Votes                                                                                32
 Voting and Revocation of Proxies                                                              33
 Record Date; Stock Entitled to Vote; Quorum                                                   33
 Appraisal Rights                                                                              34
 Solicitation of Proxies                                                                       34

THE MERGER                                                                                     35
 Background of the Merger                                                                      35
 Recommendation of the Board of Directors; Reasons for the Merger                              38
 Opinion of Financial Advisor                                                                  41
 Certain Estimates of Future Operations and Other Information                                  45
 Merger Consideration                                                                          46
 Stock Election                                                                                46
 Possible Effects of Proration                                                                 47
 Stock Election Procedure                                                                      48
 Effective Time of the Merger                                                                  49
 Conversion/Retention of Shares; Procedures for Exchange of Certificates                       49
 Fractional Shares                                                                             50
 Conduct of Business Pending the Merger                                                        50
 Conditions to the Consummation of the Merger                                                  50
 Federal Income Tax Consequences                                                               50

                                iii

                                                                                              PAGE
                                                                                             ------
 Accounting Treatment                                                                          54
 Effect on Stock Options and Employee Benefit Matters                                          54
 Interests of Certain Persons in the Merger                                                    54
 Investors' Agreement                                                                          55
 NASDAQ Listing                                                                                55
 Resale of Company Common Stock Following the Merger                                           55
 Merger Financing                                                                              55
 Conversion of MergerSub Stock                                                                 56

UNAUDITED CONDENSED CONSOLIDATED PRO FORMA FINANCIAL DATA                                      57

DESCRIPTION OF COMPANY CAPITAL STOCK                                                           66
 General                                                                                       66
 Common Stock                                                                                  66
 Preferred Stock                                                                               66
 Section 203 of Delaware General Corporation Law                                               67
 Capital Stock of the Company Following the Merger                                             68

CERTAIN PROVISIONS OF THE MERGER AGREEMENT                                                     69
 The Merger                                                                                    69
 Elections                                                                                     69
 Proration of Election Price                                                                   70
 Surrender and Payment                                                                         71
 The Surviving Corporation                                                                     73
 Representations and Warranties                                                                73
 Certain Pre-Closing Covenants                                                                 73
 No Solicitation of Transactions                                                               74
 Board of Directors of the Company Following the Merger                                        76
 Preferred Stock                                                                               76
 Indemnification and Insurance                                                                 76
 Employee Benefit Plans                                                                        77
 Financing                                                                                     77
 NASDAQ Listing                                                                                77
 Access to Information                                                                         77
 Cooperation and Reasonable Best Efforts                                                       77
 Conditions to the Consummation of the Merger                                                  77
 Termination                                                                                   79
 Amendment and Waiver                                                                          80
 Expenses                                                                                      80

CERTAIN PROVISIONS OF THE VOTING AGREEMENT                                                     81
 Transfer Restrictions                                                                         81
 Voting                                                                                        81
 No Solicitation                                                                               81
 Surrender of Warrants                                                                         82
 Appraisal Rights                                                                              82
 Certain Representations and Warranties                                                        82
 Termination                                                                                   82

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS          83
 Company History                                                                               83
 Strategic Initiatives                                                                         84

                                iv

                                                                                              PAGE
                                                                                             ------
 Results of Operations                                                                         85
 Three and Nine Months Ended March 31, 1997                                                    86
 Fiscal 1996 Compared to Fiscal 1995                                                           88
 Fiscal 1995 Compared to Fiscal 1994                                                           89
 Limitation on Use of Net Operating Loss and Other Tax Credits                                 89
 Liquidity and Capital Resources                                                               90
 Effect of Inflation                                                                           93

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY                                                94

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT                                 96

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS                                               98
 Employment and Severance Agreements                                                          100
 Compensation of Directors                                                                    100
 Compensation Committee Interlocks and Insider Participation                                  100

MANAGEMENT FOLLOWING THE MERGER                                                               101
 Board of Directors                                                                           101
 Executive Officers                                                                           101

REGULATORY CONSIDERATIONS                                                                     101
 Antitrust                                                                                    101
 Exon-Florio                                                                                  102

MERGERSUB AND DLJMB                                                                           102
DISSENTING STOCKHOLDERS' RIGHTS                                                               103
EXPERTS                                                                                       105
CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY                                           F-1 -F-47

Annex A   Agreement and Plan of Merger
Annex B   Voting Agreement and Irrevocable Proxy
Annex C   Opinion of Smith Barney Inc.
Annex D   Section 262 of the General Corporation Law of the State of Delaware


                                   SUMMARY

   The following summary is intended only to highlight certain information contained elsewhere in this Proxy Statement/Prospectus. Unless the context otherwise requires, all references to the "Company" or "DecisionOne" prior to the Effective Time refer to DecisionOne Holdings Corp., its predecessors and subsidiaries, and after the Effective Time, to the Surviving Corporation. This summary is not intended to be complete and is qualified in its entirety by the more detailed information contained elsewhere in this Proxy Statement/Prospectus, the Appendices hereto and the documents incorporated by reference or otherwise referred to herein. Stockholders are urged to review this entire Proxy Statement/Prospectus carefully, including the Appendices hereto and such other documents. References to industry size and statistics contained herein, unless otherwise indicated, are derived from information provided by Dataquest Incorporated ("Dataquest"). Ownership percentages following the Effective Time are based on the assumption that the DLJMB Funds will own 9,782,609 shares of Company Common Stock, that there will be outstanding warrants to purchase up to 1,417,180 shares of Company Common Stock and that existing stockholders will retain 1,474,345 shares of Company Common Stock.

                                 THE COMPANY

   DecisionOne is the largest independent (i.e., not affiliated with an original equipment manufacturer ("OEM")) provider of multivendor computer maintenance and technology support services in the United States, based on Dataquest estimates for calendar year 1996. The Company's services include hardware support, end-user and software support, network support and other support services. These services are offered by the Company across a broad range of computing environments, including mainframes, midrange and distributed systems, workgroups, personal computers ("PCs") and related peripherals.

   The Company's principal executive offices are located at 50 East Swedesford Road, Frazer, Pennsylvania 19355, and the Company's telephone number is (610) 296-6000.

                                  MERGERSUB


   MergerSub was incorporated on April 30, 1997 and has not carried on any activities to date other than those incident to its formation and the transactions contemplated by the Merger Agreement. All of the outstanding capital stock of MergerSub is owned by DLJMB and affiliated funds and entities (the "Funds"). Certain additional funds affiliated with DLJMB (the "Additional Funds") are expected to acquire a portion of the securities of MergerSub immediately prior to the Merger. As used herein, all references to the "DLJMB Funds" prior to the time of the acquisition of securities of MergerSub by the Additional Funds shall refer to the Funds, and thereafter, to the Funds and the Additional Funds, collectively. The DLJMB Funds expect that a limited number of institutional investors (the "Institutional Investors") may acquire a portion of the securities of MergerSub that would otherwise be purchased by the DLJMB Funds as described in this Proxy Statement/Prospectus. In no event would any such purchases reduce the fully diluted ownership by the DLJMB Funds of Company Common Stock after the Effective Time to below a majority, or limit the rights of the DLJMB Funds as described in "The Merger--Investors Agreement."


                             THE SPECIAL MEETING

TIME AND PLACE OF MEETING; MATTER TO BE CONSIDERED


   The Special Meeting will be held at                       on August   ,
1997, starting at    , local time. At the Special Meeting, holders of Company
Common Stock will be asked to approve and adopt the Merger Agreement. See "The Merger" and "The Merger Agreement."


RECORD DATE; VOTE REQUIRED


   Holders of record of Company Common Stock at the close of business on July 14, 1997 (the "Record Date") have the right to receive notice of and to vote at the Special Meeting. On the Record Date, there were approximately [27,911,185] shares of Company Common Stock outstanding and entitled to vote and 124 holders of record. Each share of Company Common Stock is entitled to one vote on each matter that is properly presented to stockholders for a vote at the Special Meeting. Under the General Corporation Law of the State of Delaware, as amended (the "DGCL"), the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote thereon is required to approve and adopt the Merger Agreement. Affiliates of J.H. Whitney & Co. ("J.H. Whitney") and certain partnerships associated with Welsh, Carson, Anderson & Stowe ("Welsh Carson") (together, the "Significant Stockholders") have entered into a Voting Agreement and Irrevocable Proxy (the "Voting Agreement") dated as of May 4, 1997, pursuant to which they have agreed upon the terms set forth therein to vote Shares representing approximately 30% of the outstanding Company Common Stock in favor of approval and adoption of the Merger Agreement. See "Certain Provisions of the Voting Agreement."


SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN STOCKHOLDERS

   As of        , 1997 directors and executive officers of the Company and
their affiliates as a group beneficially owned an aggregate of         shares
of Company Common Stock (approximately       % of the Company Common Stock
eligible to vote at the Special Meeting). The directors and executive officers of the Company have indicated that they intend to vote their shares of Company Common Stock in favor of the approval and adoption of the Merger
Agreement. As of       , 1997, the Significant Stockholders together own
approximately   % of the Company Common Stock eligible to vote at the Special
Meeting.

                                  THE MERGER

RECOMMENDATION OF THE COMPANY'S BOARD OF DIRECTORS: THE COMPANY'S REASONS FOR THE COMBINATION

   The Board of Directors of the Company (the "Board") believes that the Merger is in the best interests of the stockholders, has approved the Merger Agreement and the transactions contemplated thereby and has recommended that stockholders vote in favor of approval and adoption of the Merger Agreement.

OPINION OF FINANCIAL ADVISOR TO THE COMPANY'S BOARD OF DIRECTORS

   Smith Barney Inc. ("Smith Barney") rendered its oral opinion on May 4, 1997, which was subsequently confirmed by a written opinion dated May 4, 1997, to the Board to the effect that, based upon and subject to certain matters stated therein, as of the date of such opinion, the consideration to be paid by MergerSub to holders of Company Common Stock pursuant to the Merger was fair to such holders from a financial point of view. A copy of the opinion dated May 4, 1997 is attached hereto as Annex C. See "Opinion of Financial Advisor" and Annex C.

EFFECTIVE TIME OF THE MERGER

   As soon as practicable after satisfaction or waiver of all conditions to the Merger, MergerSub will be merged with and into the Company, with the Company as the surviving corporation (the "Surviving Corporation"). The Merger will become effective at such time as the certificate of merger is duly filed with the Secretary of State of the State of Delaware or at such later time as is specified in the certificate of merger (the "Effective Time"). From and after the Effective Time, the Surviving Corporation will possess all the rights, privileges, powers and franchises and be subject to all of the restrictions, disabilities and duties of the Company and MergerSub, all as and to the extent provided under the DGCL.

MERGER CONSIDERATION

   At the Effective Time, subject to certain provisions as described herein with respect to Shares owned by MergerSub, Shares held in treasury, fractional shares and Shares as to which appraisal rights have been exercised ("Appraisal Shares") and the effects of proration described herein, each share of Company Common Stock (other than Stock Electing Shares (as defined below)), will be converted into the right to receive in cash following the Merger an amount equal to $23.00 (the "Cash Election Price") and each share of Company Common Stock with respect to which an election to retain Company Common Stock has been made and not revoked in accordance with the Merger Agreement (a "Stock Electing Share") will be converted into the right to retain one fully paid and non-assessable share of Company Common Stock (the "Stock Election Price," and together with the Cash Election Price, the "Merger Consideration").


   The Merger Agreement contemplates that approximately 94.7% of the presently issued and outstanding shares of Company Common Stock will be converted into cash and that approximately 5.3% of such Shares will be retained by existing stockholders. Because 5.3% (or 1,474,345 as of April 21, 1997) of the Shares must be retained by existing stockholders in the Merger, stockholders who do not elect to retain any shares may, due to proration, be required to retain some shares of Company Common Stock. In addition, stockholders who elect to retain shares may receive a lesser, prorated number of shares of Company Common Stock than such stockholders elected to retain, plus cash, if the aggregate number of Shares elected to be retained exceeds the Stock Election Number.

   Examples illustrating the potential effects of proration are included in this Proxy Statement/ Prospectus under "The Merger--Possible Effects of Proration."

   At the Effective Time, each outstanding option to acquire shares of Company Common Stock granted to employees and directors, whether vested or not (the "Options"), will be canceled and, in lieu thereof, as soon as reasonably practicable as of or after the Effective Time, the holders of such Options will receive, with respect to each Option, a cash payment in an amount equal to the product of (x) the excess, if any, of $23.00 over the exercise price of such Option multiplied by (y) the number of shares of Company Common Stock subject to such Option (the "Option Cash Proceeds").

   The Company will use its reasonable best efforts to cause holders of all outstanding warrants to acquire Shares (the "Existing Warrants") to surrender such Existing Warrants to the Company prior to the Effective Time in exchange for a cash payment immediately after the Effective Time of an amount equal to the (x) excess, if any, of $23.00 over the exercise price of such Existing Warrant, multiplied by (y) the number of shares of Company Common Stock subject to such Existing Warrant (the "Warrant Cash Proceeds"), and upon such other terms and conditions satisfactory to MergerSub.

   No certificates or scrip representing fractional shares of Company Common Stock will be issued upon the surrender for exchange of certificates representing Shares, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of the Surviving Corporation. Each holder of Shares exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Company Common Stock (after taking into account all Shares delivered by such holder) will receive, in lieu thereof, a cash payment (without interest) representing such holder's proportionate interest in the net proceeds from the sale by the Exchange Agent (following the deduction of applicable transaction costs), on behalf of all such holders, of the shares (the "Excess Shares") of Company Common Stock representing such fractions. Such sale will be made as soon as practicable after the Effective Time. See "Certain Provisions of the Merger Agreement."

STOCK ELECTION

   Subject to the following sentence, record holders of shares of Company Common Stock will be entitled to make an unconditional election (a "Stock Election") on or prior to the Election Date (as defined below) to retain the Stock Election Price. If the number of Stock Electing Shares exceeds the Stock Election Number, however, then (i) the number of Stock Electing Shares covered by a holder's Stock Election to be converted into the right to retain the Stock Election Price will be determined by multiplying the total number of Stock Electing Shares covered by such Stock Election by a proration factor (the "Stock Proration Factor") determined by dividing the Stock Election Number by the total number of Stock Electing Shares and (ii) such number of Stock Electing Shares will be so converted. All Stock Electing Shares, other than those Shares converted into the right to retain the Stock Election Price as described in the immediately preceding sentence, will be converted into the right to receive the Cash Election Price as if such Shares were not Stock Electing Shares. If the number of Stock Electing Shares is less than the Stock Election Number, then (i) all Stock Electing Shares will be converted into the right to retain Stock Electing Shares in accordance with the Merger Agreement, (ii) additional shares of Company Common Stock, other than Stock Electing Shares and Appraisal Shares, will be converted into the right to retain Stock Electing Shares, which number of additional shares shall be determined by multiplying the total number of shares, other than Stock Electing Shares and Appraisal Shares, by a proration factor determined by dividing (x) the difference between the Stock Election Number and the number of Stock Electing Shares by (y) the total number of shares of Company Common Stock, other than Stock Electing Shares and Appraisal Shares, and (iii) such additional shares of Company Common Stock shall be converted into the right to retain Stock Electing Shares in accordance with the Merger Agreement.


NO SOLICITATION OF TRANSACTIONS

   The Merger Agreement provides that neither the Company nor any of its subsidiaries may (whether directly or indirectly through advisors, agents or other intermediaries), (a) solicit, initiate or take any action knowingly to facilitate the submission of inquiries, proposals or offers from any third party (other than MergerSub) relating to (i) any acquisition or purchase of 20% or more of the consolidated assets of the Company and its subsidiaries or of over 20% of any class of equity securities of the Company or any of its subsidiaries, (ii) any tender offer (including a self tender offer) or exchange offer that if consummated would result in any third party beneficially owning 20% or more of any class of equity securities of the Company or any of its subsidiaries, (iii) any merger, consolidation, business combination, sale of substantially all assets, recapitalization, liquidation, dissolution or similar transaction involving the Company, or any of its subsidiaries whose assets, individually or in the aggregate, constitute more than 20% of the consolidated assets of the Company, other than the transactions contemplated by the Merger Agreement, or (iv) any other transaction the consummation of which would, or could reasonably be expected to impede, interfere with, prevent or materially delay the Merger or which would, or could reasonably be expected to, materially dilute the benefits to MergerSub of the transactions contemplated thereby, or agree to or endorse any acquisition proposal, or (b) enter into or participate in any discussions or negotiations regarding any of the foregoing, or furnish to any third party any information with respect to its business, properties or assets or any of the foregoing, or otherwise cooperate in any way with, or knowingly assist or participate in, facilitate or encourage, any effort or attempt by any third party (other than MergerSub) to do or seek any of the foregoing; provided, however, that the foregoing provisions do not prohibit the Company (either directly or indirectly through advisors, agents or other intermediaries) from
(i) publicly disclosing in a press release, in a general manner, the Company's permitted activities under the Merger Agreement, (ii) furnishing information pursuant to an appropriate confidentiality letter (which letter may not be less favorable to the Company in any material respect than the confidentiality agreement between DLJ Merchant Banking II, Inc. and the Company, and a copy of which will be provided for informational purposes only to MergerSub) concerning the Company and its businesses, properties or assets to a third party who has made a bona fide acquisition proposal, (iii) engaging in discussions or negotiations with a third party who has made a bona fide acquisition proposal, (iv) following receipt of a bona fide acquisition proposal, taking and disclosing to its stockholders a position as contemplated by Rule 14d-9 or Rule 14e-2(a) under the Exchange Act or otherwise making disclosure to its stockholders, (v) following receipt of a bona fide acquisition proposal, failing to make or withdrawing or modifying its recommendation and/or (vi) taking any non-appealable, final action ordered to be taken by the Company by any court of competent jurisdiction but in each case referred to in the foregoing clauses (ii) through (vi) only to the extent that the Board of Directors of the Company has concluded in good faith on the basis of advice from counsel that such action is required to prevent the Board of Directors of the Company from breaching its fiduciary duties to the stockholders of the Company under applicable law. See "Certain Provisions of the Merger Agreement--No Solicitation of Transactions."

CERTAIN FEES AND EXPENSES

   If a Payment Event (as hereinafter defined) occurs, the Company will pay to MergerSub, within two business days following such Payment Event, a fee of $20,947,000. A "Payment Event" will be deemed to have occurred at such time as: (i) a third party shall have made an acquisition proposal prior to the Special Meeting, (ii) the Merger Agreement shall have been terminated pursuant to certain specified termination provisions and (iii) any acquisition proposal (whether or not proposed prior to the Special Meeting and whether or not it involves the third party making the acquisition proposal referred to above) shall have been consummated within twelve months following the termination of the Merger Agreement. See "Certain Provisions of the Merger Agreement--No Solicitation of Transactions." In addition, the Merger Agreement provides, subject to various exceptions and limitations, for reimbursement of expenses of MergerSub in an aggregate amount not to exceed $8,250,000 in the event of certain terminations of the Merger Agreement; provided that if a Payment Event has occurred and in certain other circumstances, reimbursement of expenses of MergerSub shall not exceed $5,750,000. See "Certain Provisions of the Merger Agreement--Expenses."


   The Company estimates that the costs that will be incurred in connection with the Merger will range between approximately $95 million and $105 million. These costs consist primarily of compensation costs ($59.3 million), underwriting discounts and commissions ($22.3 million), professional and advisory fees ($15.8 million), and printing expenses ($.8 million).


CONDITIONS TO THE CONSUMMATION OF THE MERGER

   The respective obligations of the Company and MergerSub to consummate the Merger are subject to the satisfaction of a number of conditions, including: the Merger Agreement shall have been adopted by the stockholders of the Company in accordance with the DGCL; any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") relating to the Merger shall have expired or been terminated; no provision of any applicable law or regulation and no judgment, order, decree or injunction shall prohibit or restrain the consummation of the Merger; provided, however, that the Company and MergerSub will each use its reasonable best efforts to have any such judgment, order, decree or injunction vacated; all consents, approvals and licenses of any governmental or other regulatory body required in connection with the execution, delivery and performance of the Merger Agreement and for the Surviving Corporation to conduct the business of the Company in substantially the manner now conducted, shall have been obtained, unless the failure to obtain such consents, authorizations, orders or approvals would not have a material adverse effect on the Company and its subsidiaries after giving effect to the transactions contemplated by the Merger Agreement (including the Merger Financing (as defined in the Merger Agreement)); the funds for the Merger Financing shall have been made available to MergerSub and/or Operating Co. (as defined below); and the registration statement of which this Proxy Statement/Prospectus is a part shall have been declared effective and no stop order suspending the effectiveness of the registration statement shall be in effect and no proceedings for such purpose will be pending before or threatened by the Commission. The obligation of MergerSub to consummate the Merger is subject to satisfaction of certain additional conditions, including: holders of not more than 3% of the outstanding Shares shall have demanded appraisal of their Shares in accordance with Delaware law; MergerSub shall be reasonably satisfied that the Merger will be recorded as a "recapitalization" for financial accounting purposes; and total indebtedness (as defined in the Merger Agreement) of the Company shall not exceed $240 million (excluding certain defined indebtedness) and $255 million (including such indebtedness). The obligation of the Company to consummate the Merger is subject to the satisfaction of certain additional conditions, including receipt by the Board of Directors of advice, reasonably satisfactory to the Board, from an independent advisor confirming the belief of MergerSub that upon consummation of the Merger and the Merger Financing, (i) the Company will not become insolvent, (ii) the Company will not be left with unreasonably small capital, (iii) the Company will not have incurred debts beyond its ability to repay such debts as they mature and (iv) the capital of the Company will not become impaired. See "Certain Provisions of the Merger Agreement--Conditions to the Consummation of the Merger."

AMENDMENT AND WAIVER

   Any provision of the Merger Agreement may be amended or waived by the Company and MergerSub; provided, however that after the approval and adoption of the Merger Agreement by the stockholders of the Company, no such amendment or waiver may, without the further approval of such stockholders, alter or change the amount or kind of consideration to be received in exchange for any shares of capital stock of the Company, any term of the certificate of incorporation of the Surviving Corporation or any of the terms or conditions of the Merger Agreement if such alteration or change would adversely affect the holders of any shares of capital stock of the Company. See "Certain Provisions of the Merger Agreement--Amendment and Waiver."

EXPENSES

   Except as otherwise provided, all costs and expenses incurred in connection with the Merger will be paid by the party incurring such cost or expense. See "Certain Provisions of the Merger Agreement--Expenses."

VOTING AGREEMENT

   The Significant Stockholders currently own approximately 14,837,936 shares of Company Common Stock as well as Existing Warrants to purchase an additional 468,750 shares of Company Common Stock at $.10 per share. Pursuant to the Voting Agreement, until the earlier of (i) the Effective Time or (ii) the later of the termination of the Merger Agreement or, under certain circumstances, a date which is four months after the termination of the Merger Agreement, the Significant Stockholders have agreed not to dispose of 8,345,349 shares, or approximately 30% of the outstanding shares of Company Common Stock (without giving effect to the exercise of any Options or Existing Warrants), to vote such shares to approve and adopt the Merger Agreement, and not to vote such shares in favor of certain competing transactions. See "Certain Provisions of the Voting Agreement."

MERGER FINANCING


   In order to fund the payment of the cash portion of the Merger Consideration, the Option Cash Proceeds and Warrant Cash Proceeds, refinance outstanding indebtedness of the Company, and pay expenses incurred in connection with the Merger, MergerSub expects to raise $85 million through the issuance of Senior Discount Notes due 2008 (the "Discount Notes"), which may be sold together with warrants to purchase shares of MergerSub common stock (the "Public Warrants"), in the public markets (or, alternatively, through the issuance of preferred stock to the DLJMB Funds). The transaction is estimated to have an aggregate cash value of $957 million, including refinancing of the Company's existing credit facility. At the Effective Time, the Company will succeed to the obligations of MergerSub with respect to the Discount Notes and any Public Warrants issued together with the Discount Notes, and the Public Warrants will, by their terms, become exercisable for an equal number of shares of Company Common Stock. In addition, DecisionOne Corporation, a wholly-owned and the principal operating subsidiary of the Company ("Operating Co."), expects to issue Senior Subordinated Notes due 2007 (the "Senior Subordinated Notes") for approximately $150 million of gross proceeds, and expects to enter into a syndicated, senior secured loan facility providing for term loan borrowings in the aggregate principal amount of approximately $470 million and revolving loan borrowings of $105 million (the "New Credit Facility"). At the Effective Time, Operating Co. is expected
to borrow all term loans available thereunder and approximately $   of
revolving loans. The remaining revolving loans will, subject to a borrowing base, be available to fund the working capital requirements of Operating Co. after the Merger. The proceeds of such financings will, in part, be distributed to the Company in the form of a dividend and, in part, lent to the Company pursuant to an intercompany note. Each financing is subject to customary conditions, including the negotiation, execution and delivery of definitive documentation with respect to such financing.

   The DLJMB Funds also expect to purchase approximately 9,782,508 shares of common stock of MergerSub and may acquire up to 1,417,180 warrants to purchase shares of common stock of MergerSub at an exercise price of not less than $.01 per share (the "DLJMB Warrants") for approximately $225 million. In lieu of acquiring the DLJMB Warrants, the DLJMB Funds may acquire directly those shares of MergerSub common stock (up to 1,417,180 shares) for which such DLMB Warrants would have been exercisable, at a price that would be equivalent to the exercise price of the DLJMB Warrants (the "Direct Shares"). The number of DLJMB Warrants issued or Direct Shares purchased will be reduced by the number of Public Warrants issued (if any). Upon the effectiveness of the Merger, the proceeds of such purchase will become an asset of the Company, each share of MergerSub common stock, including the Direct Shares if any, will become a share of Company Common Stock, and each warrant to acquire MergerSub common stock will by its terms become exercisable for an equal number of shares of Company Common Stock.


APPRAISAL RIGHTS


   Under Section 262 of the DGCL, holders of Company Common Stock who: (i) hold shares of Company Common Stock on the date of making a demand for appraisal; (ii) continuously hold such shares through the Effective Time;
(iii) deliver a properly executed written demand for appraisal to the Company prior to the Special Meeting; (iv) do not vote in favor of the Merger or consent thereto in writing; (v) file any necessary petition in the Delaware Court of Chancery within 120 days after the Effective Time; and (vi) otherwise satisfy all procedural requirements, are entitled, if the Merger is consummated, to receive payment of the fair value of their shares of Company Common Stock as appraised by the Delaware Court of Chancery; provided, however, that if any such holder of Appraisal Shares shall have failed to establish an entitlement to appraisal rights as provided in Section 262 of the DGCL, if any such holder of Appraisal Shares shall have effectively withdrawn a demand for appraisal of such Shares or lost the right to appraisal and payment for his Shares under Section 262 of the DGCL or if neither any holder of Appraisal Shares nor the Surviving Corporation shall have filed a petition demanding a determination of the value of all Appraisal Shares within the time provided in Section 262 of the DGCL, such holder will forfeit the right to appraisal of such Shares and each such Share will be treated as if it had been a Share with respect to which no election has been made and had been converted, as of the Effective Time, into a right to receive the Merger Consideration, without interest thereon, from the Surviving Corporation. See "Dissenting Stockholders' Rights."


INTERESTS OF CERTAIN PERSONS IN THE MERGER

   Certain directors and executive officers of the Company may have interests, described herein, that present them with potential conflicts of interest in connection with the Merger. The Board is aware of the conflicts described below and has considered them in addition to the other matters described under "The Merger--Recommendation of the Board of Directors; Reasons for the Merger."

   Certain officers of the Company, including the Chairman of the Board, have severance agreements with the Company that could provide them with certain benefits in the event their employment is terminated after consummation of the Merger. In addition, under his existing employment agreement with the Company, the Chairman is entitled to receive significant compensation if the Merger is consummated. It is also expected that certain officers of the Company will enter into new employment agreements with the Company as of the Effective Time. See "Interests of Certain Persons in the Merger" and "Management Following the Merger."


   At the Effective Time, all Options will be canceled and the holders thereof will receive the Option Cash Proceeds in lieu of the Merger Consideration. Accordingly, holders of Options will not be subject to proration. As of June 30, 1997, approximately 2,922,014 Options were outstanding. The Company estimates that the aggregate amount of the Option Cash Proceeds will be $45,308,856. In addition, it is expected that certain officers of the Company will purchase shares of Company Common Stock, using a portion of the Option Cash Proceeds received by them, the proceeds of non-recourse loans from the

Company or other sources of funds. DLJMB has proposed that management purchase up to 347,826 shares of Company Common Stock for $8.0 million. Also, at the Effective Time, the Company expects to establish a new stock option plan under which up to 1,054,980 shares of Company Common Stock will be reserved for issuance upon exercise of options which may be granted to certain officers and employees.


   The Significant Stockholders collectively own Existing Warrants to purchase 468,750 shares of Company Common Stock at $.10 per share, and at the Effective Time such Existing Warrants will be converted into the right to receive the Warrant Cash Proceeds. Accordingly, holders of Existing Warrants will not be subject to proration. The Company estimates that the amount of the Warrant Cash Proceeds to be paid to the Significant Stockholders will be $10,734,375. Three of the five members of the Board are partners of Welsh Carson or J.H. Whitney. See "Interests of Certain Persons in the Merger."


   Pursuant to the Merger Agreement, the Company has agreed for six years after the Effective Time to indemnify all present directors and officers of the Company and, subject to certain limitations, to maintain for six years a directors' and officers' insurance and indemnification policy containing terms and conditions which are not less advantageous to the directors and officers than any such policy which may be in effect prior to the Effective Time. See "Certain Provisions of the Merger Agreement--Indemnification and Insurance."

REGULATORY CONSIDERATIONS


   Under the HSR Act and the rules that have been promulgated thereunder (the "Rules") by the Federal Trade Commission (the "FTC"), certain merger transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain applicable waiting periods have expired. The Merger is subject to the requirements of the HSR Act and the Rules. Pursuant to the requirements of the HSR Act, DLJMB filed Notification and Report Forms with respect to the Merger with the Antitrust Division and the FTC on June 25, 1997. The Company filed a Notification and Report Form with respect to the Merger on June 27, 1997. The waiting period applicable to the Merger will expire at 11:59 P.M., New York City time, on July 27, 1997.


CERTAIN FEDERAL INCOME TAX CONSEQUENCES

   For a summary of the material U.S. federal income tax consequences of the Merger, see "The Merger--Certain Federal Income Tax Consequences."

   EACH STOCKHOLDER IS URGED TO CONSULT HIS OWN TAX ADVISOR CONCERNING THE FEDERAL (AND ANY STATE, LOCAL AND FOREIGN) TAX CONSEQUENCES OF THE MERGER.

                                 RISK FACTORS


   Holders of Company Common Stock should carefully consider the following factors, which are described in more detail beginning on page 15, related to the retention of Company Common Stock in connection with their consideration of the Merger. As a result of the Merger (i) the DLJMB Funds will have control of the Company, including the ability to elect a majority of its directors, (ii) there will be a substantial decrease in the liquidity of the Company Common Stock and (iii) the terms of the Merger Financings are expected to subject the Company to significant operating and financial restrictions and to increase substantially the leverage of the Company. The exercise of any Public Warrants or DLJMB Warrants and any future grant or sale by the Company of shares of Company Common Stock or options to purchase Company Common Stock to management will dilute the equity percentage ownership of Company stockholders and may result in a decrease in the Company Common Stock book value per share. The risk of proration, as described in greater detail herein, may subject holders of Company Common Stock to dividend treatment for tax purposes with respect to cash received in the Merger. The effects of proration may also result in stockholders receiving consideration which is different from the consideration specified in their respective elections. In addition, the Company's business entails certain risks relating to (i) losses of contract based revenue as customers cancel or elect not to renew their contracts; (ii) uncertainty of generating sufficient cash flow or obtaining financing to fund the Company's future growth; (iii) intense competition; (iv) integration of acquired businesses and contracts;
(v) obsolescence of inventory; (vi) potential copyright litigation; (vii) dependence on continuation of current trends in the computer industry; (viii) dependence on key personnel; and (ix) potential environmental liabilities. See "Risk Factors" for a more detailed discussion of the above mentioned risk factors.

             SUMMARY SELECTED HISTORICAL AND UNAUDITED PRO FORMA
                    CONDENSED CONSOLIDATED FINANCIAL DATA

   The summary historical consolidated financial data for and as of the end of each of the years in the five-year period ended June 30, 1996 set forth below have been derived from the audited consolidated financial statements of the Company. The summary historical consolidated financial data set forth below for and as of the end of the nine-month and the three-month periods ended March 31, 1996 and March 31, 1997 have been derived from the unaudited condensed consolidated financial statements of the Company. The historical condensed consolidated results of operations of the Company for the nine months and three months ended March 31, 1996 and 1997 are unaudited and not necessarily indicative of the Company's results of operations for the full year. The unaudited historical consolidated financial data reflects all adjustments (consisting of normal, recurring adjustments) which are, in the opinion of management, necessary for a fair summary of the Company's financial position, results of operations and cash flows for and as of the end of the periods presented.

   The unaudited summary consolidated pro forma financial data of the Company set forth below are based on historical consolidated financial statements of the Company as adjusted to give effect to the Company's acquisition of Bell Atlantic Business Services Systems, Inc. ("BABSS") which occurred on October 20, 1995 and the Merger, including the Merger Financings and the application of the proceeds thereof. The pro forma statement of operations for the year ended June 30, 1996 gives effect to the BABSS acquisition and the Merger, including the Merger Financings and the application of the proceeds thereof, as if they had occurred as of July 1, 1995. The pro forma balance sheet gives effect to the Merger, including the Merger Financings and the application of the proceeds thereof, as if they had occurred at March 31, 1997. The pro forma statements of operations for the nine-month and three-month periods ended March 31, 1997 give effect to the Merger, including the Merger Financings and the application of the proceeds thereof, as if it had occurred as of July 1, 1996. The pro forma adjustments are based upon available information and upon certain assumptions that management believes are reasonable under the circumstances. The pro forma financial data do not purport to represent what the Company's actual results of operations or actual financial position would have been if the BABSS acquisition and the Merger, including the Merger Financings and the application of the proceeds thereof, had occurred on such dates or to project the Company's results of operations or financial position for any future period or date.

   The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Condensed Consolidated Pro Forma Financial Data," and the Company's Consolidated Financial Statements and Notes thereto, included elsewhere herein.


                                                          FISCAL YEARS ENDED JUNE 30,
                                     -------------------------------------------------------------------
                                                                                               PRO FORMA
                                         1992       1993       1994       1995       1996        1996
                                     ---------- ---------- ---------- ---------- ----------- -----------
                                               (IN THOUSANDS, EXCEPT RATIOS AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA(1):
Revenues.............................  $112,773   $114,060   $108,416   $163,020   $ 540,191   $697,676
Gross profit.........................    27,753     27,575     31,436     49,537     137,875    180,432
Operating income(2)(3)...............    11,288      4,406     15,983     20,779      49,373     68,687
Interest expense.....................    (9,881)    (9,353)    (4,979)    (2,521)    (14,953)   (71,504)
Interest income......................       178         25        132         53         239        291
Income (loss) from continuing
 operations(4)(5) ...................     1,441     (5,234)    10,112     41,415      20,789     (1,516)
Net income (loss)....................     2,524    (10,590)    10,112     42,528      18,862     (3,443)
Primary income (loss) per common
 share:
 Continuing operations...............  $   0.11   $  (0.25)  $   0.45   $   1.81   $    0.83   $  (0.12)
 Net income (loss)...................      0.19      (0.50)      0.45       1.86        0.75      (0.27)
 Weighted average number of common
 and common equivalent shares
 outstanding.........................    13,544     21,215     22,595     22,843      25,196     12,674
Fully diluted income (loss) per
 common share:
 Continuing operations...............  $   0.11   $  (0.25)  $   0.45   $   1.79   $    0.82   $  (0.12)
 Net income (loss)...................      0.19      (0.50)      0.45       1.84        0.74      (0.27)
 Weighted average number of common
 and common equivalent shares
 outstanding.........................    13,544     21,215     22,595     23,149      25,430     12,674
Ratio of earnings to fixed
 charges(6)(7).......................      1.13x        --       2.67x      5.09x       2.79x        --
CONSOLIDATED BALANCE SHEET DATA (AT
 PERIOD END):
Cash and cash equivalents............  $    737   $    550   $    978   $  2,659   $   8,221
Inventory............................    14,787      7,146      4,459      4,024      30,130
Repairable parts(8)..................    19,657     13,545      9,473     27,360     154,970
Total assets.........................    84,846     44,721     35,496    135,553     514,510
Total debt(9)........................    72,972     51,530      4,539     25,571     190,903
Total stockholders' equity
 (deficit)...........................   (47,477)   (58,146)   (27,627)    14,677     180,793
CONSOLIDATED CASH FLOW DATA:
Net cash provided by operations .....  $ 16,550   $ 17,137   $ 28,722   $ 38,415   $  51,894
Net cash (used in) provided by
 investing activities................    (8,226)    11,779     (3,348)   (54,271)   (346,354)
Net cash (used in) provided by
 financing activities................    (8,905)   (29,103)   (24,946)    17,537     300,022
OTHER DATA:
EBITDA(10)...........................  $ 27,871   $ 24,361   $ 22,672   $ 37,021   $ 114,816   $147,805
Amortization of repairable parts ....    12,016      9,375      5,929      7,688      37,869     48,467
                                     ---------- ---------- ---------- ---------- ----------- -----------
Adjusted EBITDA(10)..................    15,855     14,986     16,743     29,333      76,947     99,338
Adjusted EBITDA margin(11)...........      14.1%      13.1%      15.4%      18.0%       14.2%      14.2%
Depreciation and amortization of
 intangibles.........................  $  4,567   $  4,769   $  7,161   $  8,554   $  23,982   $ 30,651
Repairable parts purchases...........     4,939      3,263      1,857     12,154      63,514     74,287
Capital expenditures.................     1,752        681        304      2,786       7,278     11,243
Cash interest expense................     4,025      2,106        485      2,065      14,838     58,189
Total interest expense...............     9,881      9,353      4,979      2,521      14,953     71,504
Revenue per average number of
 employees(12).......................      70.9       82.3      105.8      113.8       119.6      120.0

                                            NINE MONTHS           THREE MONTHS
                                          ENDED MARCH 31,        ENDED MARCH 31,              PRO FORMA
                                     ----------------------- --------------------- -----------------------------
                                                                                     NINE MONTHS    THREE MONTHS
                                                                                        ENDED          ENDED
                                         1996        1997        1996       1997    MARCH 31, 1997 MARCH 31, 1997
                                     ----------- ----------- ---------- ---------- -------------- --------------
                                                   (IN THOUSANDS, EXCEPT RATIOS AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA(1):
Revenues.............................  $ 369,167   $ 572,749   $172,673   $205,070     $572,749      $ 205,070
Gross profit.........................     96,459     144,780     42,711     54,698      144,780         54,698
Operating income(2)(3)...............     29,323      45,041     15,536     20,080       45,041         20,080
Interest expense.....................    (11,289)    (11,097)    (5,855)    (4,005)     (53,334)       (17,804)
Interest income......................         69         393         54        316          393            316
Income (loss) from continuing
 operations(5) ......................     10,866      19,916      5,842      9,507       (4,582)         1,503
Net income (loss)....................     10,866      19,916      5,842      9,507       (4,582)         1,503
Primary income (loss) per common
 share:
 Continuing operations...............  $    0.46   $    0.66   $   0.25   $   0.32     $  (0.36)     $    0.12
 Net income (loss)...................       0.46        0.66       0.25       0.32        (0.36)          0.12
 Weighted average number of  common
 and common  equivalent shares
  outstanding........................     23,424      30,066     23,469     30,062       12,674         12,674
Fully diluted income (loss) per
 common share:
 Continuing operations...............  $    0.46   $    0.66   $   0.25   $   0.32     $  (0.36)     $    0.12
 Net income (loss)...................       0.46        0.66       0.25       0.32        (0.36)          0.12
 Weighted average number of  common
 and common  equivalent shares
  outstanding........................     23,483      29,958     23,527     29,976       12,674         12,674
Ratio of earnings to fixed
 charges(6)(7).......................       2.34x       3.17x      2.31x      3.90x          --           1.13x
CONSOLIDATED BALANCE SHEET DATA (AT
 PERIOD END):
Cash and cash equivalents............                                     $ 12,886                   $  12,886
Inventory............................                                       35,186                      35,186
Repairable parts(8)..................                                      195,656                     195,656
Total assets.........................                                      641,677                     670,716
Total debt...........................                                      246,671                     738,771
Total stockholders' equity
 (deficit)...........................                                      201,095                    (261,966)
CONSOLIDATED CASH FLOW DATA:
Net cash provided by operations .....  $  35,489   $  57,654   $ 20,590   $ 36,667
Net cash used in investing
 activities..........................   (308,771)   (105,329)   (20,713)   (34,569)
Net cash provided by financing
 activities..........................    276,032      52,388      4,933      2,510
OTHER DATA:
EBITDA(10)...........................  $  75,568   $ 121,680   $ 34,308   $ 46,419     $121,680      $  46,419
Amortization of repairable parts  ...     23,017      45,642     11,214     16,356       45,642         16,356
                                     ----------- ----------- ---------- ---------- -------------- --------------
Adjusted EBITDA(10)..................     52,551      76,038     23,094     30,063       76,038         30,063
Adjusted EBITDA margin(11)...........       14.2%       13.3%      13.4%      14.7%        13.3%          14.7%
Depreciation and amortization of
 intangibles.........................  $  16,228   $  26,697   $  7,558   $  9,983     $ 26,697      $   9,983
Repairable parts purchases...........     31,715      64,803     19,560     28,815       64,803         28,815
Capital expenditures.................      3,331       6,093      1,153      2,261        6,093          2,261
Cash interest expense................     11,134      10,578      5,803      3,642       42,916         14,141
Total interest expense...............     11,289      11,097      5,855      4,005       53,334         17,804
Ratio of Adjusted EBITDA to cash
 interest expense....................       4.72x       7.19x      3.98x      8.25x        1.77x          2.13x
Ratio of Adjusted EBITDA to total
 interest expense....................       4.66        6.85       3.94       7.51         1.43           1.69
Revenue per average number of
 employees(12).......................  $    90.3   $    94.7   $   29.8   $   32.4     $   94.7      $    32.4

------------
(1) The Summary Statement of Operations Data excludes the effects of discontinued operations. See Note 3 of the Notes to the Company's Consolidated Financial Statements.
(2) Operating income includes a $5.8 million charge and a $6.4 million credit arising from unused lease liabilities for the years ended June 30, 1993 and 1994. During the nine months ended March 31, 1997 the Company recorded a $4.3 million charge for estimated future employee severance costs of $3.4 million and unutilized lease costs of $0.9 million.
(3) Operating income includes a $7.0 million charge for future employee severance costs and unutilized lease costs, incurred in connection with the BABSS acquisition, for the nine months ended March 31, 1996. The year ended June 30, 1996 includes a reversal of $3.4 million of this charge due to the Company's ability to utilize and sublease various facilities identified in the original charge. See Note 17 of the Notes to the Company's Consolidated Financial Statements.
(4) Income (loss) from continuing operations for the years ended June 30, 1992 through 1994 reflects interest expense arising from the Company's senior and junior subordinated debt which was refinanced as a part of the 1994 Restructuring. See Note 10 of the Notes to the Company's Consolidated Financial Statements.
(5) Income (loss) from continuing operations for the years ended June 30, 1992 through 1994 include income taxes based on an effective tax rate substantially less than the effective tax rates used for the years ended June 30, 1995 and 1996, and the three and nine months ended March 31, 1996 and 1997. The year ended June 30, 1995 includes a $23.1 million net benefit arising from the recognition of future tax benefits of tax loss carryforwards and temporary timing differences. See Note 11 of the Notes to the Company's Consolidated Financial Statements.
(6) In calculating this ratio, "earnings" represents income from continuing operations before provision for income taxes and extraordinary items plus fixed charges. Fixed charges consist of interest and amortization of discounts and capitalized expenses related to indebtedness and one-third of rent expense, which is representative of the interest factor.
(7) For the year ended June 30, 1993, earnings were insufficient to cover fixed charges by $4.9 million. On a pro forma basis, for the year ended June 30, 1996 and nine months ended March 31, 1997, earnings were insufficient to cover fixed charges by $2.5 million and $7.9 million, respectively. Accordingly, such ratios have not been presented.
(8) Repairable parts represent parts that can be repaired and reused and are required in order to meet the requirements of the contracts with the Company's maintenance customers. These parts are principally purchased from equipment manufacturers and other third parties. As these parts are purchased, they are capitalized at cost and amortized using the straight-line method over three to five years, the estimated useful life of these repairable parts. Costs to refurbish these parts are charged to expense as incurred.
(9) Total debt excludes redeemable preferred stock of $6.4 million and $6.8 million at June 30, 1994 and 1995, respectively.
(10) "EBITDA" represents income (loss) from continuing operations before interest expense, interest income, income taxes, depreciation, amortization of repairable parts, amortization of intangibles, amortization of discounts and capitalized expenses related to indebtedness and non-recurring employee severance charges and provisions for unutilized leases. The Company's historical results include amortization of repairable parts which is unique to the industry in which the Company competes. "Adjusted EBITDA" represents EBITDA reduced by amortization of repairable parts. Neither EBITDA nor Adjusted EBITDA is intended to represent cash flow from operations as defined by generally accepted accounting principles and should not be considered as an alternative to net income as an indicator of the Company's operating performance or to cash flows as a measure of liquidity and may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is presented because it is relevant to certain covenants expected to be contained in the agreements relating to the Merger Financings and the Company believes that Adjusted EBITDA is a more consistent indicator of the Company's ability to meet its debt service, capital expenditure and working capital requirements than EBITDA.
(11) Adjusted EBITDA margin measures Adjusted EBITDA as a percentage of revenues.
(12) Revenue per average number of employees is calculated by dividing revenues for applicable periods by the average number of employees during the respective periods.

                          PRICE OF THE COMMON STOCK


   The Company Common Stock is listed and traded on the NASDAQ National Market System under the symbol "DOCI". The following table shows, for the periods indicated, the high and low sale prices of a share of the Company Common Stock as reported by Bloomberg Financial Markets.



                                      HIGH         LOW
                                    --------     -------
1996
 Second Quarter* ................    29 3/4      19 1/2
 Third Quarter...................    26 1/2      12 1/2
 Fourth Quarter..................    16 3/4      13 1/4
1997
 First Quarter...................    19 1/2      14 3/4
 Second Quarter..................    22 3/4      14 1/4
 Third Quarter** ................    22 11/16    22 3/8



------------
 * The Common Stock has been listed and traded on the NASDAQ National Market System since April 4, 1996.
**     Through July 8, 1997.


   On May 2, 1997, the last trading day before public announcement of the execution of the Merger Agreement, the closing price of the Company Common Stock on the NASDAQ National Market System was $161/2 per share.


   On July 8, 1997, the closing price of the Company Common Stock as reported on the NASDAQ National Market System was $22 1/2 per share.


   Stockholders should obtain current market price quotations for the Company Common Stock in connection with voting their shares.

   Since its initial public offering in 1996, the Company has not paid any cash dividends on its Common Stock and it does not have any present intention to commence payment of any cash dividends. The Company intends to retain earnings to provide funds for the operation and expansion of the Company's business and to repay outstanding indebtedness. The Company's debt agreements contain, and the agreements related to the Merger Financings are expected to contain, certain covenants restricting the payment of dividends on, or repurchases of, Company Common Stock.

                                 RISK FACTORS

   In addition to the other information set forth herein, stockholders should carefully consider the following information in evaluating the Company and its business before voting on the Merger and making a Stock Election.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

   The information herein contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve a number of risks and uncertainties. A number of factors could cause actual results, performance, achievements of the Company, or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These factors include, but are not limited to, the competitive environment in the computer maintenance and technology support services industry in general and in the Company's specific market areas; changes in prevailing interest rates and the availability of and terms of financing to fund the anticipated growth of the Company's business; inflation; changes in costs of goods and services; economic conditions in general and in the Company's specific market areas; demographic changes; changes in or failure to comply with federal, state and/or local government regulations; liability and other claims asserted against the Company; changes in operating strategy or development plans; the ability to attract and retain qualified personnel; the significant indebtedness of the Company; labor disturbances; changes in the Company's acquisition and capital expenditure plans; and other factors referenced herein. In addition, such forward-looking statements are necessarily dependent upon assumptions, estimates and dates that may be incorrect or imprecise and involve known and unknown risks uncertainties and other factors. Accordingly, any forward-looking statements included herein do not purport to be predictions of future events or circumstances and may not be realized. Forward-looking statements can be identified by, among other things, the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," "seeks," "pro forma" or "anticipates," "intends" or the negative of any thereof, or other variations thereon or comparable terminology, or by discussions of strategy or intentions. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligations to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

CONTROL BY THE DLJMB FUNDS


   Following the Merger, up to 86.9% of the outstanding shares of Company Common Stock (or 77.2% on a fully diluted basis) (or, if the Direct Shares are purchased, 88.4% of the outstanding shares of Company Common Stock) will be held by the stockholders of MergerSub. As of the date hereof, all of the outstanding capital stock of MergerSub is owned in the aggregate by the DLJMB Funds. While the DLJMB Funds expect that the Institutional Investors may acquire a portion of the securities of MergerSub that would otherwise be purchased by the DLJMB Funds as described in this Proxy Statement/Prospectus, in no event would any such purchases reduce the fully diluted ownership by the DLJMB Funds of Company Common Stock after the Effective Time to below a majority, or limit the rights of the DLJMB Funds as described in "The Merger -- Investors Agreement."


   It is expected that at the Effective Time, the DLJMB Funds and any members of the Company's management who choose to purchase shares of the Company Common Stock will enter into a stockholders' agreement (the "Investors' Agreement") which will contain provisions that, among other things, will entitle the DLJMB Funds to appoint a majority of the members of the Board of Directors. As a result of its stock ownership and the Investors' Agreement, following the Effective Time the DLJMB Funds will control the Company and have the power to elect a majority of its directors, appoint new management and approve any action requiring the approval of the holders of Company Common Stock, including adopting certain amendments to the Company's certificate of incorporation and approving mergers or sales of all or substantially all of the Company's assets. The directors elected by the DLJMB Funds will have the authority to effect decisions affecting the capital structure of the Company, including the issuance of additional capital stock, the implementation of stock repurchase programs and the declaration of dividends.

   The general partners of each of the DLJMB Funds and the members of DLJ First are affiliates or employees of Donaldson, Lufkin & Jenrette, Inc. ("DLJ, Inc."). DLJ Capital Funding Inc., which has committed to DLJMB to provide the New Credit Facility in connection with the Merger, is also an affiliate of DLJ, Inc. Donaldson, Lufkin & Jenrette Securities Corporation, which is expected to underwrite the Discount Notes and Senior Subordinated Notes, is also an affiliate of DLJ, Inc.

   The existence of a controlling stockholder of the Company is likely to have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from seeking to acquire, a majority of the outstanding Company Common Stock. A third party would be required to negotiate any such transaction with the DLJMB Funds and the interests of the DLJMB Funds may be different from the interests of other Company stockholders.

POTENTIAL DELISTING AND LOSS OF LIQUIDITY

   As a result of the Merger, the Company Common Stock will no longer meet the listing requirements of The NASDAQ National Market System ("NASDAQ"), and NASDAQ may unilaterally act to delist the Company Common Stock. Pursuant to NASDAQ rules, the Company will seek a dispensation from such listing requirements to permit the Company Common Stock to continue to be listed on NASDAQ, or, alternatively, the Company may seek to be listed on a national exchange. No assurance can be given that such dispensation will be granted or that such listing will be achieved. Whether or not the Company Common Stock is delisted, the volume of Shares traded is expected to decline substantially because of the significant ownership by the DLJMB Funds.

   Upon any delisting, Shares would trade only in the over-the-counter market. Although prices in respect of trades would be published by the National Association of Securities Dealers, Inc. periodically in the "pink sheets," quotes for such Shares would not be readily available. As a result, it is anticipated that the Shares would trade much less frequently relative to the trading volume of Company Common Stock prior to the Merger and stockholders may experience difficulty selling Shares or obtaining prices that reflect the value thereof.

SUBSTANTIAL LEVERAGE; STOCKHOLDERS' DEFICIT; LIQUIDITY

   In connection with consummating the transactions contemplated by the Merger Agreement, MergerSub and Operating Co. will enter into the Merger Financings (described under "The Merger--Merger Financing") to (i) fund payment of the cash portion of the Merger Consideration, (ii) pay the Option Cash Proceeds and the Warrant Cash Proceeds, (iii) repay or repurchase certain indebtedness of the Company, (iv) pay the fees and expenses incurred by the Company, Operating Co., MergerSub and DLJMB in connection with the Merger and the Merger Financing and (v) provide for working capital requirements. Although the definitive terms of the Merger Financings have not been finalized as of the date of this Proxy Statement/Prospectus, the Company expects that such terms will include significant operating and financial restrictions, such as limits on the Company's ability to incur indebtedness, create liens, sell assets, engage in mergers or consolidations, make investments and pay dividends. In addition, the New Credit Facility is expected to require the Company to maintain certain debt-to-equity and other financial ratios.

   As of March 31, 1997, after giving pro forma effect to the Merger, including the Merger Financing and the application of the proceeds thereof, the Company would have had (i) total consolidated indebtedness of approximately $738.8 million, (ii) $78.0 million of additional borrowings available under the New Credit Facility and (iii) a stockholder's deficit of $262.0 million. In addition, subject to the restrictions in the New Credit Facility and the indentures governing the Discount Notes and the Senior Subordinated Notes, the Company may incur additional indebtedness from time to time.

   The level of the Company's indebtedness could have important consequences to the Company, including: (i) limiting cash flow available for general corporate purposes including acquisitions because a substantial portion of the Company's cash flow from operations must be dedicated to debt service;
(ii) limiting the Company's ability to obtain additional debt financing in the future for working capital, repairable parts purchases, capital expenditures or acquisitions; (iii) limiting the Company's flexibility in reacting to competitive and other changes in the industry and economic conditions generally; and (iv) exposing the Company to risks inherent in interest rate fluctuations because certain of the Company's borrowings may be at variable rates of interest, which could result in higher interest expense in the event of increases in interest rates.

   The Company's ability to make scheduled payments of principal of, to pay interest on or to refinance its indebtedness and to satisfy its other debt obligations will depend upon its future operating performance, which will be affected by general economic, financial, competitive, legislative, regulatory, business and other factors beyond its control. The Company anticipates that its operating cash flow, together with borrowings under the New Credit Facility, will be sufficient to meet its anticipated future operating expenses, capital expenditures and to service its debt requirements as they become due. However, if the Company's future operating cash flows are less than currently anticipated it may be forced, in order to meet its debt service obligations, to reduce or delay acquisitions, purchases of repairable parts or capital expenditures, sell assets or reduce operating expenses, including, but not limited to, investment spending such as selling and marketing expenses, expenditures on management information systems and expenditures on new products. If the Company were unable to meet its debt service obligations, it could attempt to restructure or refinance its indebtedness or to seek additional equity capital. There can be no assurance that the Company will be able to effect any of the foregoing on satisfactory terms, if at all. In addition, subject to the restrictions and limitations contained in the agreements relating to the Merger Financing, the Company may incur significant additional indebtedness to finance future acquisitions, which could adversely affect the Company's operating cash flows and its ability to service its indebtedness. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

POTENTIAL DILUTION OF COMPANY STOCKHOLDERS


   Following the Merger, the Company intends to grant or sell, or grant options to purchase, additional shares of Company Common Stock to members of the Company's management. The maximum aggregate number of shares of Company Common Stock expected to be reserved for issuance pursuant to stock option plans following the Merger is 1,054,980. The exercise price of any options granted pursuant to any such stock option plans may be less than the fair market value of the shares of Company Common Stock. Any such grant, or sale, or exercise of any stock option, will dilute the equity ownership percentage of Company stockholders and the DLJMB Funds and may result in a decrease of the book value of the Company Common Stock per share. It is expected that certain members of management will purchase shares of Company Common Stock at the time of the Merger. Any such purchases would also dilute the equity ownership percentage of the DLJMB Funds and the Company stockholders. See "The Merger--Interests of Certain Persons in the Merger." In connection with the Merger, MergerSub may issue the DLJMB Warrants and the Public Warrants which will be exercisable for an aggregate amount of up to 1,417,180 shares of Company Common Stock (or approximately 11% of the Company Common Stock on a fully diluted basis). See "The Merger--Merger Financing." Exercise of the DLJMB Warrants and the Public Warrants would also dilute the equity percentage ownership of the Company stockholders and may result in a decrease of book value of the Company Common Stock per share.

TAXATION OF STOCKHOLDERS RECEIVING CASH--POSSIBLE DIVIDEND TREATMENT


   A stockholder may make a Stock Election and thereby elect to retain shares of Company Common Stock in the Merger. However, if the number of Electing Shares exceeds the Stock Election Number, such electing stockholder may receive some cash for a portion of his or her Company Common Stock as a result of the proration procedures described herein under "The Merger--Stock Election." In such event, a stockholder may receive dividend treatment (rather than the generally more favorable capital gain treatment) for any cash received in the Merger as a result of such proration procedures. See "The Merger--Certain Federal Income Tax Consequences" for a more detailed discussion of the tax consequences of receiving cash. No such dividend treatment should generally be applicable in the case of a stockholder who exchanges all of his Shares for cash in the Merger or who retains shares of Company Common Stock solely as a result of proration.

CERTAIN PRORATION RISKS

   The election of record holders of Company Common Stock to retain the Stock Election Price or to receive the Cash Election Price pursuant to the Merger is subject to the proration procedures of the Merger Agreement. Accordingly, if the Merger is consummated, stockholders will not necessarily receive the type of consideration specified in their respective elections.

AUTHORIZATION OF PREFERRED STOCK

   Following the Merger, the Board of Directors of the Company will have the authority under the Company's Amended and Restated Certificate of Incorporation to issue shares of the Company's authorized preferred stock (the "Preferred Stock") in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon any unissued shares of Preferred Stock. One such series of Preferred Stock has been designated and is described under "Description of Company Capital Stock." The issuance of Preferred Stock may adversely affect the voting and dividend rights, rights upon liquidation and other rights of the holders of Company Common Stock. In the event of issuance, the Preferred Stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. Although the Company has no present intention to issue any shares of its Preferred Stock, other than the Preferred Stock which may be issued to the DLJMB Funds at the Effective Time if no Discount Notes are issued as part of the Merger Financing as described under "The Merger--Merger Financings," there can be no assurance the Company will not do so in the future. See "Description of Company Capital Stock--Preferred Stock." Furthermore, the Company is subject to Section 203 of the DGCL. The existence of this provision, as well as the control of the Company by the DLJMB Funds following the Effective Time, would be expected to have an anti-takeover effect, including possibly discouraging takeover attempts that might result in a premium over the market price for the shares of Company Common Stock. See "Description of Company Capital Stock--Section 203 of Delaware General Corporation Law."

LOSS OF CONTRACT-BASED REVENUE; FIXED FEE CONTRACTS

   Over 85% of the Company's revenues during fiscal 1996 were contract-based. As is customary in the computer services industry, the Company experiences reductions in its contract-based revenue as customers may eliminate certain equipment or services from coverage under the contracts, typically upon 30 days' notice, or either cancel or elect not to renew their contracts upon 30, 60 or 90 days' notice. The Company believes the principal reasons for the loss of contract-based revenue are the replacement of the equipment being serviced with new equipment covered under a manufacturer's warranty, the discontinuance of the use of equipment being serviced for a customer due to obsolescence or a customer's determination to utilize a competitor's services or to move technical support services in-house. While the Company historically has been able to offset the reduction of contract-based revenue and maintain revenue growth through acquisitions and new contracts, notwithstanding the reduction in contract based revenue, there can be no assurance it will continue to do so in the future, and any failure to consummate acquisitions, enter into new contracts or add additional services and equipment to existing contracts could have a material adverse effect on the Company's profitability.

   Under many of the Company's contracts, the customer pays a fixed fee for customized bundled services which are priced by the Company based on its best estimates of various factors, including estimated future equipment failure rates, cost of spare parts and labor expenses. While the Company believes it has historically been able to estimate these factors accurately enough to be able to price these fixed-fee contracts on terms favorable to the Company, there can be no assurance the Company will be able to continue to do so in the future.

MANAGEMENT AND FUNDING OF GROWTH

   Any future growth of the Company will require the Company to manage its expanding domestic operations and international affiliations and to adapt its operational systems to respond to changes in the business environment, while maintaining a competitive cost structure. The acquisition strategy of the

Company and the expansion of the Company's service offerings have placed and will continue to place significant demands on the Company and its management to improve the Company's operational, financial and management information systems, to develop further the management skills of the Company's managers and supervisors, and to continue to train, motivate and effectively manage the Company's employees. The failure of the Company to manage its prior or any future growth effectively could have a material adverse effect on the Company.

   Additionally, the Company's ability to maintain and increase its revenue base and to respond to shifts in customer demand and changes in industry trends will be partially dependent on its ability to generate sufficient cash flow or obtain sufficient capital for the purpose of, among other things, financing acquisitions, satisfying customer contractual requirements and financing infrastructure growth, including a significant investment in repairable parts, which are classified as non-current assets. There can be no assurance the Company will be able to generate sufficient cash flow or that financing will be available on acceptable terms (or permitted to be incurred under the terms of the Merger Financing and any future indebtedness) to fund the Company's future growth.

ACQUISITION GROWTH STRATEGY

   The Company has historically pursued an aggressive acquisition strategy, acquiring certain contracts and assets in 35 transactions from the beginning of fiscal 1993 through March 31, 1997. Future acquisitions and/or internal revenue growth will be necessary to offset expected declines in contract-based revenues. As a result, the Company expects to continue to evaluate acquisitions that can provide meaningful benefits by expanding the Company's existing and future hardware maintenance and technology support capabilities and leveraging its existing and future infrastructure. However, there are various risks associated with pursuing an acquisition strategy of this nature. The risks include problems inherent in integrating new businesses, including potential loss of customers and key personnel and potential disruption of operations. There can be no assurance that contracts acquired by the Company will generate significant revenues or that customers covered by such acquired contracts will not choose to terminate such contracts. The rate at which any such contracts are terminated may be higher than the rates at which the Company's contracts have historically been terminated. There also can be no assurance that suitable acquisition candidates will be available, that acquisitions can be completed on reasonable terms, that the Company will successfully integrate the operations of any acquired entities or that the Company will have access to adequate funds to effect any desired acquisitions. Future acquisitions may be limited by restrictions in the Company's indebtedness.

COMPETITION; COMPETITIVE ADVANTAGES OF OEMS

   Competition among computer support service providers, both original equipment manufacturer and independent service organizations, is intense. The Company believes approximately 80% of that portion of industry hardware maintenance services related to mainframes and stand-alone midrange systems is currently serviced by OEM service organizations. In addition, the Company believes that OEM service organizations provide a smaller, but still significant, portion of the computer maintenance services related to distributed systems, workgroups and PCs. The remainder of the market is serviced by a small number of larger, independent companies, such as the Company, offering a broader range of service capabilities, as well as numerous small companies focusing on narrower areas of expertise or serving limited geographic areas.

   In many instances, OEM service organizations have greater resources than the Company, and, because of their access to the OEM's engineering data, may be able to respond more quickly to servicing equipment that incorporates new or emerging technologies. Moreover, some OEMs, especially in the mainframe environment, do not make available to end-users or independent service organizations the technical information, repairable parts, diagnostics, engineering changes and other support items required to service their products, and design and sell their products in a manner so as to make it virtually impossible for a third party to perform maintenance services without potentially infringing upon certain proprietary rights of the OEM. In addition OEMs are sometimes able to develop proprietary remote diagnostic or monitoring systems which the Company may not be able to offer. Therefore, OEM service organizations sometimes have a cost and timing advantage over the Company because the Company must first develop or acquire from another party the required support items before the Company can provide services for that equipment. An OEM's cost advantage, the unavailability of required support items or various proprietary rights of the OEM may preclude the Company from servicing certain products. Furthermore, OEMs usually provide warranty coverage for new equipment for specified periods, during which it is not economically feasible for the Company to compete for the provision of maintenance services. To the extent OEMs choose, for marketing reasons or otherwise, to expand their warranty periods or terms, the Company's business may be adversely affected.


   In June 1994, International Business Machines Corporation ("IBM") filed in the United States District Court for the Southern District of New York (the "Court") a motion to terminate a 1956 consent decree (the "IBM Consent Decree") that, among other things, requires IBM to provide repairable parts, documentation and other support items for IBM electronic data processing systems to third parties on reasonable terms and places other restrictions on IBM's conduct. On January 18, 1996, the Court entered an order approving a modification of the IBM Consent Decree that, among other things, terminated the IBM Consent Decree except insofar as it applies to the System 360/370/390 (mainframes) and AS/400 (midrange) families of IBM products. In July 1996, IBM and the U.S. Department of Justice ("DOJ") reached an agreement in tentative settlement of the remainder of IBM's motion and jointly moved to terminate on a phased basis, the remaining provisions of the IBM Consent Decree (the "Joint Motions"). On May 1, 1997 the Court granted the Joint Motion. The order granting the Joint Motion is subject to appeal. Consequently, certain of the remaining provisions of the IBM Consent Decree (primarily relating to sales and marketing restrictions on IBM) terminate either immediately upon, or within six months of, entry of the Court order; all of the other remaining provisions (including those requiring IBM to provide parts and other support items to third parties) terminate on July 2, 2000 with respect to AS/400 systems and on July 2, 2001 with respect to System 360/370/390 mainframes. The impact, if any, upon the Company of the termination of such sales and marketing restrictions is impossible to predict because it depends upon what changes, if any, IBM will make in its sales and marketing policies and practices. As a result of the termination of the IBM Consent Decree, the Company's ability to service midrange and mainframe products may be adversely affected. Furthermore, as the Company's business is highly dependent upon its ability to service a wide variety of equipment in a multivendor environment, the inability to compete effectively for the service of IBM mainframes and midrange products could cause the loss of a substantial portion of the Company's customer base to IBM or an IBM affiliate, which would have a material adverse effect on the Company's business.


INVENTORY AND REPAIRABLE PARTS MANAGEMENT

   In order to service its customers, the Company is required to maintain a high level of inventory and repairable parts for extended periods of time. Any decrease in the demand for the Company's maintenance services could result in a substantial portion of the Company's inventory and repairable parts becoming excess, obsolete or otherwise unusable. In addition, rapid changes in technology could render significant portions of the Company's inventory and repairable parts obsolete, thereby giving rise to write-offs and a reduction in profitability. The inability of the Company to manage its inventory and repairable parts or the need to write them off in the future could have a material adverse effect on the Company's business, financial results and results of operations.

   Inventory and repairable parts purchases are made from OEMs and other vendors. The Company typically has more than a single source of supply for each part and component, but from time to time it will have only a single supplier for a particular part. In some cases, the Company's OEM customer may be the only source of supply for a repair part or component. Should a supplier be unwilling or unable to supply any part or component in a timely manner, the Company's business could be adversely affected. In addition, the Company is dependent upon IBM for obtaining certain parts that are critical to the maintenance of certain IBM mainframe and midrange systems that IBM is currently required to make available to third parties pursuant to the IBM Consent Decree. There can no assurance that IBM will continue to make parts available for AS/400 Systems after July 2, 2000 and for System 360/370/390 mainframes after July 2, 2001. Even if such parts or components are available, a shortage of supply could result in an increase in procurement costs which, if not passed on to the customer, may adversely affect the Company's profitability.

COPYRIGHT ISSUES

   In connection with the Company's performance of most hardware maintenance, the computer system which is being serviced must be turned on for the purpose of service or repair. When the computer is turned on, the resident operating system software and, in some cases diagnostic software, is transferred from a peripheral storage device or a hard disk drive into the computer's random access memory. Within the past several years, several OEMs have been involved in litigation with independent service organizations, including the Company, in which they have claimed such transfer constitutes the making of an unauthorized "copy" of such software by the independent service organization which infringes on the software copyrights held by the OEMs. The Company is aware of three cases in this area which have been decided in favor of the OEM. Although the Company was not a party in any of these cases, three similar claims have been asserted against the Company, each of which has been resolved. Litigation of this nature can be time consuming and expensive, and there can be no assurance the Company will not be a party to similar litigation in the future, or that such litigation would be resolved on terms that do not have a material adverse effect on the Company.

DEPENDENCE ON COMPUTER INDUSTRY TRENDS; RISK OF TECHNOLOGICAL CHANGE

   The Company's future success is dependent upon the continuation of a number of trends in the computer industry, including the migration by information technology end-users to multivendor and multisystem computing environments, the overall increase in the sophistication and interdependency of computing technology, and a focus by information technology managers on cost-efficient management. The Company believes these trends have resulted in a movement by both end-users and OEMs towards outsourcing and an increased demand for support service providers that have the ability to provide a broad range of multivendor support services. There can be no assurance these trends will continue into the future.

   Additionally, rapid technological change and compressed product life cycles are prevalent in the computer industry, which may lead to the development of improved or lower cost technologies, higher quality hardware with significantly reduced failure rates and maintenance needs, or customer decisions to replace rather than continue to maintain aging hardware, and which could result in a reduced need for the Company's services in the future. Moreover, such rapid technological changes could adversely affect the Company's ability to predict equipment failure rates, and, therefore, to establish prices that provide adequate profitability. Similarly, new computer systems could be built based upon proprietary, as opposed to open, systems that could not be serviced by the Company.

DEPENDENCE ON KEY PERSONNEL

   The Company's continued success depends, to a large extent, upon the efforts and abilities of key managerial employees, particularly the Company's executive officers. See "Directors and Executive Officers of the Company." Competition for qualified management personnel in the industry is intense. The loss of the services of certain of these key employees or the failure to retain qualified employees when needed could have a material adverse effect on the Company's business. The Company does not currently maintain key man insurance.

POTENTIAL ENVIRONMENTAL LIABILITIES

   The Company or certain businesses as to which it is alleged that the Company is a successor have been identified as potentially responsible parties in respect of three waste disposal sites that have been identified by the United States Environmental Protection Agency as Superfund Sites. In addition, the Company received a notice several years ago that it may be a potentially responsible party with respect to a fourth, related site, but has not received any other communication with respect to that site. Complete information as to the scope of required clean-up at these sites is not yet available and, therefore, management's evaluation may be affected as further information becomes available. However, in light of information currently available to management, including information regarding assessments of the sites to date and the nature of involvement of the Company's predecessor at the sites, it is management's opinion that the Company currently has sufficient reserves for its share, if any, of the cost of clean-up of these sites and to the extent current reserves prove inadequate, any payments in excess of the reserved amounts will not be material to the consolidated financial position, results of operations or liquidity of the Company. See "The Company--Legal Proceedings" and Note 18 of the Notes to the Company's Consolidated Financial Statements.

                                 THE COMPANY

OVERVIEW


   The Company is the largest independent provider of multivendor computer maintenance and technology support services in the United States, based on Dataquest estimates for calendar year 1996. The Company offers its customers a single source solution for virtually all of their computer maintenance and technology support requirements, including hardware maintenance services, software support, end-user/help desk services, network support and other technology support services. The Company believes it is the most comprehensive independent (i.e., not affiliated with an OEM) provider of these services across a broad range of computing environments, including mainframes, midrange and distributed systems, workgroups, PCs and related peripherals. The Company provides support for over 15,000 hardware products manufactured by more than 1,000 OEMs. The Company also supports most major operating systems and over 150 off-the-shelf ("shrink-wrapped") software applications. The Company delivers its services through an extensive field service organization of approximately 4,000 field technicians in over 150 service locations throughout the United States and Canada and strategic alliances in selected international markets.

   DecisionOne has emerged as the leading independent, multivendor provider of computer maintenance and technology support services by (i) consummating over 35 complementary acquisitions since the beginning of fiscal 1993, (ii) expanding maintenance capabilities and introducing new technology support services, (iii) increasing sales to existing customers by increasing equipment under contract and by selling existing customers new technology support services, (iv) adding new corporate customers and (v) providing outsourcing services for OEMs, software publishers, system integrators and other independent service organizations. As a result, the Company's revenues have grown at a compound annual rate of 69.2% to approximately $820.4 million for the annualized quarter ended March 31, 1997 from $114.1 million in fiscal 1993. Over the same period, the Company's Adjusted EBITDA has grown at a 74.2% compound annual rate to approximately $120.3 million for the annualized quarter ended March 31, 1997 from $15.0 million in fiscal 1993.

   In 1996, based on Dataquest projections, the Company estimates it had a 9% market share of the $8.8 billion independent, multivendor segment of the $40.5 billion U.S. hardware maintenance and technology support services market. The independent, multivendor segment is projected by Dataquest to grow at a 14% compound annual rate from $8.8 billion in 1996 to $14.8 billion in 2000. The Company believes this growth is being driven by the proliferation of computer equipment as well as outsourcing trends, including:
(i) the outsourcing by corporate customers of hardware maintenance and technical support requirements and (ii) the outsourcing by major hardware OEMs and software publishers of maintenance services (including warranty and post-warranty services) and end-user technical support requirements. In addition, the Company believes that demand for its services is being driven by the increasing complexity of computing environments which has resulted from the migration of computer systems from single OEM, centralized systems to multivendor, decentralized systems. The Company believes that this increased complexity has generally surpassed the technical capabilities of many in-house support staffs and has accelerated the pace of outsourcing. The Company believes that customers are increasingly turning to independent service providers when outsourcing due to the increased use of multiple vendors for hardware and the perception that OEM service providers are biased toward specifying their own equipment as computer purchase requirements arise. Furthermore, many OEMs such as Sun Microsystems, Inc. ("Sun") and Compaq Computer Corporation ("Compaq") are outsourcing certain non-core customer service activities, including maintenance services (including warranty and post-warranty services) and product support services (such as end-user help desk services) to independent service organizations such as the Company.


COMPETITIVE STRENGTHS

   The Company believes that it possesses a number of competitive strengths that have allowed it to become the leading independent provider of multivendor computer maintenance and technology support services, including:

   EXTENSIVE SERVICE INFRASTRUCTURE. The Company provides customers with high quality service through an extensive infrastructure including: (i) approximately 4,000 highly trained field technicians, (ii) over 150 geographic locations throughout the United States and Canada, (iii) a substantial spare parts inventory to ensure supply and rapid response times,
(iv) a broad service offering which enhances the

Company's ability to provide customers with a single source solution, (v) an extensive proprietary database of historical failure rates for over 15,000 hardware products manufactured by over 1,000 OEMs, (vi) a detailed record of major customers' hardware and software assets and a record of such customers' maintenance patterns and (vii) proprietary dispatch systems to ensure rapid customer response times.

   INDEPENDENT, MULTIVENDOR SERVICE PROVIDER. The Company provides customers with an independent, multivendor solution for their computer maintenance and technology support needs. As an independent service provider, the Company believes it is viewed by customers as not favoring any particular OEM's products. As a multivendor service provider, the Company supports over 15,000 hardware products manufactured by more than 1,000 OEMs as well as most major operating systems and over 150 shrink-wrapped software applications. OEM, specialty and local service providers do not offer either the breadth of services or the geographic presence throughout the United States and Canada provided by the Company.

   CONTRACT-BASED REVENUES. Approximately 85% of the Company's revenues in fiscal 1996 were derived from contracts, under which equipment and services may be added and deleted. Although many of the Company's existing customer contracts are currently terminable on short notice, 49 out of the Company's top 50 customers in fiscal 1994 are still customers today. The Company's extensive service infrastructure and its unique knowledge of each customer's hardware and software service requirements enhance the Company's ability to provide superior service. The Company believes that the resulting track record of service to existing customers affords it a competitive advantage in renewing existing contracts and winning new contracts.

   DIVERSIFIED AND STABLE FORTUNE 1000 CUSTOMER BASE. The Company services over 51,000 customers at over 182,000 sites across the United States and Canada. In fiscal 1996, the Company's top 10 customers represented 23% of revenues and the top 100 customers represented 47% of revenues. The Company's customers include a diverse group of national and multinational corporations, including SABRE Group, Inc. (an affiliate of American Airlines, Inc.), Sun, Compaq, NationsBank, DuPont Company ("DuPont"), Chevron Corporation and Netscape Communications Corporation ("Netscape"). The Company believes that the scope of its service offerings and the breadth of its geographic presence in the United States and Canada allow it to serve this diverse group of national and multinational customers as well as thousands of smaller customers who also require customized services.

   MITIGATED TECHNOLOGY AND RECESSION RISKS. The Company provides services across a broad range of computing environments, including mainframes, midrange and distributed systems, workgroups, PCs and related peripherals. Consequently, although each segment of the computer hardware and software industry is subject to shifts in technology, the Company believes that the diversity of computing environments for which it provides services mitigates the potential adverse effects of technological changes in any one segment. Furthermore, the Company believes that because computer maintenance requirements are based primarily on usage, the Company's hardware maintenance business may be insulated from the adverse effects of declines in spending during recessionary periods, so long as computer usage continues to necessitate maintenance spending.

BUSINESS STRATEGY

   DecisionOne has developed a business strategy which it believes will enable it to profitably grow future revenue and cash flow and which includes the following elements:

   PROVIDE A SINGLE SOURCE TECHNOLOGY SUPPORT SOLUTION. The Company intends to continue its strategy of offering its customers a broad and expanding range of computer technology support services in a single interface format. The Company believes it meets the customer's preference for a single interface by offering maintenance and technology support services across most leading brands of hardware and software within virtually all computing environments. In addition, the Company's single source solution enables the Company to retain customers when customers change, substitute or upgrade their computing environments.

   OFFER ADDITIONAL SERVICES TO EXISTING CUSTOMERS. The Company generates new revenues from existing customers by adding new equipment to existing hardware maintenance contracts and by providing existing customers with additional support services. Recent revenue growth attributable to the expansion of additional support services has been derived primarily from (i) end-user support services such as help desk services, (ii) network support services such as LAN administration, security management and fault management, (iii) logistics services such as parts repair, inventory and asset management, and warranty parts management and
(iv) program management services such as technology deployment and computer and software moves, adds and changes. The Company believes that the breadth of its additional support services has permitted, and will continue to permit, the Company to leverage its historic strength in hardware maintenance to increase revenues from existing customers and has enabled the Company to grow sales to its top 50 customers in fiscal 1994 by 33.3% through fiscal 1996.


   LEVERAGE EXISTING SERVICE INFRASTRUCTURE. The Company believes that due to the large scale of the Company's service infrastructure, the Company enjoys substantial operating leverage. The Company has positioned itself to increase productivity and profitability whether the Company grows internally or through acquisitions. The principal areas in which the Company realizes the benefits of operating leverage include: (i) increased customer call density in a region permitting field service technicians in the region to complete a greater number of service calls per day, (ii) increased comparable equipment density allowing the Company to operate with proportionally lower inventory of spare parts and (iii) productivity gains driven by new services such as end-user support services which reduce unnecessary trips by field technicians to existing customers and by the addition of new equipment under existing maintenance contracts. The Company intends to further improve the productivity of its existing infrastructure by investing in upgrades of its management information systems.

   PURSUE COMPLEMENTARY ACQUISITIONS. The Company believes it is well positioned strategically to participate in the further consolidation of the computer maintenance and technology support services market and expects to continue to evaluate complementary acquisitions. Further, the Company believes that pursuing complementary acquisitions is an attractive growth strategy due to the significant synergies which the Company achieves when it consolidates acquisitions into its service infrastructure. Since the beginning of fiscal 1993, the Company has successfully completed over 35 acquisitions. The Company's typical acquisition consists principally of customer maintenance and support contracts as well as the accompanying spare parts inventory. The Company generally reduces the cost structure necessary to service the acquired customer contracts by leveraging DecisionOne's extensive service infrastructure, spare parts inventory and administrative function. For example, the Company was able to service the contracts acquired from Memorex Telex Corporation and certain of its affiliates ("Memorex Telex") in November 1996 with approximately 36% fewer employees than previously required by Memorex Telex. In addition, the Company seeks to increase sales and profitability by offering acquired customers additional services.

   CAPITALIZE ON OUTSOURCING TREND AMONG OEMS, SOFTWARE PUBLISHERS AND SYSTEMS INTEGRATORS. The Company expands its marketing reach by marketing its services through outsourcing arrangements and indirect channels. For fast growing hardware OEMs and software publishers concerned with cost savings and time-to-market issues such as Sun, Netscape and Compaq, the Company provides outsourced customer support services such as help desk services, warranty and post-warranty maintenance services, and technical product support services. For systems integrators, the Company provides maintenance and technology support services on a subcontract basis to several large outsourcing clients of Electronic Data Systems Corp. ("EDS") and Computer Sciences Corp.

INDUSTRY BACKGROUND

   The United States market for computer hardware maintenance and technology support services is large and growing. According to Dataquest projections, the hardware maintenance and technology support services market was approximately $40.5 billion in 1996 and is projected to grow at a compound annual rate of 5.6% to $50.3 billion by the year 2000. Within the market surveyed by Dataquest, Dataquest estimates that the independent, multivendor segment was approximately $8.8 billion in 1996 and projects the segment to grow at a 14% compound annual rate to $14.8 billion by the year 2000. According to Dataquest, independent, multivendor service providers such as the Company are taking market share from the OEM service providers faster than OEMs are contracting new business. The Company believes that this is occurring for several reasons including: (i) customers are looking for single-source providers who support multiple computer hardware and software platforms, (ii) independent service providers are viewed as being unbiased toward computer purchase decisions and (iii) OEMs are increasingly outsourcing customer maintenance service (including warranty and post-warranty services) and technical customer support such as help desk services to independents in order to focus on their core design, technology and marketing competencies. According to Dataquest, within the independent, multivendor segment, hardware maintenance was the dominant service, accounting for approximately 71% of 1996 revenues, with technology support services, including software support, network support and end-user training, comprising the remaining 29% of 1996 revenues.

   The independent, multivendor segment is also fragmented and consolidating. According to Dataquest, the top 10 participants accounted for less than 50% of the market in 1995. Participants in the independent multivendor segment include: (i) several large independent service providers, (ii) the multivendor segments of OEM service organizations and (iii) hundreds of smaller independent companies servicing either product niches or limited geographical areas of the United States. The significant market position of OEMs is due largely to their traditional role of servicing their own installed base of equipment and their customers' former reliance on centralized, single vendor solutions (i.e. mainframe systems).

COMPANY SERVICES

   The Company provides a comprehensive range of core technology support services to customers across a broad range of computing environments, including mainframes, midrange and distributed systems, workgroups, PCs and related peripherals. The Company customizes its service offerings to the individual customer's needs in response to the nature of the customer's requirements, the term of the contract and the combination of services that are provided. Services are bundled to match the support requirements of customers and include hardware support, end-user and software support, network support, management information services, program management, planning support and ancillary support services.

 Hardware Support

   Hardware support services consist of remedial and preventive maintenance for computers and computer peripheral devices. The Company supports over 15,000 different hardware products manufactured by more than 1,000 OEMs. The Company's customer support centers ("CSCs") handle over 330,000 calls per month regarding hardware support. The Company maintains and manages an inventory of over 3.5 million parts representing more than 300,000 part numbers. The Company also has access to a network of computer equipment vendors, brokers and highly skilled repair suppliers, as well as access to certain IBM Designated Parts Sales Locations.

   In addition to its on-site diagnostic tools, the Company uses industry and proprietary software diagnostic capabilities to monitor system performance on a remote basis. Also, large customers are provided remote, on-line access to certain of the Company's systems to log service requests and track service delivery.

   The Company prices its products and services on either a fixed fee or per incident basis. Pricing is based on various factors including equipment failure rates, cost of repairable parts and labor expenses.

 End-User and Software Support

   The Company's CSCs handle over 90,000 calls per month for help desk and software support. Levels of support range from basic and network support for corporate end-users to advanced operating system support for systems administrators. Customized support also is available for vertical market applications and OEM accounts. Operational services are available seven days per week, twenty-four hours a day.

   The Company currently provides support for PC/workstation operating systems such as Windows(Registered Trademark) 95, Windows(Registered Trademark), MS-DOS(Registered Trademark), and Sun Microsystems'
Solaris(Registered Trademark), as well as support on network operating systems such as Novell Netware(Registered Trademark) and Windows(Registered Trademark) NT. Groupware products like Lotus Notes and Internet browsers such as Netscape also are fully supported. Additionally, over 100 PC software products ranging from spreadsheets and word processing to communications and graphics are supported, as are numerous on-line services.

   The Company is a Microsoft Authorized Support Center, providing help desk support for a broad range of Microsoft business software applications and operating systems. Technical support is delivered through the Company's network of CSCs and ranges from basic end-user software support to second level professional support, and work in conjunction with Microsoft desktop applications and operating systems, like Microsoft Windows(Registered Trademark) 95 and Windows(Registered Trademark) NT.

 Network Support

   The Company provides support services for networked computing environments, including management, administration, and operations support for both local area networks and wide area networks ("WANs"). Network support services are designed to reduce the cost of ownership of networked computing, improve productivity of network users, and supplement customers' internal support staffs. The Company's remote network management services provide monitoring of fault and performance data in customers' networks and problem resolution from the Company's network management center. The Company also provides on-site network services to assist customers with network administration, operations, and remedial support. Network specialists may be resident at the customer site or dispatched as necessary.

 Logistics Services

   The Company also repairs and refurbishes computer parts and assemblies at seven depot repair centers in the United States. In addition to supporting its own business, these services are provided primarily for OEMs, distributors and other third-party maintenance companies. Subassemblies repaired include system logic boards, hard disk drive assemblies, peripherals, power supplies and related equipment. The Company's depot repair facilities located in Malvern, Pennsylvania; Boston, Massachusetts; Milwaukee, Wisconsin; and San Francisco, California are certified to ISO-9002 standards.

   The Company also provides logistics services, including the planning and forecasting of parts requirements and parts sourcing, inventory and warranty management, for Compaq and other manufacturers. Under terms of the Compaq logistics service contract, the Company handles orders from customers, dealers and distributors in North America for parts that are no longer produced by Compaq. The parts are used to repair Compaq desktops, laptops and servers and include such components as flat panels (LCDs), motherboards, monitors, power supplies and related parts. In addition to repair and replacement work, the Company manages the program's logistics requirements and parts warranty reimbursement activities.

 Program Management

   The Company provides ongoing management services for companies that wish to outsource all or a portion of their services management requirements. Typical services include third-party vendor management, on-site personnel support and program evaluation, as well as a variety of support capabilities required to prepare a system for operation and improve its efficiency. These support capabilities include support for system installation, de-installation, moves, upgrades, reconfigurations, system configuration audits, inventory tracking services and data restoration assistance.

 Planning Support

   The Company assists customers in defining their enterprise service requirements, establishing service delivery benchmarks, recommending process improvements and auditing the results of implemented programs over time. The objective of these consulting services is to assist customers in reducing the total cost of ownership and improving operating efficiency in their service environments.

 Information Services

   The Company makes service improvement recommendations to customers based on information accumulated from its hardware, network and end-user support services. Management information services allow customers to make informed decisions relating to hardware and software procurements as well as the need for increased employee training. The Company believes these services differentiate it from OEMs and software developers that may favor their own products.

   The Company's AssetOne(Trademark) service tracks customers' desktop assets and provides information on hardware configuration, software utilization, warranty status, equipment location and user profiles. This information can then be used to improve the way customers' assets are deployed, serviced, and used in order to reduce costs and increase end-user productivity.

 Support Partner Programs

   The Company maintains strategic alliances with several significant companies in order to provide customers with comprehensive technology support solutions. The Company does not receive revenues for services provided by its strategic partners. Key relationships include: General Electric Computer Leasing Corp., which provides computer acquisition, disposition and financing services; SunGard Recovery Services Inc., which provides disaster recovery services; and MicroAge, Inc., which supplies hardware products such as personal computers, peripherals, network products and related devices.

SALES AND MARKETING

   The Company's core product capabilities are bundled to match the support requirements of customers. Individual service portfolios exist for data center, mid-range and desktop environments. In addition, a product portfolio exists for OEMs who seek support for parts sourcing and repair, inventory management and related logistics services.

   The Company sells its services through both direct and indirect sales channels. The Company's direct sales force consists of approximately 275 sales professionals who are organized into a general commercial sales group as well as into several dedicated groups including: a Federal Group, which sells to the Federal Government; a National Accounts Group, which focuses on large and multinational corporate customers; and a Telesales Group, which focuses on small accounts.

   The Company also sells its services through its indirect sales force comprised of approximately 25 sales professionals. Product support relationships exist with OEMs such as Sequent Computer Corporation, EMC(2) Corporation ("EMC"), Sun and Compaq, and software developers such as Netscape, Novell, Inc., Microsoft Corporation and SunSoft, Inc.

INTERNATIONAL BUSINESS PARTNERS

   In order to provide international service to its multinational customers, the Company supplements its broad North American infrastructure with strategic alliances in selected international markets. The Company maintains relationships with International Computers Limited ("ICL") and FBA Computer Technology Services ("FBA"). The Company licenses many of its proprietary multivendor support tools to FBA and to ICL Sorbus Ltd. ("ICL Sorbus"), which is ICL's multivendor services group in Western Europe. As a result, the Company is able to offer its multinational customers service in Western Europe, Asia and Australia.


   ICL is a leading information technology company that has approximately 23,000 employees operating in about 80 countries around the world. In Western Europe, the ICL Sorbus companies provide multivendor services in 17 countries with approximately 250 service locations and about 5,000 employees. Several of the Company's major customers, including SABRE Group, Inc. and DuPont benefit from the agreement between the Company and ICL Sorbus, whereby ICL Sorbus agrees to provide services at the European locations of the Company's multinational customers. Through ICL Sorbus, the Company utilizes the service branches of both ICL and ICL's parent company, Fujitsu Ltd., to provide worldwide multivendor support throughout Asia, the Pacific Rim, the Middle East and Africa.


   FBA, an affiliate of Fujitsu Ltd., provides multivendor services in Australia and New Zealand from 21 locations with 150 employees. In addition to providing technical support to FBA, the Company has supplied various management and sales support personnel to FBA. FBA also provides services to certain of the Company's multinational customers, including Sun.

SERVICE INFRASTRUCTURE

   Centralized Dispatch. When a customer places a call for remedial maintenance, the Company uses its Dispatch Data Gathering system ("DDG") to manage the process. When a customer is identified, the DDG system displays the customer's service level requirements and covered equipment. Specific information on the symptoms of the problem and the products that are malfunctioning are entered into the system to begin tracking the service event. The Company's Customer Support Representative ("CSR") selects, based upon the requirements of the service event, the appropriate Customer Service Engineer ("CSE") from a list of pre-assigned primary and back-up personnel and passes this information to the selected CSE.

   The Company maintains three CSCs in Malvern, Pennsylvania; Bloomington, Minnesota; and Tulsa, Oklahoma. Customers can reach the CSCs by calling one toll-free telephone number. The CSCs currently are staffed with over 575 CSRs and 29 staff/operations managers. There is a duty manager on call in each center at all times. CSCs are available on a 24 hour, 7 day per week basis. Redundancy for disaster recovery purposes is designed into the CSC system through the three locations' use of automatic telecommunications switching.

   Inventory Logistics. In order to meet customer computer repair requirements, the Company maintains a tiered approach to inventory management. Parts or assemblies with low failure rates are stocked in either the Company's central distribution center located in Malvern, Pennsylvania or in its critical parts center in Dallas, Texas. The Company also maintains six regional distribution centers in Atlanta, Georgia; Newark, New Jersey; Los Angeles, California; San Francisco, California; Chicago, Illinois; and Wilmington, Ohio for critical parts needed more frequently throughout the United States. In order to service customers whose response time requirements are two to four hours, higher usage parts are maintained at the Company's branch offices or local attended stocking locations. Customer site parts storage is arranged when customer response time requirements are two hours or less.

   The Company's field inventory system ("FIS") is a real-time system which tracks the inventory and repairable parts assigned to its field workforce and located at seven distribution centers, field offices or at customer sites. Parts information processed through FIS is integrated with the Company's other key systems, including DDG and International Support Information System ("ISIS").

SERVICE TECHNOLOGY

   The Company has developed several proprietary technologies for use in service planning, support and delivery. These service tools include proprietary databases, remote diagnostic and system monitoring software, and instructional documentation. These technical support tools not only provide remote and on-site predictive and remedial service support, but also enable the Company to collect extensive, objective systems performance measurement information (on the customer's environment as well as benchmarking against the Company's database) which its customers can use to identify potential efficiencies, evaluate competing products and technologies, and determine whether its requirements are being met.

   The Company's proprietary service technologies include ISIS, SERVICE EDGE and MAXwatch(Trademark). The Company licenses certain of these technologies and provides other technical support to certain foreign multivendor service providers, including ICL Sorbus in Europe, FBA in Australia and New Zealand, and PT Metrodata Electronics in Indonesia.

   International Support Information Systems. ISIS is a database accessible to the Company's customer service engineers that is comprised of diagnostic and symptom fix data for thousands of products, service updates, and service planning information, such as machine performance and parts usage information, and remote support capabilities for large IBM systems, including automatic "call home" to the Company. The Company believes that ISIS is the most comprehensive service-related database of any independent computer service organization.

   SERVICE EDGE. SERVICE EDGE is a PC-based system installed at the customer's site which monitors error messages and collects and reports service data to help customers predict potential system failures and provide customers with system performance information.

   MAXwatch(Trademark). MAXwatch(Trademark) is an on-site program for products of Digital Equipment Corporation ("Digital") which monitors system integrity, proactively detects and corrects certain system errors, and automatically "calls home" for remote technical support when pre-defined error thresholds are exceeded. A similar product, MAX400, is available for IBM AS/400 systems.

   DecisionOne, AssetOne(Trademark), ISIS, SERVICE EDGE and
MAXwatch(Trademark) are service marks or trademarks owned by the Company. All other brand names, service marks or trademarks appearing herein are the property of their respective owners.

TRAINING

   The Company maintains the technical expertise of its engineers through training programs designed to teach the various techniques for determining the status of a customer's total computer operations. The Company's training offers support professionals a broad exposure to various computer system technologies.


   The Company's training facilities include 26 classrooms, 23,000 square feet of hands-on lab space, 26 full-time instructors and video specialists and a curriculum of over 80 courses. The Company has five training centers and labs located in Frazer, Pennsylvania; Malvern, Pennsylvania; Bloomington, Minnesota; Milwaukee, Wisconsin; and Phoenix, Arizona. Six months following course work, the Company surveys the engineers to gauge the effectiveness and applicability of its training curriculum.


CUSTOMERS

   The Company services over 51,000 customers at over 182,000 sites across the United States and Canada. The Company sells services to five types of customers: large businesses that have complex computing support needs and typically maintain a data center, distributed computing and work group environments; medium-sized businesses that rely primarily on distributed systems for their computing needs; small businesses that principally use LANs and WANs for computing; individuals who use stand-alone computing systems; and OEMs and software developers that contract with the Company for warranty services, logistic support services or help desk support. A significant portion of the Company's revenues are attributable to large businesses with complex computing support needs.

COMPETITION

   Competition among computer support service providers, both OEM and independent service organizations, is intense. The Company believes that approximately 80% of that portion of the hardware maintenance services market that is related to mainframes and stand-alone midrange systems is currently serviced by OEM service organizations. In addition, the Company believes that OEM service organizations provide a smaller, but still significant, portion of the computer maintenance services related to distributed systems, workgroups and PCs. The remainder of the market is serviced by a small number of larger, independent companies, such as the Company, offering a broader range of service capabilities, as well as numerous small companies focusing on narrower areas of expertise.

   The Company considers its principal competitors to include: IBM and its affiliate Technology Service Solutions, Digital, and Wang Laboratories, Inc., the multivendor service divisions of certain other OEMs, other national independent service organizations that are not affiliated with OEMs such as Vanstar Corporation, Entex Corporation and Stream International, Inc., and various regional service providers.

   The Company believes that the primary competitive factors in the computer services industry are the quality of a company's services, the ability to service a wide range of products supplied by a variety of vendors, the geographic coverage of a company's services and the cost to the customer of those services. The Company believes that customers are increasingly looking for service providers capable of providing a single-source solution for their increasingly complex multivendor systems. See "Risk Factors--Competition; Competitive Advantages of OEMs."

FACILITIES

   The Company leases certain office and warehouse facilities under operating leases and subleases that expire at various dates through November 30, 2005. The Company's executive offices are located at the Frazer, Pennsylvania facilities listed below. The principal facilities currently leased or subleased by the Company are as follows:

                                             SQUARE
LOCATION                                     FOOTAGE     LEASE EXPIRATION
--------                                     -------     ----------------
Frazer, Pennsylvania (Office) .............  109,800    November 2005
Frazer, Pennsylvania (Office) .............   35,968    April 2003
Malvern, Pennsylvania (Depot/Call Center)    200,000    May 2000
Horsham, Pennsylvania (Warehouse)  ........  100,000    December 1999
Bloomington, Minnesota (Call Center) ......   66,000    March 1998
Hayward, California (Depot) ...............   91,000    September 1999
Northborough, Massachusetts (Depot)  ......   52,778    July 1998
Wilmington, Ohio (Warehouse)...............   83,000    January 2001
Grove City, Ohio (Depot)...................  118,500    January 2002

   In addition, the Company owns two facilities located in Tulsa, Oklahoma (multi-purpose) and the suburbs of Milwaukee, Wisconsin (logistics services). The Company's management believes that its current facilities will be adequate to meet its projected growth for the foreseeable future.


EMPLOYEES

   As of June 30, 1997, the Company had approximately 6,500 full-time and 60 part-time employees. None of the Company's employees is currently covered by collective bargaining agreements. Management considers employee relations to be good.


LEGAL PROCEEDINGS

   The Company is a party, from time to time, to lawsuits arising in the ordinary course of business. The Company believes it is not currently a party to any material legal proceedings. However, within the past several years, several OEMs have been involved in litigation with independent service organizations, including the Company, in which such OEMs have claimed infringement of software copyrights held by the OEMs. The Company currently is not involved in any such litigation. See "Risk Factors--Copyright Issues."

   The Company, or certain businesses as to which it is alleged that the Company is a successor, have been identified as potentially responsible parties in respect of three waste disposal sites that have been identified by the United States Environmental Protection Agency as Superfund Sites: (i) PAS Irwin Dump Site, Oswego, New York (and six satellite sites, including the Fulton Terminals Site, Fulton, New York); (ii) North Penn Area 6 Site, Lansdale, Pennsylvania; and (iii) Revere Chemical Site, Nockamixon, Pennsylvania. In addition, the Company received a notice several years ago that it may be a potentially responsible party with respect to the Boarhead Farms Site, Bridgeton, Pennsylvania, at a site related to the Revere Chemical site, but has not received any additional communication with respect to that site. Under applicable law, all parties responsible for disposal of hazardous substances at those sites are jointly and severally liable for clean-up costs. The Company has estimated that its share of the costs of the clean-up of one of the sites will be approximately $500,000, which has been provided for in liabilities related to the discontinued products division in the accompanying consolidated balance sheets as of June 30, 1996, 1995 and 1994. Complete information as to the scope of required clean-up at these sites is not yet available and, therefore, management's evaluation may be affected as further information becomes available. However, in light of information currently available to management, including information regarding assessments of the sites to date and the nature of involvement of the Company's predecessor at the sites, it is management's opinion that the Company's share, if any, of the cost of clean-up of these sites will not be material to the consolidated financial position, results of operations or liquidity of the Company. See Note 18 of the Notes to the Company's Consolidated Financial Statements.

                             THE SPECIAL MEETING

MATTERS TO BE CONSIDERED

   The primary purpose of the Special Meeting is to vote upon a proposal to approve and adopt the Merger Agreement. If the Merger Agreement is approved by the stockholders of the Company, MergerSub will merge with and into the Company and approximately 26.3 million shares of Company Common Stock currently held by Company stockholders (representing approximately 94.7% of the shares of Company Common Stock presently issued and outstanding) will be converted into cash. The remaining 1,474,345 shares of Company Common Stock currently held by stockholders (plus 5.3% of any Shares issued upon exercise of options and warrants after April 21, 1997 and prior to the Effective Time of the Merger) will be retained by existing stockholders of the Company. The shares which are to be retained represent approximately 5.3% of the shares of Company Common Stock issued and outstanding prior to the Merger and will represent approximately 13.1% of the shares of Company Common Stock expected to be issued and outstanding immediately after the Merger (or 11.6% on a fully diluted basis).


   If the Merger is approved, 9,782,609 shares of common stock of MergerSub will be converted into 9,782,609 shares of Company Common Stock, which will represent approximately 86.9% of the Company Common Stock (or 77.2% on a fully diluted basis) after the Merger. In addition, in connection with the offering of the Discount Notes and the issuance of shares of common stock of MergerSub referred to above, MergerSub will issue the Public Warrants and the DLJMB Warrants, respectively, in relative amounts to be determined. Such warrants will be exercisable to purchase up to 1,417,180 shares of common stock of MergerSub at prices yet to be determined, but which will be not less than $.01 per share. All such warrants will, by their terms, become warrants to purchase shares of Company Common Stock on identical terms following the Effective Time. As a result, following the Effective Time, the DLJMB Warrants and Public Warrants will permit the holders thereof to purchase up to an additional 1,417,180 shares of Company Common Stock which would represent, when exercised, approximately 11.2% of the Company Common Stock (on a fully diluted basis) after the Merger (see "The Merger--Conversion of MergerSub Stock"). In lieu of acquiring the DLJMB Warrants, the DLJMB Funds may acquire the Direct Shares. The DLJMB Funds may also purchase Preferred Stock of the Company if the Discount Notes are not issued as part of the Merger Financing. See "The Merger--Merger Financing." In addition, it is expected that certain members of the Company's management will be offered the opportunity to purchase shares of Company Common Stock following the Effective Time. DLJMB has proposed that management of the Company purchase up to 347,826 shares of Company Common Stock for $8.0 million. The DLJMB Funds expect that the Institutional Investors may acquire a portion of the securities of MergerSub that would otherwise be purchased by the DLJMB Funds as described in this Proxy Statement/Prospectus. In no event would any such purchases reduce the fully diluted ownership by the DLJMB Funds of Company Common Stock after the Effective Time to below a majority, or limit the rights of the DLJMB Funds as described in "The Merger--Investors Agreement."


   If the Merger is approved, the Certificate of Incorporation of the Company will be amended in a form consistent with Exhibit A to the Merger Agreement included as Annex A hereto. Thus a vote in favor of the approval and adoption of the Merger Agreement will constitute a vote in favor of amending such certificate of incorporation. If the Merger is approved by the stockholders of the Company, the stockholders will also be asked to transact such other business as properly may come before the meeting. The Board of Directors of the Company is not presently aware of any such other business.

   Immediately after the Effective Time, assuming full exercise of the DLJMB Warrants and Public Warrants, there will be 12,674,134 shares of Company Common Stock issued and outstanding. The Merger Agreement (including Exhibit A thereto) is attached to this Proxy Statement/Prospectus as Annex A. See "The Merger" and "Certain Provisions of the Merger Agreement." THE BOARD OF DIRECTORS OF THE COMPANY HAS, BY UNANIMOUS VOTE, APPROVED THE MERGER AGREEMENT AND RECOMMENDS A VOTE FOR ADOPTION AND APPROVAL OF THE MERGER AGREEMENT.

REQUIRED VOTES

   The affirmative vote of the holders of a majority of the shares of Company Common Stock entitled to vote thereon is required to approve and adopt the Merger Agreement.

   Pursuant to the Voting Agreement, certain partnerships associated with Welsh Carson and J.H. Whitney have agreed to vote approximately 56% of the shares of Company Common Stock owned by them in the aggregate, or approximately 30% of the outstanding shares of Company Common Stock, to approve and adopt the Merger Agreement, the Merger, and any other transactions or agreements related to the Merger. Additionally, Welsh Carson and J.H. Whitney have each irrevocably appointed MergerSub as proxy for and on behalf of each of them to vote such shares of Company Common Stock for all matters related to the Merger Agreement and the Merger. A conformed copy of the Voting Agreement and Irrevocable Proxy appears as Annex B to this Proxy Statement/Prospectus. See "The Merger--Certain Provisions of the Voting Agreement."

   As of       , 1997, Directors and Executive Officers of the Company and
their affiliates were beneficial owners of an aggregate of     shares
(approximately   %) of the outstanding shares of Company Common Stock. The
directors and executive officers of the Company have indicated that they intend to vote their shares of Company Common Stock in favor of the approval and adoption of the Merger Agreement. See "Security Ownership of Certain Beneficial Owners and Management."

VOTING AND REVOCATION OF PROXIES

   Shares of Company Common Stock that are entitled to vote and are represented by a Proxy properly signed and received at or prior to the Special Meeting, unless subsequently properly revoked, will be voted in accordance with the instructions indicated thereon. If a Proxy is signed and returned without indicating any voting instructions, shares of Company Common Stock represented by such Proxy will be voted FOR the proposal to approve and adopt the Merger Agreement. The Board of Directors of the Company is not currently aware of any business to be acted upon at the Special Meeting other than as described herein. If, however, other matters are properly brought before the Special Meeting or any adjournments or postponements thereof, the persons appointed as proxies will have the discretion to vote or act thereon in accordance with their best judgment, unless authority to do so is withheld in the Proxy. The persons appointed as proxies may not exercise their discretionary voting authority to vote any such Proxy in favor of any adjournments or postponements of the Special Meeting if instruction is given to vote against the approval and adoption of the Merger Agreement.

   Any Proxy given pursuant to this solicitation may be revoked by the person giving it at any time before the shares of Company Common Stock represented by such Proxy are voted at the Special Meeting by (i) by attending and voting in person at the Special Meeting, (ii) by giving notice of revocation of the Proxy at the Special Meeting, or (iii) delivering to the Secretary of the Company (a) a written notice of revocation or (b) a duly executed Proxy relating to the same Shares and matters to be considered at the Special Meeting, bearing a date later than the Proxy previously executed. Attendance at the Special Meeting will not in and of itself constitute a revocation of a Proxy. All written notices of revocation and other communications with respect to revocation of proxies should be addressed as follows: DecisionOne Holdings Corp., 50 East Swedesford Road, Frazer, Pennsylvania 19355
Attention: Secretary, and must be received before the taking of the votes at the Special Meeting.

RECORD DATE; STOCK ENTITLED TO VOTE; QUORUM


   Only holders of Company Common Stock at the close of business on July 14, 1997 will be entitled to receive notice of (except adjournments and postponements thereof) and to vote at the Special Meeting. At the close of business on the Record Date, there were outstanding and entitled to vote [27,911,185] shares of Company Common Stock, and there were 124 holders of record. The presence, in person or by proxy, at the Special Meeting of the holders of at least a majority of the votes entitled to be cast at the Special Meeting is necessary to constitute a quorum for the transaction of business. Abstentions and broker non-votes will be counted as present for the purposes of determining whether a quorum is present but will not be counted as votes cast in favor of approval and adoption of the Merger Agreement. Because the vote on the Merger Agreement requires the approval of the majority of the votes entitled to be cast by the stockholders of the outstanding shares of Company Common Stock, abstentions and broker non-votes will have the same effect as a negative vote on these proposals.

APPRAISAL RIGHTS

   Each holder of Company Common Stock has a right to dissent from the Merger, and, if the Merger is consummated, to receive "fair value" for his or her shares in cash by complying with the provisions of Delaware law, including Section 262 of the DGCL. The dissenting stockholder must deliver to the Company, prior to the vote being taken on the Merger Agreement at the Special meeting, written notice of his or her intent to demand payment for his or her shares if the Merger is effected and must not vote in favor of approval and adoption of the Merger Agreement. The full text of Section 262 of the DGCL is attached as Annex D hereto. See "Dissenting Stockholders' Rights" for a further discussion of such rights and the legal consequences of voting shares of Company Common Stock in favor of the approval and adoption of the Merger Agreement.

SOLICITATION OF PROXIES

   The cost of solicitation of proxies will be borne by the Company. In addition to the use of the mails, proxies may be solicited by telephone by officers and directors and a small number of regular employees of the Company who will not be specially compensated for such services. The Company also will request banks and brokers to solicit proxies from their customers, where appropriate, and will reimburse such persons for reasonable expenses incurred in that regard.

   ONLY HOLDERS OF COMPANY COMMON STOCK WHO WISH TO MAKE A STOCK ELECTION ARE REQUIRED TO SEND STOCK CERTIFICATES WITH THEIR FORM OF ELECTION (AS DEFINED BELOW). HOLDERS OF COMPANY COMMON STOCK WHO DO NOT MAKE A STOCK ELECTION WILL RECEIVE, BY MAIL, LETTERS OF TRANSMITTAL WITH WHICH SUCH STOCK CERTIFICATES SHOULD BE RETURNED AFTER THE EFFECTIVE TIME. HOLDERS WHO DO NOT MAKE A STOCK ELECTION SHOULD THEREFORE NOT SEND STOCK CERTIFICATES WITH THEIR PROXY CARDS. SEE "THE MERGER--STOCK ELECTION" AND "--STOCK ELECTION PROCEDURE."

                                  THE MERGER

BACKGROUND OF THE MERGER


   Early in 1997, DLJMB began to explore the possibility of investments in the technology services sector and evaluated a number of companies as potential investment candidates, including the Company. As a result of such evaluation, DLJMB concluded that the Company might be an attractive candidate for a possible investment by the DLJMB Funds, and Mr. Grauer contacted Mr. Brooks to discuss the possibility of such an investment.

   During the week of February 10, 1997, Mr. Grauer, a managing director of DLJMB, and Mr. Brooks, a general partner of J.H. Whitney and a director of the Company, discussed the possibility that DLJMB might have an interest in acquiring the Company. On February 19, Mr. Brooks conveyed this interest to the Directors of the Company at a regularly scheduled Board meeting in New York, and on March 5, 1997, Messrs. Grauer, Wortman, a principal of DLJMB, and Brooks met in New York to discuss the Company and the industry in general.


   On March 14, representatives of DLJMB met with representatives of Welsh Carson and J.H. Whitney concerning a possible transaction between DLJMB and the Company. A number of possible transactions were discussed on a preliminary basis and the DLJMB representatives suggested that they would have to perform detailed due diligence before a determination could be made as to whether a transaction made sense. DLJMB also stated that it would not participate in any "auction" of the Company and would only be willing to meet and discuss the subject on an exclusive and confidential basis.

   On March 20, DLJMB executed a confidentiality agreement with the Company and commenced its due diligence investigations of the Company by holding meetings with the Company's senior management. During a telephonic meeting of the Board of Directors of the Company held on March 27, the Board discussed a possible transaction with DLJMB and authorized continued due diligence. It was the view of the Board of Directors that pursuing an auction of the Company would terminate DLJMB's interest and expose the Company to competitive harm without assuring that any acceptable offer would emerge. For approximately the next month, DLJMB continued its due diligence which included additional meetings with management of the Company, site visits and legal and accounting due diligence.

   On April 19, representatives of DLJMB met with Messrs. McInerney, Brooks and Draeger in New York. At these discussions, DLJMB proposed a transaction of the nature described in this Proxy Statement/Prospectus in which all stockholders of the Company would have the right to receive a certain cash price per share of Company Common Stock estimated by DLJMB to be in the range of $21 to $23, but with the condition that at least a minimum number of shares of Common Stock be retained by existing stockholders of the Company. DLJMB indicated that an essential element of any transaction would be that the transaction qualify as a recapitalization for accounting purposes. DLJMB also indicated that one condition of its willingness to proceed, among other things, would be the full voting support of Welsh Carson and J.H. Whitney for a transaction.

   On April 20, DLJMB's legal counsel circulated a draft of a merger agreement and a voting agreement for discussion purposes while DLJMB continued its due diligence investigations. Following April 20 there were substantial disagreements between the parties concerning issues relating to the price range of a possible transaction, the proposed voting agreement and the general structure of a transaction including conditions to consummation. In an attempt to resolve some of these issues, representatives of DLJMB and their legal counsel and Messrs. Brooks and McInerney and representatives of the Company's legal counsel met in New York on April 21 and 22.

   At the April 21 meeting, representatives of the Company indicated concern with the financing condition contained in the draft agreement. In addition, they raised concerns over the broad circumstances under which DLJMB had proposed that it receive a termination fee and the reimbursement of its expenses. Finally, Mr. McInerney and Mr. Brooks indicated their opposition to the proposed voting agreement which requested that Welsh Carson and J.H. Whitney agree to vote all of their shares, approximately 54% of the primary shares of Company Common Stock outstanding, in favor of the merger and to prohibit the voting of those shares for a competing transaction or the sale of those shares for a period of one year after termination of a merger agreement. They requested that DLJMB reconsider its proposal and suggested a meeting the next day to readdress these issues.

   At the April 22 meeting, representatives of the Company reiterated their opposition to the broad circumstances under which fees would be paid and expenses reimbursed and their discomfort with the conditions to closing, including the financing condition. Representatives of DLJMB indicated that DLJMB would not pursue a transaction without a financing condition and indicated that DLJMB had never previously failed to consummate a transaction because of lack of sufficient financing. Representatives of DLJMB further indicated that DLJMB would be unwilling to pursue a transaction without a voting agreement covering a significant number of the shares of Company Common Stock owned by Welsh Carson and J.H. Whitney. Messrs. McInerney and Brooks agreed to consider DLJMB's position, but indicated that in light of DLJMB's position, a potential transaction could occur only at the top end of the price range suggested by DLJMB at the April 19th meeting.

   During April 23 and 24 Messrs. McInerney and Brooks continued discussions with Mr. Grauer in an attempt to reach a compromise, and a meeting was held in New York on April 25 where it was generally decided that the voting agreement would cover 8,345,349 of the 14,837,936 shares of Company Common Stock held by the Significant Stockholders, or approximately 30% of the Company Common Stock outstanding (without giving effect to the exercise of Options and Existing Warrants), and that restrictions on the transfer and voting of such stock would survive for no more than four months after termination of the Merger Agreement. Both Messrs. McInerney and Brooks felt that because the Significant Stockholders would be able to vote the remaining 6,492,587 shares held by them (approximately 24% of the Company Common Stock outstanding, assuming exercise of warrants held by them) for any competing transaction, such restrictions would not materially impact the Company's ability to support an alternative transaction in the event the proposed agreement with DLJMB were to terminate. In addition, it was generally agreed that the instances in which a termination fee was paid and expenses reimbursed would be substantially limited.

   On April 25, Smith Barney was asked to begin preparations to advise the Board as to whether the consideration to be received by the holders of Company Common Stock in the Merger was fair to such holders from a financial point of view in the event that the issues referred to above were resolved and agreement with respect to a proposed transaction was otherwise reached. From April 25 through April 30 representatives of the respective legal counsel of DLJMB and the Company negotiated the terms of a revised draft merger and voting agreement, and Smith Barney conducted interviews with management of the Company and had discussions with representatives of DLJMB.

   On May 1, a special meeting of the Board of Directors of the Company was convened to discuss the current status of negotiations. All members of the Board participated either in person or by conference call. Representatives of the Company's legal counsel advised the Board of its fiduciary duties under Delaware law with respect to a transaction that would result in a change of control of the Company. Mr. Draeger informed the Board that he would likely be an interested party in the transaction in light of his proposed role with the Surviving Corporation and would not participate in deliberations about the contemplated transaction. The Board then reviewed basic features of the proposed transaction with DLJMB, including the capital structure of the post-transaction entity, the probable conditions to closing and transaction protection features of the proposed merger. Messrs. McInerney and Brooks outlined in detail the discussions with DLJMB described above.

   Members of the Board also discussed the condition that required the transaction to be characterized as a recapitalization for accounting purposes and discussed the nature and requirements of a recapitalization transaction with their financial consultants.

   The Board then focused on the probable transaction protection features and discussed the difficulty in balancing the need to provide sufficient transactional protections to induce DLJMB to make its highest bid and to also permit other bidders a meaningful opportunity to emerge and compete with that bid.

   At the Board's May 1 meeting, the engagement of Smith Barney as the Company's financial advisor was approved by the Board and representatives of Smith Barney presented the Board with such firm's preliminary analysis of the proposed transaction.

   As part of the above discussions, members of the Board asked Messrs. Draeger and Fitzpatrick, the Company's chief financial officer, for management's views as to the reasonableness of the estimated financial information as to possible future performance developed by management and used by Smith Barney and inquired regarding the impact of a leveraged transaction on the Company's ability to retain customers. Messrs. Draeger and Fitzpatrick responded by indicating that in their respective opinions such estimates were reasonable, based on the best currently available information, and generally conformed with shorter-term projections of management that would have been presented to the Board in the regular course. Mr. Draeger also indicated that, historically, balance sheet strength had not been as important as quality of service to existing and potential customers.


   Members of the Board then asked Smith Barney and Mr. Draeger if the Company had been recently approached by any other bidders. Representatives of Smith Barney indicated that while they were unaware of any recent indications of interest, prior to the filing of a registration statement with the Commission in February of 1996 in connection with the Company's initial public offering, Smith Barney explored the possibility of a sale of the Company and made selected inquiries with parties having a potential interest in connection therewith, but no bidders had emerged that were willing to pay the expected public offering price of $16-18 per share. Furthermore, it was indicated that no bidders had emerged after the filing and prior to the effectiveness of the registration statement registering such offering in April 1996. Mr. Draeger indicated that during the first calendar quarter of 1997 there had been casual conversations with two potential strategic parties, but that no proposals had arisen therefrom.


   At 5:00 p.m. on May 2, Messrs. Grauer and Wortman contacted Mr. McInerney and offered a transaction in which stockholders would be required to retain stock representing 5.3% of the shares of Company Common Stock outstanding. After negotiations on price, a price of $23 per share for the cash portion of the consideration to be paid in the proposed merger was proposed by Mr. Grauer, and Messrs. McInerney and Brooks agreed to present this transaction to the Board.

   On May 4, the Board of the Company reconvened to review the terms of a draft merger agreement that had been received by them on May 3 which included the $23 price that had been offered by Mr. Grauer on May 2. At this meeting, representatives of Smith Barney delivered to the Board an opinion to the effect that as of the date of such opinion and based upon and subject to certain matters stated therein, the Consideration (as defined below) to be received by holders of Company Common Stock in the Merger was fair to such holders from a financial point of view. See "--Opinion of Financial Advisor." For purposes of their presentation, Smith Barney used a range of $22.38 to $22.85 per share of Company Common Stock because of a discount value applied to the 5.3% of the consideration that was to be received in the form of equity in the surviving entity.

   Messrs. McInerney and Brooks commented separately as to their respective beliefs that the proposed transaction was very attractive. They also noted that the Company's stock price had been negatively impacted in February 1997 after both Welsh Carson and J.H. Whitney had made distributions (the "Distributions") of Company Common Stock to the limited partners of their respective partnerships, and cautioned the Board that future distributions could have a similar impact. The Board acknowledged that resales of distributed stock could have a depressing effect on the trading price of the Company Common Stock.

   The Board considered the reasonableness of the financial estimates that management had provided to Smith Barney and DLJMB and the ability of the post-transaction company to fund its obligations as they came due. Mr. Draeger restated his belief that such estimates were reasonable, based on the best currently available information, and generally conformed with shorter-term projections of management. Representatives of Smith Barney concurred with Mr. Draeger and indicated that those financial estimates resulted in sustainable interest coverage ratios.

   The Board then considered the transaction protection features described in the draft agreement, and Mr. McInerney suggested that the proposed limitation on expenses was too high. Representatives of Smith Barney stated their belief that payments aggregating no more than $1 per share would not, in their view, present a material impediment to another bidder. The Board determined, based in part on the view of Smith Barney, that transaction protection features that represented no more than $1 per share if certain conditions were satisfied would not deter an offer that was materially better to the Company's stockholders, and that the proposed transaction satisfied such conditions.

   It was also noted that the draft merger agreement provided that all Existing Warrants and Options receive cash representing the difference between their exercise prices and the transaction price. Messrs. McInerney and Brooks noted that this treatment created a relative benefit to the holders of Options and Existing Warrants as compared to the holders of outstanding stock because the Option and Existing Warrant holders would receive cash for 100% of the economic value of such Options and Existing Warrants rather than cash for 94.7% of the outstanding shares of Company Common Stock and a continuing ownership interest for the balance. Messrs McInerney and Brooks advised the Board that their funds collectively owned Existing Warrants to purchase 468,750 shares of Company Common Stock.

   Mr. Draeger then disclosed the current state of his negotiations with DLJMB regarding his continued employment and indicated that he was entitled under his employment agreement to compensation equal to 2% of the equity value of the proposed transaction if such transaction were consummated. Mr. Draeger also explained that DLJMB had suggested that stock options would be made available to certain key employees. Mr. Draeger was then excused from the meeting.

   Mr. Anderson asked the representatives of Smith Barney if they concurred with Mr. Draeger's analysis of the Company and the estimated financial information prepared by management and Smith Barney reaffirmed their concurrence. Mr. Anderson then asked Smith Barney if they were aware of any other bidders at the price proposed, and Smith Barney indicated that although it was not authorized by the Company or the Board to make any inquiries and did not make any inquiries, it was not aware of any other bidders. However, Smith Barney indicated its view that the announcement of the transaction would provide a reasonable opportunity for other bidders to come forward.

   After further discussion, the Board of Directors (other than Mr. Draeger) unanimously approved the transaction. Soon thereafter, the Company and MergerSub entered into the Merger Agreement, and the Company, Welsh Carson, J.H. Whitney and MergerSub entered into the Voting Agreement.

RECOMMENDATION OF THE BOARD OF DIRECTORS; REASONS FOR THE MERGER


   At its meeting on May 4, 1997, the Board of Directors determined that the Merger Agreement and the Voting Agreement, taken together, are fair to the stockholders of the Company and recommended that holders of Company Common Stock approve and adopt the Merger Agreement. This determination was made by all members of the Board at such meeting, except for Mr. Draeger who did not participate in such Board action. Mr. Draeger, however, concurs with the determination of the Board of Directors. As described under "--Background of the Merger," the Board was confronted with an attractive offer which provided stockholders of the Company with a significant premium to the current value of their stock. The Board received an opinion from Smith Barney to the effect that as of the date of such opinion and based upon and subject to certain matters stated therein, the Consideration (as defined below) to be received by holders of Company Common Stock in the Merger was fair to such holders from a financial point of view. In addition, Smith Barney presented its view that the estimated financial information prepared by management for Smith Barney was reasonable. The Board's decision to enter into the Merger Agreement and the Voting Agreement was based in part on the Board's view that while no solicitation of other bids had been attempted, the transaction protection features offered to MergerSub would not deter competing bids that were materially better to the Company's stockholders. Ultimately, the Merger was deemed by the Board to be the alternative which would yield the best results to the stockholders of the Company from a financial point of view. See "--Background of the Merger."


   The recommendation by the Board that the Company's stockholders approve and adopt the Merger Agreement is not, and should not be considered to be, a recommendation by such Board that the stockholders elect to retain or, alternatively, that the stockholders sell shares, of Company Common Stock held by them in the Merger.

   In its deliberations, the Board considered a number of factors including, without limitation, the following:


     1. The Board's knowledge of the business, operations, properties, assets, financial condition, operating results and prospects of the Company and the Board's belief that (i) the value of the Merger Consideration was within the range of values determined by Smith Barney using a discounted cash flow analysis of management's own estimates and (ii) the Merger Consideration therefore permitted stockholders of the Company to recognize with certainty the present value of those estimates for at least 94.7% of their shares, whereas without the Merger, the Company's ability to realize such estimates would inherently be subject to significant economic and competitive uncertainties and contingencies beyond the Company's control. (See "--Background of the Merger");

     2. The oral and written presentations of Smith Barney, the fact that no bidders willing to pay the expected initial public offering price of $16-$18 per share had emerged as a result of selected inquiries made by Smith Barney with parties having a potential interest in connection with the sale of the Company prior to filing a registration statement with the Commission in connection with the Company's initial public offering, and the opinion of Smith Barney described below. See "--Opinion of Financial Advisor" for a discussion of the factors considered in rendering the opinion. Such opinion, which is subject to limitations, qualifications and assumptions, is included as Annex C hereto, and should be read in its entirety. The Merger Consideration was either within or above the range of values presented by Smith Barney in its various analyses, and the Board did not give any weight to any particular analysis. While in some analyses, the high end of the valuation range was higher than the Merger Consideration, based on the advice of Smith Barney and in light of all of the analyses performed by Smith Barney, the Board believed that the Merger Consideration was fair to holders of Company Common Stock from a financial point of view;


     3. The terms and conditions of the Merger Agreement and the Voting Agreement. The Board considered in particular the "no solicitation" provision of the Merger Agreement, the fees and expense reimbursements payable to DLJMB (which could require payments of up to approximately $26.7 million in the aggregate and which provisions were negotiated at arm's length between the parties), the conditions precedent to the payment of such fees, and the termination provisions of the Merger Agreement and the Voting Agreement. The Board sought to balance the interests of DLJMB, which the Board believed had made an attractive acquisition offer for the Company, in limiting the Company's right to consider other offers, against the Company's ability to obtain a better price for the Company's stockholders. The Board sought to negotiate provisions in the Merger Agreement that would allow it to fulfill its fiduciary duties in the event an unsolicited offer from a third party was received. While the Merger Agreement prohibits the Company from soliciting third-party offers, it does not prohibit the Company from considering unsolicited third-party offers, negotiating with such third parties or furnishing such third parties with information about the Company. Also, the Board negotiated provisions in the Merger Agreement that would permit the termination thereof in the event an offer more favorable from a financial point of view than the DLJMB offer is received from a third-party. Only in the event that each of the following is satisfied, (i) the Company received such an offer prior to the Company Stockholder Meeting, (ii) either the Board withdraws or modifies its recommendation to stockholders or the Company's stockholders fail to vote to approve the Merger Agreement and
    (iii) a transaction is consummated during the twelve month period following termination of the Merger Agreement, would the Company be required to pay DLJMB a termination fee of $20,947,000. Expense reimbursement is limited to $8,250,000 and is payable only if the Merger Agreement is terminated for reasons other than (i) a termination by the Company in the event of a breach of the Merger Agreement by MergerSub,
    (ii) a mutual termination, (iii) a termination because DLJMB has been unable to obtain the requisite financing, (iv) a termination after DLJMB is unable to receive comfort that the transaction would be accounted for as a recapitalization and (v) a termination following inability of the Company to make certain representations covering absence of certain material adverse events. Moreover, in the event that a termination fee is paid, or in the event that certain injunctions are issued or litigation arises that result in MergerSub's refusal to consummate the Merger, expense reimbursement is capped at $5,750,000.

    Based in part on Smith Barney's advice that aggregate termination fees and expenses of $1.00 per share or less would not, in their view, present a material impediment to another bidder, the Board concluded that the aggregate amount of such fees and expense reimbursements, which amount to a maximum of approximately 96 cents per primary share, would not deter a third-party from making an offer that was materially more favorable to the Company's stockholders;


     4. The belief that conducting an auction after receipt of DLJMB's offer would (i) expose the Company to competitive harm, (ii) cause DLJMB to withdraw its offer and (iii) as was the case in February 1996, not assure the Company of receiving any acceptable offers;

     5. The fact that the Welsh Carson and J.H. Whitney as the holders of a majority of the outstanding shares of Company Common Stock believed that DLJMB's proposal and the consideration to be received thereunder were attractive and in the best interest of the Company and its stockholders;


     6. The $16.7 million to $29.8 million aggregate value of equity to be retained by stockholders as determined by Smith Barney as part of its analysis in rendering the Opinion (see "Opinion of Financial Advisor"), despite the potential for the DLJMB Warrants and the Public Warrants to be issued, and the expected decline in the volume of Shares traded following the Merger (see "Risk Factors--Potential Delisting and Loss of Liquidity"). The Board determined that liquidity issues and the issuance of the DLJMB Warrants and the Public Warrants by the Company would not materially affect the value of the consideration to be received by the Company's stockholders because approximately 94.7% of that consideration would be in cash;


     7. The Board's consideration the conditions to closing included in the Merger Agreement and the commitment letters circulated by DLJMB, including the financing contingency, and conclusion that DLJMB was a significant participant in the capital markets with an established record of completing transactions;


     8. The historical market price of Company Common Stock, which had ranged from $14.75 per share to $19.50 per share from January 1, through May 2, 1997, the last trading day prior to the announcement of the signing of the Merger Agreement. The Board also considered the fact that while for a period of time following the Company's initial public offering in April, 1996 the Company's stock had traded in a price range in excess of $23.00 per share, from September 4, 1996, the trading day after the Company announced (the "Announcement") earnings estimates for the fiscal year ending June 30, 1997 that it believes were below analysts' expectations, through May 2, 1997, the Company's stock had traded in a price range of $12.50 to $19.50 per share with an average daily trading price of $15.61. The Board also considered the impact on the Company's stock price from the Distributions and that future distributions could have a similar impact;

     9. The fact that the consideration to be received by the Company's stockholders in the Merger represents an approximately 36% premium over the closing price of Company Common Stock of $16.50 per share on May 2, 1997, the last trading day prior to the announcement of the signing of the Merger Agreement, which is substantially above the comparative premiums of 20.6% to 30.6% presented by Smith Barney (see "Opinion of Financial Advisor--Selected Precedent Transactions"), and an approximately 47% premium over the previous trading month's average and an approximately 47% premium over the average daily trading price of Company Common Stock from the day after the Announcement to May 2, 1997;

     10. The fact that the consideration to be received by the stockholders of the Company in the Merger will consist, in the aggregate, of approximately 94.7% cash and the Board's beliefs that (i) the projections provided by management of the Company to Smith Barney and DLJMB were reasonable, (ii) the $16.7 million to $29.8 million aggregate value of the equity to be retained by the Company's stockholders, as determined by Smith Barney as part of their analysis in rendering the Opinion (see "Opinion of Financial Advisor") placed on the 5.3% of equity required to be retained by the Company's stockholders by Smith Barney was reasonable to stockholders, and
    (iii) the Surviving Corporation would be solvent, would not be left with unreasonably small capital, and would not have incurred debts beyond its reasonable ability to pay them as they mature; and

     11. The fact that the Merger Agreement requires that the Merger be submitted to the Company's stockholders for approval and the practical effect of the Voting Agreement which only relates to shares representing approximately 30% of the Company's shares outstanding and therefore permits the Company's two largest stockholders to vote approximately 24% (assuming exercise of warrants) of the shares of Company Common Stock outstanding in favor of another transaction if one were to arise.


   The foregoing discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. The Board did not consider the "liquidation value" of the Company in its analysis nor did it consider the book value of the Company Common Stock, which as of March 31, 1997 was approximately $6.70 per share (substantially less than the value of the Merger Consideration). In that regard, the Board also noted that Smith Barney, the Company's financial advisor, did not consider the "liquidation value" or "book value" of the Company Common Stock in performing their analysis in rendering the Opinion. In addition, individual members of the Board may have given different weights to different factors.

   Mr. Draeger, in arriving at the conclusion that he concurs with the Board of Directors, considered the same factors as the Board of Directors enumerated above.


OPINION OF FINANCIAL ADVISOR

   Smith Barney was retained by the Company to evaluate the fairness, from a financial point of view, to the holders of Company Common Stock of the Consideration to be received by such holders in the Merger. On May 4, 1997, at a meeting of the Board of Directors of the Company held to evaluate the proposed Merger, Smith Barney delivered an oral opinion, subsequently confirmed by delivery of a written opinion dated May 4, 1997 (the "Opinion") to the Board of Directors of the Company to the effect that, as of the date of the Opinion and based upon and subject to certain matters stated therein, the Consideration to be received by holders of Company Common Stock (other than MergerSub and its affiliates) was fair to such holders from a financial point of view. For purposes of the Opinion and the summary thereof set forth below, the term "Consideration" means the aggregate amount of cash to be received and shares of Company Common Stock to be retained by holders of Company Common Stock pursuant to the Merger.

   In arriving at the Opinion, Smith Barney reviewed the Merger Agreement and Voting Agreement and held discussions with certain senior officers, directors and other representatives and advisors of the Company concerning the business, operations and prospects of the Company. Smith Barney examined certain publicly available business and financial information relating to the Company as well as certain financial forecasts and other data for the Company which were provided to Smith Barney by the management of the Company, including certain pro forma effects on the Company's capital structure after giving effect to the Merger. Smith Barney reviewed the financial terms of the Merger as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of the Company Common Stock; historical and projected earnings of the Company; and the capitalization and financial condition of the Company. Smith Barney also considered, to the extent publicly available, the financial terms of certain other similar transactions recently effected which Smith Barney considered comparable to the Merger and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations Smith Barney considered relevant in evaluating those of the Company. In addition to the foregoing, Smith Barney conducted such other analyses and examinations and considered such other financial, economic and market criteria as Smith Barney deemed appropriate in arriving at the Opinion. Smith Barney noted that the Opinion was necessarily based upon information available, and financial, stock market and other conditions and circumstances existing and disclosed, to Smith Barney as of the date of the Opinion.

   In rendering the Opinion, Smith Barney assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information publicly available or furnished to and provided to or otherwise reviewed by or discussed with Smith Barney. With respect to financial forecasts and other information furnished to or otherwise reviewed by or discussed with Smith Barney, the management of the Company advised Smith Barney that such forecasts and other information were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the expected future financial performance of the Company, including the pro forma financial impact of the Merger on the Company. Smith Barney did not make and was not provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company nor did Smith Barney make any physical inspection of the properties or assets of the Company. In connection with its engagement, Smith Barney was not authorized by the Company or its Board of Directors to solicit, nor did Smith Barney solicit, third-party indications of interest for the acquisition of all or any part of the Company. In addition, Smith Barney expressed no opinion as to what the trading price of the Company Common Stock will be after the consummation of the Merger. In addition, Smith Barney was not asked to consider, and the Opinion does not address, the relative merits of the Merger as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage. Smith Barney was not asked to and did not recommend the specific consideration payable in the Merger, which was determined through negotiation between the Company and DLJMB. No other limitations were imposed by the Company on Smith Barney with respect to the investigations made or procedures followed by Smith Barney in rendering the Opinion.

   THE FULL TEXT OF THE OPINION, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED HERETO AS ANNEX C AND IS INCORPORATED HEREIN BY REFERENCE. HOLDERS OF COMPANY COMMON STOCK ARE URGED TO READ THE OPINION CAREFULLY IN ITS ENTIRETY. THE OPINION IS DIRECTED ONLY TO THE FAIRNESS OF THE CONSIDERATION TO BE RECEIVED BY THE HOLDERS OF COMPANY COMMON STOCK FROM A FINANCIAL POINT OF VIEW, DOES NOT ADDRESS ANY OTHER ASPECT OF THE MERGER OR RELATED TRANSACTIONS AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE AT THE SPECIAL MEETING. THE SUMMARY OF THE OPINION SET FORTH IN THIS PROXY STATEMENT/ PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION.

   In preparing the Opinion, Smith Barney performed a variety of financial and comparative analyses, including those described below. The summary of such analyses does not purport to be a complete description of the analyses underlying the Opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Accordingly, Smith Barney believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying such analyses and the Opinion. In its analyses, Smith Barney made numerous assumptions with respect to the Company, the computer services industry, performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company. The estimates contained in such analyses and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. The Opinion and Smith Barney's related analyses were only one of many factors considered by the Board of Directors of the Company in its evaluation of the Merger and should not be viewed as determinative of the views of the Company's Board of Directors or management with respect to the Consideration to be received by the holders of shares of Company Common Stock or the proposed Merger.

 Valuation of the Common Stock

   Selected Company Analysis. Using publicly available information, Smith Barney analyzed, among other things, the market values and trading multiples of the Company and seven selected publicly traded companies in the computer services industry: BancTec, Inc., Computer Sciences Corporation, Data General Corporation, Electronic Data Systems Corp., Unisys Corporation, VanstarCorp., and Wang

Laboratories, Inc. (the "Selected Companies"). Smith Barney compared market values as multiples of, among other things, latest 12 months ("LTM") net income and estimated calendar 1997 and calendar 1998 net income, and adjusted market values (equity market value, plus total debt and the book value of preferred stock, less cash and cash equivalents) as multiples of LTM and projected calendar 1997 earnings before interest, taxes, depreciation and amortization ("EBITDA") and projected calendar 1997 earnings before interest and taxes ("EBIT"). Smith Barney also compared the debt to capitalization ratios, historical and projected profit margins, historical revenue, EBITDA and EBIT growth and projected earnings per share ("EPS") growth of the Company and the Selected Companies. Revenue and EBIT projections were based on research reports from selected investment banking firms. Net income projections for the Selected Companies were based on estimates from Institutional Brokers Estimate System ("IBES"), and net income projections for the Company were based on internal estimates of the management of the Company. All multiples were based on closing stock prices as of May 2, 1997. Applying selected multiples from the Selected Companies of LTM net income and projected calendar 1997 and projected calendar 1998 net income of 17.1x to 20.9x, 16.0x to 19.6x, and 10.3x to 12.5x, respectively, and LTM and projected calendar 1997 EBITDA of 6.0x to 7.4x and 5.0x to 6.1x, respectively, and LTM and projected calendar 1997 EBIT of 11.7x to 14.3x and 8.4x to 10.2x, to corresponding financial data for the Company resulted in a median equity reference range for the Company of approximately $15.35 to $19.79 per share.

   Selected Precedent Transaction Analysis. Using publicly available information, Smith Barney analyzed the purchase prices and implied transaction multiples paid in 14 selected transactions in the computer services industry, consisting of (target/acquiror): Triad Systems Corp./Hicks, Muse, & Cooperative Computing, I-Net/Wang Laboratories, The Genix Group/Affiliated Computer Services, AmeriData Technologies Inc./GE Capital Services, NCS Financial Systems/SunGuard Data Systems Inc., Dataflex/Vanstar Corp., Dataserv Inc./Wang Laboratories, Inc., Trecom Business Systems, Inc./Amdahl Corporation, Decision Servcom Inc./Business Systems Services (Bell Atlantic), DMR Group Inc./Amdahl Corporation, GE Capital Systems Support Services/IBM, Assets of Groupe Bull S.A./ Wang Laboratories, Inc., Future Now Inc./Intelligent Electronics Inc., and TRW Inc. (Customer Service)/ComputerLand Corp. (the "Selected Transactions"). Smith Barney compared, among other things, the transaction values of such transactions as multiples of LTM EBITDA and EBIT (8.7x to 10.7x and 14.5x to 17.7x, respectively). All multiples for the Selected Transactions were based on information available at the time of announcement of the transaction. Smith Barney also reviewed the premiums paid for selected recent merger and acquisition transactions with a total transaction value of between $800 million and $1.0 billion and it noted that the median and mean premium paid over the trading price of the target one day prior to announcement was 20.6% and 30.6%, respectively. Smith Barney determined a median equity reference range for the Company based on selected precedent transactions by (i) applying the selected multiples for the Selected Transactions of LTM EBITDA and EBIT set forth above to corresponding financial data for the Company; and
(ii) applying a 25% to 35% premium to the Company's closing stock price on May 2, 1997, resulting in an equity reference range for the Company of approximately $21.68 to $26.72 per share.

   No company, transaction or business used in the "Selected Company Analysis" or "Selected Precedent Transaction Analysis" as a comparison is identical to the Company or the Merger. Accordingly, an analysis of the results of the foregoing is not entirely mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the Selected Companies, Selected Transactions or the business segment, company or transaction to which they are being compared.

   Discounted Cash Flow Analysis. Smith Barney performed a discounted cash flow analysis of the projected free cash flow of the Company for the fiscal years 1998 through 2002, based on internal estimates of the management of the Company. The discounted cash flow analysis of the Company was determined by
(i) adding (x) the present value of projected free cash flows over the five-year period from 1998 to 2002 and (y) the present value of the Company's terminal value in year 2002 and (ii) subtracting the projected June 30, 1997 net debt of the Company. The range of terminal values for the Company at the end of the five-year period was calculated by applying terminal value multiples ranging from 5.0x to

7.0x to the Company's projected 2002 EBITDA. The cash flows and terminal values of the Company were discounted to present value using discount rates ranging from 14.0% to 16.0%. Utilizing such discount rates and terminal value multiples, this analysis resulted in an equity reference range for the Company of approximately $21.88 to $32.17 per share.

 Valuation of the Consideration to be Received in the Merger

   In the Merger, holders of Company Common Stock will receive in the aggregate, cash for 94.7% of the shares of Company Common Stock outstanding at the Effective Time, and will retain, in the aggregate, 5.3% of the Company Common Stock outstanding at the Effective Time (1,474,345 shares as of April 21, 1997, the "Retained Equity"). In order to arrive at the effective per share value to be received by holders of Company Common Stock in the Merger, Smith Barney made certain assumptions and determined on an estimated per share basis the value of cash and equity to be received.

   Cash Consideration. For purposes of calculating the amount of cash to be received per share, Smith Barney assumed that no holder of Company Common Stock would make a Stock Election (requiring full proration of the Retained Equity and thereby reducing the per share cash amount to be received by the maximum amount). Assuming no Stock Elections, Smith Barney determined that for each share of Company Common Stock not retained, each holder of Company Common Stock would effectively receive $21.78 per share in cash (94.7% multiplied by $23 per share).

   Valuation of Retained Equity. In order to determine the per share value of the Retained Equity, Smith Barney determined a range of equity values for the Surviving Corporation. Smith Barney assumed that (i) the DLJMB Warrants and Public Warrants were fully exercised at not less than $.01 per share and (ii) based on discussions with DLJMB, members of Company management would purchase up to $10 million worth of Surviving Corporation equity at $23 per share. Based on these assumptions, Smith Barney calculated that the Retained Equity would represent 11.25% of the equity of the Surviving Corporation. Based on the foregoing, Smith Barney then estimated the equity value of the 88.75% of the Surviving Corporation that would be owned by a combination of DLJMB and management of the Company to be $235 million ($225 million purchased by DLJMB pursuant to the Merger Agreement plus $10 million assumed to be purchased by management). Accordingly, Smith Barney calculated the equity value of the Surviving Corporation to be $264.8 million and the value of the Retained Equity to be $29.8 million ($264.8 million less $235 million). To determine the per share value of the Retained Equity, Smith Barney divided the $29.8 million by the shares of Company Common Stock outstanding on April 21, 1997 and determined that, on an effective per share basis, the value of the Retained Equity was $1.07. Smith Barney also estimated the pro forma valuation for the Surviving Corporation by applying the mean LTM EBIT multiple of the Selected Companies of 13.0x to the Company's LTM EBIT of $66.0 million to arrive at an implied pro forma enterprise value for the Surviving Corporation of $858.0 million. After subtracting the debt and Preferred Stock or Discount Notes of the Surviving Corporation to be outstanding after the Merger of $710.0 million, Smith Barney estimated that the Surviving Corporation's pro forma common equity value would be $148.0 million. The value of the Retained Equity was then calculated to be $16.7 million, or $0.60 per share of Company Common Stock. Applying the two valuation methodologies described above resulted in a reference range for the Retained Equity of approximately $0.60 to $1.07 per existing share of Company Common Stock. Adding the per share values determined for the Retained Equity to the $21.78 cash to be received, Smith Barney arrived at a range of values for the per share consideration to be received by holders of Company Common Stock of $22.38 to $22.85. For analysis purposes, Smith Barney used $22.50 per share of Company Common Stock.

   Other Factors and Comparative Analyses. In rendering its opinion, Smith Barney considered certain other factors and conducted certain other comparative analyses, including, among other things, a review of the historical stock price and trading volumes of the Company's Common Stock for the period commencing on April 4, 1996 (the first trading day after the Company's initial public offering) through May 2, 1997, and the relationship between movements of the Company's Common Stock, movements of the common stock of the Selected Companies and movements in the S&P 500 Index. Smith Barney also compared the estimated value of the Consideration to be received in the Merger to the (i) latest public trading price one day prior to the announcement of the transaction of $ 16.50; (ii) one week average trading price for the period ended May 2, 1997 of $15.43, (iii) one month average trading price for the period ended May 2, 1997 of $15.31; and (iv) two month average trading price for the period ended May 2, 1997 of $15.48. Smith Barney noted that the estimated total consideration of $22.50 per share of Company Common Stock represented a premium to the average stock prices for the above periods of(i) 36.4%; (ii) 45.8%; (iii) 47.0%; and (iv) 45.4%,
respectively.

 Information Concerning the Company's Financial Advisor

   The Company entered into an engagement letter with Smith Barney on May 1, 1997 pursuant to which the Company agreed to pay Smith Barney a fee of $875,000, which fee became payable upon delivery of the Opinion. The Company also agreed to reimburse Smith Barney for reasonable out-of-pocket expenses incurred by Smith Barney in performing its services, including the reasonable fees and expenses of its legal counsel, such fees not to exceed $25,000 without the prior written consent of the Company, which consent may not be unreasonably withheld, and to indemnify Smith Barney and related persons against certain liabilities, including liabilities under the federal securities laws, arising out of Smith Barney's engagement.


   Smith Barney has advised the Company that, in the ordinary course of business, Smith Barney and its affiliates may actively trade and hold the securities of the Company for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities. Smith Barney has, in the past, provided financial advisory and financing services to the Company and certain of its Significant Stockholders and has received fees for the rendering of such services. In particular, Smith Barney was the lead-managing underwriter in the Company's initial public offering. The underwriters received an underwriting discount of approximately $8.4 million in such offering, a portion of which was allocated to Smith Barney. In addition, Smith Barney and its affiliates (including Travelers Group Inc. and its affiliates) maintain relationships with the Company in the ordinary course of business. In preparation of the Company's initial public offering Smith Barney made certain investigations of the Company and became generally familiar with its business. Prior to the filing of the registration statement with the Commission in February 1996 in connection with the Company's initial public offering, Smith Barney explored the possibility of a sale of the Company and made selected inquiries with parties having a potential interest in connection therewith.


   Smith Barney is a nationally recognized investment banking firm and was selected by the Company based on Smith Barney's experience, expertise and familiarity with the Company and its business. Smith Barney regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.


CERTAIN ESTIMATES OF FUTURE OPERATIONS AND OTHER INFORMATION

   At the request of DLJMB the Company prepared certain nonpublic estimates reflecting management's views as to the possible future performance of the Company over the five fiscal years ending in fiscal 2002. This information was provided to both DLJMB and to Smith Barney on a confidential basis. These estimates were (a) the Company's revenue would increase by 10% per year from the end of fiscal 1997 through the end of fiscal 2002 and (b) the Company's EBIT would grow from 10% of revenue in fiscal 1998, to 11.6% in fiscal 1999, 12.8% in fiscal 2000, 13.7% in fiscal 2001 and 14.3% in fiscal 2002 as the Company realized cost efficiencies related to economies of scale (the "Company Estimates"). In addition, certain alternate estimates were prepared, which reflected lower revenue growth estimates and EBIT margins than the Company Estimates (the "Alternate Estimates"). The Alternate Estimates were not relied upon by Smith Barney or presented to the Board of Directors because they were not reviewed by management of the Company. Nevertheless, because such Alternate Estimates were delivered to certain members of management of the Company and to Smith Barney and are based in part on discussions with members of management, they are set forth herein. These estimates were (a) the Company's revenues would increase by 5% per year from the end of fiscal 1997 through the end of fiscal 2002 and (b) the Company's EBIT would grow from 9.6% in fiscal 1998 to 10.6% in fiscal 1999, 11.2% in fiscal 2000, 11.6% in fiscal 2001, and 11.8% in fiscal 2002.

   THE ESTIMATES REFERRED TO ABOVE WERE NOT PREPARED WITH A VIEW TO PUBLIC DISCLOSURE OR COMPLIANCE WITH PUBLISHED GUIDELINES ESTABLISHED BY THE SEC OR THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS REGARDING PROJECTIONS. THE COMPANY ESTIMATES AND THE ALTERNATE ESTIMATES ARE INCLUDED IN THIS PROXY STATEMENT/PROSPECTUS SOLELY BECAUSE SUCH INFORMATION WAS PROVIDED TO DLJMB AND SMITH BARNEY. NONE OF THE COMPANY, DLJMB, MERGERSUB OR SMITH BARNEY OR THE COMPANY'S INDEPENDENT AUDITORS ASSUME ANY RESPONSIBILITY FOR THE ACCURACY OF SUCH INFORMATION. IN ADDITION, BECAUSE THE ESTIMATES ARE INHERENTLY SUBJECT TO SIGNIFICANT ECONOMIC AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES BEYOND THE COMPANY'S CONTROL, THERE CAN BE NO ASSURANCE THAT THE ESTIMATES WILL BE REALIZED; ACTUAL RESULTS MAY BE HIGHER OR LOWER THAN THOSE ESTIMATED. SEE "RISK FACTORS." NEITHER THE COMPANY'S AUDITORS NOR ANY OTHER INDEPENDENT ACCOUNTANTS HAVE COMPILED, EXAMINED OR PERFORMED ANY PROCEDURES WITH RESPECT TO THE FOREGOING ESTIMATES, NOR HAVE THEY EXPRESSED ANY OPINION OR ANY OTHER FORM OF ASSURANCE ON SUCH INFORMATION OR ITS ACHIEVABILITY, AND ASSUME NO RESPONSIBILITY FOR, AND DISCLAIM ANY ASSOCIATION WITH, THE PROSPECTIVE FINANCIAL INFORMATION.

   These estimates do not give effect to the Merger and should be read together with the sections regarding Risk Factors, Pro Forma Financial Information and Management's Discussion and Analysis of Financial Condition and Results of Operations.


MERGER CONSIDERATION

   Subject to certain provisions of the Merger Agreement as described herein with respect to shares of Company Common Stock held by the Company as treasury stock, or owned by MergerSub, and with respect to fractional shares and Appraisal Shares, (i) each issued and outstanding share of Company Common Stock (other than Stock Electing Shares) will be converted into the right to receive from the Company following the Merger an amount equal to $23.00 in cash and (ii) each issued and outstanding share of Company Common Stock with respect to which an election to retain Company Common Stock has been made and not withdrawn in accordance with the Merger Agreement will be converted into the right to retain one fully paid and nonassessable share of Company Common Stock; provided, that the aggregate number of shares of Company Common Stock to be converted into the right to receive the Stock Election Price at the Effective Time shall be equal to the sum of (i) 1,474,345 plus (ii) 5.3% of the number of Shares, if any, issued after April 21, 1997 but prior to the Effective Time in respect of Options and Existing Warrants (excluding the DLJMB Warrants and Public Warrants) to acquire shares of Company Common Stock. With respect to certain risks related to continuing to hold Company Common Stock, see "Risk Factors."

   The Merger contemplates that approximately 94.7% of the presently issued and outstanding shares of Company Common Stock will be converted into cash and that approximately 5.3% of such shares will be retained by existing stockholders. Because 5.3% (or 1,474,345 (as of April 21, 1997)) of the Shares must be retained by stockholders in the Merger, stockholders who do not elect to retain any Shares may, due to proration, be required to retain some shares of Company Common Stock. In addition, stockholders who elect to retain Shares may receive a lesser, prorated number of shares of Company Common Stock than such stockholders elected to retain, plus cash, if the aggregate number of Shares elected to be retained exceeds the Stock Election Number.

STOCK ELECTION


   Record holders of Shares will be entitled to make an unconditional Stock Election on or prior to the Election Date (as defined below) to retain the Stock Election Price. If the number of Stock Electing Shares exceeds the Stock Election Number, however, then (i) the number of Stock Electing Shares covered by a holder's Stock Election to be converted into the right to retain Stock Electing Shares will be determined by multiplying the total number of Stock Electing Shares covered by such Stock Election by Stock Proration Factor and (ii) such number of Stock Electing Shares will be so converted. All Stock Electing Shares, other than those Shares converted into the right to retain Stock Electing Shares as described in the immediately preceding sentence, will be converted into the right to receive Cash Election Price as if such shares were not Stock Electing Shares.

   If the number of Stock Electing Shares is less than the Stock Election Number, then (i) all Stock Electing Shares will be converted into the right to retain Stock Electing Shares in accordance with the Merger Agreement, (ii) additional shares of Company Common Stock, other than Stock Electing Shares and Appraisal Shares, will be converted into the right to retain Stock Electing Shares, which number of additional shares shall be determined by multiplying the total number of shares, other than Stock Electing Shares and Appraisal Shares, by a proration factor (the "Cash Proration Factor") determined by dividing (x) the difference between the Stock Election Number and the number of Stock Electing Shares by (y) the total number of shares of Company Common Stock, other than Stock Electing Shares and Appraisal Shares, and (iii) such additional shares of Company Common Stock shall be converted into the right to retain Stock Electing Shares in accordance with the Merger Agreement (on a consistent basis among stockholders who held shares of Company Common Stock as to which they did not make the Stock Election, pro rata to the number of shares as to which they did not make such election). Examples of the effects of the result of a Stock Election are set forth below.

   If a stockholder elects to make a Stock Election and receives cash as a result of the proration procedures described above, such stockholder may receive dividend treatment (rather than capital gain treatment) for any cash received in the Merger as a result of such proration procedures. See "Risk Factors--Stock Election and Proration into Cash--Possible Dividend Treatment." See also "The Merger--Federal Income Tax Consequences--Stockholders Receiving Cash."


   With respect to certain risks related to continuing to hold Company Common Stock, see "Risk Factors."

POSSIBLE EFFECTS OF PRORATION

   The following examples illustrate the potential effects of proration. No fractional shares will be issued; in lieu of fractional shares, stockholders will receive cash.

   A. HOLDER A OWNS 100 SHARES AND DOES NOT ELECT TO RETAIN ANY SHARES.

     1 If other stockholders elect to retain a number of shares of Company Common Stock that equals or exceeds the Stock Election Number or more shares in the aggregate, then Holder A will receive $2,300 in cash (100 shares at $23 per share).

     2 If other stockholders elect to retain fewer Shares than the Stock Election Number in the aggregate, then Holder A will not receive cash for all of its 100 Shares and will be required to retain some shares. In such a case, every stockholder must retain a small number of Shares in order to increase the number of retained Shares to the Stock Election Number. However, even in the case of maximum proration (i.e., no stockholders elect to retain Shares), Holder A will still be assured of receiving at least $2,178.10 in cash (94.7 shares at $23 per share) and will retain 5.3 shares of Company Common Stock.

   B. HOLDER B OWNS 100 SHARES AND ELECTS TO RETAIN ALL ITS SHARES.

     1 If the stockholders (including Holder B) elect to retain a number of Shares equal to or less than the Stock Election Number, then Holder B will be able to retain all 100 of its Shares.

     2 If the stockholders (including Holder B) elect to retain more Shares than the Stock Election Number in the aggregate, then Holder B will not be able to retain all its Shares and will receive some cash. For example, if stockholders elected to retain 10,000,000 Shares in the aggregate, then each holder, including Holder B, would be able to retain only 14.74% (assuming the Stock Election Number is 1,474,345) of its Shares in order to reduce the number of retained Shares to the Stock Election Number. Therefore, Holder B would be able to retain only 14.74 shares (or 14.74% of his 100 Shares) and would receive $1,960.98 in cash (85.26 Shares at $23 per share). In the case of maximum proration (i.e., all stockholders elect to retain their Shares), Holder B would be able to retain only 5.3 shares and would receive $2,178.10 in cash.

   C. HOLDER C OWNS 100 SHARES AND ELECTS TO RETAIN 50 SHARES AND
      CONVERT 50 SHARES TO CASH.

     1 In the unlikely event that stockholders (including Holder C) elect to retain exactly 1,474,345 Shares in the aggregate, then Holder C will be able to retain its 50 Shares and will receive $1,150 in cash (50 Shares at $23 per share).

     2 If the stockholders (including Holder C) elect to retain more Shares than the Stock Election Number in the aggregate, then Holder C will not be able to retain all of its 50 Shares. For example, if stockholders elected to retain 10,000,000 shares in the aggregate, then each holder, including Holder C, would be able to retain only 14.74% of its Shares in order to reduce the number of retained shares to the Stock Election Number. Therefore, Holder C would be able to retain only 7.37 shares (or 14.74% of its 50 Shares) and would receive $2,130.49 in cash (92.63 Shares at $23 per Share). If the stockholders elected to retain more than 10,000,000 Shares in the aggregate, Holder C would receive fewer shares than in the example above, but would receive a commensurately greater amount of cash.

     3 If the stockholders (including Holder C) elect to retain fewer Shares than the Stock Election Number in the aggregate, then Holder C would be required to retain more than 50 shares. For example, if stockholders elected to retain 50,000 Shares in the aggregate, then all stockholders must collectively retain an additional 1,424,345 Shares in order to meet the Stock Election Number. In this example, Holder C would be required to retain an additional 2.56 Shares (for a total of 52.56 Shares) and would receive $1,091.12 in cash (47.44 shares at $23 per share). The additional
    2.56 Shares is calculated by multiplying the 50 Shares Holder C wants to convert to cash by a fraction the numerator of which is the 1,424,345 additional Shares and the denominator of which is the total number of outstanding shares less the 50,000 Electing Shares. If the stockholders elected to retain fewer than 50,000 Shares in the aggregate, Holder C would receive more shares than in the example above, but would receive commensurately less cash.

   Fractional Shares of Company Common Stock will not be issued in the Merger. Holders of Company Common Stock otherwise entitled to a fractional share of Company Common Stock following the Merger will be paid cash in lieu of such fractional Share determined and paid as described under "--Fractional Shares" below.

STOCK ELECTION PROCEDURE

   The form for making a Stock Election (the "Form of Election") is being mailed to holders of record of Company Common Stock together with this Proxy Statement/Prospectus.


   FOR A FORM OF ELECTION TO BE EFFECTIVE, HOLDERS OF COMPANY COMMON STOCK MUST PROPERLY COMPLETE SUCH FORM OF ELECTION, AND SUCH FORM OF ELECTION, TOGETHER WITH ALL CERTIFICATES FOR SHARES OF COMPANY COMMON STOCK HELD BY SUCH HOLDER, DULY ENDORSED IN BLANK OR OTHERWISE IN FORM ACCEPTABLE FOR TRANSFER ON THE BOOKS OF THE COMPANY (OR BY APPROPRIATE GUARANTEE OF DELIVERY AS SET FORTH IN SUCH FORM OF ELECTION), MUST BE RECEIVED BY CHASE MELLON SHAREHOLDER SERVICES, L.L.C. (THE "EXCHANGE AGENT") AT ONE OF THE ADDRESSES LISTED ON THE FORM OF ELECTION AND NOT WITHDRAWN, BY 5:00 P.M., EASTERN TIME, ON THE BUSINESS DAY NEXT PRECEDING THE DATE OF THE SPECIAL MEETING (THE "ELECTION DATE").


   ONLY HOLDERS OF COMPANY COMMON STOCK WHO WISH TO MAKE A STOCK ELECTION ARE REQUIRED TO SEND STOCK CERTIFICATES WITH THEIR FORM OF ELECTION (AS DEFINED BELOW). HOLDERS OF COMPANY COMMON STOCK WHO DO NOT MAKE A STOCK ELECTION WILL RECEIVE, BY MAIL, LETTERS OF TRANSMITTAL WITH WHICH SUCH STOCK CERTIFICATES SHOULD BE RETURNED AFTER THE EFFECTIVE TIME. HOLDERS WHO DO NOT MAKE A STOCK ELECTION SHOULD THEREFORE NOT SEND STOCK CERTIFICATES WITH THEIR PROXY CARDS.

   The determinations of the Exchange Agent as to whether or not Stock Elections have been properly made or revoked, and when such election or revocations were received, will be binding.

EFFECTIVE TIME OF THE MERGER

   The Merger will become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as is specified in the Certificate of Merger. The filing of the Certificate of Merger will occur as soon as practicable on or after the closing of the Merger unless another date is agreed to in writing by the Company and MergerSub. Subject to certain limitations, the Merger Agreement may be terminated by either party if, among other reasons, the Merger has not been consummated on or before the later of (a) the earlier of September 15, 1997 and ten business days after the date of the stockholders meeting to approve the Merger or (b) August 15, 1997. See "Certain Provisions of the Merger Agreement--Conditions to the Consummation of the Merger" and "--Termination."

CONVERSION/RETENTION OF SHARES; PROCEDURES FOR EXCHANGE OF CERTIFICATES

   The conversion of shares of Company Common Stock (other than Appraisal Shares) into the right to receive cash or the right to retain shares of Company Common Stock following the Merger will occur at the Effective Time.

   As soon as practicable as of or after the Effective Time, the Exchange Agent will send a letter of transmittal to each holder of Company Common Stock (other than holders of Company Common Stock making a Stock Election with respect to all of such holders' shares, who have properly submitted Forms of Election and share certificates to the Exchange Agent). The letter of transmittal will contain instructions with respect to the surrender of certificates representing shares of Company Common Stock in exchange for cash and, under certain circumstances, certificates representing shares of Company Common Stock to be retained in the Merger, or the amount of cash in lieu of any fractional interest in a share of Company Common Stock for which the shares represented by the certificates so surrendered are exchangeable pursuant to the Merger Agreement.

   EXCEPT FOR COMPANY COMMON STOCK CERTIFICATES SURRENDERED WITH A FORM OF ELECTION AS DESCRIBED ABOVE UNDER "--STOCK ELECTION PROCEDURE," STOCKHOLDERS OF THE COMPANY SHOULD NOT FORWARD STOCK CERTIFICATES TO THE EXCHANGE AGENT UNTIL THEY HAVE RECEIVED THE LETTER OF TRANSMITTAL.

   As soon as practicable after the Effective Time, each holder of an outstanding certificate or certificates at such time which prior thereto represented shares of Company Common Stock shall, upon surrender to the Exchange Agent of such certificate or certificates and acceptance thereof by the Exchange Agent, be entitled to the amount of cash, if any, into which the number of shares of Company Common Stock previously represented by such certificate or certificates surrendered shall have been converted pursuant to the Merger Agreement and a certificate or certificates representing the number of full shares of Company Common Stock, if any, to be retained by the holder thereof pursuant to the Merger Agreement. The Exchange Agent will accept such certificates upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. After the Effective Time, there will be no further transfer on the records of the Company or its transfer agent of certificates representing shares of Company Common Stock which have been converted, in whole or in part, pursuant to the Merger Agreement into the right to receive cash, and if such certificates are presented to the Company for transfer, they will be canceled against delivery of cash and, if appropriate, certificates for retained Company Common Stock. Until surrendered as contemplated by the Merger Agreement, each certificate for shares of Company Common Stock will be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the consideration contemplated by the Merger Agreement. No interest will be paid or will accrue on any cash payable as consideration in the Merger or in lieu of any fractional shares of retained Company Common Stock.

   No dividends or other distributions with respect to retained Company Common Stock with a record date after the Effective Time will be paid to the holder of any unsurrendered certificate for shares of Company Common Stock with respect to the shares of retained Company Common Stock represented thereby and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to the Merger Agreement until the surrender of such certificate in accordance with the Merger Agreement. Subject to the effect of applicable laws, following surrender of any such certificate, there shall be paid to the holder of the certificate representing whole shares of retained Company Common Stock issued in connection therewith, without interest, (i) at the time of such surrender or as promptly after the sale of the Excess Shares as practicable, the amount of any cash payable in lieu of a fractional share of retained Company Common Stock to which such holder is entitled pursuant to the Merger Agreement and the proportionate amount of dividends or other distributions, if any, with a record date after the Effective Time theretofore paid with respect to such whole shares of retained Company Common Stock, and (ii) at the appropriate payment date, the proportionate amount of dividends or other distributions, if any, with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of retained Company Common Stock.

FRACTIONAL SHARES

   No certificates or scrip representing fractional shares of retained Company Common Stock will be issued in connection with the Merger, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of the Company after the Merger. Each holder of shares of Company Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of retained Company Common Stock (after taking into account all shares of Company Common Stock delivered by such holder) will receive, in lieu thereof, a cash payment (without interest) representing such holder's proportionate interest in the net proceeds from the sale by the Exchange Agent (following the deduction of applicable transaction costs), on behalf of all such holders, of the shares of retained Company Common Stock representing such fractions. Such sale shall be made as soon as practicable after the Effective Time.

CONDUCT OF BUSINESS PENDING THE MERGER

   Pursuant to the Merger Agreement, the Company has agreed to carry on its business and that of its subsidiaries prior to the Effective Time in the ordinary and usual course of business consistent with past practice. See "Certain Provisions of the Merger Agreement--Certain Pre-Closing Covenants."

CONDITIONS TO THE CONSUMMATION OF THE MERGER

   The obligations of the Company and MergerSub to consummate the Merger are subject to various conditions, including, without limitation, obtaining requisite stockholder approval, the termination or expiration of the relevant waiting period under the HSR Act and the absence of any injunction or other legal restraint or prohibition preventing the consummation of the Merger. See "Certain Provisions of the Merger Agreement--Conditions to the Consummation of the Merger" and "Regulatory Approvals."

FEDERAL INCOME TAX CONSEQUENCES


   The following are, under currently applicable law, all material United States federal income tax considerations applicable to the Merger. The tax treatment described herein may vary depending upon each stockholder's particular circumstances and tax position. Certain stockholders (including insurance companies, tax-exempt organizations, financial institutions or broker-dealers, foreign corporations, persons who are not citizens or residents of the United States ("U.S."), stockholders who do not hold their shares as capital assets and stockholders who have acquired their existing stock upon the exercise of options or otherwise as compensation) may be subject to special rules not discussed below. No ruling from the Internal Revenue Service ("IRS") will be applied for with respect to the federal income tax consequences discussed herein and, accordingly, there can be no assurance that the IRS will agree with the conclusions stated herein. The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, possibly on a retroactive basis, so as to result in U.S. federal income tax consequences different from those discussed below. In addition, this discussion does not consider the effect of any applicable foreign, state, local or other tax laws. EACH STOCKHOLDER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO HIM OR HER OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF ANY FOREIGN, STATE, LOCAL OR OTHER TAX LAWS, ANY RECENT CHANGES IN APPLICABLE TAX LAWS AND ANY PROPOSED LEGISLATION.

 Characterization of the Merger for U.S. Federal Income Tax Purposes.

   For U.S. federal income tax purposes, MergerSub will be disregarded as a transitory entity, and the Merger of MergerSub with and into the Company will be treated as if it were a sale of a portion of a stockholder's Company Common Stock to the DLJMB Funds and a purchase of a portion of the stockholder's Shares by the Company. It is unclear how the allocation of proceeds between the two should be determined. The Company intends to take the position that the percentage of a stockholder's Shares disposed of by the stockholder pursuant to the Merger which will be treated as if sold to the DLJMB Funds will be a percentage of such Shares equal to (i) the amount contributed to MergerSub by the DLJMB Funds in exchange for MergerSub common stock divided by (ii) the aggregate amount of cash paid to stockholders pursuant to the Merger. The remainder of the stockholder's Shares disposed of in the Merger will be treated as purchased by the Company. The IRS could, however, adopt a different approach in determining the portion, if any, of a stockholder's Shares which is treated as purchased by the Company. See "--Stockholders Receiving Cash" below for a discussion of the consequences of cash being deemed paid for the purchase of Shares by the Company.

 Stockholders Receiving Cash.

   As described more fully below, the U.S. federal income tax consequences of the Merger with respect to a particular stockholder will depend upon, among other things, (i) whether the stockholder received any cash proceeds pursuant to the Merger, (ii) the extent to which a stockholder is deemed to have sold its Shares to the DLJMB Funds or is deemed to have had its Shares purchased by the Company and (iii) whether the deemed purchase of a holder's Shares by the Company will qualify as a sale or exchange under Section 302 of the Code. First, to the extent that a stockholder is considered to have sold Shares to the DLJMB Funds, such stockholder will recognize either capital gain or loss (assuming the Shares are held by such stockholder as a capital asset) equal to the difference between the amount realized on its deemed sale of Shares to the DLJMB Funds (i.e., the cash proceeds properly allocated to such sale) and the stockholder's adjusted tax basis in such Shares. Such gain or loss generally will be long-term capital gain or loss if the Shares are held as a capital asset by the stockholder for more than one year. Second, a stockholder also will recognize either capital gain or loss equal to the difference between the cash proceeds allocable to the deemed purchase of such stockholder's Shares by the Company and the stockholder's adjusted tax basis in such Shares, to the extent such deemed purchase by the Company is treated as a sale or exchange under Section 302 of the Code with respect to such stockholder. Such gain or loss generally will be long-term capital gain or loss if the Shares are held as a capital asset by the stockholder for more than one year. Under Section 302 of the Code, a deemed purchase by the Company of Shares pursuant to the Merger will, as a general rule, be treated as a sale or exchange if such deemed purchase (a) is "substantially disproportionate" with respect to the stockholder, (b) results in a complete termination of the stockholder's interest in the Company as described in
Section 302(b)(3) of the Code or (c) is "not essentially equivalent to a dividend" with respect to the stockholder.

   In determining whether any of these Section 302 tests is satisfied, stockholders must take into account not only the Shares that they actually own, but also any Shares they are deemed to own under the constructive ownership rules set forth in Section 318 of the Code. Pursuant to these constructive ownership rules, a stockholder is deemed to constructively own any Shares that are owned by certain related individuals or entities and any Shares that the stockholder has the right to acquire by exercise of an option or by conversion or exchange of a security.

   The deemed purchase by the Company of a stockholder's Shares will be "substantially disproportionate" with respect to such stockholder if, among other things, the percentage of Shares actually and constructively owned by such stockholder immediately following the Merger is less than 80% of the percentage of Shares actually and constructively owned by such stockholder immediately prior to the Merger. Stockholders should consult their own tax advisors with respect to the application of the "substantially disproportionate" test to their particular facts and circumstances.

   The deemed purchase by the Company of a stockholder's Shares will result in a complete termination of a stockholder's interest in the Company described in Section 302(b)(3) of the Code if either (a) all the Shares actually and constructively owned by the stockholder are sold in the Merger or (b) all the Shares actually owned by the stockholder are sold in the Merger and the stockholder is eligible to waive, and does effectively waive in accordance with Section 302(c) of the Code, attribution of all Shares which otherwise would be considered to be constructively owned by such stockholder.

   Even if the deemed purchase by the Company of a stockholder's Shares fails to satisfy the "substantially disproportionate" test or the complete termination test described above, the deemed purchase by the Company of a stockholder's Shares may nevertheless satisfy the "not essentially equivalent to a dividend" test if the stockholder's sale of Shares in the Merger results in a "meaningful reduction" in such stockholder's proportionate interest in the Company Common Stock. Whether the receipt of cash by a stockholder will be considered "not essentially equivalent to a dividend" will depend upon such stockholder's facts and circumstances. In certain circumstances, even a small reduction in a stockholder's proportionate equity interest may satisfy this test. For example, the IRS has indicated in a published ruling that a 3.3% reduction in the proportionate equity interest of a small (substantially less than 1%) stockholder in a publicly held corporation who exercises no control over corporate affairs constitutes such a "meaningful reduction." Stockholders should consult with their own tax advisors as to the application of this test in their particular situation.

   A tendering stockholder may not be able to satisfy one of the above three tests because of contemporaneous acquisitions of Shares by such stockholder or a related party whose Shares would be attributed to such stockholder under
Section 318 of the Code. Stockholders should consult their own tax advisors regarding the tax consequences of such acquisitions in their particular circumstances.

   If a stockholder cannot satisfy any of the three tests described above and to the extent the Company has sufficient current and/or accumulated earnings and profits, such stockholder will be treated as having received a dividend which will be includible in gross income (and treated as ordinary income) in an amount equal to the cash received in respect of the purchase by the Company of such stockholder's Shares (without regard to gain or loss, if any).

   In the case of a corporate stockholder, if the cash paid is treated as a dividend, such dividend income may be eligible for the dividends-received deduction. The dividends-received deduction is subject to certain limitations, and may not be available if the corporate stockholder does not satisfy certain holding period requirements with respect to the Shares or if the Shares are treated as "debt financed portfolio Stock" within the meaning of Section 246A(c) of the Code. Additionally, if a dividends-received deduction is available, the dividend may be treated as an "extraordinary dividend" under Section 1059(a) of the Code, in which case a corporate stockholder's adjusted tax basis in the Shares retained by such stockholder would be reduced, but not below zero, by the amount of the nontaxed portion of such dividend. Under current laws, any amount of the nontaxed portion of the dividend in excess of the corporate stockholder's adjusted tax basis generally will be subject to tax upon a sale or other taxable disposition of the Shares. Corporate stockholders should be aware that the Clinton Administration has proposed legislation, generally applicable to transactions occurring after May 3, 1995 (or in certain cases, September 13, 1995), which would amend Section 1059 to require, in certain cases, the immediate recognition of gain. Corporate stockholders are urged to consult their own tax advisors as to the proposed legislation and the effect of Section 1059 of the Code on the treatment of cash received in the Merger.

 Stockholders Retaining Stock and Receiving No Cash.

   The Merger will have no U.S. federal income tax consequences for stockholders who retain their Shares and receive no cash. Accordingly, a stockholder will not recognize any gain or loss on any Shares retained by such stockholder.

 Stockholders Retaining a Portion of Their Stock and Receiving Cash.

   To the extent that a stockholder elects to retain a portion of his or her Shares and exchange a portion of his or her Shares for cash, or to the extent a stockholder is prorated into receiving cash in exchange for some portion of his or her Shares, the tax treatment of the stockholder's receipt of such cash will be the same as set forth above under "--Stockholders Receiving Cash."

   As described above under "--Stockholders Retaining Stock and Receiving No Cash," the Merger will have no tax consequences to a stockholder (and, thus, a stockholder will not recognize any gain or loss as a result of the Merger), to the extent such stockholder retains, or is prorated into Shares. However, as described more fully above under "--Stockholders Receiving Cash," a stockholder's retention of Shares may, under certain circumstances, cause the cash received by such stockholder pursuant to the Merger to be treated as a dividend for U.S. federal income tax purposes.

 Foreign Stockholders--Withholding.

   The following is a general discussion of certain U.S. federal income tax consequences of the Merger to foreign stockholders. For this purpose, a foreign stockholder is any person who is, for U.S. federal income tax purposes, a foreign corporation, a non-resident alien individual, a foreign partnership or a foreign estate or trust.

   In the case of any foreign stockholder, the Exchange Agent will withhold 30% of the amount treated as paid by the Company to purchase the Shares of such stockholder in order to satisfy certain U.S. withholding requirements, unless such foreign stockholder proves in a manner satisfactory to the Company and the Exchange Agent that either (i) the deemed purchase by the Company of his or her Shares pursuant to the Merger will qualify as a sale or exchange under Section 302 of the Code, rather than as a dividend for U.S. federal income tax purposes, in which case no withholding will be required,
(ii) the foreign stockholder is eligible for a reduced tax treaty rate with respect to dividend income, in which case the Exchange Agent will withhold at the reduced treaty rate or (iii) no U.S. withholding is otherwise required.

   Foreign stockholders should consult their own tax advisors regarding the application of these withholding rules.

 Information Reporting and Backup Withholding.

   The Company must report annually to the IRS and to each stockholder the amount of dividends paid to such stockholder and the backup withholding tax, if any, withheld with respect to such dividends. Copies of these information returns also may be made available to the tax authorities in the country in which a foreign stockholder resides under the provisions of an applicable income tax treaty.

   Backup withholding (which generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish certain information under the United States information reporting requirements) generally will not apply to dividends paid to a foreign stockholder at an address outside the United States (unless the payor has knowledge that the payee is a U.S. person).

   Payment of the proceeds of a sale of Shares by or through a United States office of a broker is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a foreign stockholder, and the payor does not have actual knowledge that such owner is a U.S. person, or otherwise establishes an exemption. In general, backup withholding and information reporting will not apply to a payment of the proceeds of a sale of Shares by or through a foreign office of a broker. If, however, such broker is, for United States federal income tax purposes, a U.S. person, a controlled foreign corporation, or a foreign person that derives 50% or more of his or her gross income for certain periods from the conduct of a trade or business in the United States, such payments will be subject to information reporting, but not backup withholding, unless (1) such broker has documentary evidence in its records that the beneficial owner is a foreign holder and certain other conditions are met, or (2) the beneficial owner otherwise establishes an exemption.

   Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the holder's U.S. federal income tax liability provided the required information is furnished to the IRS.

   Proposed United States Treasury Regulations were issued on April 15, 1996 (the "Proposed Regulations") which, if adopted, would affect the United States taxation of dividends paid to a foreign stockholder on Company Common Stock. The Proposed Regulations are generally proposed to be effective with respect to dividends paid after December 31, 1997, subject to certain transition rules. The Proposed Regulations would, if adopted, alter the foregoing rules in certain respects. Among other things, the Proposed Regulations would provide certain presumptions under which a foreign stockholder would be subject to backup withholding and information reporting unless the Company receives certification from the holder of the holder's foreign status.

   THOUGH THE FOREGOING ARE THE MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS GENERALLY APPLICABLE TO THE MERGER, THE DISCUSSION DOES NOT ADDRESS EVERY FEDERAL INCOME TAX CONCERN WHICH MAY BE APPLICABLE TO A PARTICULAR STOCKHOLDER. EACH STOCKHOLDER IS URGED TO CONSULT SUCH STOCKHOLDER'S OWN TAX ADVISOR TO DETERMINE THE TAX CONSEQUENCES TO SUCH STOCKHOLDER, IN THE LIGHT OF HIS OR HER PARTICULAR CIRCUMSTANCES, THE DISPOSITION OF SHARES PURSUANT TO THE MERGER.

ACCOUNTING TREATMENT

   The Merger will be accounted for as a recapitalization. Accordingly, the historical basis of the Company's assets and liabilities will not be affected by the transaction.

EFFECT ON STOCK OPTIONS AND EMPLOYEE BENEFIT MATTERS

   At the Effective Time, all outstanding Options, whether vested or not, will be canceled. As soon as practicable as of or after the Effective Time, the holders of Options will receive, with respect to each Option, a cash payment in an amount equal to the product of (x) the excess, if any, of $23.00 over the exercise price of such Option multiplied by (y) the number of Shares subject to such option.

   Prior to the Effective Time, the Company will (i) obtain any consents from holders of Options to purchase Shares granted under the Company's option or compensation plans or arrangements and (ii) make any amendments to the terms of such stock option or compensation plans or arrangements necessary effect the cancellation and payment of the Options. Payment may be withheld in respect of any Option until necessary consents are obtained.


   Following the Effective Time, the Company will honor obligations incurred prior to the Effective Time under all of the Company's existing employee benefit plans and arrangements. In addition, for a period of at least one year after the Effective Time, the Company will continue to provide benefits to its employees which, in the aggregate, will be comparable to those provided to the Company's employees prior to the Effective Time.


INTERESTS OF CERTAIN PERSONS IN THE MERGER

   Certain directors and executive officers of the Company may have interests, described herein, that present them with potential conflicts of interest in connection with the Merger. The Board of Directors is aware of the conflicts described below and considered them in addition to the other matters described under "The Merger--Recommendation of the Board of Directors; Reasons for the Merger."

   Certain officers of the Company, including the Chairman of the Board, have severance agreements with the Company that could provide them with certain benefits in the event of termination of their employment after consummation of the Merger. In addition, under his existing employment agreement with the Company, the Chairman is entitled to receive significant compensation if the Merger is consummated. It is also expected that certain officers of the Company will enter into new employment agreements with the Company as of Effective Time.


   At the Effective Time, all Options will be cancelled and the holders thereof will receive the Option Cash Proceeds in lieu of the Merger Consideration. Accordingly, holders of Options will not be subject to proration. As of June 30, 1997, approximately 2,922,014 Options were outstanding. The Company estimates that the aggregate amount of the Option Cash Proceeds will be $45,308,856. In addition, it is expected that certain officers of the Company will purchase shares of Company Common Stock using a portion of the Option Cash Proceeds received by them, the proceeds of non-recourse loans from the Company or other sources of funds. DLJMB has proposed that management purchase up to 347,826 shares of Company Common Stock for $8.0 million. Also, at the Effective Time, the Company expects to establish a new stock option plan under which up to 1,054,980 shares of Company Common Stock will be reserved for issuance upon exercise of options which may be granted to certain officers and employees.


   The Significant Stockholders collectively own Existing Warrants to purchase 468,750 shares of Company Common Stock, and at the Effective Time such Existing Warrants will be converted into the right to receive the Warrants Cash Proceeds. Accordingly, holders of Existing Warrants will not be subject to proration. The Company estimates that the amount of the Warrant Cash Proceeds to be paid to the Significant Stockholders will be $10,734,375. Three of the five members of the Board of Directors are partners of Welsh Carson or J.H. Whitney.


   Pursuant to the Merger Agreement, the Company has agreed for six years after the Effective Time to indemnify all present directors and officers of the Company and, subject to certain limitations, to maintain for six years a directors' and officers' insurance and indemnification policy containing terms and conditions which are not less advantageous to the directors and officers than any such policy which may be in effect prior to the Effective Time. See "Certain Provisions of the Merger Agreement--Indemnification and Insurance."

INVESTORS' AGREEMENT


   DLJMB has proposed that an Investors' Agreement (the "Investors' Agreement"), at the Effective Time, be entered into between the Company, the DLJMB Funds, the Institutional Investors and the members of management who own shares of Company Common Stock (the "Management Shareholders"). It is expected that the terms of the Investors' Agreement will restrict transfers of the shares of Company Common Stock by the Management Shareholders and the Institutional Investors, permit the Management Shareholders and the Institutional Investors to participate in certain sales of shares of Company Common Stock by the DLJMB Funds, require the Management Shareholders and the Institutional Investors to sell shares of Company Common Stock in certain circumstances should the DLJMB Funds choose to sell any such shares owned by the DLJMB Funds and provide for certain registration rights on customary terms. It is also expected that the Investors' Agreement will provide that the DLJMB Funds have the right to appoint a majority of the members of the Board of Directors.


NASDAQ LISTING

   For at least three years after the Effective Time, subject to certain exceptions, MergerSub has agreed not to take any action to have the Company Common Stock, which is currently traded on the Nasdaq National Market System, delisted. There is a possibility that NASDAQ may act to delist the Company Common Stock after the Merger. See "Risk Factors--Delisting; Loss of Liquidity."

RESALE OF COMPANY COMMON STOCK FOLLOWING THE MERGER

   The Company Common Stock to be retained in connection with the Merger will be freely transferable, except that shares of Company Common Stock retained by any stockholder who may be deemed to be an "affiliate" (as defined under the Securities Act and generally including, without limitation, directors, certain executive officers and beneficial owners of 10% or more of a class of capital stock) of the Company for purposes of Rule 145 under the Securities Act will not be transferable except in compliance with the Securities Act. This Proxy Statement/Prospectus does not cover sales of Company Common Stock retained by any person who may be deemed to be an affiliate of the Company.

MERGER FINANCING

   In order to (i) fund the payment of the cash portion of the Merger Consideration, the Option Cash Proceeds and the Warrant Cash Proceeds, (ii) refinance certain outstanding indebtedness of the Company and (iii) pay the fees and expenses incurred in connection with the Merger, Operating Co. is expected to issue the Senior Subordinated Notes for approximately $150 million of gross proceeds in either the public or private markets and to enter into the New Credit Facility. At the Effective Time, the Operating Co. is expected to borrow all term loans
available thereunder and approximately $     of revolving loans. The
remaining revolving loans will, subject to a borrowing base, be available to fund the working capital requirements of Operating Co. after the Merger. MergerSub is expected to raise an additional $85 million through the issuance of the Discount Notes, which depending on market conditions and other factors, may be sold together with the Public Warrants (or, alternatively, through the issuance of Preferred Stock to the DLJMB Funds). At the Effective Time, the Company will succeed to the obligations of MergerSub with respect to the Discount Notes and any Public Warrants issued together with the Discount Notes, and the Public Warrants will, by their terms, become exercisable for an equal number of shares of Company Common Stock. The proceeds of the issuance by Operating Co. from the issuance of the Senior Subordinated Notes and the borrowings under the New Credit Facility will, in part, be paid to the Company in the form of a dividend, and in part, as an inter-company loan. On May 4, 1997, DLJ Merchant Banking II, Inc. received an executed commitment letter from DLJ Capital Funding, Inc. to provide the New Credit Facility, which will be syndicated by DLJ Capital Funding, Inc. Additionally, on May 4, 1997, DLJ Merchant Banking II, Inc. received a letter from Donaldson Lufkin & Jenrette Securities Corporation ("DLJSC") with respect to the underwriting, purchase or private placement of the Senior Subordinated Notes in which DLJSC indicated that it was highly confident of its ability to sell the Senior Subordinated Notes in the market. Each of the commitments or indications is subject to customary conditions, including the negotiation, execution and delivery of definitive documentation with respect to such commitment. As of the date of this Proxy Statement/Prospectus, the terms of the New Credit Facility, the Senior Subordinated Notes and the Discount Notes have not yet been agreed.


   The DLJMB Funds also expect to purchase approximately 9,782,508 shares of common stock of MergerSub and may acquire the DLJMB Warrants immediately prior to the Effective Time for approximately $225 million. In lieu of acquiring the DLJMB Warrants, the DLJMB Funds may acquire the Direct Shares. The number of DLJMB Warrants issued or Direct Shares purchased will be reduced by the number of Public Warrants issued (if any). Upon the effectiveness of the Merger, the proceeds of such purchase will become an asset of the Company, each share of MergerSub common stock, including the Direct Shares if any, will become a share of Company Common Stock, and each warrant to acquire MergerSub common stock will by its terms become exercisable for an equal number of shares of Company Common Stock.

   The DLJMB Funds expect that the Institutional Investors may acquire a portion of the securities of MergerSub that would otherwise be purchased by the DLJMB Funds as described in this Proxy Statement/Prospectus. In no event would any such purchases reduce the fully diluted ownership by the DLJMB Funds of Company Common Stock after the Effective Time to below a majority, or limit the rights of the DLJMB Funds as described in "The Merger--Investors Agreement."


CONVERSION OF MERGERSUB STOCK


   In the Merger, each share of common stock of MergerSub issued and outstanding immediately prior to the Effective Time will be converted into one share Company Common Stock. As a result of the Merger, the DLJMB Funds will hold 9,782,609 shares, or approximately 86.9% (or 77.2% on fully a diluted basis) (or, if the DLJMB Funds purchase the Direct Shares, 11,199,789 shares, or approximately 88.4%) of the shares of Company Common Stock expected to be outstanding after the Merger.

          UNAUDITED CONDENSED CONSOLIDATED PRO FORMA FINANCIAL DATA


   The following unaudited condensed consolidated pro forma financial data (the "Pro Forma Financial Data") of the Company are based on historical consolidated financial statements of the Company as adjusted to give effect to the Company's acquisition of BABSS which occurred during the pro forma period and to the Merger, including the Merger Financings and the application of the proceeds thereof. The unaudited condensed consolidated pro forma statement of operations data for the year ended June 30, 1996 gives effect to the BABSS acquisition and the Merger, including the Merger Financing and the application of the proceeds thereof, as if they had occurred as of July 1, 1995. The unaudited condensed consolidated pro forma statements of operations data for the nine-month and three-month periods ended March 31, 1997 give effect to the Merger, including the Merger Financing and the application of the proceeds thereof, as if they had occurred as of July 1, 1996. The pro forma balance sheet gives effect to the Merger, including the Merger Financing and the application of the proceeds thereof, as if it had occurred as of March 31, 1997. The acquisition of BABSS is already reflected in the historical results for the nine-month and three-month periods ended March 31, 1997. The pro forma adjustments are based upon available information and upon certain assumptions that management believes are reasonable under the circumstances. The Pro Forma Financial Data and accompanying notes should be read in conjunction with the historical consolidated financial statements of the Company, including the notes thereto, and other financial information pertaining to the Company. The Pro Forma Financial Data do not purport to represent what the Company's actual results of operations or actual financial position would have been if the Merger, including the Merger Financing and the application of the proceeds thereof, and BABSS acquisition in fact occurred on such dates or to project the Company's results of operations or financial position for any future period or date. The Pro Forma Financial Data do not give effect to any transactions other than the BABSS Acquisition and the Merger, including the Merger Financing and the application of the proceeds thereof, discussed in the notes to the Pro Forma Financial Data included elsewhere herein.

   As a result of the proposed Merger, the Company and MergerSub will incur various costs currently estimated to range between $95 million and $105 million (pretax) in connection with consummating the transaction. These costs consist primarily of professional fees, registration costs, compensation costs and other expenses. While the exact timing, nature and amount of these costs are subject to change the Company anticipates that a one-time pretax charge of approximately $76 million ($68 million after tax) will be recorded in the quarter in which the Merger is consummated. As a result of the foregoing, the Company expects to record a significant net loss in the quarter in which the Merger is recorded. Because this loss will result directly from the one-time charge incurred in connection with the Merger, and this charge will be funded entirely through the proceeds of the Merger Financing, the Company does not expect this loss to materially impact its liquidity, ongoing operations or market position.


   The pro forma adjustments were applied to the respective historical consolidated financial statements of the Company to reflect and account for the Merger as a recapitalization; accordingly, the historical basis of the Company's assets and liabilities has not been impacted thereby.

   UNAUDITED CONDENSED CONSOLIDATED PRO FORMA STATEMENT OF OPERATIONS DATA


                                                                   YEAR ENDED JUNE 30, 1996
                                       -------------------------------------------------------------------------------
                                           HISTORICAL RESULTS        BABSS ACQUISITION              THE MERGER
                                       ------------------------ ------------------------- ----------------------------
                                                                                                           PRO FORMA,
                                         THE COMPANY    BABSS     ADJUSTMENTS   PRO FORMA   ADJUSTMENTS    AS ADJUSTED
                                       ------------- ---------- ------------- ----------- -------------- -------------
                                                       (IN THOUSANDS, EXCEPT RATIOS AND PER SHARE DATA)
Revenues...............................   $540,191     $157,485          --     $697,676                    $697,676
Cost of revenues.......................    402,316      127,049    $ (9,549)(1)  517,244                     517,244
                                                                     (1,250)(2)
                                                                         83 (3)
                                                                     (1,405)(4)
                                       ------------- ---------- ------------- -----------                -------------
Gross profit...........................    137,875       30,436      12,121      180,432                     180,432
Operating Expenses:
 Selling, general, and administrative
  expenses.............................     69,237       27,152      (1,701)(1)   92,211                      92,211
                                                                       (500)(2)
                                                                         83 (3)
                                                                       (997)(4)
                                                                     (1,063)(5)
 Amortization and write off of
  intangibles..........................     15,673          625        (625)(6)   19,534                      19,534
                                                                      3,861 (7)
 Employee severance and unutilized
  lease cost...........................      3,592                   (3,592)(8)
                                       ------------- ---------- ------------- ----------- -------------- -------------
Operating income.......................     49,373        2,659      16,655       68,687                      68,687
Interest expense.......................    (14,953)        (539)        539 (9)  (20,570)      (70,547)(12)  (71,504)
                                                                     (5,617)(10)                19,640 (13)
Interest income........................        239           52                      291                         291
                                       ------------- ---------- ------------- ----------- -------------- -------------
Income (loss) from continuing
 operations before income taxes,
 and extraordinary item................     34,659        2,172      11,577       48,408       (50,934)       (2,526)
(Provision) benefit for income taxes ..    (13,870)         250      (5,743) (11)(19,363)       20,373 (11)    1,010
                                       ------------- ---------- ------------- ----------- -------------- -------------
Income (loss) from continuing
 operations before extraordinary item .     20,789        2,422       5,834       29,045       (30,561)       (1,516)
Extraordinary item--early retirement
 of debt...............................     (1,927)                               (1,927)                     (1,927)
                                       ------------- ---------- ------------- ----------- -------------- -------------
Net income (loss)......................   $ 18,862     $  2,422    $  5,834     $ 27,118      $(30,561)     $ (3,443)
                                       ============= ========== ============= =========== ============== =============
Primary income (loss) per common
 share:
 Continuing operations.................     $0.83                                 $1.15                      $(0.12)
 Net income............................      0.75                                  1.08                       (0.27)
 Weighted average number of common
  and common equivalent shares
  outstanding..........................     25,196                                25,196                      12,674
Fully diluted income (loss) per common
 share:
 Continuing operations.................     $0.82                                 $1.14                      $(0.12)
 Net income............................      0.74                                  1.07                       (0.27)
 Weighted average number of common
  and common equivalent shares
  outstanding..........................     25,430                                25,430                      12,674
OTHER DATA:
 EBITDA (14)...........................   $114,816     $ 16,524                 $147,805                    $147,805
 Amortization of repairable parts  ....     37,869       10,598                   48,467                      48,467
 Adjusted EBITDA (14)..................     76,947        5,926                   99,338                      99,338
 Adjusted EBITDA margin (15)...........       14.2%         3.8%                    14.2%                       14.2%
 Depreciation and amortization of
  intangibles..........................   $ 23,982     $  3,267                 $ 30,651                    $ 30,651
 Repairable parts purchases ...........     63,514       10,773                   74,287                      74,287
 Capital expenditures .................      7,278        3,965                   11,243                      11,243
 Cash interest expense.................     14,838          539                   20,455                      58,189

   UNAUDITED CONDENSED CONSOLIDATED PRO FORMA STATEMENT OF OPERATIONS DATA


                                                      NINE MONTHS ENDED MARCH 31, 1997
                                                  --------------------------------------
                                                    HISTORICAL   ADJUSTMENTS   PRO FORMA
                                                  ------------ ------------- -----------
                                                    (IN THOUSANDS, EXCEPT RATIOS AND PER
                                                                SHARE DATA)
Revenues..........................................   $572,749                  $572,749
Cost of revenues .................................    427,969                   427,969
                                                  ------------ -------------   ---------
Gross profit......................................    144,780                   144,780
Operating Expenses:
 Selling, general, and administrative expenses ...     78,578                    78,578
 Amortization and write off of intangibles .......     16,861                    16,861

 Employee severance and unutilized lease cost ....      4,300                     4,300
                                                  ------------ -------------   ---------
Operating income..................................     45,041                    45,041

                                                                   (52,929)(12)
Interest expense..................................    (11,097)      10,692 (13) (53,334)
Interest income...................................        393                       393
                                                  ------------ -------------   ---------
Income (loss) before income taxes.................     34,337      (42,237)      (7,900)
(Provision) benefit for income taxes..............    (14,421)      17,739 (11)   3,318
                                                  ------------ -------------   ---------
Net income (loss).................................   $ 19,916     $(24,498)    $ (4,582)
                                                  ============ =============   =========

Primary income (loss) per common share:
 Net income.......................................    $0.66                     $(0.36)
 Weighted average number of common and common
  equivalent shares outstanding...................     30,066                    12,674
Fully diluted income (loss) per common share:
 Net income.......................................    $0.66                     $(0.36)
 Weighted average number of common and common
  equivalent shares outstanding...................     29,958                    12,674
OTHER DATA:
 EBITDA (14)......................................   $121,680                  $121,680
 Amortization of repairable parts.................     45,642                    45,642
 Adjusted EBITDA (14).............................     76,038                    76,038
 Adjusted EBITDA margin (15)......................       13.3%                     13.3%
 Depreciation and amortization of intangibles ....   $ 26,697                  $ 26,697
 Repairable parts purchases.......................     64,803                    64,803
 Capital expenditures.............................      6,093                     6,093
 Cash interest expense............................     10,578                    42,916
 Ratio of Adjusted EBITDA to cash interest
  expense.........................................       7.19x                     1.77x

   UNAUDITED CONDENSED CONSOLIDATED PRO FORMA STATEMENT OF OPERATIONS DATA


                                                      THREE MONTHS ENDED MARCH 31, 1997
                                                  ---------------------------------------
                                                    HISTORICAL   ADJUSTMENTS    PRO FORMA
                                                  ------------ -------------- -----------
                                                    (IN THOUSANDS, EXCEPT RATIOS AND PER
                                                                 SHARE DATA)
Revenues..........................................   $205,070                   $205,070
Cost of revenues .................................    150,372                    150,372
                                                  ------------ --------------   ---------
Gross profit......................................     54,698                     54,698
Operating Expenses:
 Selling, general, and administrative expenses ...     28,228                     28,228
 Amortization and write off of intangibles .......      6,390                      6,390
Operating income..................................     20,080                     20,080
Interest expense..................................     (4,005)      (17,644)(12) (17,804)
                                                                      3,845 (13)
Interest income...................................        316                        316
                                                  ------------ --------------   ---------

Income before income taxes........................     16,391       (13,799)       2,592
(Provision) benefit for income taxes..............     (6,884)        5,795 (11)  (1,089)
                                                  ------------ --------------   ---------

Net income .......................................   $  9,507      $ (8,004)    $  1,503
                                                  ============ ==============   =========

Primary income per common share:
 Net income.......................................    $0.32                       $0.12
 Weighted average number of common and common
  equivalent shares outstanding...................     30,062                     12,674
Fully diluted income per common share:
 Net income.......................................    $0.32                       $0.12
 Weighted average number of common and common
  equivalent shares outstanding...................     29,976                     12,674
OTHER DATA:
 EBITDA (14)......................................   $ 46,419                   $ 46,419
 Amortization of repairable parts.................     16,356                     16,356
 Adjusted EBITDA (14).............................     30,063                     30,063
 Adjusted EBITDA margin (15)......................       14.7%                      14.7%
 Depreciation and amortization of intangibles ....   $  9,983                   $  9,983
 Repairable parts purchases.......................     28,815                     28,815
 Capital expenditures.............................      2,261                      2,261
 Cash interest expense............................      3,642                     14,141
 Ratio of Adjusted EBITDA to cash interest
  expense.........................................       8.25x                      2.13x

                         NOTES TO UNAUDITED CONDENSED
           CONSOLIDATED PRO FORMA STATEMENTS OF OPERATIONS DATA

(1) To reflect employee-related cost savings associated with the redundancies created by the combination of the Company and BABSS. Components of savings include, but are not limited to, salaries, fringe benefits (except for those separately accounted for in Note 4 to the Pro Forma Combined Financial Data), travel and other. Personnel reductions, totaling 405 employees, were implemented in the field (260), operations support (90), sales (10) and administration
        (45). These personnel reductions were announced and substantially effected by December 31, 1995. The reductions were spread throughout the United States with the only area of concentration being at the respective headquarters locations in Horsham and Frazer, Pennsylvania.

 (2) To reflect rental expense reductions associated with facilities that have been deemed "unutilized" as a result of the combination of the Company and BABSS. See Note 17 of the Notes to the Company's Consolidated Financial Statements. Included in such facilities are the Company's former corporate headquarters, several large repair depots (identified as surplus) as well as numerous duplicate field offices throughout the United States. All remaining lease liabilities associated with this unutilized space have either been included in the purchase accounting of the BABSS acquisition or have been expensed as part of the Company's net charge of $3.6 million recorded in the results of operations for the twelve months ended June 30, 1996.

 (3) To reflect additional depreciation resulting from a $2 million increase in property and equipment valuation recorded as part of the overall purchase price allocation of the BABSS acquisition, assuming an estimated four-year depreciable life.

 (4) To eliminate BABSS benefit expenses associated with pension and postemployment benefits that are not part of the Company's benefit package and have not, therefore, been incurred subsequent to the acquisition. See Notes 3 and 11 of the Notes to DecisionOne Corporation's Consolidated Financial Statements included elsewhere herein. Both of these benefit programs ceased to exist as of the acquisition date.

 (5) To eliminate redundant corporate overhead allocations recorded in the historical BABSS financial statements which have not been incurred subsequent to the acquisition. BABSS was predominantly a self-sufficient operation. The parent company of BABSS charged corporate overhead to BABSS; these charges are not a component of the ongoing expense structure of the Company.

 (6) To eliminate intangible amortization expense recorded in the historical BABSS financial statements.

 (7) To reflect amortization expense resulting from the adjustments to intangible assets recorded as part of the purchase price allocation of BABSS. See Note 8 of the Notes to the Company's Consolidated Financial Statements.

 (8) To eliminate the non-recurring charge for employee severance and unutilized lease costs.

 (9) To eliminate intercompany interest expense charged by Bell Atlantic Corporation, the parent company of BABSS, to BABSS.

(10) To reflect interest expense associated with the financing of the BABSS acquisition. The assumed borrowing level associated with this adjustment was $242.0 million, which is comprised of $212.0 million of term loan debt and $30.0 million of notes to Significant Stockholders (the "Affiliate Notes"). In April 1996, the Company used the proceeds of its initial public offering to reduce the term loan debt by $70.0 million and repay the Affiliate Notes. The interest rate on the term loan was 8.75% per annum, and the effective interest rate on the Affiliate Notes was 12.9% per annum. The interest rate swap agreements entered into by the Company have not been given effect in the calculation of these adjustments, based on immateriality.

   The pro forma interest adjustment has been computed as follows:

                                                                   YEAR ENDED
                                                                  JUNE 30, 1996
                                                                ---------------
                                                                 (IN THOUSANDS)
Term loan interest..............................................    $ 17,019
Affiliate Notes interest:
 Stated rate (10.101% per annum)................................       2,273
 Amortization of original issue discount........................         354
Less actual interest expense included in the historical results      (14,029)
                                                                ---------------
Pro forma interest adjustment...................................    $  5,617
                                                                ===============

(11) To adjust the income tax (provision) benefit for effect of all pro forma entries above at an effective tax rate of 40% and 42% for the year ended June 30, 1996 and nine-month and three-month periods ended March 31, 1997, respectively. Utilization of the Company's net operating loss ("NOLs") tax carryforwards have not been reflected in the pro forma income tax expense. The recognition of the Company's NOLs have been recorded in the historical financials, see Note 11 of the Notes to the Company's Consolidated Financial Statements.

(12) To reflect the additional interest expense attributable to the Merger Financings, as follows:


                                                              NINE MONTHS    THREE MONTHS
                                               YEAR ENDED        ENDED          ENDED
                                              JUNE 30, 1996  MARCH 31, 1997 MARCH 31, 1997
                                            --------------- -------------- --------------
                                                            (IN THOUSANDS)
     New Credit Facility:
  Term Loan A and Revolving credit
     facility...............................     $18,311        $13,733        $ 4,578
      Term Loan B ..........................      12,750          9,563          3,188
      Term Loan C ..........................      10,938          8,203          2,734
     Senior Subordinated Notes .............      15,375         11,531          3,844
     Discount Notes ........................      10,413          7,809          2,603
     Amortization of deferred financing
     costs..................................       2,787          2,090            697
                                            --------------- -------------- --------------
                                                 $70,574        $52,929        $17,644
                                            =============== ============== ==============

   The amounts and interest rates of the Merger Financings are as follows:

                                                                ASSUMED
                                                                 RATE
                                                 AMOUNT        PER ANNUM
                                            -------------- ---------------
                                             (IN THOUSANDS)
New Credit Facility:
 Term Loan A and Revolving credit facility      $221,950     LIBOR + 2.50%
 Term Loan B ...............................     150,000     LIBOR + 2.75%
 Term Loan C ...............................     125,000     LIBOR + 3.00%
Senior Subordinated Notes ..................     150,000        10.25%
Discount Notes .............................      85,000        12.25%


   The effect of a 1/4% change in interest rates on the above Merger Financings would be $1.8 million, $1.4 million, and $0.5 million for the year ended June 30, 1996, nine months ended March 31, 1997 and the three months ended March 31, 1997, respectively.

(13) To reflect the elimination of interest expense (including amortization of deferred financing costs, which are not considered to be material) attributable to indebtedness to be paid in connection with the Merger as follows:


                                                                NINE MONTHS    THREE MONTHS
                                                 YEAR ENDED        ENDED          ENDED
                                                JUNE 30, 1996  MARCH 31, 1997 MARCH 31, 1997
                                               --------------- -------------- --------------
                                                              (IN THOUSANDS)
     Existing Revolving Credit Facility
     (including BABSS pro forma) .............     $19,640        $10,692         $3,845

(14) "EBITDA" represents income (loss) from continuing operations before interest expense, interest income, income taxes, depreciation, amortization of repairable parts inventory, amortization of intangibles, amortization of discounts and capitalized expenses related to indebtedness, and non-recurring employee severance charges and provisions for unutilized leases. The Company's historical financial results include amortization of repairable parts which is unique to the industry in which the Company competes. "Adjusted EBITDA" represents EBITDA reduced by amortization of repairable parts. Neither EBITDA nor Adjusted EBITDA is intended to represent cash flow from operations as defined by generally accepted accounting principles and should not be considered as an alternative to net income as an indicator of the Company's operating performance or to cash flows as a measure of liquidity and may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is presented because it is relevant to certain covenants expected to be contained in the agreements relating to the Merger Financings and the Company believes that Adjusted EBITDA is a more consistent indicator of the Company's ability to meet its debt service, capital expenditure and working capital requirements than EBITDA.

(15) Adjusted EBITDA margin measures Adjusted EBITDA as a percentage of revenues.

        UNAUDITED CONDENSED CONSOLIDATED PRO FORMA BALANCE SHEET DATA
                             AS OF MARCH 31, 1997


                                                      PRO FORMA
                                        HISTORICAL   ADJUSTMENTS    PRO FORMA
                                       ------------ -------------- -----------
                                                    (IN THOUSANDS)
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents...........$ 12,886        $       -- (1)$  12,886
  Accounts receivable, net............ 136,401                        136,401
  Inventories.........................  35,186                         35,186
  Other...............................   7,637                          7,637
                                      ------------ --------------   ---------
     Total current assets............. 192,110                        192,110
  Repairable parts, net............... 195,656                        195,656
  Property & equipment, net...........  33,283                         33,283
  Intangibles, net and other assets... 220,628             7,000 (2)  249,667
                                                          22,275 (3)
                                                            (236)(4)
                                      ------------ --------------   ---------
   Total assets.......................$641,677        $   29,039    $ 670,716
                                      ============ ==============   =========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current portion of long-term debt...$  4,756                      $   4,756
  Accounts payable and accrued
  expenses............................ 101,516                        101,516
  Deferred revenues...................  72,096                         72,096
  Other...............................   3,691                          3,691
                                      ------------ --------------   ---------
    Total current liabilities......... 182,059                        182,059
  New Credit Facility:
  Revolving credit facility...........      --        $   26,950 (1)   26,950
  Term loans..........................      --           470,000 (1)  470,000
  Senior Subordinated Notes ..........      --           150,000 (1)  150,000
  Discount Notes......................      --            85,000 (1)   85,000
  Existing revolving credit facility.. 239,850          (239,850)(1)       --
  Other long term debt................   2,065                          2,065
  Other liabilities...................  16,608                         16,608
                                      ------------ --------------   ---------
   Total liabilities.................. 440,582           492,100      932,682
                                      ------------ --------------   ---------
  Total stockholders' equity
  (deficit)........................... 201,095          (463,061)(5) (261,966)
                                      ------------ --------------   ---------
                                      $641,677        $   29,039    $ 670,716
                                      ============ ==============   =========

    NOTES TO UNAUDITED CONDENSED CONSOLIDATED PRO FORMA BALANCE SHEET DATA

(1) The net effect on cash and cash equivalents of the Merger, including the Merger Financings and the application of the proceeds thereof as of March 31, 1997, is as follows:

                                                    (IN THOUSANDS)
TOTAL SOURCES:
New Credit Facility:
 Revolving credit facility(a)......................    $ 26,950
 Term loans........................................     470,000
Senior Subordinated Notes..........................     150,000
Discount Notes.....................................      85,000
Common stock and warrants purchased by DLJMB Funds.     225,000
                                                   --------------
  Total sources....................................    $956,950
                                                   ==============
TOTAL USES:
Cash Merger Consideration .........................    $605,900
Option Cash Proceeds and Warrant Cash Proceeds  ...      58,400
Repayment of existing revolving credit facility  ..     239,850
Estimated transaction fees and expenses............      52,800
                                                   --------------
  Total uses.......................................    $956,950
                                                   ==============

(2) Represents the anticipated tax benefit related to the transaction fees and expenses. The anticipated tax benefit is limited due to the expected non-deductibility of certain Merger transaction fees and expenses and limitations on the recognition of deferred tax benefits resulting from net operating losses expected to be reported in the fiscal year ended June 30, 1998.
(3) Represents the portion of estimated transaction fees and expenses attributable to the New Credit Facility, the Senior Subordinated Notes and the Discount Notes, which will be recorded as deferred debt issuance costs and will be amortized over the life of the debt to be issued. Such estimated deferred debt issuance costs include estimated fees and expenses payable to banks, and advisors and underwriting discounts and commissions.
(4) The adjustment reflects the write-off deferred debt issuance costs associated with the existing revolving credit financing.
(5) Represents the net change in stockholders' equity as a result of the Merger, including the Merger Financings and the application of the proceeds thereof:

                                                    (IN THOUSANDS)
Cash Merger Consideration .........................   $(605,900)
Common stock and warrants purchased by DLJMB Funds.     225,000
Transaction fees and expenses(b)...................     (30,525)
Write-off of deferred debt issuance costs .........        (236)
Option Cash Proceeds (c) ..........................     (45,400)
Warrant Cash Proceeds .............................     (13,000)
Tax benefit of above expense adjustments ..........       7,000
                                                   --------------
  Total............................................   $(463,061)
                                                   ==============


         (a) Based on borrowings of $239.9 million that were outstanding under the existing revolving credit facility as of March 31, 1997. Any variation in the actual borrowings outstanding under the existing revolving credit facility on the closing date will result in a corresponding change in borrowings under the New Credit Facility.
         (b) Represents the portion of the total $52.8 million of estimated transaction fees and expenses which will be recorded as an expense immediately upon consummation of the Merger and related transactions; the remainder of such transaction fees and expenses are recorded in Note (3) above as deferred debt issuance costs.
         (c) Represents compensation costs of the Company resulting from the cancellation of options which will be recorded as an expense immediately upon consummation of the Merger and related transactions.

                     DESCRIPTION OF COMPANY CAPITAL STOCK

GENERAL

   The Company is authorized by its Certificate of Incorporation, as amended, to issue an aggregate of 100,000,000 shares of Common Stock, par value $.01 per share. The Company is authorized to issue up to 5,000,000 shares of Preferred Stock, par value $1.00 per share, in one or more series. Currently, there are no shares of Preferred Stock issued or outstanding. The following is a summary of certain of the rights and privileges pertaining to Company Common Stock and Preferred Stock. For a full description of the Company's capital stock, reference is made to the Company's Certificate of Incorporation, as amended, currently in effect, a copy of which is on file with the Commission.

COMMON STOCK

 Voting Rights

   The holders of Company Common Stock are entitled to one vote per share on all matters submitted for action by the shareholders. There is no provision for cumulative voting with respect to the election of directors. Accordingly, the holders of more than 50% of the shares of Company Common Stock can, if they choose to do so, approve the Merger.

 Dividend Rights

   Holders of Company Common Stock are entitled to share equally, share for share, if dividends are declared on Common Stock, whether payable in cash, property or securities of the Company.

 Liquidation Rights

   In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, after payment has been made from the funds available therefore to the holders of Preferred Stock, if any, for the full amount to which they are entitled, the holders of the shares of Company Common Stock are entitled to share equally, share for share, in the assets available for distribution. Holders of Company Common Stock have no conversion, redemption or preemptive rights.

PREFERRED STOCK


   The Board of Directors of the Company has the authority to issue shares of the Company's Preferred Stock in one or more series, and to fix the rights, preferences, privileges and restrictions granted to or imposed upon any unissued shares of Preferred Stock.


   The Company's Senior Exchangeable Preferred Stock (the "Senior Preferred Stock"), if issued, will rank senior to (a) all classes of Company Common Stock and (b) each other class of capital stock or series of preferred stock issued by the Company the terms of which specifically provide that such series will rank junior to the Senior Preferred Stock or which do not specify their rank ("Junior Securities").

 Dividends

   The certificate of designations for the Senior Preferred Stock provides that a quarterly dividend will be payable at a % effective annual rate. Prior to the fifth anniversary of the issuance of the Senior Preferred Stock, quarterly dividends will accrete on a compound basis and increase the liquidation preference of the Senior Preferred Stock. At the election of the holders, the dividends may be paid in kind.

 Liquidation Preference

   The Senior Preferred Stock will have a liquidation preference of $     per
share, plus accreted dividends, plus accrued and unpaid cash dividends, if any.

 Voting Rights

   Holders of the Senior Preferred Stock will have no general voting rights, except (i) as required by law and (ii) holders of a majority of the outstanding shares of Senior Preferred Stock, voting as a separate class, will (a) upon the failure of the Company to (1) pay dividends, in cash (following the date on which dividends become payable in cash), for more than six consecutive quarters, (2) satisfy any mandatory redemption obligation (including, without limitation, in connection with a change of control (as described below)) with respect to the Senior Preferred Stock (regardless of whether the reason for such failure is lack of legally available funds), (3) make any offer to redeem the Senior Preferred Stock upon a change of control within 30 days following the change of control date (as defined in the certificate of designations for Senior Preferred Stock) related thereto or
(4) comply with the certain other covenants, be entitled to elect two members to the board of directors of the Company, (b) have the right to approve each issuance by the Company of any other class of capital stock or series of preferred stock issued by the Company after the issuance of the Senior Preferred Stock the terms of which specifically provide that such series will rank on a parity with, or senior to, the Senior Preferred Stock, except that without the approval of the holders of Senior Preferred Stock, the Company may issue and have outstanding shares of parity securities issued from time to time in exchange for, or the proceeds of which are used to redeem or repurchase, any or all of the shares of Senior Preferred Stock, and (c) have the right to approve certain mergers, consolidations and sales of assets by the Company under certain circumstances where the Company is not the surviving entity in the transaction or the consolidated net worth of the Company immediately after the transaction is less than that of the Company immediately prior to the transaction.

 Redemption Provisions

   Mandatory Redemption: The Company will be (subject to the legal availability of funds) required to redeem the Senior Preferred Stock on
     , 2007 at a redemption price equal to the liquidation preference per share, plus accrued and unpaid cash dividends, if any, to the date of redemption.

   Optional Redemption: The Senior Preferred Stock will be (subject to legal
availability of funds) redeemable at any time after      , 2001 at the option
of the Company, in whole or in part, at the redemption prices set forth in the certificate of designations for the Senior Preferred Stock plus accrued and unpaid cash dividends, if any, to the date of redemption.

 Change of Control

   In the event of a change of control (as defined in the certificate of designations for the Senior Preferred Stock), each holder of Senior Preferred Stock will have the right to require the Company to repurchase its Senior Preferred Stock at a purchase price equal to 101% of the liquidation preference of the Senior Preferred Stock plus accrued and unpaid cash dividends, if any.

 Exchange Feature

   The Senior Preferred Stock may, subject to certain conditions, be exchanged into the Company's % Subordinated Exchange Debentures due 2007 (the "Exchange Debentures") (which shall have terms similar to those of the Senior Preferred Stock) at the option of the Company and so long as no shares of Senior Preferred Stock are held at the time by DLJMB or its affiliates, in whole or in part, on any scheduled dividend payment date at a rate of one dollar (or fraction thereof) principal amount of Exchange Debentures for each dollar (or fraction thereof) in liquidation preference (and for each dollar (or fraction thereof) of accrued and unpaid cash dividends, if any) of Senior Preferred Stock held by such holder at the time of such exchange.

 Certain Covenants

   The certificate of designations for the Senior Preferred Stock will contain certain customary covenants which (i) limit the ability of the Company to redeem or repurchase Junior Securities and pay dividends thereon,
(ii) prohibit, under certain circumstances, certain mergers and consolidations, or the sales of assets by the Company, in the manner described under "Voting Rights" above, and (iii) require the Company to deliver certain reports and information to the holders.

SECTION 203 OF DELAWARE GENERAL CORPORATION LAW

   The Company is a Delaware corporation and subject to Section 203 of the DGCL. Because the Board of Directors of the Company approved the Merger Agreement and Voting Agreement prior to the execution thereof, the restrictions set forth in Section 203 of the DGCL will not apply to the DLJMB Funds with respect to the Merger or the other transactions contemplated by the Merger Agreement and the Voting Agreeement. However, in general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined) with a Delaware corporation for three years following the date such person became an interested stockholder, subject to certain exceptions such as transactions done with the approval of the Board of Directors and of the holders of at least two-thirds of the outstanding shares of voting stock not owned by the interested stockholder. The existence of this provision would be expected to have an anti-takeover effect, including possibly discouraging takeover attempts that might result in a premium over the market price for the shares of Company Common Stock.

CAPITAL STOCK OF THE COMPANY FOLLOWING THE MERGER

 Common Stock and Preferred Stock

   If the Merger is approved by the requisite vote of the stockholders of Company Common Stock at the Special Meeting, at the Effective Time of the Merger the Certificate of Incorporation of the Company, as amended, will be amended in accordance with the terms set forth as Exhibit A to the Merger Agreement, which is attached hereto as Annex A, and, as so amended, until thereafter further amended as provided therein and under the Merger Agreement, will be the certificate of incorporation of the Company following the Merger. The Amended and Restated Certificate of Incorporation will amend the total number of shares of capital stock that the Company is authorized to issue from 100,000,000 to 30,000,000 shares of Common Stock and from 5,000,000 to 15,000,000 shares of Preferred Stock. The Amended and Restated Certificate of Incorporation will also amend the par value of the shares of Preferred Stock from $1.00 per share to $.01 per share. The terms of the Preferred Stock of the Company will be the same as the terms of the Company's Senior Preferred Stock described above.

 Warrants

   Each DLJMB Warrant will entitle the holder thereof to purchase one share of Company Common Stock at an exercise price of not less than $0.01 per share subject to customary antidilution provisions and other customary terms. The DLJMB Warrants will be exercisable at any time prior to 5:00 p.m., New York
City time, on       , 2007. The exercise of the DLJMB Warrants also will be
subject to applicable federal and state securities laws. Each Public Warrant will have the same terms as the DLJMB Warrants, except that the exercise
price will be $      per share.


   The DLJMB Funds will be entitled to request six demand registrations with respect to the DLJMB Warrants (together with all or any portion of the Senior Preferred Stock owned by them) and the Company Common Stock owned by them, which demand registration rights will be immediately exercisable subject to customary deferral and cutback provisions. In addition, the holders of the DLJMB Warrants will also be entitled to unlimited piggyback registration rights with respect to such Warrants (together with all or any portion of the Senior Preferred Stock) subject to customary cutback provisions. If the DLJMB Warrants are sold in connection with a registered sale or a sale under Rule 144A of the Securities Act of the Senior Preferred Stock, the Company will (not earlier than the time of the Company registers the Senior Preferred Stock (or exchange securities in the case of a Rule 144A offering)) file a shelf registration statement covering the Company Common Stock underlying such DLJMB Warrants.


 Transfer Agent and Registrar

   The transfer agent and registrar for the Company Common Stock following the Merger will be Chase Mellon Shareholder Services, L.L.C.

   In addition, the Bylaws of the MergerSub as in effect at the Effective Time of the Merger will be the Bylaws of the Company following the Merger until thereafter changed or amended as provided therein or by applicable law.

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
                  CERTAIN PROVISIONS OF THE MERGER AGREEMENT

   The following summarizes the material provisions of the Merger Agreement which appears as Annex A to this Proxy Statement/Prospectus and is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Merger Agreement.

THE MERGER

   The Merger Agreement provides that as soon as practicable after satisfaction or waiver of all conditions to the Merger, the Company and MergerSub will file a certificate of merger with the Secretary of State of the State of Delaware and make all other filings or recordings required by Delaware Law in connection with the Merger. The Merger will become effective at such time as the certificate of merger is duly filed with the Secretary of State of the State of Delaware or at such later time as is specified in the certificate of merger. From and after the Effective Time, the Surviving Corporation will possess all the rights, privileges, powers and franchises and be subject to all of the restrictions, disabilities and duties of the Company and MergerSub, all as provided under Delaware Law.

   At the Effective Time each Share held by the Company as treasury stock or owned by MergerSub immediately prior to the Effective Time will be canceled, and no payment will be made with respect thereto; each share of common stock, par value $.01 per share, of MergerSub outstanding immediately prior to the Effective Time will be converted into and become one share of common stock of the Surviving Corporation with the same rights, powers and privileges as the shares so converted; each share of preferred stock, par value $.01 per share, of MergerSub ("MergerSub Preferred Stock"), if any, outstanding immediately prior to the Effective Time will be converted into and become one share of preferred stock of the Surviving Corporation with the same rights, powers and privileges as the shares of preferred stock so converted; each outstanding warrant to purchase shares of MergerSub common stock will be automatically amended to constitute a warrant to acquire shares of common stock of the Surviving Corporation on the same terms and conditions as the MergerSub Warrant; and each share of Common Stock outstanding immediately prior to the Effective Time will, except as otherwise provided with respect to Shares as to which appraisal rights have been exercised, be converted into the following: for each such Share with respect to which an election to retain Company Common Stock has been effectively made, revoked or lost, the right to retain one share of Company Common Stock, par value $.01 per share and for each such Share (other than Stock Electing Shares), the right to receive in cash from MergerSub an amount equal to $23.00.

ELECTIONS

   Each person who, on or prior to the Election Date referred to below, is a record holder of Shares will be entitled, with respect to such Shares, to make an unconditional election on or prior to such Election Date to retain the Stock Election Price, on the basis hereinafter set forth. "Election" means a Stock Election.

   MergerSub will prepare and mail a form of election, which form will be subject to the reasonable approval of the Company (the "Form of Election"), with the Proxy Statement/Prospectus to the record holders of Shares as of the record date for the Special Meeting called for the purpose of voting on the approval and adoption of the Merger Agreement and the Merger. Such Form of Election shall be used by each record holder of Shares who makes an Election with respect to any or all its Shares. The Company will use its reasonable best efforts to make the Form of Election and the Proxy Statement/Prospectus available to all persons who become holders of Shares during the period between such record date and the Election Date referred to below. Any such holder's Election shall have been properly made only if the Exchange Agent shall have received at its designated office, by 5:00 p.m., New York City time on the business day (the "Election Date") next preceding the date of the Special Meeting, a Form of Election properly completed and signed and accompanied by certificates for the Shares to which such Form of Election relates, duly endorsed in blank or otherwise in form acceptable for transfer on the books of the Company (or by an appropriate guarantee of delivery of such certificates as set forth in such Form of Election from a firm which is a member of a registered national securities exchange or of the National

Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States, provided such certificates are in fact delivered to the Exchange Agent within five New York Stock Exchange trading days after the date of execution of such guarantee of delivery).

   Any Form of Election may be revoked by the holder submitting it to the Exchange Agent only by written notice received by the Exchange Agent (i) prior to 5:00 p.m., New York City time on the Election Date or (ii) after the date of the Proxy Statement/Prospectus, if (and to the extent that) the Exchange Agent is legally required to permit revocations, and the Effective Time shall not have occurred prior to such date. In addition, all Forms of Election will automatically be revoked if the Exchange Agent is notified in writing by MergerSub or the Company that the Merger has been abandoned or the Merger Agreement has been terminated. If a Form of Election is revoked, the certificate or certificates (or guarantees of delivery, as appropriate) for the Shares to which such Form of Election relates will be promptly returned to the stockholder submitting the same to the Exchange Agent.

   The determination of the Exchange Agent will be binding whether or not Elections have been properly made or revoked with respect to Shares and when elections and revocations were received by it. If the Exchange Agent determines that any Election either (x) was not properly made or (y) was not submitted to or received by the Exchange Agent with respect to any Shares, such Shares will be converted into Merger Consideration. The Exchange Agent shall also make all computations as to the allocation and the proration contemplated below, and any such computation shall be conclusive and binding on the holders of Shares. See "Certain Provisions of the Merger Agreement--Proration of Election Price." The Exchange Agent may, with the mutual agreement of MergerSub and the Company, make such rules as are necessary or desirable fully to effect such elections.

PRORATION OF ELECTION PRICE


   Subject to the cancellation of each Share held by the Company as treasury stock or owned by MergerSub, or Appraisal Shares, the number of Shares to be converted into the right to retain Company Common Stock at the Effective Time will be the sum of (A) 1,474,345 plus (B) 5.3% of the number of Shares, if any, issued after April 21, 1997 but prior to the Effective Time in respect of Options (as defined below) or Warrants (as defined below) (excluding for this purpose any Shares held as treasury stock or owned by Merger Sub which will be canceled).


   If the number of Stock Electing Shares exceeds in the aggregate the Stock Election Number, then the Stock Electing Shares for each Stock Election will be converted into the right to retain the Stock Election Price or the right to receive the Cash Election Price in the following manner: (i) a stock proration factor shall be determined by dividing the Stock Election Number by the total number of Stock Electing Shares; (ii) the number of Stock Electing Shares covered by each Stock Election to be converted into the right to retain the Stock Election Price will be determined by multiplying the Stock Proration Factor by the total number of Stock Electing Shares covered by such Stock Election; (iii) each Stock Electing Share, other than any Shares converted into the right to receive the Stock Election Price in accordance with clause (ii) above, shall be converted into the right to receive the Cash Election Price as if such shares were not Stock Electing Shares.

   If the number of Stock Electing Shares is equal to the Stock Election Number, then all Stock Electing Shares shall be converted into the right to receive the Stock Election Price and all Shares other than Stock Electing Shares will be converted into the right to receive the Cash Election Price.


   If the number of Stock Electing Shares is less in the aggregate than the Stock Election Number, then: (i) all Stock Electing Shares will be converted into the right to receive the Stock Election Price ; (ii) such number of Shares with respect to which a Stock Election is not in effect ("Non-Electing Shares") will be converted into the right to retain the Stock Election Price (and a Stock Election shall be deemed to have been made with respect to such Shares) in the following manner: (A) the Cash Proration Factor will be determined by dividing (x) the difference between the Stock Election Number and the number of Stock Electing Shares, by (y) the total number of Shares other than Stock Electing Shares and Appraisal Shares (as defined below); and
(B) the number of Shares in addition to Stock Electing Shares to be converted into the right to retain the Stock Election Price will be determined by multiplying the Cash Proration Factor by the total number of Shares other than Stock Electing Shares and Appraisal Shares so that the aggregate number of Stock Electing Shares and Non-Electing Shares converted into such right equals the Stock Election Number.


   Subject to the provisions of clause (ii) of the preceding paragraph, the Exchange Agent will determine (on a consistent basis among stockholders who held Shares as to which they did not make the Stock Election pro rata to the number of shares as to which they did not make such Stock Election) which Non-Electing Shares shall be converted into the right to receive the Stock Election Price.

SURRENDER AND PAYMENT

   As soon as reasonably practicable as of or after the Effective Time, MergerSub will deposit with the Exchange Agent, for the benefit of the holders of Shares, for exchange, the Merger Consideration. For purposes of determining the Merger Consideration to be made available, MergerSub will assume that no holder of Shares will perfect his right to appraisal of his Shares. Promptly after the Effective Time, MergerSub will send, or will cause the Exchange Agent to send, to each holder of Shares at the Effective Time a letter of transmittal for use in such exchange (which will specify that the delivery will be effected, and risk of loss and title will pass, only upon proper delivery of the certificates representing Shares to the Exchange Agent).

   Each holder of Shares that have been converted into a right to receive the Merger Consideration, upon surrender to the Exchange Agent of a certificate or certificates representing such Shares, together with a properly completed letter of transmittal covering such Shares, will be entitled to receive the Merger Consideration payable in respect of such Shares. Until so surrendered, each such certificate will, after the Effective Time, represent for all purposes, only the right to receive such Merger Consideration. No interest will be paid or will accrue on any cash payable as Merger Consideration or in lieu of any fractional shares of Company Stock.

   If any portion of the Merger Consideration is to be paid to a person other than the registered holder of the Shares represented by the certificate or certificates surrendered in exchange therefor, it will be a condition to such payment that the certificate or certificates so surrendered will be properly endorsed or otherwise be in proper form for transfer and that the person requesting such payment will pay to the Exchange Agent any transfer or other taxes required as a result of such payment to a person other than the registered holder of such Shares or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

   After the Effective Time, there will be no further registration of transfers of Shares. If, after the Effective Time, certificates representing Shares are presented to the Surviving Corporation, they will be canceled and exchanged for the Merger Consideration provided for, and in accordance with the procedures set forth, in the Merger Agreement.

   Any portion of the Merger Consideration made available to the Exchange Agent that remains unclaimed by the holders of Shares six months after the Effective Time will be returned to MergerSub, upon demand, and any such holder who has not exchanged his Shares for the Merger Consideration in accordance with the terms of the Merger Agreement prior to that time will thereafter look only to MergerSub for payment of the Merger Consideration in respect of his Shares. Notwithstanding the foregoing, MergerSub will not be liable to any holder of Shares for any amount paid to a public official pursuant to applicable abandoned property laws. Any amounts remaining unclaimed by holders of Shares two years after the Effective Time (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become property of any governmental entity) will, to the extent permitted by applicable law, become the property of MergerSub free and clear of any claims or interest of any person previously entitled thereto.

   Any portion of the Merger Consideration made available to the Exchange Agent to pay for Shares for which appraisal rights have been perfected will be returned to MergerSub, upon demand.

   No dividends or other distributions with respect to Company Common Stock with a record date after the Effective Time will be paid to the holder of any unsurrendered certificate for Shares with respect to the shares of Company Common Stock represented thereby and no cash payment in lieu of fractional shares will be paid to any such holder until the surrender of such certificate. Subject to the effect of applicable laws, following surrender of any such certificate, there will be paid to the holder of the certificate representing whole shares of Company Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender or as promptly after the sale of the Excess Shares (as defined below) as practicable, the amount of any cash payable in lieu of a fractional share of Company Common Stock to which such holder is entitled and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Company Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of Company Common Stock.


   Shares which are issued and outstanding immediately prior to the Effective Time and which are held by a holder who has not voted such shares in favor of the Merger, who will have delivered a written demand for appraisal of such Shares in the manner provided by the DGCL and who, as of the Effective Time, will not have effectively withdrawn or lost such right to appraisal will not be converted into a right to receive the Merger Consideration. The holders thereof will be entitled only to such rights as are granted by Section 262 of the DGCL. Each holder of Appraisal Shares who becomes entitled to payment for such Shares pursuant to Section 262 of the DGCL will receive payment therefor from the Surviving Corporation in accordance with the DGCL; provided, however, that (i) if any such holder of Appraisal Shares shall have failed to establish his entitlement to appraisal rights as provided in Section 262 of the DGCL, if any such holder of Appraisal Shares shall have effectively withdrawn his demand for appraisal of such Shares or lost his right to appraisal and payment for his Shares under Section 262 of the DGCL or if neither any holder of Appraisal Shares nor the Surviving Corporation shall have filed a petition demanding a determination of the value of all Appraisal Shares within the time provided in Section 262 of the DGCL, such holder will forfeit the right to appraisal of such Shares and each such Share will be treated as if it had been a Non-Electing Share and had been converted, as of the Effective Time, into a right to receive the Merger Consideration, without interest thereon, from the Surviving Corporation. The Company will give MergerSub prompt notice of any demands received by the Company for appraisal of Shares, and MergerSub will have the right to participate in all negotiations and proceedings with respect to such demands. The Company will not, except with the prior written consent of MergerSub, make any payment with respect to, or settle or offer to settle, any such demands. See also Dissenting Stockholders' Rights."


   Immediately prior to the Effective Time, each outstanding option to acquire Shares granted to employees and directors, whether vested or not (the "Options") will be canceled and, in lieu thereof, as soon as reasonably practicable as of or after the Effective Time, the holders of such Options will receive, with respect to each Option, a cash payment in an amount equal to the product of (x) the excess, if any, of $23.00 over the exercise price of such Option multiplied by (y) the number of Shares subject to such Option. Prior to the Effective Time, the Company will (i) obtain any consents from holders of options to purchase Shares granted under the Company's stock option or compensation plans or arrangements and (ii) make any amendments to the terms of such stock option or compensation plans or arrangements that are necessary to give effect to the transactions contemplated above. Notwithstanding the foregoing, payment may be withheld in respect of any Option until necessary consents are obtained.

   The Company will use its reasonable best efforts to cause holders of all Existing Warrants to surrender such Existing Warrants to the Company prior to the Effective Time in exchange for payment immediately after the Effective Time of an amount equal to the difference between the exercise price in respect of each Share for which such Existing Warrant is exercisable and $23.00, multiplied by the number of Shares subject to such Existing Warrant, and upon such other terms and conditions satisfactory to MergerSub. With respect to Existing Warrants that are not surrendered prior to the Effective Time, after the Effective Time, the Surviving Corporation will comply with all applicable terms of such unsurrendered Existing Warrants.

   No certificates or scrip representing fractional shares of Company Common Stock will be issued upon the surrender for exchange of certificates representing Shares, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of the Surviving Corporation.

   Each holder of Shares exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Company Common Stock (after taking into account all Shares delivered by such holder) will receive, in lieu thereof, a cash payment (without interest) representing such holder's proportionate interest in the net proceeds from the sale by the Exchange Agent (following the deduction of applicable transaction costs), on behalf of all such holders, of the shares (the "Excess Shares") of Company Common Stock representing such fractions. Such sale will be made as soon as practicable after the Effective Time.

THE SURVIVING CORPORATION

   The certificate of incorporation of the Company in effect immediately prior to the Effective Time will be amended in accordance with Exhibit A to the Merger Agreement, and as so amended, will be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with applicable law. The bylaws of MergerSub in effect at the Effective Time will be the bylaws of the Surviving Corporation until amended in accordance with applicable law. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable law (a) the directors of MergerSub at the Effective Time will be the directors of the Surviving Corporation, and (b) the officers of the Company at the Effective Time will be the officers of the Surviving Corporation. See "Management Following the Merger."

REPRESENTATIONS AND WARRANTIES

   The Merger Agreement contains customary representations and warranties of the Company relating, with respect to the Company and its subsidiaries, to, among other things, (a) organization, standing and similar corporate matters;
(b) the authorization, execution, delivery, performance and enforceability of the Merger Agreement; (c) the Company's capital structure; (d) documents filed by the Company with the Commission and the accuracy of information contained therein; (e) the Company's financial statements; (f) the accuracy of information supplied by the Company in connection with this Proxy Statement/ Prospectus; (g) the absence of certain changes or events since the date of the most recent audited financial statements filed with the Commission, including material adverse changes with respect to the Company and the absence of material undisclosed liabilities; (h) pending or threatened material litigation; (i) filing of tax returns and payment of taxes; (j) benefit plans and other matters relating to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and employment matters; (k) certain labor matters and compliance with applicable laws; (l) possession of required permits; (m) brokers' fees and expenses; (n) repairable parts; (o) the absence of a rights plan or similar preferred stock purchase plan; (p) ownership of or rights to use Company intellectual property; and (q) the inapplicability of certain restrictions of Section 203 of the DGCL.

   The Merger Agreement also contains customary representations and warranties of MergerSub relating to, among other things, (a) organization, standing and similar corporate matters; (b) authorization, execution, delivery, performance and enforceability of the Merger Agreement and related matters; (c) accuracy of information supplied by Merger Sub in connection with this Proxy Statement/Prospectus; (d) brokers' fees and expenses; (e) financing commitments in connection with the Merger; and (f) MergerSub's capital structure.

CERTAIN PRE-CLOSING COVENANTS

   Pursuant to the Merger Agreement, the Company has agreed that prior to the Effective Time, the Board of Directors of the Company will not approve or authorize any action that would allow the Company and its subsidiaries to carry on their respective businesses other than in the ordinary and usual course of business and consistent with past practice or any action that would prevent the Company and its subsidiaries from using their best efforts to preserve intact their respective present business organizations, maintain in effect all federal, state and local licenses, approvals and authorizations, including, without limitation, all permits that are required for the Company or any of its subsidiaries to carry on its business, keep available the services of their respective key officers and employees and maintain satisfactory relationships with their respective customers, lenders, suppliers and others having business relationships with any of them. Without limiting the generality of the foregoing, and except as otherwise provided in the Merger Agreement, without the prior written consent of MergerSub, prior to the Effective Time, the Board of Directors of the Company will not, nor will it authorize or direct the Company or any subsidiary, directly or indirectly, to: adopt or propose any change in its certificate of incorporation or bylaws (other than as contemplated in the Merger Agreement); except pursuant to existing agreements or arrangements acquire (by merger, consolidation or acquisition of stock or assets) any material corporation, partnership or other business organization or division thereof, or sell, lease or otherwise dispose of a material subsidiary or a material amount of assets or securities; make any investment whether by purchase of stock or securities, contributions to capital or any property transfer, or purchase any property or assets of any other individual or entity other than the purchase of inventory, supplies, office equipment or repairable parts in the ordinary course of business, with certain exceptions, in the aggregate for an amount in excess of $3,000,000; waive, release, grant, or transfer any rights of material value; modify or change in any material respect any existing material license, lease, contract, or other document; with certain exceptions, assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person which, are in excess of $1,500,000 in the aggregate; make any loans, advances or capital contributions to, or investments in, any other person which, are in excess of $1,000,000 in the aggregate or make any capital expenditure which, individually, is in excess of $1,000,000 or, in the aggregate with any other such expenditure, are in excess of $5,000,000; take any action that would make any representation and warranty of the Company made in the Merger Agreement inaccurate in any respect at, or as of any time prior to, the Effective Time, or omit to take any action necessary to prevent any such representation or warranty from being inaccurate in any respect at any such time; split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, other than cash dividends and distributions by a wholly owned subsidiary of the Company to the Company or to a subsidiary all of the capital stock which is owned directly or indirectly by the Company, or redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any of its securities or any securities of its subsidiaries; adopt or amend any bonus, profit sharing, compensation, severance, termination, stock option, pension, retirement, deferred compensation, employment or employee benefit plan, agreement, trust, plan, fund or other arrangement for the benefit and welfare of any director, officer or employee, or (except for normal increases in the ordinary course of business that are consistent with past practices and that, in the aggregate, do not result in a material increase in benefits or compensation expense to the Company or any subsidiary) increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any existing plan or arrangement (including, without limitation, the granting of stock options or stock appreciation rights or the removal of existing restrictions in any benefit plans or agreements); revalue in any material respect any significant portion of its assets, including, without limitation, writing down the value of inventory in any material manner or write-off of notes or accounts receivable in any material manner; pay, discharge or satisfy any material claims, liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise) other than the payment, discharge or satisfaction in the ordinary course of business, consistent with past practices, of liabilities reflected or reserved against in the consolidated financial statements of the Company or incurred in the ordinary course of business, consistent with past practices; make any tax election with respect to or settle or compromise any material income tax liability; take any action other than in the ordinary course of business and consistent with past practices with respect to accounting policies or procedures; or agree or commit to do any of the foregoing.

NO SOLICITATION OF TRANSACTIONS

   The Merger Agreement provides that neither the Company nor any of its subsidiaries will (whether directly or indirectly through advisors, agents or other intermediaries), nor will the Company or any of its subsidiaries authorize or permit any of its or their officers, directors, agents, representatives, advisors

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or subsidiaries to, (a) solicit, initiate or take any action knowingly to facilitate the submission of inquiries, proposals or offers from any Third Party (as defined below) (other than MergerSub) relating to (i) any acquisition or purchase of 20% or more of the consolidated assets of the Company and its subsidiaries or of over 20% of any class of equity securities of the Company or any of its subsidiaries, (ii) any tender offer (including a self tender offer) or exchange offer that if consummated would result in any Third Party beneficially owning 20% or more of any class of equity securities of the Company or any of its subsidiaries, (iii) any merger, consolidation, business combination, sale of substantially all assets, recapitalization, liquidation, dissolution or similar transaction involving the Company, or any of its subsidiaries whose assets, individually or in the aggregate, constitute more than 20% of the consolidated assets of the Company, other than the transactions contemplated by the Merger Agreement, or (iv) any other transaction the consummation of which would, or could reasonably be expected to impede, interfere with, prevent or materially delay the Merger or which would, or could reasonably be expected to, materially dilute the benefits to MergerSub of the transactions contemplated hereby (collectively, "Acquisition Proposals"), or agree to or endorse any Acquisition Proposal, or (b) enter into or participate in any discussions or negotiations regarding any of the foregoing, or furnish to any Third Party any information with respect to its business, properties or assets or any of the foregoing, or otherwise cooperate in any way with, or knowingly assist or participate in, facilitate or encourage, any effort or attempt by any Third Party (other than MergerSub) to do or seek any of the foregoing; provided, however, that the foregoing will not prohibit the Company (either directly or indirectly through advisors, agents or other intermediaries) from (i) publicly disclosing in a press release, in a general manner, the Company's permitted activities under the Merger Agreement, (ii) furnishing information pursuant to an appropriate confidentiality letter (which letter will not be less favorable to the Company in any material respect than the Confidentiality Agreement between DLJMB Inc. and the Company, and a copy of which will be provided for informational purposes only to MergerSub) concerning the Company and its businesses, properties or assets to a Third Party who has made a bona fide Acquisition Proposal, (iii) engaging in discussions or negotiations with such a Third Party who has made a bona fide Acquisition Proposal, (iv) following receipt of a bona fide Acquisition Proposal, taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) under the Exchange Act or otherwise making disclosure to its stockholders, (v) following receipt of a bona fide Acquisition Proposal, failing to make or withdrawing or modifying its recommendation and/or (vi) taking any non-appealable, final action ordered to be taken by the Company by any court of competent jurisdiction but in each case referred to in the foregoing clauses (ii) through (vi) only to the extent that the Board of Directors of the Company has concluded in good faith on the basis of advice from counsel that such action is required to prevent the Board of Directors of the Company from breaching its fiduciary duties to the stockholders of the Company under applicable law; provided, further, that (A) the Board of Directors of the Company will not take any of the foregoing actions until reasonable notice to MergerSub of its intent to take such action will have been give to MergerSub; and (B) if the Board of Directors of the Company receives an Acquisition Proposal, to the extent it may do so without breaching its fiduciary duties as advised by counsel and as determined in good faith, and without violating any of the conditions of such Acquisition Proposal, then the Company will promptly inform MergerSub of the terms and conditions of such proposal and the identity of the person making it. Subject to the provisions of the previous sentence, the Company was obligated to immediately cease and cause its subsidiaries and its and their advisors, agents and other intermediaries to cease any and all existing activities, discussions or negotiations with any parties (other than MergerSub) conducted prior to the date on which the Merger Agreement was entered into with respect to any of the foregoing, and to use its reasonable best efforts to cause any such parties in possession of confidential information about the Company that was furnished by or on behalf of the Company to return or destroy all such information in the possession of any such party (other than MergerSub) or in the possession of any agent or advisor of any such party. As used in the Merger Agreement, the term "Third Party" means any Person or "group," as described in Rule 13d-5(b) promulgated under the Exchange Act, other than MergerSub or any of its affiliates.

   If a Payment Event (as hereinafter defined) occurs, the Company will pay to MergerSub, within two business days following such Payment Event, a fee of $20,947,000.00. "Payment Event" means that at least one enumerated event has occurred in all of the following clauses (i)-(iii): (i) a Third Party shall have

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made an Acquisition Proposal prior to the Special Meeting, (ii) the Merger
Agreement shall have been terminated pursuant to its terms and (iii) any Acquisition Proposal (whether or not proposed prior to the Special Meeting and whether or not it involves the Third Party making the Acquisition Proposal referred to above) shall have been consummated within 12 months following the termination of the Merger Agreement.

BOARD OF DIRECTORS OF THE COMPANY FOLLOWING THE MERGER

   The Merger Agreement provides that prior to the Effective Time, the Company will deliver to MergerSub evidence satisfactory to MergerSub of the resignation of all directors of the Company effective at the Effective Time.

PREFERRED STOCK

   In accordance with the terms of the Merger Agreement, the Board of Directors of the Company has established the terms of the Senior Preferred Stock and has caused to be filed the certificate of designations with the Delaware Secretary of State. The terms of the Senior Preferred Stock are identical in all respects (except the name of the Company) to the terms of the MergerSub Preferred Stock. If the MergerSub Preferred Stock is issued, each share of MergerSub Preferred Stock will be converted into a share of Senior Preferred Stock at the Effective Time.

INDEMNIFICATION AND INSURANCE

   Pursuant to the terms of the Merger Agreement, for a period of 6 years following the Merger, MergerSub will cause the Surviving Corporation to indemnify and hold harmless the present and former officers and directors of the Company in respect of acts or omissions occurring prior to the Effective Time to the extent provided under the Company's certificate of incorporation and bylaws; provided that such indemnification will be subject to any limitation imposed from time to time under applicable law. During such six-year period, MergerSub will cause the Surviving Corporation to provide officers' and directors' liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each such person currently covered by the Company's officers' and directors' liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date of the Merger Agreement (or, if such insurance policy cannot be obtained, such insurance policy on terms with respect to coverage and amount as favorable as can be obtained, subject to the proviso at the conclusion of this sentence), provided that in satisfying the aforementioned obligation, MergerSub will not be obligated to cause the Surviving Corporation to pay premiums in excess of 125% of the amount per annum the Company paid in its last full fiscal year.

   In furtherance of and not in limitation of the obligations set forth in the preceding paragraph, MergerSub has agreed that the officers and directors of the Company that are defendants in all litigation commenced by stockholders of the Company with respect to (x) the performance of their duties as such officers and/or directors under federal or state law (including litigation under federal and state securities laws) and (y) the Merger, including, without limitation, any and all such litigation commenced on or after the date of the Merger Agreement (the "Subject Litigation") will be entitled to be represented, at the reasonable expenses of the Company, in the Subject Litigation by one counsel (and Delaware counsel if appropriate and one local counsel in each jurisdiction in which a case is pending) each of which counsel will be selected by a plurality of such director defendants; provided that the Company will not be liable for any settlement effected without its prior written consent (which consent will not be unreasonably withheld) and that a condition to any indemnification payments will be that such officer/director defendant not have settled any Subject Litigation without the consent of the Surviving Corporation (such consent not to be unreasonably withheld) and, prior to the Effective Time, MergerSub; and provided further that neither MergerSub nor the Surviving Corporation will have any obligation to any officer/director defendant when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and non-appealable, that indemnification of such officer/ director defendant in the manner contemplated by the Merger Agreement is prohibited by applicable law.

EMPLOYEE BENEFIT PLANS

   From and after the Effective Time, subject to applicable law, the Surviving Corporation and its subsidiaries will honor obligations of the Company and its subsidiaries incurred prior to the Effective Time under all existing employee plans and benefit arrangements.

   MergerSub has agreed that, for at least one year from the Effective Time, subject to applicable law, the Surviving Corporation and its subsidiaries will provide benefits to their employees which will, in the aggregate, be comparable to those currently provided by the Company and its subsidiaries to their employees. Notwithstanding the foregoing, the Surviving Corporation and its subsidiaries are not obligated to provide employees with a plan or arrangement similar to any equity based compensation plans currently maintained by the Company. The Surviving Corporation may amend, modify or terminate any employee plan or benefit arrangement.

   It is MergerSub's current intention to maintain the Surviving
Corporation's headquarters at its present location or another location in the greater Philadelphia area.

FINANCING

   Pursuant to the terms of the Merger Agreement, Merger Sub will use its reasonable best efforts to obtain the Merger Financing. In the event that any portion of such Merger Financing becomes unavailable, regardless of the reason therefor, MergerSub will use its reasonable best efforts to obtain alternative financing on substantially comparable or more favorable terms from other sources.

NASDAQ LISTING

   MergerSub will not take any action, for at least three years after the Effective Time of the Merger, to cause the Company Stock to be delisted from NASDAQ; provided, however, that MergerSub may cause or permit the Company Stock to be de-listed in connection with any transaction which results in the termination of registration of such securities under Section 12 of the Exchange Act, and provided, further, that the foregoing will not require the Company to take any affirmative action to prevent the Company Common Stock from being delisted by NASDAQ if the Company Common Stock ceases to meet the applicable listing standards.

ACCESS TO INFORMATION

   From the date of the Merger Agreement until the Effective Time, MergerSub will give the Company and its independent advisor any such information regarding MergerSub as may be necessary to permit such independent advisor to render the advice to be delivered to the Company's Board of Directors regarding the effect the transactions contemplated by the Merger Agreement will have on the Company's solvency, capital and ability to service debt.

COOPERATION AND REASONABLE BEST EFFORTS

   Pursuant to the Merger Agreement, and subject to certain conditions and limitations described therein, the parties have agreed to cooperate with each other and to use their respective reasonable best efforts to take certain specified and other actions, including cooperation in the arrangement of financing, so that the transactions contemplated by the Merger Agreement may be consummated.

CONDITIONS TO THE CONSUMMATION OF THE MERGER

   The respective obligations of the Company and MergerSub to consummate the Merger are subject to the satisfaction of the following conditions: (a) the Merger Agreement shall have been adopted by the stockholders of the Company in accordance with Delaware law; (b) any applicable waiting period under the HSR Act relating to the Merger shall have expired or been terminated; (c) no provision of any applicable law or regulation and no judgment, order, decree or injunction shall prohibit or restrain the consummation of the Merger; provided, however, that the Company and MergerSub will each use its reasonable best efforts to have any such judgment, order, decree or injunction vacated; (d) all consents, approvals and licenses of any governmental or other regulatory body required in connection with the execution, delivery and performance of the Merger Agreement and for the Surviving Corporation to conduct the business of the Company in substantially the manner now conducted, shall have been obtained, unless the failure to obtain such consents, authorizations, orders or approvals would not have a material adverse effect on the Company and its subsidiaries after giving effect to the transactions contemplated by the Merger Agreement (including the Merger Financing); (e) the funds in an amount at least equal to the Required Amounts (as defined in the Merger Agreement) shall have been made available to MergerSub and/or Operating Co.; and (f) the registration statement of which this Proxy Statement/Prospectus is a part shall have been declared effective and no stop order suspending the effectiveness of the registration statement shall be in effect and no proceedings for such purpose will be pending before or threatened by the Commission.

   In addition, the obligations of MergerSub to consummate the Merger are further subject to the satisfaction of the following conditions: (a) the Company shall have performed in all material respects all of its obligations required to be performed by it at or prior to the Effective Time, the representations and warranties of the Company contained in the Merger Agreement and in any certificate or other writing delivered by the Company pursuant hereto shall be true in all material respects at and as of the Effective Time (provided that representations made as of a specific date will be required to be true as of such date only) as if made at and as of such time and MergerSub shall have received a certificate signed by any Vice President of the Company to the foregoing effect; (b) there shall not be instituted or pending (x) any action or proceeding by any government or governmental authority or agency, or (y) any action or proceeding by any other person, that has a reasonable likelihood of success, in any case referred to in clauses (x) or (y), before any court or governmental authority or agency, (i) challenging or seeking to make illegal, to delay materially or otherwise directly or indirectly to restrain or prohibit the consummation of the Merger or seeking to obtain material damages or otherwise directly or indirectly relating to the transactions contemplated by the Merger Agreement,
(ii) seeking to restrain or prohibit MergerSub's (including its subsidiaries and affiliates) ownership or operation of all or any material portion of the business or assets of the Company and its subsidiaries, taken as a whole, or to compel MergerSub or any of its subsidiaries or affiliates to dispose of or hold separate all or any material portion of the business or assets of the Company and its subsidiaries, taken as a whole, (ii) seeking to impose or confirm material limitations on the ability of MergerSub or any of its subsidiaries or affiliates to effectively control the business or operations of the Company and its subsidiaries, taken as a whole, or effectively to exercise full rights of ownership of the Shares or Company Common Stock, including, without limitation, the right to vote any Shares or Company Common Stock acquired or owned by MergerSub or any of its subsidiaries or affiliates on all matters properly presented to the Company's stockholders, or (iii) seeking to require divestiture by MergerSub or any of its Subsidiaries or affiliates of any Shares or Company Common Stock, and no court, arbitrator or governmental body, agency or official will have issued any judgment, order, decree or injunction, and there will not be any statute, rule or regulation, that, in the sole judgment of MergerSub is likely, directly or indirectly, to result in any of the consequences referred to in the preceding clauses (i) through (iv); (c) MergerSub shall have received all documents it may reasonably request relating to the existence of the Company and the Subsidiaries and the authority of the Company for the Merger Agreement, all in form and substance satisfactory to MergerSub; (d) the holders of not more than 3% of the outstanding Shares shall have demanded appraisal of their Shares in accordance with Delaware law; (e) MergerSub shall be reasonably satisfied that the Merger will be recorded as a "recapitalization" for financial reporting purposes; (f) MergerSub shall have received undertakings in writing from each person, if any, who according to counsel for the Company might reasonably be considered "affiliates" of the Company within the meaning of Rule 145(c) of the SEC pursuant to the Securities Act (each, an "Affiliate"), in each case in form and substance satisfactory to counsel for MergerSub providing (i) such Affiliate will notify MergerSub in writing before offering for sale or selling or otherwise disposing of any shares of Company Stock owned by such Affiliate and (ii) no such sale or other disposition will be made unless and until the Affiliate has supplied to MergerSub an opinion of counsel for the Affiliate (which opinion and counsel will be reasonably satisfactory to MergerSub) to the effect that such transfer is not in violation of the Securities Act; (g) the Registration Rights Agreement dated as of October 20, 1995, entered into among the Company and the Significant Security Holders (as defined therein), shall have been amended in the manner previously agreed;
(h) the certificate of designation for the Senior Preferred Stock shall have been accepted for filing by the Delaware Secretary of State; and (i) total indebtedness (long and short term) of the Company and its subsidiaries as of the Effective Time, excluding any indebtedness attributable to "Phase II" as defined in the Agreement for Services for End-Of-Life Inventory Management dated as of June 7, 1996 between Operating Co. and Compaq ("Attributable Indebtedness") shall not exceed $240,000,000 and will not exceed $255,000,000 including Attributable Indebtedness.

   The obligation of the Company to consummate the Merger is further subject to the satisfaction of following additional conditions: (a) MergerSub shall have performed in all material respects all of its obligations under the Merger Agreement required to be performed by it at or prior to the Effective Time, the representations and warranties of MergerSub contained therein and in any certificate or other writing delivered by either of them pursuant to the Merger Agreement shall be true in all material respects at and as of the Effective Time (except for any inaccuracies in such representations and warranties that are solely due to an action taken after the date the Merger Agreement was entered into of the type described above under the heading "Certain Provisions of the Merger Agreement--Certain Pre-Closing Covenants," which is taken specifically in accordance with the terms described in such Section (provided that representations made as of a specific date shall be required to be true as of such date only) as if made at and as of such time and the Company shall have received a certificate signed by any Vice President of MergerSub to the foregoing effect; and (b) the Board of Directors of the Company shall have received advice, reasonably satisfactory to the Board, from an independent advisor confirming the belief of MergerSub that upon the consummation of the transactions contemplated by the Merger Agreement, the Surviving Corporation will not become insolvent, will not be left with unreasonably small capital, will not have incurred debts beyond its ability to pay such debts as they mature, and the capital of the Company will not become impaired.

TERMINATION

   The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval of the Merger Agreement by the stockholders of the Company):


   (a) by mutual written consent of the Company and MergerSub; (b) by either the Company or MergerSub, if the Merger has not been consummated by the later of (x) the earlier of September 15, 1997 and ten business days after the Special Meeting, and (y) August 15, 1997, provided that the party seeking to exercise such right is not then in breach in any material respect of any of its obligations under the Merger Agreement; (c) by either the Company or MergerSub, if MergerSub (in the case of termination by the Company), or the Company (in the case of termination by MergerSub) shall have breached in any material respect any of its obligations under the Merger Agreement or any representation and warranty of MergerSub (in the case of termination by the Company) or the Company (in the case of termination by MergerSub) shall have been incorrect in any material respect when made or at any time prior to the Closing; (d) by either the Company or MergerSub, if there is any law or regulation that makes consummation of the Merger illegal or otherwise prohibited or if any judgment, injunction, order or decree enjoining MergerSub or the Company from consummating the Merger is entered and such judgment, injunction, order or decree becomes final and nonappealable; (e) by MergerSub if the Board of Directors of the Company has withdrawn or modified or amended, in a manner adverse to MergerSub, its approval or recommendation of the Merger Agreement and the Merger or its recommendation that stockholders of the Company adopt and approve the Merger Agreement and the Merger, or approved, recommended or endorsed any proposal for a transaction other than the Merger (including a tender or exchange offer for Shares) or if the Company has failed to call the Special Meeting or failed as promptly as reasonably practicable after the registration statement is declared effective to mail the Proxy Statement/Prospectus to its stockholders or failed to include in such statement the recommendation referred to above; (f) by the Company if prior to the Effective Time the Board of Directors of the Company has withdrawn or modified or amended, in a manner adverse to MergerSub, its approval or recommendation of the Merger Agreement and the Merger or its recommendation that stockholders of the Company adopt and approve the Merger Agreement and the Merger in order to permit the Company to execute a definitive agreement providing for the acquisition of the Company or in order to approve a tender or exchange offer for any or all of the Shares, in either case, as determined by the Board of Directors of the Company to be on terms more favorable to the Company's stockholders than the Merger from a financial point of view provided that the Company is in compliance with its obligations described under "--No Solicitation of Transactions"; and (g) by either the Company or MergerSub if, at a duly held stockholders meeting of the Company or any adjournment thereof at which the Merger Agreement and the Merger is voted upon, the requisite stockholder adoption and approval has not been obtained.

   The party desiring to terminate the Merger Agreement will give written notice of such termination to the other party in accordance with the terms thereof. If the Merger Agreement is terminated, such Agreement will become void and of no effect with no liability on the part of any party hereto.

   Upon the termination of the Merger Agreement for any reason other than (i) a termination by the Company pursuant to clause (e) above; (ii) a termination by either the Company or Merger Sub pursuant to clause (a) above; (iii) a termination that follows a failure of the condition set forth above in clause
(c) of the first and second paragraphs under "Certain Provisions of the Merger Agreement--Conditions to the Consummation of the Merger," or (iv) any termination that follows a refusal by MergerSub to consummate the Merger because of an inaccuracy in the Company's representations and warranties regarding the absence of (A) a material adverse change in the business of the Company and its subsidiaries since June 30, 1996, or (B) certain cancellations since June 30, 1996 of licenses, sublicenses, franchises, permits or agreements to which the Company or any subsidiary is a party, the Company will reimburse MergerSub and its affiliates not later than two business days after submission of reasonable documentation thereof for 100% of their documented out-of-pocket fees and expenses (including, without limitation, the reasonable fees and expenses of their counsel and investment banking fees), actually incurred by any of them or on their behalf in connection with the Merger Agreement and the transactions contemplated thereby and the arrangement, obtaining the commitment to provide or obtaining the Merger Financing for the transactions contemplated by the Merger Agreement (including fees payable to the financing entities and their respective counsel) provided that the aggregate amount payable will not exceed $8,250,000; provided further, that (x) in the event a Payment Event occurs, and the Company pays to MergerSub, fee of $20,947,000 described under "--No Solicitation of Transactions," or (y) in the event of any termination of the Merger Agreement which follows a refusal of MergerSub to consummate the Merger by reason of a condition set forth above in either (1) clause (c) of the first paragraph, or (2) clause (b) of the second paragraph, under the heading "--Conditions to the Consummation of the Merger," the aggregate amount payable will not include any investment banking fee payable to DLJSC and the limit set forth in the immediately preceding clause will be reduced from $8,250,000 to $5,750,000.

   If the Company fails to promptly pay any amount due pursuant to the previous paragraph, and, in order to obtain such payment, the other party commences a suit which results in a judgment against the Company for such fee or fees and expenses, the Company will also pay to MergerSub its costs and expenses incurred in connection with such litigation.

AMENDMENT AND WAIVER

   The Merger Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company and MergerSub or in the case of a waiver, by the party against whom the waiver is to be effective; provided that after the adoption of the Merger Agreement by the stockholders of the Company, no such amendment or waiver will, without the further approval of such stockholders, alter or change the amount or kind of consideration to be received in exchange for any shares of capital stock of the Company, any term of the certificate of incorporation of the Surviving Corporation or any of the terms or conditions of the Merger Agreement if such alteration or change would adversely affect the holders of any shares of capital stock of the Company.

EXPENSES

   Except as otherwise provided in "--Termination" above, all costs and expenses incurred in connection with the Merger will be paid by the party incurring such cost or expense.

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
                  CERTAIN PROVISIONS OF THE VOTING AGREEMENT

   The following summarizes the material provisions of the Voting Agreement, a copy of which appears as Annex B to this Proxy Statement/Prospectus and is incorporated herein by reference. This summary is qualified in its entirety by reference to the Voting Agreement.

   J.H. Whitney, which together with its affiliates owns approximately % of the outstanding Company Common Stock, and certain partnerships associated with Welsh Carson, (each, for the purposes of the Voting Agreement, a "Stockholder") which together own approximately % of the Company Common Stock, MergerSub and the Company entered into the Voting Agreement on May 4, 1997.

TRANSFER RESTRICTIONS

   During the period (the "Agreement Period") beginning on May 4, 1997 and ending on the earlier of (i) the Effective Time (as defined in the Merger Agreement) or (ii) the later of (x) if an Extension Event has not occurred, the termination of the Merger Agreement in accordance with its terms and (y) if an Extension Event has occurred, the date which is four months after the date of the termination of the Merger Agreement in accordance with its terms, and (in the case of clauses (x) and (y)) payment in full of all amounts (if any) payable to MergerSub pursuant to Section 10.04 thereof, each of the Stockholders has agreed not to sell, transfer, assign, encumber or otherwise dispose of certain shares of Company Common Stock, options or warrants therefor specified on the exhibit to the Voting Agreement (with respect to each such Stockholder, his " Scheduled Securities") or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect sale, assignment, transfer, encumbrance or other disposition of any of such Stockholder's Scheduled Securities. Notwithstanding the foregoing, no disposition of Scheduled Securities pursuant to (i) the Merger or (ii) any other merger or similar transaction (provided, that, in any instance referred to in clause (ii), the Stockholder is not in breach of its obligations hereunder) will be considered a breach of the Voting Agreement. "Extension Event" means the occurrence of both of the following events: (i) a Third Party shall have made an Acquisition Proposal and thereafter (ii) either party shall have terminated the Merger Agreement pursuant to Section 9.01(e), 9.01(f) or 9.01(g) thereof. The Scheduled Securities of J.H. Whitney which are subject to the Voting Agreement represent approximately % of the outstanding shares of Company Common Stock. The Scheduled Securities of Welsh Carson which are the subject of the Voting Agreement represent approximately % of the outstanding shares of Company Common Stock.

VOTING

   Each Stockholder has agreed to vote such Stockholder's Scheduled Securities to approve and adopt the Merger Agreement, the Merger and all agreements related to the Merger and any actions related thereto at any meeting or meetings of the stockholders of the Company, and at any adjournment thereof, at which such Merger Agreement and other related agreements (or any amended version or versions thereof), or such other actions, are submitted for the consideration and vote of the stockholders of the Company.

   Each of the Stockholders has agreed that during the Agreement Period, it will not vote any of such Stockholder's Scheduled Securities in favor of the approval of any other merger, consolidation, sale of assets, reorganization, recapitalization, liquidation or winding up of the Company or any other extraordinary transaction involving the Company or any matters related to or in connection therewith, or any corporate action relating to or the consummation of which would either frustrate the purposes of, or prevent or delay the consummation of, the transactions contemplated by the Merger Agreement.

   Each of the Stockholders has irrevocably appointed MergerSub, during the Agreement Period, as proxy for and on behalf of such Stockholder to vote (including, without limitation, the taking of action by written consent) such Stockholder's Scheduled Securities, for and in the name, place and stead of such Stockholder for the matters and in the manner contemplated above.


NO SOLICITATION


   Each Stockholder has agreed that until the termination of the Voting Agreement, such Stockholder will not, directly or indirectly, (i) take any action to solicit, initiate or encourage any Acquisition Proposal

                               81
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or (ii) engage in negotiations or discussions with, or disclose any nonpublic information relating to the Company or any Subsidiary or afford access to the properties, books or records of the Company or any Subsidiary to, or otherwise assist, facilitate or encourage, any Third Party that may be considering making, or has made, an Acquisition Proposal. Such Stockholder will promptly notify MergerSub after receipt of any Acquisition Proposal or any indication that any Third Party is considering making an Acquisition Proposal or any request for nonpublic information relating to the Company or any Subsidiary or for access to the properties, books or records of the Company or any Subsidiary by any Third Party that may be considering making, or has made, an Acquisition Proposal and will keep MergerSub fully informed of the status and details of any such Acquisition Proposal, indication or request. The foregoing provisions will not be construed to limit actions taken, or to require actions to be taken, by any Stockholder (i) one or more of whose directors, partners, officers or employees is a director or officer of the Company that are required or restricted by such director's fiduciary duties or such officer's employment duties, or permitted by the Merger Agreement, and that, in each case, are undertaken solely in such person's capacity as a director or officer of the Company and, in the case of an officer of the Company, as directed by the Board of Directors or (ii) with respect to securities of the Company other than the Securities after the Board of Directors has delivered the notice contemplated by clause (A) of the second proviso of Section 5.04(a) of the Merger Agreement. For the purposes of the Voting Agreement, "Acquisition Proposal" means, with respect to any Stockholder, an Acquisition Proposal as defined in the Merger Agreement but only in respect of such Stockholder's Scheduled Securities.

SURRENDER OF WARRANTS

   Pursuant to the Voting Agreement, each of the Stockholders has agreed to surrender to the Company immediately prior to the Effective Time any Warrants owned by him in exchange for payment immediately after the Effective Time of an amount equal to the difference between the exercise price in respect of each share of Company Common Stock for which such Warrant is exercisable and $23.00, multiplied by the number of shares of Company Common Stock issuable upon exercise of such Warrants, and upon such other terms and conditions satisfactory to MergerSub.

APPRAISAL RIGHTS

   Each of the Stockholders has agreed not to exercise any rights (including, without limitation, under Section 262 of the DGCL) to demand appraisal of any shares of Company Common Stock owned by such Stockholder with respect to the Merger.

CERTAIN REPRESENTATIONS AND WARRANTIES

   Pursuant to the Voting Agreement, each Stockholder has represented and warranted that: (a) such Stockholder (i) owns beneficially all of the shares of Company Common Stock, options and warrants therefor which are subject to Voting Agreement, (ii) has the full and unrestricted legal power, authority and right to enter into, execute and deliver the Voting Agreement without the consent or approval of any other person and (iii) has not entered into any voting agreement with or granted any person any proxy (revocable or irrevocable) with respect to such shares (other than the Voting Agreement);
(b) the Voting Agreement is the valid and binding agreement of the Stockholder.

TERMINATION

   The Voting Agreement will terminate upon the termination of the Agreement Period.

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
              MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                     CONDITION AND RESULTS OF OPERATIONS

   The following discussion should be read in conjunction with the Company's Consolidated Financial Statements including the notes thereto.

   This discussion contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 which involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors."

COMPANY HISTORY

   Founded in 1969, the Company began operations as a provider of key punch machines under the tradename "Decision Data." During the 1980s, its operations expanded to include the sale of midrange computer hardware and related maintenance services. During fiscal 1993, the Company decided to focus on providing computer maintenance and support services and sold its computer hardware products business.

   Since the beginning of fiscal 1993, the Company established a major presence in the computer maintenance and technology support services industry through the acquisition and integration of assets and contracts of over 35 complementary businesses. The most significant of these were IDEA Servcom, Inc. ("Servcom"), certain assets and liabilities of which were acquired in August 1994 for cash consideration of $29.5 million, BABSS which was acquired in October 1995 for cash consideration of approximately $250.0 million and certain assets of the U.S. computer service business of Memorex Telex which were acquired in November 1996 for cash consideration of approximately $24.4 million after certain purchase price adjustments. These acquisitions were accounted for as purchase transactions.

   At the time of its acquisition by the Company, BABSS was among the largest independent, multivendor service organizations servicing end-user organizations and OEMs. Prior to the acquisition of BABSS, the Company had higher gross margins than BABSS principally because approximately 30% of the Company's revenues in fiscal 1995 were attributable to higher margin contracts involving systems that can be serviced by a limited number of service providers ("proprietary systems"), whereas BABSS had limited revenues from proprietary systems. Prior to the acquisition, BABSS established a strong record of internal revenue growth, growing revenues from $338.4 million in 1991 to $486.1 million in 1994, representing a compound annual rate of 12.8%.

   The Company's primary source of revenues is contracted services for multivendor computer maintenance and technology support services, including hardware support, end-user and software support, network support and other support services. Approximately 85% of the Company's revenues during the last fiscal year were derived from maintenance contracts covering a broad spectrum of computer hardware. These contracts typically have a stipulated monthly fee over a fixed initial term (typically one year) and continue thereafter unless canceled by either party. Such contracts generally provide that customers may eliminate certain equipment and services from the contract upon notice to the Company. In addition, the Company enters into per incident arrangements with its customers. Per incident contracts can cover a range of bundled services for computer maintenance or support services or for a specific service, such as network support or equipment relocation services. Another form of per incident service revenues includes time and material billings for services as needed, principally maintenance and repair, provided by the Company. Furthermore, the Company derives other revenues from the repair of hardware and components at the Company's logistics services and depot repair facilities. Pricing of the Company's services is based on various factors including equipment failure rates, cost of repairable parts and labor expenses. The Company customizes its contracts to the individual customer based generally on the nature of the customer's requirements, the term of the contract and the services that are provided.

   The Company experiences reductions in revenue when customers replace equipment being serviced with new equipment covered under a manufacturer's warranty, discontinue the use of equipment being serviced due to obsolescence, choose to use a competitor's services or move technical support services in-house. The Company must more than offset this revenue "reduction" to grow its revenues and seeks revenue growth from two principal sources: internally generated sales from its direct and indirect sales force and the acquisition of contracts and assets of other service providers. While the Company historically has been able to offset the erosion of contract-based revenue and maintain revenue growth through acquisitions and new contracts, notwithstanding the reduction in contract based revenue, there can be no assurance it will continue to do so in the future, and any failure to consummate acquisitions, enter into new contracts or add additional services and equipment to existing contracts could have a material adverse effect on the Company's profitability.

   Cost of revenues is comprised principally of personnel-related costs (including fringe benefits), inventory cost recognition, amortization of repairable parts and facilities costs and related expenses.

   The acquisition of contracts and assets has generally provided the Company with an opportunity to realize economies of scale because the Company generally does not increase its costs related to facilities, personnel and repairable parts in the same proportion as increases in acquired revenues.


   The proposed Merger, which will be recorded as a recapitalization for accounting purposes, is subject to a number of conditions, including regulatory approvals and approval by Company stockholders. The transaction is estimated to have an aggregate cash value of approximately $957 million, including refinancing of the Company's existing revolving credit facility. The Company expects the Merger to close by September 1997.

   As a result of the proposed Merger, including the Merger Financing and the application of the proceeds thereof, the Company and MergerSub will incur various costs currently estimated to range between $95 million and $105 million (pretax) in connection with consummating the transaction. These costs consist primarily of compensation costs, underwriting discounts and commissions, professional and advisory fees and other expenses. While the exact timing, nature and amount of these costs are subject to change, the Company anticipates that a one-time pretax charge of approximately $76 million ($69 million after tax) will be recorded in the quarter in which the Merger is consummated. As a result of the foregoing, the Company expects to record a significant net loss in the quarter in which the Merger is recorded. Because this loss will result directly from the one-time charge incurred in connection with the Merger, and this charge will be funded entirely through the proceeds of the Merger Financing, the Company does not expect this loss to materially impact its liquidity, ongoing operations or market position.


STRATEGIC INITIATIVES

   During fiscal 1997, the Company has implemented several strategic initiatives to both rationalize its cost structure and capitalize on the economies of scale of the business. These initiatives included:

   o the acquisition of complementary contracts and assets which the Company can service with lower expenses than previously required by leveraging the Company's existing infrastructure. During fiscal 1997, the Company acquired contracts and assets of Memorex Telex and Xerox Canada and reduced the number of service personnel required to support such contracts from 1,192 to 768 and 160 to 120, respectively;


   o ongoing initiatives to enhance the efficiency of the Company's field technician service force, including the addition of functionalities which enable the Company to match field technician skill sets with call productivity history and workload requirements and the implementation of best practices, benchmarking and targeted training programs across the Company's over 150 branch locations; and


   o the renegotiation of certain vendor contracts on more favorable terms, including the Company's data center outsourcing contract with Electronic Data Systems Corp. and the Company's telecommunications contracts with several providers.

   As a result of these strategic initiatives and the Company's increased operating leverage, the Company's Adjusted EBITDA has increased in each successive quarter of fiscal 1997. Adjusted EBITDA for the quarter ended March 31, 1997 increased to $30.1 million from $20.6 million for the quarter ended September 30, 1996. Over this period, Adjusted EBITDA margin increased to 14.7% from 11.7%. In addition, these initiatives enabled the Company to reduce 203 employees from its core business in November and December of 1996 without impacting service levels and resulted in improved revenue per employee from $30,700 in the quarter ended September 30, 1996 to $32,400 in the quarter ending March 31, 1997. Certain quarterly data for fiscal 1997 are shown in the table below.



                                                           THREE MONTHS ENDED
                                      --------------------------------------------------------
                                       SEPTEMBER 30, 1996   DECEMBER 31, 1996  MARCH 31, 1997
                                      -------------------   -----------------  ---------------
                                                         (dollars in thousands)
Revenues................................      $176,426          $191,253         $205,070
 Sequential growth......................           3.2%              8.4%             7.2%
Gross profit............................      $ 41,861          $ 48,221         $ 54,698
 % of revenues..........................          23.7%             25.2%            26.7%
Adjusted EBITDA(1)......................      $ 20,589          $ 25,386         $ 30,063
 % of revenues..........................          11.7%             13.3%            14.7%
Revenue per average number of
 employees..............................      $   30.7          $   31.6         $   32.4


------------
(1) As defined in Note 10 to the Summary Selected Historical and Unaudited Pro Forma Condensed Consolidated Financial Data.

RESULTS OF OPERATIONS

   The following discussion of results of operations is presented for the three and nine month periods ended March 31, 1997, and fiscal years ended June 30, 1996, 1995 and 1994. The results of operations of the Company include the operations of Memorex Telex from November 15, 1996, BABSS from October 20, 1995 and Servcom from September 1, 1994.

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   The following table sets forth, for the periods indicated, certain operating data expressed in dollar amounts and as a percentage of revenues:


                                                               NINE MONTHS ENDED    THREE MONTHS ENDED
                              FISCAL YEARS ENDED JUNE 30,          MARCH 31,             MARCH 31,
                           -------------------------------- --------------------- ---------------------
                               1994       1995       1996       1996       1997       1996       1997
                           ---------- ---------- ---------- ---------- ---------- ---------- ----------
                                                       (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS
 DATA:
Revenues...................  $108,416   $163,020   $540,191   $369,167   $572,749   $172,673   $205,070
Cost of revenues...........    76,980    113,483    402,316    272,708    427,969    129,962    150,372
                           ---------- ---------- ---------- ---------- ---------- ---------- ----------
Gross profit...............    31,436     49,537    137,875     96,459    144,780     42,711     54,698
Operating Expenses:
Selling, general and
 administrative expenses ..    16,474     21,982     69,237     49,519     78,578     22,303     28,228
Amortization and write-off
 of intangibles............     5,380      6,776     15,673     10,617     16,861      4,872      6,390
Employee severance and
 unutilized lease costs
 (credit)..................    (6,401)        --      3,592      7,000      4,300         --         --
                           ---------- ---------- ---------- ---------- ---------- ---------- ----------
Operating income...........    15,983     20,779     49,373     29,323     45,041     15,536     20,080
OTHER DATA:
EBITDA.....................    22,672     37,021    114,816     75,568    121,680     34,308     46,419
Adjusted EBITDA (1)........    16,743     29,333     76,947     52,551     76,038     23,094     30,063



                               FISCAL YEARS ENDED    NINE MONTHS ENDED   THREE MONTHS
                                    JUNE 30,               MARCH 31,      ENDED MARCH 31,
                           -------------------------- ----------------- -----------------
                              1994     1995     1996     1996     1997     1996     1997
                           -------- -------- -------- -------- -------- -------- --------
STATEMENT OF OPERATIONS
 DATA:
Revenues...................  100.0%   100.0%   100.0%   100.0%   100.0%   100.0%   100.0%
Cost of revenues...........   71.0     69.6     74.5     73.9     74.7     75.3     73.3
                           -------- -------- -------- -------- -------- -------- --------
Gross profit...............   29.0     30.4     25.5     26.1     25.3     24.7     26.7
Operating Expenses:
Selling, general and
 administrative expenses ..   15.2     13.5     12.8     13.4     13.7     12.9     13.8
Amortization and write-off
 of intangibles............    5.0      4.2      2.9      2.9      2.9      2.8      3.1
Employee severance and
 unutilized lease costs
 (credit)..................   (5.9)      --      0.7      1.9      0.8       --       --
                           -------- -------- -------- -------- -------- -------- --------
Operating income...........   14.7     12.7      9.1      7.9      7.9      9.0      9.8
OTHER DATA:
EBITDA.....................   20.9     22.7     21.3     20.5     21.2     19.9     22.6
Adjusted EBITDA (1)........   15.4     18.0     14.2     14.2     13.3     13.4     14.7


------------
(1) As defined in Note 10 to the Summary Selected Historical and Unaudited Pro Forma Condensed Consolidated Financial Data.

THREE AND NINE MONTHS ENDED MARCH 31, 1997

   The following discussion of results of operations is presented for the Company for the fiscal quarters ended March 31, 1997 and 1996 (the "1997 Quarter" and "1996 Quarter", respectively), and for the nine-month periods then ended (the "1997 Period" and the "1996 Period", respectively).

   Revenues: Revenues for the 1997 Quarter increased by $32.4 million, or 18.8%, to $205.1 million as compared to revenues for the 1996 Quarter of $172.7 million. This increase is attributable primarily to the acquisition of Memorex Telex in November 1996, which resulted in increased revenues of approximately $25 million as compared to the 1996 Quarter.

   For the 1997 Period, revenues increased to $572.7 million, as compared to revenues of $369.2 million for the 1996 Period. This 55.1% increase was due primarily to the BABSS acquisition, which occurred on October 20, 1995.

   Gross Profit: Gross profit increased by $12.0 million, or 28.1%, from $42.7 million for the 1996 Quarter to $54.7 million for the 1997 Quarter. This increase is principally attributable to the Memorex Telex acquisition, which occurred during the second quarter of fiscal 1997. As a percentage of revenues, gross profit increased from 24.7% in the 1996 Quarter to 26.7% in the 1997 Quarter.

   The improvement in gross profit margin was primarily attributable to (i) increased revenues from both acquisitions (including contract and asset acquisitions from Memorex Telex, Xerox Canada and EMC) during the 1997 Period and internal sales growth without a proportionate increase in personnel and other operating expenses, (ii) head count reductions in the Company's field technician force effected in November 1996 and (iii) more efficient utilization of the Company's field service personnel and resources to service the increased revenues referred to above.

   Gross profit increased by $48.3 million, or 50.1%, from $96.5 million in the 1996 Period to $144.8 million in the 1997 Period. The increase was due primarily to the increase in revenues during the 1997 Period attributable to the full period effect of the BABSS acquisition and, to a lesser extent, the Memorex Telex acquisition. As a percentage of revenues, gross profit decreased from 26.1% in the 1997 Period to 25.3% in the 1996 Period. The decrease in gross margin was attributable to the full period effect in the 1997 Period of the change in mix of the Company's services resulting from the BABSS acquisition, partially offset by improved gross profit margins attributable to the efficiencies and productivity improvements described above during the second and third quarters of the 1997 Period. As a result of the BABSS acquisition, a significantly smaller portion of the Company's revenues was derived from proprietary systems which typically generate higher profit margins than services for non-proprietary systems.

   Selling, General and Administrative Expenses: Selling, general and administrative expenses increased by $5.9 million, or 26.5%, from $22.3 million for the 1996 Quarter to $28.2 million for the 1997 Quarter. This increase was attributable primarily to the Memorex Telex acquisition, including increased sales force salaries and commissions, as well as increased travel and bad debt expenses. As a percentage of revenues, selling, general and administrative expenses increased from 12.9% for the 1996 Quarter to 13.8% for the 1997 Quarter. Selling, general and administrative expenses increased by $29.1 million, or 58.8% from $49.5 million in the 1996 Period to $78.6 million in the 1997 Period. This increase was due primarily to the acquisition of BABSS in October 1995. Selling, general and administrative expenses as a percentage of revenue increased from 13.4% for the 1996 Period to 13.7% for the 1997 Period.

   Amortization of Intangibles: Amortization of intangible assets increased by $1.5 million, or 30.6%, from $4.9 million for the 1996 Quarter to $6.4 million for the 1997 Quarter. This increase was attributable principally to the amortization of intangibles, primarily goodwill, arising from acquisitions during the 1997 Period, principally Memorex Telex in November, 1996.

   Amortization of intangible assets increased by $6.3 million, or 59.4%, from $10.6 million for the 1996 Period to $16.9 million for the 1997 Period. This increase was attributable principally to the amortization of intangibles resulting from the BABSS and Memorex Telex acquisitions.

   Employee severance and unutilized lease costs (credit): The Company recorded charges of $4.3 million and $7.0 million, respectively, in the second quarter of 1997 and 1996 for estimated future employee severance costs and unutilized lease/contract losses in connection with specific acquisitions. See Note 4 to the Unaudited Condensed Consolidated Financial Statements.

   Interest Expense: Interest expense, net of interest income, decreased by $2.1 million, or 36.2%, from $5.8 million for the 1996 Quarter to $3.7 million for the 1997 Quarter. This decrease was primarily attributable to the Company's reduced average borrowing rate on long-term indebtedness, which equaled approximately 9.0% and 6.4%, respectively, for the corresponding periods. The decrease in the average borrowing rate resulted from the refinancing of the Company's revolving credit facility in April, 1996. This interest rate-related decrease, coupled with lower average outstanding borrowings in the 1997 Quarter resulted in decreased overall interest expense.

   Interest expense, net of interest income, decreased by $0.5 million, or 4.6%, from $11.2 million for the 1996 Period to $10.7 million for the 1997 Period. This decrease was also due primarily to the factors noted above.

   Income Taxes: The Company's income tax provisions for the 1997 Quarter and the 1997 Period reflect an estimated effective income tax rate of approximately 42%, while the effective income tax rate for the 1996 Quarter and the 1996 Period was approximately 40%. This increase in the Company's anticipated effective income tax rate was due primarily to the prior-year impact of certain non-recurring foreign income tax benefits relating to net operating loss carryforwards.

FISCAL 1996 COMPARED TO FISCAL 1995

   Revenues: Revenues increased by $377.2 million, or 231.4%, from $163.0 million for the fiscal year ended June 30, 1995 to $540.2 million for the fiscal year ended June 30, 1996. The increase is largely a result of acquisitions, principally the BABSS acquisition in October 1995 which accounted for approximately $350 million of the increase.

   Gross profit: Gross profit increased by $88.4 million, or 178.6%, from $49.5 million during the fiscal year ended June 30, 1995 to $137.9 million for the fiscal year ended June 30, 1996. As a percentage of revenues, gross profit decreased from 30.4% to 25.5%, reflecting the change in mix of services resulting from the acquisition of BABSS. As a result of that acquisition, a smaller portion of revenues was derived from proprietary systems which typically generate higher profit margins than services for non-proprietary systems.

   Selling, general and administrative expenses: Selling, general and administrative expenses increased by $47.2 million, from $22.0 million for the fiscal year ended June 30, 1995 to $69.2 million for the fiscal year ended June 30, 1996, principally as a result of the additional expenses relating to the revenue growth discussed above. As a percentage of revenues, selling, general and administrative decreased from 13.5% to 12.8%, respectively, reflecting economies of scale.

   Amortization and write-off of intangibles: Amortization of intangibles increased by $8.9 million, from $6.8 million for the fiscal year ended June 30, 1995 to $15.7 million for the fiscal year ended June 30, 1996, principally due to the amortization of intangibles arising from the BABSS acquisition.

   Employee severance and unutilized lease costs (credit): During fiscal 1996, the Company recorded $3.6 million (net of adjustments recording during the year) in employee severance and unutilized lease costs. These costs were related principally to future rent obligations and related costs for facilities of the Company that the Company determined were no longer required as a result of the acquisition of BABSS.

   Interest expense: Interest expense increased by $12.2 million, from $2.5 million for the fiscal year ended June 30, 1995 to $14.7 million for the fiscal year ended June 30, 1996, principally as a result of the indebtedness incurred to finance the acquisition of BABSS. See Note 10 of the Notes to the Company's Consolidated Financial Statements.

   Provision for income taxes: The income tax provision for the fiscal year ended June 30, 1996 was based on an effective tax rate of approximately 40%. For the fiscal year ended June 30, 1995, the Company reported an income tax benefit equivalent of approximately 126%, arising primarily from the recognition of future tax benefits of tax loss carry-forwards and temporary timing differences. See Note 11 of the Notes to the Company's Consolidated Financial Statements.

   Extraordinary item--early extinguishment of debt: Upon consummation of its initial public offering in April 1996, the Company was required to pay the total outstanding principal amount of its $30 million of 10.101% subordinated debentures due October 20, 2001. This prepayment resulted in the write-off of unamortized original issue discount of approximately $1.9 million, net of income tax effect of $1.3 million, related to warrants issued with the debentures.

FISCAL 1995 COMPARED TO FISCAL 1994

   Revenues: Revenues increased by $54.6 million, or 50.4%, from $108.4 million for fiscal 1994 to $163.0 million for fiscal 1995. The increase principally reflected the benefit throughout the period of the Company's acquisition of certain assets and liabilities of Servcom in August 1994. Servcom had a monthly revenue base of approximately $5 million at the time of the acquisition.

   Gross profit: Gross profit increased by $18.1 million, or 57.6%, from $31.4 million in fiscal 1994 to $49.5 million in fiscal 1995. As a percentage of revenues, gross profit increased from 29.0% to 30.4%, principally as a result of increased revenues from service contracts without a proportionate increase in personnel costs.

   Selling, general and administrative: Selling, general and administrative expenses increased by $5.5 million, from $16.5 million in fiscal 1994 to $22.0 million in fiscal 1995. The increase is related predominantly to the Servcom acquisition, which required additional administrative and selling support for the Servcom customer contracts. As a percentage of revenues, selling, general and administrative expenses decreased from 15.2% to 13.5%, due to economies of scale.

   Amortization and write-off of intangibles: Amortization of intangibles increased by $1.4 million, from $5.4 million in fiscal 1994 to $6.8 million in fiscal 1995. The amortization in fiscal 1994 included a $2.9 million write-off of intangibles relating to acquisitions in prior years. Furthermore, amortization of intangibles arising from acquisitions made in 1991 and 1992 ended during fiscal 1994, offsetting, in part, the additional amortization of intangibles recorded during fiscal 1995 as a result of the August 1994 acquisition of Servcom.

   Employee severance and unutilized lease costs (credit): During fiscal 1994, the Company recorded a benefit of $6.4 million arising from the settlement of lease obligations for facilities no longer used in the Company's business, which obligations had previously been accrued in fiscal 1993. During fiscal 1995, there were no comparable lease settlements.

   Interest expense: Interest expense decreased $2.3 million, from $4.8 million in fiscal 1994 to $2.5 million in fiscal 1995, due to the restructuring of indebtedness of the Company in 1994 (see Note 10 of the Notes to the Company's Consolidated Financial Statements) and a decrease in the prevailing interest rates on bank loans.

   Income taxes: During fiscal 1995, the Company recorded a $23.1 million income tax benefit related to the expected utilization of tax loss carryforwards (which is net of a $10 million offsetting charge for potential limitations on their use) and the future tax benefit of other deductible temporary differences. As of June 30, 1995, based on its ability to generate taxable income, the Company recorded the appropriate deferred taxes. See Note 11 of the Notes to the Company's Consolidated Financial Statements. The effective tax rate in 1994 was approximately 9.2%, which resulted from application of alternative minimum income tax and state taxes.

   Discontinued operations: During fiscal 1995, the Company revised its estimates of certain accruals created as a result of the disposal of its computer products division during fiscal 1993. The reversal of certain accruals resulted in $1.1 million in additional net income in fiscal 1995. See Note 3 of the Notes to the Company's Consolidated Financial Statements.

LIMITATION ON USE OF NET OPERATING LOSS CARRYFORWARDS AND OTHER TAX CREDITS

   As of June 30, 1996, the Company had tax loss carryforwards of approximately $38.1 million and $15.2 million for Federal and state income tax purposes, respectively, which are scheduled to expire between 1997 and 2009. The Company also had minimum tax credits of approximately $1.2 million as of June 30, 1996, with no applicable expiration period. These carryforwards and credits may be utilized, as applicable, to reduce future taxable income. The Company's initial public offering resulted in an "ownership change" pursuant to Section 382 of the Code, which in turn resulted in the usage, for U.S. federal income tax purposes, of these carryforwards and credits during any future period being limited to approximately $20 million per annum. See Note 11 to the Company's Consolidated Financial Statements for the year ended June 30, 1996. In addition, the Merger will cause another "ownership change" under

Section 382 of the Code, and the Company, therefore, estimates that, for U.S. federal income tax purposes, the limitation on its use of tax loss carryforwards and other credits in any post-Merger period will be reduced to approximately $9.0 million per annum. The Company anticipates that fees and expenses incurred in connection with the Merger will result in additional tax loss carryforwards arising in fiscal 1998. For financial reporting purposes, the anticipated tax benefit associated with these carryforwards will be limited due primarily to the length of the period during which the anticipated tax benefit is expected to be realized.

LIQUIDITY AND CAPITAL RESOURCES

 Post-Merger

   Following the Merger, the Company's principal sources of liquidity will be cash flow from operations and borrowings under the New Credit Facility. The Company's principal uses of cash will be debt service requirements, capital expenditures, purchases of repairable parts and acquisitions, and working capital. The Company expects that ongoing requirements for debt service, capital expenditures, repairable parts and working capital will be funded from operating cash flow and borrowing under the New Credit Facility. In connection with future acquisitions, the Company may require additional funding which may be provided in the form of additional debt, equity financing or a combination thereof.

   The Company will incur substantial indebtedness in connection with the Merger and the Merger Financings. On a pro forma basis, after giving effect to the Merger, the Merger Financings and the application of the proceeds thereof, the Company would have had approximately $738.8 million of indebtedness outstanding as of March 31, 1997 as compared to $246.7 million of indebtedness outstanding as of March 31, 1997. In addition, on the same pro forma basis, the Company would have a stockholders' deficit of $262.0 million at March 31, 1997 as compared to a stockholders' equity of $201.1 million as of March 31, 1997. The Company's significant debt service obligations following the Merger could, under certain circumstances, have material consequences to security holders of the Company. See "Risk Factors."

   In connection with the Merger, MergerSub expects to raise $85 million through the issuance of the Discount Notes, which may be sold together with Public Warrants (or, alternatively, through the issuance of Preferred Stock to the DLJMB Funds). At the Effective Time, the Company will succeed to the obligations of MergerSub with respect to the Discount Notes. In addition, Operating Co. expects to issue the Subordinated Notes for approximately $150 million of gross proceeds, and expects to enter into the New Credit Facility providing for term loans of $470 million and revolving loans of up to $105 million. At the Effective Time, Operating Co. is expected to borrow all term
loans available thereunder and approximately $   of revolving loans. The
remaining revolving loans will, subject to a borrowing base, be available to fund the working capital requirements of Operating Co. after the Merger. The proceeds of such financings will, in part, be distributed to the Company in the form of a dividend and, in part, as an intercompany note. Each financing is subject to customary conditions, including the negotiation, execution and delivery of definitive documentation with respect to such financing.


   The DLJMB Funds also expect to purchase approximately 9,782,508 shares of common stock of MergerSub and the DLJMB Warrants (or the Direct Shares) for approximately $225 million. Upon the effectiveness of the Merger, the proceeds of such purchase will become an asset of the Company. The proceeds of the Discount Notes, the Senior Subordinated Notes, the initial borrowings under the New Credit Facility and the purchase of common stock by DLJMB Funds will be used to finance the payment of the cash portion of the Merger Consideration, the Option Cash Proceeds and the Warrant Cash Proceeds, to refinance outstanding indebtedness of the Company and to pay expenses incurred in connection with the Merger.


   The term loan facility under the New Credit Facility will consist of (i) a $195 million Term Loan A, (ii) a $150 million Term Loan B and (iii) a $125 million Term Loan C. Term Loan A will mature six years after the closing date, Term Loan B will mature seven years after the closing date and Term Loan C will mature eight years after the closing date. Commitments under the revolving credit facility of the New Credit Facility will terminate six years after the closing date.

   Borrowings under the New Credit Facility will bear interest based on a margin over, at Operating Co.'s option, the base rate or LIBOR. The applicable margin will vary based on Operating Co.'s ratio of consolidated indebtedness to Adjusted EBITDA. Operating Co.'s obligations under the New Credit Facility will be guaranteed by the Company and secured by substantially all of the assets of the Company and a pledge of the capital stock of Operating Co. The New Credit Facility will contain customary covenants and events of default.


   The Discount Notes will be issued by MergerSub, will become obligations of the Company following the Merger and will not be guaranteed by Operating Co. nor by any of the Company's consolidated subsidiaries. The Discount Notes will mature in 2008. No interest will accrue or be payable on the Discount
Notes until     , 2002. Thereafter, interest on the Discount Notes will be payable semi-annually in cash. The Discount Notes will contain customary covenants and events of default, including covenants that limit the ability of the Company and its subsidiaries to incur debt, pay dividends and make certain investments.


   The Senior Subordinated Notes will be issued by Operating Co. and, upon issuance, will not be guaranteed by the Company or any of Operating Co.'s subsidiaries. The Senior Subordinated Notes will mature in 2007. Interest on the Senior Subordinated Notes will be payable semi-annually in cash. The Senior Subordinated Notes will contain customary covenants and events of default, including covenants that limit the ability of Operating Co. and its subsidiaries to incur debt, pay dividends and make certain investments.

   As of March 31, 1997, the Company had no material commitments for purchases of repairable parts or for capital expenditures.

   The Company has budgeted approximately $10 million in incremental expenditures for information systems to be incurred in fiscal 1998. The initiatives to be funded include the following: (i) enhancements to the Company's service entitlement process which will further ensure that customers are billed for all work performed; (ii) improvements to the Company's dispatch system and field engineer data collection and technical support tools which are designed to increase productivity; (iii) enhancements to the Company's help desk and central dispatch systems to provide an integrated support solution to the customer base, and (iv) improvements to the Company's field inventory tracking system which will facilitate increased transfer of inventory among field locations and reduce purchases of repairable parts. There can be no assurance that these amounts will be so expended by the Company, nor when these amounts will be so expended.

   The Company anticipates that its operating cash flow, together with borrowings under the New Credit Facility, will be sufficient to meet its anticipated future operating expenses, capital expenditures and to service its debt requirements as they become due. However, the Company's ability to make scheduled payments of principal of, to pay interest on or to refinance its indebtedness and to satisfy its other debt obligations will depend upon its future operating performance, which will be affected by general economic, financial, competitive, legislative, regulatory, business and other factors beyond its control. See "Risk Factors."

 Historical

   Financing: Until its initial public offering in April 1996, the Company's principal sources of capital had been borrowings from banks (primarily to finance acquisitions), private placements of equity and debt securities with principal stockholders and cash flow generated by operations. In April 1996, the Company (i) completed an initial public offering, which raised approximately $106 million and (ii) refinanced its bank debt, each of which is more fully discussed below.

   The Company has relied on banks as the primary source of funds required for larger acquisitions, such as the August 1994 acquisition of certain assets and liabilities of Servcom and the October 1995 acquisition of BABSS. Since July 1993, the Company's smaller acquisitions have been funded primarily through a combination of seller financing, cash and the assumption of liabilities under acquired prepaid service contracts.

   In April 1996, the Company completed an initial public offering raising $106 million through the issuance of 6.3 million shares of common stock. The Company used the proceeds to repay approximately $70 million of its then existing term loan (the "1995 Term Loan") and the Affiliate Notes. Concurrent with the initial public offering, the Company's Preferred Stock (Series A, B and C) was converted into common stock in accordance with the terms thereof.

   In April 1996, the Company converted the 1995 Term Loan and an existing $30 million revolving credit facility into a $225 million variable rate, unsecured revolving credit facility (the "1996 Revolving Credit Facility"). During November 1996, in connection with the acquisition of certain assets of the U.S. computer service business of Memorex Telex, the Company's lender approved a $75 million increase to the 1996 Revolving Credit Facility, raising the total loan commitment to $300 million. See Note 3 to the unaudited Condensed Consolidated Financial Statements.

   The 1996 Revolving Credit Facility provides for revolving borrowings up to $300 million. The commitments thereunder terminate on April 26, 2001. The interest rate applicable to the 1996 Revolving Credit Facility varies, at the Company's option, based upon LIBOR (plus an applicable margin not to exceed 1%) or the prime rate. The Company has entered into interest rate swap agreements resulting in fixed Euro dollar interest rates of 5.4% on $40.0 million through December 1997 and 5.5% on another $40.0 million through December 1998. See Notes 2 and 10 to the Company's audited Consolidated Financial Statements. Although it may be exposed to losses in the event of nonperformance by counterparties to such swap agreements, the Company does not expect such losses, if any, to be material. As of March 31, 1997, the interest rate applicable to loans under the 1996 Revolving Credit Facility was LIBOR plus .75%, or an effective rate of approximately 6.5%, and available borrowings under the 1996 Revolving Credit Facility were $55.5 million.

   Borrowings incurred under the 1996 Revolving Credit Facility in the 1997 Quarter and the 1997 Period were approximately $2.6 million and $52.9 million, respectively. Borrowings incurred during the 1997 Period included substantially all of the funding required with respect to the Memorex Telex acquisition.

   The borrower under the 1996 Revolving Credit Facility is Operating Co. The obligations of Operating Co. thereunder are guaranteed by the Company and certain subsidiaries, except for its Canadian subsidiary. In connection with the Merger, the Merger Financings and the application of the proceeds thereof, all indebtedness outstanding under the 1996 Revolving Credit Facility will be repaid.

   Cash Flow and Leverage: Cash flow from operating activities for the 1997 Quarter was approximately $36.7 million. These funds, together with borrowings under the 1996 Revolving Credit Facility, provided the required capital to fund capital expenditures of approximately $31.0 million, as well as the acquisition of assets from complementary businesses for approximately $3.5 million. Cash flow from operating activities for the 1997 Period was approximately $57.7 million. These funds, together with borrowings under the 1996 Revolving Credit Facility, provided the capital required to fund capital expenditures of approximately $70.9 million, as well as the acquisition of assets from complementary businesses for approximately $34.4 million.

   Reducing cash flow from operating activities for the 1997 Quarter and the 1997 Period was a $1.8 million payment to the Internal Revenue Service in full satisfaction of certain interest liabilities related to prior tax periods. See Note 9 to the Company's audited consolidated financial statements for the fiscal year ended June 30, 1996. The Company had adequately accrued for this liability prior to payment, and no further amounts are due with regard to these matters.

   In fiscal years 1996, 1995, and 1994, the Company generated net cash flow from operating activities of $51.9 million, $38.4 million, and $28.7 million, respectively. Cash required to fund the purchase of repairable parts and for capital expenditures totaled $70.8 million, $14.9 million and $2.2 million, during fiscal 1996, 1995 and 1994, respectively.

   The majority of the Company's capital expenditures have historically consisted of purchases of repairable parts needed to meet the service requirements of customers under computer maintenance contracts. These repairable parts are generally purchased from OEMs and other third parties. The

Company expended $   million for the purchase of repairable parts in fiscal
1997 including purchases relating to the Company's Compaq "End of Life" Program. As of March 31, 1997, the Company had no material commitments for purchases of repairable parts or for capital expenditures other than those in the ordinary course of business.

   The Company maintains a significant inventory of expendable and repairable parts. Expendable parts are expensed as they are used in the operations of the business. Repairable parts are recorded at cost at the time of their acquisition and amortized over five years. The Company maintains a high level of inventories due to the wide range of products serviced, ranging from mainframe to personal computers.

   The Company provides for obsolescence when accounting for expendable inventories and reviews obsolescence as it applies to its repairable parts. The Company believes it has provided adequate reserves for obsolescence for expendable inventories. The Company believes that accumulated amortization on repairable parts renders the need for an obsolescence reserve with respect to repairable parts unnecessary.

   The most significant of the Company's acquisitions during the 1997 Period was the Memorex Telex acquisition on November 15, 1996. The base purchase price was $50.4 million, comprised of the Company's assumption of $26.0 million of liabilities under acquired customer maintenance contracts, and $24.4 million in cash after taking into account certain purchase price adjustments.

   The balance sheet reflects working capital (deficiency) as of March 31, 1997 of $10.1 million, and as of June 30, 1996, 1995, and 1994, of $12.9 million, ($51.8) million and ($34.0) million, respectively, which deficits for 1995 and 1994 were primarily attributable to the use of short-term liabilities to fund the purchase of long-term assets.

   The allowance for uncollectible accounts at March 31, 1997 and 1996 amounted to 7.9% and 9.4% of trade receivables, respectively. The allowance for uncollectible accounts at June 30, 1996 and 1995 amounted to 9.4% and 19.2% of trade receivables, respectively, because of the Company's write-off experience with respect to accounts receivable obtained by acquisition and the potential offset against an OEM's trade receivable in respect of unreturned, unused and replaced parts.

   The Company, or certain businesses as to which it is alleged that the Company is a successor, have been identified as potentially responsible parties in respect of three waste disposal sites that have been identified by the U.S. Environmental Protection Agency as Superfund sites. In addition, the Company received a notice several years ago that it may be a potentially responsible party in respect of a fourth, related site, but has not received any other communication in respect of that site. The Company has estimated that its share of the costs of the clean-up of one of the sites will be approximately $500,000, which has been provided for in liabilities related to the discontinued products division in the Company's financial statements. Complete information as to the scope of required clean-up at these sites is not yet available and, therefore, management's evaluation may be affected as further information becomes available. However, in light of information currently available to management, including information regarding assessments of the sites to date and the nature of involvement of the Company's predecessor at the sites, it is management's opinion that the Company's share, if any, of the cost of clean-up of these sites will not be material to the consolidated financial position, results of operations or liquidity of the Company. See Note 18 of the Notes to the Company's Consolidated Financial Statements. See "Risk Factors--Potential Environmental Liabilities."


EFFECT OF INFLATION; SEASONALITY


   Inflation has not been a material factor affecting the Company's business. In recent years, the cost of electronic components has remained relatively stable due to competitive pressures within the industry, which has enabled the Company to contain its service costs. The Company's general operating expenses, such as salaries, employee benefits, and facilities costs, are subject to normal inflationary pressures.

   The operations of the Company are generally not subject to seasonal fluctuations.

               DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

   The following table sets forth certain information concerning the current directors and executive officers of the Company.

 NAME                   AGE  POSITION
------                 ----- --------
Kenneth Draeger .......  56  Chairman and Chief Executive Officer and Director
Stephen J. Felice  ....  40  President
Thomas J. Fitzpatrick    39  Vice President and Chief Financial Officer
Joseph S. Giordano  ...  42  Senior Vice President--Operations
James J. Greenwell  ...  38  Senior Vice President--Sales & Marketing
Thomas M. Molchan  ....  42  General Counsel and Corporate Secretary
Dwight T. Wilson ......  41  Vice President--Human Resources
Bruce K. Anderson  ....  57  Director
Michael C. Brooks  ....  52  Director
Thomas E. McInerney ...  55  Director
Arthur F. Weinbach ....  54  Director



   Kenneth Draeger has been the Chief Executive Officer of the Company since July 1992 and Chairman of the Company since November 1995. From 1988 to 1991, Mr. Draeger was President of Agfa/Compugraphic, a manufacturer of electronic pre-press equipment. Mr. Draeger is also a director of Galileo Corporation. Mr. Draeger is a U.S. citizen.


   Stephen J. Felice has been the President of the Company since October 1995. Mr. Felice joined BABBS in March 1987. He served as Vice President and General Manager, Sales and Operations from January 1991 to October 1995 and was responsible for all service delivery, sales activity, customer management, and marketing channels with management responsibility over almost 3,000 employees.

   Thomas J. Fitzpatrick has been the Vice President and Chief Financial Officer of the Company since August 1996. Prior to August 1996 Mr. Fitzpatrick was Vice President of Network Finance at Bell Atlantic Network Services, Inc. Mr. Fitzpatrick served more than eight years at Bell Atlantic Business Systems Services, including over four years as Vice President and Chief Financial Officer.

   Joseph S. Giordano has been Senior Vice President--Operations of the Company since October 1995. From October 1993 to October 1995, Mr. Giordano was Vice President Sales and Service Delivery of BABSS. From January 1991 to October 1993, he was an Area General Manager of BABSS.

   James J. Greenwell has been Senior Vice President--Sales & Marketing of the Company since October 1995, and was Vice President Sales and Marketing of the Company from 1993 to October 1995. From January 1992 to 1993, Mr. Greenwell was Director of Operations of the Company's Qantel operation. Prior to January 1992, he was Vice President, Sales and Marketing of Qantel Corporation.

   Thomas M. Molchan has been General Counsel and Corporate Secretary of the Company since October 1995. From December 1986 to October 1995, he was Vice President and General Counsel of BABSS.

   Dwight T. Wilson has been Vice President--Human Resources of the Company since October 1995. From April 1994 to October 1995, Mr. Wilson was Vice President--Human Resources of BABSS. From October 1990 to March 1994, Mr. Wilson was Director, Human Resources Policies and Planning of BABSS.

   Bruce K. Anderson has been a Director of the Company since 1988. Mr. Anderson has been a General Partner of certain Welsh affiliated partnerships since 1979. Mr. Anderson is also a director of SEER Technologies and Broadway & Seymour.

   Michael C. Brooks has been a Director of the Company since 1988. Mr. Brooks has been a General Partner of J.H. Whitney since January 1985 and currently serves as Managing Partner. Mr. Brooks is also a director of SunGard Data Systems, Inc. and Nitinol Medical Technologies, Inc.

   Thomas E. McInerney has been a Director of the Company since 1988. From 1994 to 1995, Mr. McInerney served as Chairman of the Company. Mr. McInerney has been a General Partner of certain Welsh Carson affiliated partnerships since 1991. Mr. McInerney is also a director of Bisys Group, Inc. and Aurora Electronics, Inc.

   Arthur F. Weinbach has been a Director of the Company since 1996. Mr. Weinbach is President and Chief Executive Officer and a Director of Automatic Data Processing, Inc. ("ADP"). Since 1981, he has served in various executive and managerial positions with ADP, including over nine years as Chief Financial Officer and six years as a member of ADP's Board of Directors. Prior to joining ADP, Mr. Weinbach was a Partner with Touche Ross & Co., a predecessor of Deloitte & Touche LLP. Mr. Weinbach is also a director of Health Plan Services Inc.

        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

   The following table sets forth certain information as of May 15, 1997 (except as otherwise noted) regarding the ownership of Company Common Stock
(i) by each person known by the Company to be the beneficial owner of more than five percent of the outstanding Company Common Stock, (ii) by each director of the Company, (iii) by each executive officer of the Company named in the Summary Compensation Table included elsewhere in this Proxy Statement/Prospectus and (iv) by all current executive officers and directors of the Company as a group.


                                                   NUMBER OF
                                                     SHARES
                                                  BENEFICIALLY   PERCENTAGE
BENEFICIAL OWNER                                    OWNED(1)    OF CLASS(1)
----------------                                 -------------- ------------
Welsh Carson Anderson & Stowe
 320 Park Avenue, Suite 2500
 New York, New York 10022(2)....................    9,704,626       34.9%
J.H. Whitney & Co.
 177 Broad Street
 Stamford, Connecticut 06901(3).................    5,602,060       20.1
Kenneth Draeger(4)(5)...........................    1,251,310        4.5
Stephen J. Felice(5)............................       25,000         *
Thomas J. Fitzpatrick...........................          500         *
James J. Greenwell(5)(6)........................      123,500         *
Thomas M. Molchan(5)............................        8,250         *
Bruce K. Anderson(7)............................    9,770,082       35.1
Michael C. Brooks(8)............................    5,645,946       20.3
Thomas E. McInerney(9)..........................    9,757,003       35.1
Arthur F. Weinbach(10)..........................        3,000         *
Edgemont Asset Management(11)
 140 East 45th Street
 New York, New York 10017.......................    1,700,000        6.1
All current executive officers and directors as
 a group (11 persons)...........................   16,893,715       60.7


* Less than one percent.
------------
(1) Applicable percentage of ownership is based on 27,817,830 shares of Company Common Stock outstanding as of May 15, 1997, together with applicable options for such stockholders. In accordance with the rules of the Commission, shares of Company Common Stock that are exercisable as of May 15, 1997 or exercisable within 60 days thereafter are deemed to be outstanding and beneficially owned by the person holding such option for purpose of computing such person's percentage ownership, but are not treated as outstanding for the purpose of computing the percentage of any other person. The nature of ownership consists of sole voting or investment power unless otherwise noted.
(2) Includes the following: 4,155,947 shares of Company Common Stock owned by Welsh, Carson, Anderson & Stowe IV, a limited partnership of which the general partner is a partnership comprised of Patrick J. Welsh ("Welsh"), Russell L. Carson ("Carson"), Bruce K. Anderson ("Anderson"), Richard H. Stowe ("Stowe"), Andrew M. Paul ("Paul") and Thomas E. McInerney ("McInerney"); 2,914,857 shares of Company Common Stock owned by WCAS Capital Partners, a limited partnership of which the general partner is a partnership comprised of Welsh, Carson, Anderson, Stowe, Paul and McInerney; 2,266,410 shares of Company Common Stock owned by Welsh, Carson, Anderson & Stowe VI, L.P., a limited partnership of which the general partner is a partnership comprised of Welsh, Carson, Anderson, Stowe, McInerney, Paul, Laura
        M. VanBuren ("VanBuren"), James B. Hoover, Robert A. Minicucci and Anthony J. de Nicola; 297,606 shares of Company Common Stock issuable upon exercise of a currently exercisable warrant issued to WCAS

        Capital Partners II, a limited partnership of which the general partner is a partnership comprised of Welsh, Carson, Anderson, Stowe, Paul and McInerney; 51,176 shares of Company Common Stock owned by WCAS Information Partners, a limited partnership of which the general partner is a partnership comprised of Anderson and McInerney; and 18,630 shares of Company Common Stock owned by WCAS Venture Partners, a limited partnership of which the general partner is a partnership comprised of Welsh, Carson, Anderson, Stowe, McInerney, Paul and VanBuren. The Company believes that the general partners of each fund share voting and investment power in respect of such shares.
(3) Includes the following: 4,309,821 shares of Company Common Stock owned directly by J.H. Whitney; 1,121,095 shares of Company Common Stock owned by Whitney 1990 Equity Fund L.P. of which J.H. Whitney is a general partner; and 171,144 shares of Company Common Stock issuable upon exercise of currently exercisable warrants owned by Whitney Subordinated Debt Fund, L.P. of which J.H. Whitney is a general partner. Mr. Brooks is a general partner of J.H. Whitney. The Company believes that the general partners of J.H. Whitney share voting and investment power in respect of such shares.
(4) Includes 1,052,310 options that are exercisable as of May 15, 1997 or within 60 days thereafter.
(5) In connection with the acquisition of Bell Atlantic Business Systems Services, Inc. ("BABSS") and the resulting reorganization of the Company's management, the following current executive officers of the Company received stock option grants, at an exercise price of $8.00 per share, on November 29, 1995: Kenneth Draeger received an option to purchase 70,000 shares of Company Common Stock; Stephen J. Felice received an option to purchase 100,000 shares of Company Common Stock; R. Peter Zimmermann received an option to purchase 15,000 shares of Company Common Stock; James J. Greenwell received an option to purchase 10,000 shares of Company Common Stock; Thomas M. Molchan received an option to purchase 33,000 shares of Company Common Stock; Joseph S. Giordano received an option to purchase 32,000 shares of Company Common Stock; and Dwight T. Wilson received an option to purchase 25,000 shares of Company Common Stock. These options vest in four equal annual increments commencing on November 29, 1996. Of these grants, the amounts shown in the table for Messrs. Draeger, Felice, Greenwell, and Molchan include 17,500; 22,000; 2,500; and 8,250 options, respectively, that are exercisable as of May 15, 1997 or within 60 days thereafter.
(6) Includes 79,000 options that are exercisable as of May 15, 1997 or within 60 days thereafter.
(7) Includes 64,456 shares of Company Common Stock owned directly by Anderson and options to purchase 1,000 shares that are exercisable as of May 15, 1997 or within 60 days thereafter and 9,704,626 shares of Company Common Stock beneficially owned by certain Welsh Carson entities of which Anderson is a general partner. See footnote (2).
(8) Includes 42,886 shares of Company Common Stock owned directly by Mr. Brooks and options to purchase 1,000 shares that are exercisable as of May 15, 1997 or within 60 days thereafter and shares of Company Common Stock beneficially owned by certain J.H. Whitney entities of which Mr. Brooks is a general partner. See footnote (3).
(9) Includes 51,377 shares of Company Common Stock owned directly by McInerney and options to purchase 1,000 shares that are exercisable as of May 15, 1997 or within 60 days thereafter and 9,704,626 shares of Company Common Stock beneficially owned by certain WCAS entities of which McInerney is a general partner. See footnote (2).
(10) Includes options for 2,000 shares that are exercisable as of May 15, 1997 or within 60 days thereafter.
(11) As disclosed in the Schedule 13F filed by Edgemont Asset Management with the Commission as of March 31, 1997.


   It is expected that, upon consummation of the Merger, the DLJMB Funds will own, in the aggregate, approximately 77.2% of the outstanding Company Common Stock and DLJMB Warrants exercisable immediately for up to 11.2% of the Company Common Stock (or, if the DLJMB Funds acquire the Direct Shares, 88.4% of the outstanding Company Common Stock) and the public stockholders will own approximately 11.6% of the outstanding Company Common Stock (calculated, in each case, on a fully diluted basis). In addition, it is expected that certain members of the Company management will purchase shares of Company Common Stock at or following the Effective Time.

               COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS


   The following table sets forth for the years ended June 30, 1997, 1996 and 1995 certain compensation paid by the Company to its Chief Executive Officer and the four other most highly paid executive officers of the Company whose cash compensation exceeded $100,000 for the year ended June 30, 1997. Certain members of management are expected to enter into new employment agreements at the Effective Time which may alter their compensation arrangements. See "The Merger--Interests of Certain Persons in the Merger."


                          SUMMARY COMPENSATION TABLE


                                               ANNUAL                                   LONG TERM
                                            COMPENSATION                               COMPENSATION
                                            ------------                               ------------
                                                                                        SECURITIES
                                                                            OTHER       UNDERLYING
                                                                            ANNUAL     OPTIONS/SARS
NAME AND PRINCIPAL POSITION(1)       YEAR      SALARY         BONUS          ($)           (#)
---------------------------------- ------ -------------- -------------- ------------ --------------
Kenneth Draeger                      1997     425,000             --(1)        --        50,000
 Chief Executive Officer             1996     355,000        484,500(2)        --        70,000
                                     1995     250,625        375,000           --            --
Stephen J. Felice                    1997     225,000         60,000(1)        --         9,000
 President                           1996     157,500(3)     130,340(3)        --       100,000
                                     1995          --             --           --            --
Thomas J. Fitzpatrick                1997     168,077(4)      59,866(1)(4) 224,908(5)   100,000
 Vice President and Chief            1996          --             --           --            --
 Financial Officer                   1995          --             --           --            --
Thomas M. Molchan                    1997     139,300         27,500(1)        --        10,000
 General Counsel and Corporate       1996      90,020(3)      42,725(2)        --        33,000
 Secretary                           1995          --             --           --            --
James J. Greenwell                   1997     140,500         22,500(1)        --            --
 Senior Vice President--Sales and    1996     131,000         58,460           --        10,000
 Marketing                           1995     129,500         90,000           --        40,000



------------
(1) Final payment of bonuses for fiscal 1997 will be determined in August 1997. Therefore, there may be additional bonus payments for fiscal 1997 which have not been determined at the time of filing.
(2) Mr. Draeger's bonus for fiscal 1996 was paid in two parts. $357,000 of this bonus was paid on August 15, 1996. The remaining $127,500 was paid on May 15, 1997 after completion of ten consecutive trading days where the share price of Common Stock closed above $18.00.
(3) Messrs. Felice and Molchan joined the Company and were named executive officers on October 21, 1995. The salaries and bonuses shown reflect the amount earned after such date through June 30, 1996.
(4) Mr. Fitzpatrick joined the Company and was named an executive officer on August 12, 1996. The salary and bonus reflect the amount earned after such date through June 30, 1997. Of the bonus amount, $30,000 was a one-time signing bonus.
(5) Of this amount, $223,908 is for relocation assistance. The other $1,000 was for tax preparation assistance.

   The following table summarizes stock options granted during fiscal 1997 to the persons named in the Summary Compensation Table.



                                          OPTIONS/SAR GRANTS IN LAST FISCAL YEAR
                     -------------------------------------------------------------------------------
                                                                              POTENTIAL REALIZABLE
                                                                                    VALUE AT
                                        INDIVIDUAL GRANTS                    ASSUMED ANNUAL RATES OF
                                                                                   STOCK PRICE
                                                                                APPRECIATION FOR
                     ------------------------------------------------------      OPTION TERM(1)
                       NUMBER OF                                             -----------------------
                       SECURITIES    PERCENT OF
                       UNDERLYING   TOTAL OPTIONS
                        OPTIONS      GRANTED TO    EXERCISE OF
                       GRANTED(1)   EMPLOYEES IN    BASE PRICE   EXPIRATION
NAME(2)                   (#)        FISCAL 1997      ($/SH)        DATE       5%($)       10%($)
-------------------- ------------   -------------  -----------   ----------  ----------  ----------
Kenneth Draeger......    50,000          4.3%        $16.750      12/04/06   $  526,699  $1,334,759
Stephen J. Felice ...     9,000          0.8          16.750      12/04/06       94,806     240,257
Thomas J.               100,000 (3)      8.7          22.875      08/12/06    1,438,596   3,645,686
 Fitzpatrick.........   100,000          8.7          14.000      09/08/06      880,452   2,231,239
Thomas M. Molchan ...    10,000          0.9          16.750      12/04/06      105,340     266,952
James J. Greenwell ..        --           --              --            --           --          --


------------
(1) Options vest in four equal annual installments commencing on the first anniversary of the date of grant. Unvested options are subject to termination upon termination of the optionee's service with the Company.
(2) Potential Realizable Values are based on an assumption that the share price of the Company Common Stock starts equal to the exercise price shown for each particular option grant and appreciates at the annual rate shown (compounded annually) from the date of the grant until the end of the term of the option. These amounts are reported net of the option exercise price, but before any taxes associated with exercise or subsequent sale of the underlying stock. The actual value, if any, an optionholder may realize will be a function of the extent to which the share price exceeds the exercise price on the date the option is exercised and also will depend on the optionholder's continued employment through the vesting period. The actual value to be realized by the optionholder may be greater or less than the values estimated in this table.
(3) This grant which was issued on August 13, 1996 was subsequently canceled and, as shown in the table, replaced by another grant on September 9, 1996.

   The following table summarizes option exercises during fiscal 1997 and the value of vested and unvested options for the persons named in the Summary Compensation Table at June 30, 1997. Year-end values are based upon a price of $22.75 per share, which was the closing market price of a share of Common Stock on June 30, 1997, the last trading day of the fiscal year.

 AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND YEAR-END OPTION/SAR
                                    VALUES


                                                                                      VALUE OF UNEXERCISED
                                                    NUMBER OF UNEXERCISED OPTIONS     IN-THE-MONEY OPTIONS
                                                          AT JUNE 30, 1997              AT JUNE 30, 1997
                                                   ----------------------------- -----------------------------
                          SHARES
                        ACQUIRED ON
                         EXERCISE    VALUE REALIZED  EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
NAME                        (#)           ($)            (#)            (#)            ($)            ($)
--------------------- ------------- -------------- ------------- --------------- ------------- ---------------
Kenneth Draeger.......    25,000         337,500      1,109,780       102,500      24,561,355      1,074,375
Stephen J. Felice  ...     3,000          24,750         22,000        84,000         324,500      1,160,250
Thomas J. Fitzpatrick         --              --             --       100,000              --        600,000
Thomas M. Molchan ....        --              --          8,250        34,750         121,688        425,063
James J. Greenwell ...    60,000       1,040,000         79,000        27,500       1,629,000        445,625


   The Company does not currently grant any long-term incentives, other than stock options, to its executives or other employees, nor does it sponsor any defined benefit or actuarial plans at this time.

   Immediately prior to the Effective Time, all outstanding options granted to employees and directors, whether or not vested, will be cancelled, and the holders of such options will receive a cash payment in respect of such options following the Effective Time. See "The Merger--Effect on Stock Options and Employee Benefits Matters."

EMPLOYMENT AND SEVERANCE AGREEMENTS

   Mr. Draeger entered into an employment agreement with Decision Data Inc., the predecessor of a wholly owned subsidiary of the Company, in October 1992. The employment agreement, which is terminable at will by either party, provides for a base salary of not less than $250,000 plus an annual bonus awarded pursuant to a target formula developed by the Board of Directors. The employment agreement also provides for a bonus to be paid to Mr. Draeger in the event of a change of control of the Company, ranging from $300,000 if the Equity Value (as defined in the employment agreement) of the transaction is at least $40.0 million, to an amount equal to $2.0 million plus 2% of any excess in Equity Value over $100.0 million for transactions with an Equity Value in excess of $100.0 million. The amount payable to Mr. Draeger upon
consummation of the Merger is $    . In addition, severance benefits are
payable to Mr. Draeger in the event that his employment is terminated, other than for cause (as defined in the agreement), death or disability, for a period of 18 months following such termination in a monthly amount equal to one-twelfth of his annual salary. Mr. Draeger has agreed not to compete with the Company for a one year period after termination of his employment for any reason. Mr. Draeger is expected to enter into a new employment agreement with the Company at the Effective Time. See "The Merger--Interests of Certain Persons in the Merger."

   Messrs. Felice, Fitzpatrick, Giordano, Greenwell, Molchan and Wilson have severance arrangements with the Company which in various instances provide for a severance payment of up to one times base annual salary, a pro-rata portion of accrued bonus, and the continuation of certain benefits for up to one year in the event of termination without cause.

COMPENSATION OF DIRECTORS

   Non-employee directors receive an annual retainer of $10,000 as well as $1,500 for attendance at any meeting of the Board of Directors or any meeting of the Executive Committee, Audit Committee or Compensation Committee, except telephonic meetings and committee meetings held on the same date as a Board meeting.

   Under the terms of the Company's Stock Option and Restricted Stock Purchase Plan (the "Plan"), as amended in 1996, each non-employee director is entitled to receive a one-time grant of options to purchase 4,000 shares of Company Common Stock vesting 25% a year over four years. In addition, the Plan provides for a one-time grant of options to purchase 1,000 shares of Common Stock to each non-employee director elected on or after May 2, 1996, vesting immediately.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

   In connection with the financing of the Company's acquisition of BABSS, the Company issued 181,145 shares, 109,532 shares, 848 shares and 1,695 shares of Series C Preferred Stock (subsequently converted into 3,751,486 shares of Company Common Stock in connection with the initial public offering) to certain partnerships associated with WCAS, J.H. Whitney, Mr. McInerney and Mr. Anderson, respectively, in each case at a price of $100 per share. In addition, the Company issued to a partnership associated with WCAS and a partnership associated with J.H. Whitney, respectively, warrants to purchase 297,606 and 171,144 shares of Company Common Stock, at an exercise price of $.10 per share, for a cash purchase price of $7.25333 per warrant. Finally, the Company sold $19.1 million and $10.9 million aggregate principal amount of 10.101% subordinated notes due 2001 (the "Notes") to a partnership associated with WCAS and a partnership associated with J.H. Whitney, respectively. The Notes were repaid with proceeds from the Company's initial public offering. Messrs. Anderson and McInerney are general partners of certain WCAS entities and Mr. Brooks is a general partner of J.H. Whitney.

   In December 1995, the Company paid J.H. Whitney $125,000 representing the payment of past due amounts for financial consulting services rendered by J.H. Whitney to the Company in a prior transaction. Mr. Brooks is a general partner of J.H. Whitney.

   Mr. McInerney previously served as Chairman of the Company from 1994 to 1995.

                       MANAGEMENT FOLLOWING THE MERGER

BOARD OF DIRECTORS


   The following table sets forth the name, age and position with the Company of each person who is expected to serve as a director of the Company following the Effective Time. Following the Effective Time, directors of the Company are expected to be compensated in accordance with the current policies of the Company. See "Compensation of Executive Officers and Directors--Compensation of Directors."


 NAME                        AGE POSITION
------                       --- --------
Kenneth Draeger ...........  56  Chairman and Chief Executive Officer and Director
Peter T. Grauer ...........  51  Director
Lawrence M. v. D. Schloss    42  Director
Tom G. Greig ..............  49  Director
Kirk B. Wortman ...........  34  Director


   In addition, it is expected that two additional directors, not affiliated with DLJMB or the Company, will be appointed at the Effective Time.

   Kenneth Draeger has been the Chief Executive Officer of the Company since July 1992 and Chairman of the Company since November 1995. From 1988 to 1991, Mr. Draeger was President of Agfa/ Compugraphic, a manufacturer of electronic pre-press equipment. Mr. Draeger is also a director of Galileo Corporation.


   Peter T. Grauer has been a Managing Director of DLJ Merchant Banking II, Inc. since September 1992. From April 1989 to September 1992, he was Co-Chairman of Grauer & Wheat, Inc., an investment firm specializing in leveraged buyouts. Prior thereto Mr. Grauer was a Senior Vice President of Donaldson, Lufkin & Jenrette Securities Corporation. Mr. Grauer is a director of Doane Products Co. and Total Renal Care, Inc. (NYSE:(TRL)).

   Lawrence M.v.D. Schloss has been the Managing Partner of DLJ Merchant Banking II, Inc. since November 1995. Prior to November 1995, he was the Chief Operating Officer and a Managing Director of DLJ Merchant Banking, Inc. Mr. Schloss currently serves as Chairman of the Board of McCulloch Corporation and as a director of Wilson Greatbatch, Inc. Mr. Schloss has previously served as a director of GTECH Corporation (NYSE:GTK), Krueger International, Inc., OSi Specialties, Inc. and MPB Corporation.


   Tom G. Greig is a Managing Director in the Investment Banking Division of DLJ and serves as co-head of the Technology Investment Banking Group. Mr. Greig is a director of Manufacturers Services Limited, a contract electronics manufacturer. Mr. Greig has over 20 years of experience in the investment banking industry, the majority of which he has spent working with technology based companies.


   Kirk B. Wortman has been a Principal of DLJ Merchant Banking II, Inc. since February 1997. For the five years prior to joining DLJ Merchant Banking, Inc. he worked in the Leveraged Finance Group within DLJ's Investment Banking Group, most recently as a Senior Vice President.


EXECUTIVE OFFICERS

   Pursuant to the Merger Agreement, the officers of the Company at the Effective Time will be the officers of the Surviving Corporation. For additional information regarding the officers of the Company, see "Directors and Executive Officers of the Company."

                          REGULATORY CONSIDERATIONS

ANTITRUST

   Under the HSR Act and the rules that have been promulgated thereunder (the "Rules") by the Federal Trade Commission (the "FTC"), certain merger transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain applicable waiting periods have expired. The Merger is subject to the requirements of the HSR Act and the Rules.


   Pursuant to the requirements of the HSR Act, DLJMB filed Notification and Report Forms with respect to the Merger with the Antitrust Division and the FTC on June 25, 1995. The Company filed a Notification and Report Form with respect to the Merger on June 27, 1997. The waiting period applicable to the Merger will expire at 11:59 P.M., New York City time, on July 27, 1997.


   At any time before or after the consummation of the Merger, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the Merger or seeking divestiture of the Company by the DLJMB Funds following consummation of the Merger. Private parties (including individual states) may also bring legal actions under the antitrust laws. Neither DLJMB nor the Company believes that the consummation of the Merger will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Merger on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

EXON-FLORIO


   Under Section 721 of the Defense Production Act of 1950, as amended ("Exon-Florio"), the President of the United States is authorized to prohibit or suspend acquisitions, mergers or takeovers by foreign persons of persons engaged in interstate commerce in the United States if the President determines, after investigation, that such foreign persons in exercising control of such acquired persons might take action that threatens to impair the national security of the United States and that other provisions of existing law do not provide adequate authority to protect national security. Pursuant to Exon-Florio, notice of an acquisition by a foreign person may be made to the Committee on Foreign Investment in the United States ("CFIUS") either voluntarily by the parties to such proposed acquisition, merger or takeover or by any member of CFIUS. Because DLJMB is owned, indirectly, in part by a foreign entity, on July 8, 1997 DLJMB and the Company filed with CFIUS a joint notice of the transactions contemplated by the Merger
Agreement. On   , 1997, CFIUS informed DLJMB that CFIUS had determined not to conduct an investigation in connection with the transactions contemplated by the Merger Agreement. Accordingly, the investigation by CFIUS has been concluded.


                             MERGERSUB AND DLJMB


   MergerSub, a Delaware corporation, was organized in connection with the Merger and has not carried on any activities to date other than those incident to its formation and the transactions contemplated by the Merger Agreement and the Voting Agreement, respectively. As of the date hereof, all of the outstanding capital stock of MergerSub is owned in the aggregate by DLJMB, a Delaware limited partnership, Offshore, a Netherlands Antilles limited partnership, Diversified, a Delaware limited partnership, Funding, a Delaware corporation, UK Partners, a Delaware partnership and DLJ First, a Delaware limited liability company. Immediately prior to consummation of the Merger the following Additional Funds affiliated with DLJ Inc. will acquire capital stock of MergerSub: DLJ Merchant Banking Partners II-A, L.P. ("DLJMB-A"), a Delaware limited partnership; DLJ Diversified Partners-A L.P. ("Diversified-A"), a Delaware limited partnership; DLJ EAB Partners, L.P. ("EAB"), a Delaware limited partnership; and DLJ Millennium Partners, L.P. ("Millennium"), a Delaware limited partnership.

   The two general partners of DLJMB, DLJMB-A, Millennium and EAB are DLJMB Inc. and DLJ Merchant Banking II, LLC ("DLJMB LLC"). DLJMB Inc. is an indirect, wholly-owned subsidiary of DLJ Inc. DLJMB Inc. is also the advisory general partner of Offshore and DLJMB LLC is the associate general partner of Offshore. The two general partners of Diversified and Diversified-A are DLJ Diversified Partners, Inc. ("DLJDP"), a Delaware corporation and DLJ Diversified Associates, LP ("DLJDA"), a Delaware limited partnership. The general partner of DLJDA is DLJDP. DLJDP is an indirect, wholly-owned subsidiary of DLJ. The manager of DLJ First is DLJ LBO Plans Management Corporation, a Delaware corporation and a wholly-owned subsidiary of DLJ. The general partners of UK Partners are DLJ and UK Investment Plan 1997, Inc., a wholly-owned subsidiary of DLJ.

   The directors of MergerSub are Messrs. Grauer and Wortman. The officers of MergerSub are as of the date hereof: Mr. Grauer, as President and Treasurer, and Mr. Wortman, as Vice President and Secretary. The principal officers of MergerSub and DLJMB are located at 277 Park Avenue, New York, New York 10171; telephone number (212) 892-3000. MergerSub owns no physical properties. There are no pending legal proceedings to which MergerSub is a party or which relate to its property.


   Donaldson, Lufkin & Jenrette Securities Corporation, an affiliate of DLJ, Inc., is expected to receive a fee of $5.0 million in cash from MergerSub upon consummation of the Merger.

   The Institutional Investors include Ontario Teachers' Pension Plan Board, which is an independent corporation established in 1990 to administer the benefits and manage the investments of the pension plan for over 200,000 Ontario teachers. At year end 1996, the fund stood at a total of Cdn $51 billion.


                       DISSENTING STOCKHOLDERS' RIGHTS


   Holders of shares of Company Common Stock are entitled to appraisal rights under Section 262 ("Section 262") of the DGCL, provided that they comply with the conditions established by Section 262. Section 262 is reprinted in its entirety as Annex D to this Proxy Statement/Prospectus. The following discussion does not purport to be a complete statement of the law relating to appraisal rights and is qualified in its entirety by reference to Annex D. This discussion and Annex D should be reviewed carefully by any holder who wishes to exercise statutory appraisal rights or who wishes to preserve the right to do so, as failure to comply with the procedures set forth herein or therein may result in the loss of appraisal rights. Stockholders of record who desire to exercise their appraisal rights must: (i) hold shares of Company Common Stock on the date of making a demand for appraisal; (ii) continuously hold such shares through the Effective Time; (iii) deliver a properly executed written demand for appraisal to the Company prior to the vote by the stockholders of the Company on the Merger; (iv) not vote in favor of the Merger or consent thereto in writing; (v) file any necessary petition in the Delaware Court of Chancery (the "Delaware Court"), as more fully described below, within 120 days after the Effective Time; and (vi) otherwise satisfy all of the conditions described more fully below and in Annex D.


   A record holder of shares of Company Common Stock who makes the demand described below with respect to such shares, who continuously is the record holder of such shares through the Effective Time, who otherwise complies with the statutory requirements of Section 262 and who neither votes in favor of the Merger nor consents thereto in writing will be entitled, if the Merger is consummated, to receive payment of the fair value of his shares of Company Common Stock as appraised by the Delaware Court. All references in Section 262 and in this summary of appraisal rights to a "stockholder" or "holders of shares of Common Stock" are to the record holder or holders of shares of Common Stock.

   Under Section 262, not less than 20 days prior to the Special Meeting, the Company is required to notify each stockholder eligible for appraisal rights of the availability of such appraisal rights. This Proxy Statement/Prospectus constitutes notice to holders of Common Stock that appraisal rights are available to them. Stockholders of record who desire to exercise their appraisal rights must satisfy all of the conditions set forth herein. A written demand for appraisal of any shares of Company Common Stock must be filed with the Company before the taking of the vote on the Merger. Such written demand must reasonably inform the Company of the identity of the stockholder of record and of such stockholder's intention to demand appraisal of the Company Common Stock held by such stockholder. This written demand for appraisal of shares must be in addition to and separate from any proxy or vote abstaining from or voting against the Merger. Voting against, abstaining from voting on, failing to return a proxy with respect to, or failing to vote on the Merger will not constitute a demand for appraisal within Section 262.

   Stockholders who desire to exercise appraisal rights must not vote in favor of the Merger or consent thereto in writing. Voting in favor of the Merger or delivering a proxy in connection with the Special Meeting (unless the proxy votes against, or expressly abstains from the vote on, the approval of the Merger), will constitute a waiver of the stockholder's right of appraisal and will nullify any written demand for appraisal submitted by the stockholder.

   A demand for appraisal must be executed by or on behalf of the stockholder of record, fully and correctly, as such stockholder's name appears on the certificate or certificates representing the shares of

Company Common Stock. A person having a beneficial interest in shares of Company Common Stock that are held of record in the name of another person, such as a broker, fiduciary or other nominee, must act promptly to cause the record holder to follow the steps summarized herein properly and in a timely manner to perfect any appraisal rights. If the shares of Company Common Stock are owned of record by a person other than the beneficial owner, including a broker, fiduciary (such as a trustee, guardian or custodian) or other nominee, such demand must be executed by or for the record owner. If the shares of Common Stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by or for all such joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, such person is acting as agent for the record owner. A record owner, such as a broker, fiduciary or other nominee, who holds shares of Common Stock as a nominee for others, may exercise appraisal rights with respect to the shares held for all or less than all beneficial owners of shares as to which such person is the record owner. In such case, the written demand must set forth the number of shares covered by such demand. Where the number of shares is not expressly stated, the demand will be presumed to cover all shares of Common Stock outstanding in the name of such record owner. A stockholder who elects to exercise appraisal rights should mail or deliver his or her written demand to:
DecisionOne Holdings Corp., 50 East Swedesford Road, Frazer, PA 19355,
Attention: Corporate Secretary. The written demand for appraisal should specify the stockholder's name and mailing address, the number of shares of Common Stock owned, and that the stockholder is thereby demanding appraisal of his or her shares. A proxy or vote against the Merger will not constitute such a demand.

   Within ten days after the Effective Time, the Surviving Corporation must provide notice of the Effective Time to all stockholders who have complied with Section 262. Within 120 days after the Effective Time, either the Surviving Corporation or any stockholder who has complied with the required conditions of Section 262 may file a petition in the Delaware Court, with a copy served on the Surviving Corporation in the case of a petition filed by a stockholder, demanding a determination of the fair value of the shares of all dissenting stockholders. The Surviving Corporation does not currently intend to file an appraisal petition and stockholders seeking to exercise appraisal rights should not assume that the Surviving Corporation will file such a petition or that the Surviving Corporation will initiate any negotiations with respect to the fair value of such shares. Accordingly, stockholders who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262. Within 120 days after the Effective Time, any stockholder who has theretofore complied with the applicable provisions of Section 262 will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of shares of Common Stock not voted in favor of the Merger and with respect to which demands for appraisal were received by the Company and the number of holders of such shares. Such statement must be mailed within 10 days after the written request therefor has been received by the Surviving Corporation or within 10 days after expiration of the time for delivery of demands for appraisal under Section 262, whichever is later.

   If a petition for an appraisal is timely filed, at the hearing on such petition, the Delaware Court will determine which stockholders are entitled to appraisal rights and will appraise the shares of Common Stock owned by such stockholders, determining the fair value of such shares exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining fair value, the Delaware Court is to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered, and that, "fair price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which are known or which can be ascertained as of the date of the merger and which throw any light on future prospects of the merged corporation. In Weinberger, the Delaware Supreme Court stated that

"elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered." Section 262, however, provides that fair value is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger."

   Stockholders considering seeking appraisal should recognize that the fair value of their shares as determined under Section 262 could be more than, the same as or less than the Merger Consideration to be received if they do not seek appraisal of their shares. The cost of the appraisal proceeding may be determined by the Delaware Court and taxed against the parties as the Delaware Court deems equitable in the circumstances. Upon application of a dissenting stockholder of the Company, the Delaware Court may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including without limitation, reasonable attorneys' fees and the fees and expenses of experts, be charged pro rata against the value of all shares of stock entitled to appraisal.

   Any holder of shares of Common Stock who has duly demanded appraisal in compliance with Section 262 will not, after the Effective Time, be entitled to vote for any purpose any shares subject to such demand or to receive payment of dividends or other distributions on such shares, except for dividends or distributions payable to stockholders of record at a date prior to the Effective Time.

   At any time within 60 days after the Effective Time, any stockholder will have the right to withdraw such demand for appraisal and to accept the terms offered in the Merger; after this period, the stockholder may withdraw such demand for appraisal only with the consent of the Surviving Corporation. If no petition for appraisal is filed with the Delaware Court within 120 days after the Effective Time, stockholders' rights to appraisal will cease, and all holders of shares of Common Stock will be entitled to receive the Merger Consideration. Inasmuch as the Surviving Corporation has no obligation to file such a petition, and has no present intention to do so, any holder of shares of Common Stock who desires such a petition to be filed is advised to file it on a timely basis.

   Failure to take any required step in connection with the exercise of appraisal rights may result in termination of such rights. In view of the complexity of these provisions of the DGCL, stockholders who are considering exercising their rights under Section 262 should consult with their legal advisors.

                                   EXPERTS


   The Consolidated Financial Statements of the Company as of June 30, 1996 and for each of the three years in the period ended June 30, 1996 and the Consolidated Financial Statements of DecisionOne Corporation (formerly BABSS) as of December 31, 1994 and October 20, 1995 and for the years ended December 31, 1993 and 1994 and the period from January 1, 1995 to October 20, 1995, and the related financial statement schedules appearing in this Proxy Statement/Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as set forth in their reports included herein and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

DECISIONONE HOLDINGS CORP.

 Audited Financial Statements:
Independent Auditors' Report...............................................................    F-2
Consolidated Balance Sheets as of June 30, 1995 and 1996...................................    F-3
Consolidated Statements of Operations for the Years Ended June 30, 1994, 1995 and 1996 ....    F-4
Consolidated Statements of Shareholders' Equity for the Years Ended June 30, 1994, 1995
 and 1996..................................................................................    F-5
Consolidated Statements of Cash Flows for the Years Ended June 30, 1994, 1995 and 1996 ....    F-6
Notes to Consolidated Financial Statements.................................................    F-7

Unaudited Financial Statements:
Condensed Consolidated Balance Sheets as of June 30, 1996 and March 31, 1997  .............   F-27
Condensed Consolidated Statement of Operations--Three and Nine Months Ended March 31, 1996
 and 1997..................................................................................   F-28
Condensed Consolidated Statement of Cash Flows--Nine Months Ended March 31, 1996 and 1997 .   F-29
Notes to Condensed Consolidated Financial Statements ......................................   F-30

DECISIONONE CORPORATION (FORMERLY BELL ATLANTIC BUSINESS SYSTEMS SERVICES, INC.)
Audited Financial Statements:
Independent Auditors' Report...............................................................   F-33
Consolidated Balance Sheets as of December 31, 1994 and October 20, 1995 ..................   F-34
Consolidated Statements of Operations for the years ended December 31, 1993 and 1994 and
 for the period January 1, 1995 to October 20, 1995........................................   F-35
Consolidated Statements of Stockholder's Equity for the years ended December 31, 1993 and
 1994 and for the period January 1, 1995 to October 20, 1995...............................   F-36
Consolidated Statements of Cash Flows for the years ended December 31, 1993 and 1994 and
 for the period January 1, 1995 to October 20, 1995........................................   F-37
Notes to Consolidated Financial Statements.................................................   F-38


                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of DecisionOne Holdings Corp.:

   We have audited the accompanying consolidated balance sheets of DecisionOne Holdings Corp. and subsidiaries (the "Company") as of June 30, 1995 and 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of DecisionOne Holdings Corp. and subsidiaries at June 30, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1996 in conformity with generally accepted accounting principles.


DELOITTE & TOUCHE LLP
Philadelphia, Pennsylvania
August 30, 1996

                 DECISIONONE HOLDINGS CORP. AND SUBSIDIARIES
                         CONSOLIDATED BALANCE SHEETS
                      YEARS ENDED JUNE 30, 1995 AND 1996
                   (IN THOUSANDS, EXCEPT NUMBER OF SHARES)


                                                                       1995       1996
                                                                   ---------- ----------
                               ASSETS
Current Assets:
 Cash and cash equivalents.........................................  $  2,659   $  8,221
 Accounts receivable, net..........................................    27,758     92,650
 Inventories.......................................................     4,024     30,130
 Prepaid expenses, income tax receivable and other assets .........     7,636      4,752
 Deferred tax asset................................................     8,503      8,018
                                                                   ---------- ----------
  Total current assets.............................................    43,707    143,771
                                                                   ---------- ----------
Repairable Parts, net..............................................    27,360    154,970
Property and Equipment, net........................................     4,429     32,430
Deferred Tax Asset, net............................................    25,011     16,405
Intangibles, net...................................................    34,568    164,659
Other Assets.......................................................       478      2,275
                                                                   ---------- ----------
Total Assets.......................................................  $135,553   $514,510
                                                                   ========== ==========
                LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
 Current portion of long-term debt.................................  $ 19,414   $  2,321
 Accounts payable..................................................    11,412     53,347
 Accrued expenses..................................................    21,773     36,217
 Deferred revenues.................................................    40,222     38,485
 Income taxes payable..............................................     1,648
 Net liabilities related to discontinued products division ........     1,056        479
                                                                   ---------- ----------
  Total current liabilities........................................    95,525    130,849
                                                                   ---------- ----------
Revolving Credit Loan and Long-term Debt...........................     6,157    188,582
Other Liabilities..................................................    12,383     14,286
Redeemable Preferred Stock.........................................     6,811
Shareholders' Equity:
 Preferred stock, $1.00 par value; authorized 5,000,000 shares;
  none outstanding
 Common stock, $.01 par value; authorized 25,000,000 shares in
  1995 and 100,000,000 shares in 1996; issued and outstanding
  8,935,348 shares in 1995 and 27,340,288 shares in 1996 ..........        89        273
 Additional paid-in capital........................................   107,991    255,262
 Accumulated deficit...............................................   (92,378)   (73,516)
 Foreign currency translation adjustment...........................       680        622
 Pension liability adjustment......................................    (1,705)    (1,848)
                                                                   ---------- ----------
  Total shareholders' equity.......................................    14,677    180,793
                                                                   ---------- ----------
Total Liabilities and Shareholders' Equity.........................  $135,553   $514,510
                                                                   ========== ==========


                See notes to consolidated financial statements

                 DECISIONONE HOLDINGS AND SUBSIDIARIES CORP.
                    CONSOLIDATED STATEMENTS OF OPERATIONS
                   YEARS ENDED JUNE 30, 1994, 1995 AND 1996
                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                         1994         1995         1996
                                                    ------------ ------------ ------------
Revenues:
 Service............................................ $    97,548  $   154,044  $   526,703
 Other..............................................      10,868        8,976       13,488
                                                    ------------ ------------ ------------
                                                         108,416      163,020      540,191
                                                    ------------ ------------ ------------
Cost of Revenues:
 Service............................................      70,502      107,922      393,311
 Other..............................................       6,478        5,561        9,005
                                                    ------------ ------------ ------------
                                                          76,980      113,483      402,316
                                                    ------------ ------------ ------------
Gross Profit........................................      31,436       49,537      137,875
Operating Expenses:
 Selling, general and administrative expenses ......      16,474       21,982       69,237
 Amortization and write-off of intangibles  ........       5,380        6,776       15,673
 Employee severance and unutilized lease costs
  (credit)..........................................      (6,401)                    3,592
                                                    ------------ ------------ ------------
Operating Income....................................      15,983       20,779       49,373
Interest expense, net of interest income of $132 in
 1994, $53 in 1995 and $239 in 1996.................       4,847        2,468       14,714
                                                    ------------ ------------ ------------
Income from continuing operations before income
 taxes (benefit), discontinued operations and
 extraordinary item.................................      11,136       18,311       34,659
Provision for income taxes (benefit)................       1,024      (23,104)      13,870
                                                    ------------ ------------ ------------
Income before discontinued operations and
 extraordinary item.................................      10,112       41,415       20,789
Discontinued operations--Income from  operations of
discontinued products division......................                    1,113
                                                    ------------ ------------ ------------
Income before extraordinary item....................      10,112       42,528       20,789
Extraordinary item, net of tax benefit of $1,284  ..                                (1,927)
                                                    ------------ ------------ ------------
  Net income........................................ $    10,112  $    42,528  $    18,862
                                                    ============ ============ ============
Primary Income (Loss) Per Common Share:
 Continuing operations.............................. $      0.45  $      1.81  $      0.83
 Discontinued operations............................              $      0.05
 Extraordinary item.................................                           $     (0.08)
                                                    ------------ ------------ ------------
  Net income ....................................... $      0.45  $      1.86  $      0.75
                                                    ============ ============ ============
Weighted average number of common and common
 equivalent shares outstanding......................  22,594,764   22,842,727   25,195,867
                                                    ============ ============ ============
Fully Diluted Income (Loss) Per Common Share:
 Continuing operations.............................. $      0.45  $      1.79  $      0.82
 Discontinued operations............................              $      0.05
 Extraordinary item.................................                                 (0.08)
                                                    ------------ ------------ ------------
  Net income........................................ $      0.45  $      1.84  $      0.74
                                                    ============ ============ ============
Weighted average number of common and common
 equivalent shares outstanding......................  22,594,764   23,149,301   25,429,961
                                                    ============ ============ ============


                See notes to consolidated financial statements

                 DECISIONONE HOLDINGS CORP. AND SUBSIDIARIES
               CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                   YEARS ENDED JUNE 30, 1994, 1995 AND 1996
           (IN THOUSANDS, EXCEPT NUMBER OF SHARES OF COMMON STOCK)

                                  COMMON STOCK
                                 ---------------------
                                                                                        FOREIGN                       TOTAL
                                                                                       CURRENCY      PENSION       SHAREHOLDERS'
                                    NUMBER                ADDITIONAL     ACCUMULATED  TRANSLATION   LIABILITY      (DEFICIENCY)
                                  OF SHARES    AMOUNT   PAID-IN CAPITAL    DEFICIT     ADJUSTMENT   ADJUSTMENT       EQUITY
                                 ------------ --------  --------------- ------------- -----------  ------------   ---------------
Balance, June 30, 1993 .......... 8,889,547    $    89  $ 87,324          $(145,018)   $       445  $      (986)    $(58,146)
  Net income  ...................                                            10,112                                   10,112
  Adjustment to pension
  liability  ....................                                                                          (639)        (639)
  Foreign currency translation
   adjustment ...................                                                               12                        12
  Accrued dividends on Series A
   and B Redeemable Preferred
   Stock ........................                           (186)                                                       (186)
  Increase in additional paid-in
   capital and number of  common
  stock shares due to  debt
  restructuring  ................    30,801               21,220                                                      21,220
                                 ------------ -------- --------------- ------------- ------------- ------------ ---------------
Balance, June 30, 1994 .......... 8,920,348         89   108,358           (134,906)           457       (1,625)     (27,627)
  Net income ....................                                            42,528                                   42,528
  Adjustment to pension
  liability  ....................                                                                           (80)         (80)
  Foreign currency translation
   adjustment  ..................                                                              223                       223
  Accrued dividends on Series A
   and B Redeemable Preferred
   Stock ........................                           (375)                                                       (375)
  Increase due to exercise of
   options  .....................    15,000                    8                                                           8
                                 ------------ -------- --------------- ------------- ------------- ------------ ---------------
Balance, June 30, 1995 .......... 8,935,348         89   107,991            (92,378)           680       (1,705)      14,677
  Net income  ...................                                            18,862                                   18,862
  Adjustment to pension
  liability  ....................                                                                          (143)        (143)
  Common Stock issued:
    Exercise of preemptive
    rights. .....................   384,502          4     1,526                                                       1,530
    Public offering  ............ 6,300,000         63   106,250                                                     106,313
    Exercise of options  ........   329,850          3       300                                                         303
    Exercise of warrants  .......   118,664          1       598                                                         599
    Conversion of Redeemable
     Preferred Stock  ...........11,271,924        113    37,529                                                      37,642
  Stock issuance costs  .........                         (1,573)                                                     (1,573)
  Issuance of warrants  .........                            126                                                         126
  Issuance of warrants attached
  to  Subordinated Debentures  ..                          3,400                                                       3,400
  Foreign currency translation
   adjustment  ..................                                                              (58)                      (58)
  Accrued dividends on
  Redeemable Preferred Stock  ...                           (885)                                                       (885)
                                 ------------ -------- --------------- ------------- ------------- ------------ ---------------
Balance, June 30, 1996 ..........27,340,288    $   273  $255,262          $ (73,516)   $       622  $    (1,848)    $180,793
                                 ============ ======== =============== ============= ============= ============ ===============

               See notes to consolidated financial statements.

                 DECISIONONE HOLDINGS CORP. AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                   YEARS ENDED JUNE 30, 1994, 1995 AND 1996
                                (IN THOUSANDS)

                                                                    1994       1995       1996
                                                                ---------- ---------- -----------
Operating Activities:
 Net income.....................................................  $ 10,112   $ 42,528   $  18,862
Adjustments to reconcile net income to net cash provided by
 operating activities:
 Income from discontinued operations............................               (1,113)
 Write-down of intangible assets................................     2,932         70
 Net credit on unused leases, net...............................    (6,401)
 Depreciation and amortization of property and equipment .......     1,781      1,778       8,309
 Amortization of intangibles....................................     2,448      6,706      15,673
 Amortization of repairable parts...............................     5,929      7,688      37,869
 Deferred income taxes..........................................              (23,104)      7,579
 Provision (recovery of loss) on accounts receivable ...........      (162)     1,930       3,434
 Provision for inventory obsolescence...........................     1,580      1,995       1,171
 Extraordinary item.............................................                            1,927
Changes in operating assets and liabilities, net of effects
from  companies acquired, which provided (used) cash:
 Accounts receivable............................................    (3,498)    (8,836)     (1,900)
 Inventories....................................................     1,107        931      (1,248)
 Accounts payable...............................................      (787)     4,552          29
 Accrued expenses...............................................       264     (5,723)        227
 Deferred revenues..............................................     9,547      6,811     (33,928)
 Net changes in other assets and liabilities....................     3,870      2,202      (6,110)
                                                                ---------- ---------- -----------
  Net cash provided by operating activities.....................    28,722     38,415      51,894
                                                                ---------- ---------- -----------
Investing Activities:
 Capital expenditures-net of retirements........................      (304)    (2,786)     (7,278)
 Repairable parts purchases.....................................    (1,857)   (12,154)    (63,514)
 Purchases of companies.........................................    (1,187)   (39,331)   (275,562)
                                                                ---------- ---------- -----------
  Net cash used in investing activities.........................    (3,348)   (54,271)   (346,354)
                                                                ---------- ---------- -----------
Financing Activities:
 Proceeds from issuance of preferred stock......................     2,250                 31,392
 Proceeds from issuance of subordinated debentures..............                           30,000
 Proceeds from issuance of common stock.........................                          107,298
 Proceeds from borrowings.......................................    11,000     32,000     703,720
 Payment of subordinated debentures.............................                          (30,000)
 Payments on borrowings.........................................   (37,713)   (14,463)   (537,548)
 Principal payments under capital leases........................                           (3,423)
 Dividends paid on preferred stock .............................                           (1,446)
 Other..........................................................      (483)                    29
                                                                ---------- ---------- -----------
  Net cash provided by (used in) financing activities ..........   (24,946)    17,537     300,022
                                                                ---------- ---------- -----------
Net increase in cash and cash equivalents.......................       428      1,681       5,562
Cash and cash equivalents, beginning of year....................       550        978       2,659
                                                                ---------- ---------- -----------
Cash and cash equivalents, end of year..........................  $    978   $  2,659   $   8,221
                                                                ========== ========== ===========
Supplemental Disclosures of Cash Flow Information:
 Net cash paid during the year for:
  Interest......................................................       485      2,065      14,838
  Income taxes..................................................       397      1,009       5,344
 Noncash investing/financing activities:
  Interest exchanged for subordinated debt......................     2,073
  Issuance of seller notes in connection with acquisitions  ....     1,313      2,866         587
  Accretion of accrued dividends................................       186        375         885

               See notes to consolidated financial statements.

                 DECISIONONE HOLDINGS CORP. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   YEARS ENDED JUNE 30, 1994, 1995 AND 1996
                            (DOLLARS IN THOUSANDS)

1. NATURE OF BUSINESS

   DecisionOne Holdings Corp. and its wholly owned subsidiaries (the "Company") are providers of multivendor computer maintenance and technology support services. The Company's services include hardware support, user and software support, network support and other support services. These services are offered by the Company across a broad range of computing environments, including mainframes, midrange and distributed systems, workgroups, personal computers ("PCs") and related peripherals. The Company maintains approximately 3,900 technical personnel located in over 150 service locations in North America.

   Through June 30, 1995, the Company's services predominantly involved the provision of maintenance services to the midrange computer market. On October 20, 1995, the Company acquired Bell Atlantic Business Systems Services, Inc. ("BABSS") (see Note 4). BABSS provided computer maintenance and technology support services for computer systems ranging from the data center, which includes both mainframe and midrange systems, to desk top. Subsequent to the acquisition, DecisionOne Holdings Corp.'s principal operating subsidiary, Decision Servcom, Inc., was merged into BABSS, which had changed its name to DecisionOne Corporation. As a result, DecisionOne Corporation is the principal operating subsidiary of the Company.

   The Company's wholly owned, international subsidiaries are not significant to the Company's financial statements.

2.  SIGNIFICANT ACCOUNTING POLICIES

   CONSOLIDATION -- The consolidated financial statements include the accounts of DecisionOne Holdings Corp. and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

   CASH AND CASH EQUIVALENTS -- Cash and cash equivalents are highly liquid investments with remaining maturities of three months or less at the time of purchase.

   INVENTORIES -- Inventories are stated at the lower of cost or market, cost principally being determined using the weighted average method. The Company previously determined cost using the FIFO (first-in, first-out) method. The change has no material effect on the consolidated financial statements.

   REPAIRABLE PARTS -- Repairable parts are required in order to meet the requirements of the contracts with the Company's maintenance customers. These parts are principally purchased from equipment manufacturers and other third parties. As these parts are purchased, they are capitalized at cost and amortized principally using the straight-line method over three to five years, their estimated useful life. Repairable parts are repaired by the Company based upon anticipated need and generally have an economic life that extends beyond the normal life cycle of the applicable product. Costs of refurbishing parts are charged to operations as incurred. Repairable parts are stated at cost, less accumulated amortization of $46,554 and $45,064 as of June 30, 1995 and 1996, respectively. Repairable parts amortization expense for the years ended June 30, 1994, 1995 and 1996 was $5,929, $7,688 and $37,869, respectively.

   PROPERTY AND EQUIPMENT -- Property and equipment are stated at cost. Depreciation is provided for using the straight-line method over the estimated useful lives of the depreciable assets. Capitalized equipment leases and leasehold improvements are amortized over the shorter of the related lease terms or asset lives. Maintenance and repairs are charged to expense as incurred; renewals and betterments are capitalized. Upon retirement or disposition of property and equipment, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is charged to operations.

                 DECISIONONE HOLDINGS CORP. AND SUBSIDIARIES
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                   YEARS ENDED JUNE 30, 1994, 1995 AND 1996
                            (DOLLARS IN THOUSANDS)
2.  SIGNIFICANT ACCOUNTING POLICIES  (Continued)
    INTANGIBLES --Intangible assets are comprised of excess purchase price over net assets acquired (goodwill), debt issuance costs and other intangible assets, including the fair value of contractual profit participation rights, acquired customer contracts, tradenames, other intangibles, and amounts assigned to noncompete agreements.

   Goodwill is being amortized on a straight-line basis over 20 years. Other intangibles are being amortized, primarily on a straight-line basis, over 3 to 8 years for customer contracts; 20 years for contractual profit participation rights; 1 to 6 years for tradenames and other intangibles; and over four-year terms for specific noncompete agreements. Debt issuance costs are amortized using the interest method over the term of the related debt.

   CARRYING VALUE OF LONG-TERM ASSETS --The Company evaluates the carrying value of long-term assets, property and equipment, repairable parts and intangible assets, based upon current and anticipated undiscounted cash flows, and recognizes an impairment when such estimated cash flows will be less than the carrying value of the asset. Measurement of the amount of impairment, if any, is based upon the difference between carrying value and fair value.

   REVENUE -- The Company enters into maintenance contracts whereby it services various manufacturers' equipment. Revenues from these contracts are recognized ratably over the terms of such contracts. Revenues from multi-period contracts are recorded as deferred revenues and are recognized ratably over the term of the contracts.

   Revenues derived from the maintenance of equipment not under contract are recognized as the service is performed.

   Revenues derived from other technology support services are recognized as the service is performed or ratably over the term of the contract.

   Estimated losses on contracts, if any, are charged against earnings in the period in which such losses are identified.

   FOREIGN CURRENCY TRANSLATION -- Gains and losses resulting from foreign currency translation are accumulated as a separate component of shareholders' equity. Gains and losses resulting from foreign currency transactions are included in operations.

   CREDIT RISK -- Concentration of credit risk with respect to trade receivables is limited due to the large number of customers comprising the Company's customer base and their dispersion across many industries.

   INCOME TAXES -- Effective July 1, 1993, the Company changed its policy of accounting for income taxes to conform to Statement of Financial Accounting Standards No. 109 ("SFAS No. 109"), Accounting for Income Taxes. The Company previously followed Financial Accounting Standards No. 96, Accounting for Income Taxes. SFAS No. 109 requires, among other things, the accrual of deferred tax liabilities for future taxable amounts, deferred tax assets for future deductions and operating loss carryforwards and a valuation allowance to reduce deferred tax assets to the amounts that are more likely than not to be realized. The adoption of SFAS No. 109 on July 1, 1993 did not have a material effect on the Company's consolidated financial position or results of operations.

   FAIR VALUE OF FINANCIAL INSTRUMENTS -- The following disclosures of the estimated fair value of financial instruments were made in accordance with the requirements of SFAS No. 107, Disclosures about Fair Value of Financial Instruments. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies.

                 DECISIONONE HOLDINGS CORP. AND SUBSIDIARIES
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                   YEARS ENDED JUNE 30, 1994, 1995 AND 1996
                            (DOLLARS IN THOUSANDS)
2.  SIGNIFICANT ACCOUNTING POLICIES  (Continued)
    CASH AND CASH EQUIVALENTS, ACCOUNTS RECEIVABLE, AND ACCOUNTS PAYABLE -- The carrying amount of these items is a reasonable estimate of their fair value.

   SHORT-TERM DEBT AND LONG-TERM DEBT -- Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate the fair value for debt issues. Accordingly, the carrying amount of debt is a reasonable estimate of its fair value.

   USE OF ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

   POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS -- Effective July 1, 1994, the Company adopted the provisions of No. 106, ("SFAS No. 106") Employers' Accounting for Postretirement Benefits Other Than Pensions, and No. 112 ("SFAS No. 112"), Employers' Accounting for Postemployment Benefits. The adoption of SFAS No. 106 and SFAS No. 112 did not have a material effect on the Company's consolidated financial position or results of operations.

   STOCK-BASED COMPENSATION -- In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123"). SFAS No. 123 defines a fair value method of accounting for stock options and other equity instruments. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period.

   Under SFAS No. 123, the Company is permitted to continue to account for employee stock-based transactions under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB No. 25"), but will be required to disclose in a note to the consolidated financial statements pro forma net income and income per share information as if the Company had applied the new method of accounting. SFAS No. 123 also requires increased disclosures for stock-based compensation arrangements regardless of the method chosen to measure and recognize compensation for employee stock-based arrangements.

   The Company has determined that it will continue to account for such transactions under APB No. 25 and will provide the disclosures required by SFAS No. 123 during the year ending June 30, 1997.

   DERIVATIVE FINANCIAL INSTRUMENTS -- Derivative financial instruments, which constitute interest rate swaps (see Note 10), are used by the Company in the management of its interest rate exposure and are accounted for on an accrual basis. These derivative financial instruments are used to hedge risk caused by fluctuating interest rates. Hedged financial instruments are accounted for based on settlement accounting. Income and expense are recorded in the same category as that arising from the related asset or liability. The amounts to be paid or received under interest rate swap agreements are recognized as interest income or expense in the periods in which they accrue. Gains and losses resulting from effective hedges of existing assets, liabilities or firm commitments are deferred and recognized when the offsetting gains and losses are recognized on the related hedged items. Gains realized on termination of interest rate swap contracts are deferred and amortized over the remaining terms of the original swap agreements. The Company does not hold or issue any derivative financial instruments for trading purposes.

                 DECISIONONE HOLDINGS CORP. AND SUBSIDIARIES
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                   YEARS ENDED JUNE 30, 1994, 1995 AND 1996
                            (DOLLARS IN THOUSANDS)
3. DISCONTINUED OPERATIONS

   On February 9, 1993, the Company sold all of the inventory, fixed assets and other intangible assets, as defined in the asset purchase agreement, of its products division. The remaining assets and liabilities of the discontinued operations consisted mainly of accounts receivable and accrued expenses for warranty, lease commitments and other accrued costs. In 1993, the Company established liabilities based on the best available information. In 1995, the Company revised its estimates as a result of settlement of these liabilities and the consolidated statement of operations for 1995 reflects an increase in net income of $1,113 for the change in estimate.

   In conjunction with the sale of the products division, the Company entered into a maintenance service agreement with the purchaser. The agreement provides that the Company has the option to be the exclusive provider of warranty, extended warranty and maintenance services of products marketed by the purchaser for a term of 5 years after the date of the sale.

4. BUSINESS ACQUISITIONS

   During the years ended June 30, 1994, 1995 and 1996, the Company acquired certain net assets of a series of service companies as follows:

                                                        CONSIDERATION (IN THOUSANDS)
                                   ---------------------------------------------------------------------
                                                                        TOTAL
                                      NUMBER OF                        PURCHASE      OTHER
YEARS ENDED                          ACQUISITIONS    CASH     NOTES     PRICE     INTANGIBLES   GOODWILL
-----------                        --------------- -------- --------- ---------- ------------- ----------
Significant business acquisitions:
 June 30, 1995 ....................       1        $ 27,413   $2,094   $ 29,507     $15,600     $ 7,394
 June 30, 1996.....................       1         250,549             250,549      72,581      60,533
Nonsignificant business and
 maintenance contract
 acquisitions:
 June 30, 1994.....................       5             975    1,490      2,465       3,193
 June 30, 1995.....................       5           9,327      255      9,582       4,577       8,680
 June 30, 1996.....................       5          14,853      578     15,431       6,522       6,318

   The Company purchased substantially all of the operating assets and assumed certain liabilities of the acquired entities. These acquisitions have been accounted for as purchase transactions, with the purchase price of each acquisition allocated to the assets and liabilities acquired based on their respective estimated fair values at the dates of acquisition. The results of operations of the acquired entities have been included in the accompanying consolidated financial statements from the dates of acquisition.

   On August 31, 1994, the Company purchased certain net assets and liabilities of IDEA/Servcom, Inc. ("Servcom") for approximately $29,500. This acquisition was funded by cash and the issuance of a $2,600 noninterest-bearing note to the seller. See seller notes payable section of
Note 10. The excess of asset purchase price over the fair value of assets acquired at the date of purchase resulted in goodwill of approximately $7,400.

   On October 20, 1995, the Company acquired all of the outstanding common stock of BABSS, a subsidiary of Bell Atlantic Corporation ("BAC") for approximately $250,549. The acquisition was funded with the proceeds from the issuance of $30,000 of Series C preferred stock, $30,000 of subordinated debentures and the balance from additional bank borrowings (see Notes 10 and 15). The excess of asset purchase price over the fair value of assets acquired at the date of purchase resulted in goodwill of approximately $58,796 initially recorded. Subsequent to the acquisition, the Company recorded a net adjustment increasing goodwill by $1,737 and adjusted other balance sheet accounts principally by the

                 DECISIONONE HOLDINGS CORP. AND SUBSIDIARIES
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                   YEARS ENDED JUNE 30, 1994, 1995 AND 1996
                            (DOLLARS IN THOUSANDS)
4. BUSINESS ACQUISITIONS  (Continued)
same amount. This resulted from the adjustment and reclassification of certain tax accruals offset by favorable negotiations on certain leased facilities (see Note 9). As part of the acquisition, the Company purchased from BAC contractual profit participation rights whereby the Company will receive a fixed percentage of the annual operating profits (3.2% or 3.5%, depending upon the level of profits) earned by a former foreign affiliate of BAC which provides computer maintenance and technology support services in Europe. The value of the discounted estimated future cash flows over a twenty-year period from these contractual profit participation rights is $25,000.

   The following summarized unaudited pro forma information for significant acquisitions that have a material effect on the Company's results of operations for the years ended June 30, 1995 and 1996 assumes that the Servcom and BABSS acquisitions occurred as of July 1, 1994. The nonsignificant business and maintenance contract acquisitions are not considered material individually or in the aggregate. The pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the significant acquisitions been in effect on the dates indicated or which may result in the future.

                                                                          (IN THOUSANDS,
                                                                         EXCEPT PER SHARE
                                                                             AMOUNTS)
                                                                       YEARS ENDED JUNE 30,
                                                                      ---------------------
                                                                          1995       1996
                                                                      ---------- ----------
                                                                            (UNAUDITED)
Revenues .............................................................  $679,284   $697,676
 Income from continuing operations before extraordinary item .........    20,153     31,080
 Net income...........................................................    21,266     29,153
Primary Income Per Common Share:
 Income from continuing operations before extraordinary item per
  share ..............................................................  $   0.88   $   1.23
 Net income per common share..........................................      0.93       1.16
Fully Diluted Income Per Common Share:
 Income from continuing operations before extraordinary item per
  share...............................................................  $   0.87   $   1.22
 Net income per common share..........................................      0.92       1.15

5. ACCOUNTS RECEIVABLE

   Accounts receivable consisted of the following:

                                         (IN THOUSANDS)
                                            JUNE 30,
                                      -------------------
                                         1995      1996
                                      --------- ---------
Trade receivables ....................  $33,843  $ 99,762
Other ................................      531     2,468
                                      ---------  --------
                                         34,374   102,230
Allowance for uncollectible accounts     (6,616)   (9,580)
                                      ---------  --------
                                        $27,758  $ 92,650
                                      =========  ========

                 DECISIONONE HOLDINGS CORP. AND SUBSIDIARIES
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                   YEARS ENDED JUNE 30, 1994, 1995 AND 1996
                            (DOLLARS IN THOUSANDS)
6. INVENTORIES

   Inventories consisted of the following:

                               (IN THOUSANDS)
                                  JUNE 30,
                           ---------------------
                               1995       1996
                           ---------- ----------
Consumable parts ..........  $ 15,243   $ 40,564
Finished goods.............       569        360
                           ----------   --------
                               15,812     40,924
Allowance for
 obsolescence..............   (11,788)   (10,794)
                           ----------   --------
                             $  4,024   $ 30,130
                           ==========   ========

7. PROPERTY AND EQUIPMENT

   Property and equipment consisted of the following:

                                               (IN THOUSANDS)
                                                  JUNE 30,
                                           ---------------------
                                               1995       1996
                                           ---------- ----------
Land and buildings.........................             $  2,055
Equipment..................................  $  5,682     13,858
Computer hardware and software.............     8,359     27,277
Furniture and fixtures.....................     4,306      8,051
Leasehold improvements.....................     1,450      4,125
                                           ----------   --------
                                               19,797     55,366
Accumulated depreciation and amortization     (15,368)   (22,936)
                                           ----------   --------
                                             $  4,429   $ 32,430
                                           ==========   ========

   The principal lives (in years) used in determining depreciation and amortization rates of various assets are: buildings (40); equipment (3-10); computer hardware and software (3-5); furniture and fixtures (5-10) and leasehold improvements (term of related leases).

   Depreciation and amortization expense was approximately $1,781, $1,778 and $8,309 for the fiscal years ended 1994, 1995 and 1996.

                 DECISIONONE HOLDINGS CORP. AND SUBSIDIARIES
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                   YEARS ENDED JUNE 30, 1994, 1995 AND 1996
                            (DOLLARS IN THOUSANDS)
8. INTANGIBLES

   Intangibles consisted of the following:

                                            (IN THOUSANDS)
                                               JUNE 30,
                                        --------------------
                                           1995       1996
                                        --------- ----------
Goodwill................................  $16,074   $ 82,355
Customer contracts......................   20,248     64,758
Contractual profit participation
 rights.................................              25,000
Noncompete agreement....................    3,000      4,500
Other intangibles.......................    2,250      7,671
Tradename...............................    1,500
                                        ---------   --------
                                           43,072    184,284
Accumulated amortization................   (8,504)   (19,625)
                                        ---------   --------
                                          $34,568   $164,659
                                        =========   ========

   Based upon the results of an impairment evaluation for the years ended June 30, 1994 and 1995, management determined that customer contracts should be written down $2,932 and $70, respectively. There were no write-downs of intangibles in 1996.

   Amortization expenses relating to intangibles were approximately $2,448, $6,706 and $15,673 for the fiscal years ended 1994, 1995 and 1996.

9. ACCRUED EXPENSES

   Accrued expenses consisted of the following:

                                     (IN THOUSANDS)
                                        JUNE 30,
                                  -------------------
                                     1995      1996
                                  --------- ---------
Compensation and benefits.........  $11,046   $22,115
Interest..........................    2,246     1,505
Unused leases.....................      857     3,485
Pension accrual...................    1,262     1,258
Accrued accounting and legal
 fees.............................      920     1,073
Other accrued expenses............    5,442     6,781
                                  ---------   -------
                                    $21,773   $36,217
                                  =========   =======

   Prior to 1994, the Company received $2,600 in tax bills (primarily interest) from the Internal Revenue Service ("IRS") related to claims for tax and interest for the years ended 1981 through 1987. The Company paid approximately $500 of the claims upon receipt of the bills. As the Company disputes the tax bills, no payments were made in 1994 nor 1995. In 1996, an IRS mandated payment of $828 was made. As of June 30, 1995 and 1996, the Company has an accrued liability of $2,500 and $1,883, respectively. Subsequent to June 30, 1996, the Company provided the IRS with a letter of credit in the amount of $1,768 to collateralize the outstanding balance.

   In connection with the acquisition of BABSS, which has been accounted for using the purchase method of accounting (see Note 4), the Company recorded approximately $11,000 in liabilities resulting from planned actions with respect to BABSS, which included the costs to exit certain leased facilities and

                 DECISIONONE HOLDINGS CORP. AND SUBSIDIARIES
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                   YEARS ENDED JUNE 30, 1994, 1995 AND 1996
                            (DOLLARS IN THOUSANDS)
9. ACCRUED EXPENSES  (Continued)
to involuntarily terminate employees. The provision of approximately $3,500 for the costs to exit certain leased facilities principally relates to future lease payments on a warehouse in California which has been made idle. Approximately $4,000 was provided for severance and termination benefits of approximately 210 employees in the field, operations support, sales and administration. Approximately $3,000 was provided in connection with the exit plan for write-downs of inventory and equipment at two California facilities which will not be utilized in future operations. The provision for various other charges of approximately $500 consisted of costs to complete the exit plan. As of June 30, 1996, the Company has settled all of these liabilities, except for the lease liabilities on idle facilities approximating $1,200 for which payments will continue through 1999.


   As a result of successful negotiations of unutilized leased facilities, during 1996, the Company recorded a reduction of approximately $975 to both the provisions for leased facilities and goodwill.


10. REVOLVING CREDIT LOAN AND LONG-TERM DEBT

   Debt consists of the following:

                                                                    (IN THOUSANDS)
                                                                       JUNE 30,
                                                                --------------------
                                                                   1995       1996
                                                                --------- ----------
Revolving credit loan...........................................            $186,400
Bank debt.......................................................  $21,000
Promissory note, noninterest-bearing, due August 31, 1998 ......    2,256
Seller noninterest-bearing notes payable........................    2,122      2,118
Capitalized lease obligations, payable in varying installments amounting to $1,413 and $972 in 1997 and 1998, respectively, at interest rates ranging from 7.25% to 13.01% at June 30,
 1996, net of interest of approximately $6 and $187 in 1995 and
 1996, respectively.............................................      193      2,385
                                                                ---------   --------
                                                                   25,571    190,903
Less current portion............................................   19,414      2,321
                                                                ---------   --------
                                                                  $ 6,157   $188,582
                                                                =========   ========

 BANK DEBT

   On October 20, 1995, in connection with the BABSS acquisition (see Note 4) the Company entered into a Credit Agreement which provided for a term loan (the "1995 Term Loan") of $230,000 and a revolving credit facility of up to a maximum of $30,000. The 1995 Term Loan provided for 19 equal quarterly principal payments of $10,000 to be due and payable on the last day of each calendar quarter commencing December 31, 1995 with a final payment due on September 30, 2000. Loans under the revolving credit facility were to mature on September 30, 2000. Interest on the 1995 Term Loan and the revolving credit facility were at varying rates based, at the Company's option, on the Eurodollar rate or the Alternative Base Rate (NationsBank prime rate), plus the Applicable Margins. Margins were based on the ratio of Total Funded Debt to EBITDA; the Eurodollar Margin ranged from 1.75% to 2.5%, while the Alternative Base Rate Margin ranged from 0.5% to 1.25%.

   In April 1996, the Company completed an initial public offering (see Note
15). The Company used a portion of the proceeds to repay approximately $70,000 of the 1995 Term Loan.

                 DECISIONONE HOLDINGS CORP. AND SUBSIDIARIES
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                   YEARS ENDED JUNE 30, 1994, 1995 AND 1996
                            (DOLLARS IN THOUSANDS)
10. REVOLVING CREDIT LOAN AND LONG-TERM DEBT  (Continued)
    Also in April 1996, the Company converted the 1995 Term Loan and the existing $30,000 Revolving Credit Facility into a $225,000 variable rate, unsecured revolving credit facility ("the 1996 Revolving Credit Facility"). The 1996 Revolving Credit Facility is at floating interest rates, based either on the LIBOR or prime rate, in either case plus an Applicable Margin, at the Company's option. As of June 30, 1996, the applicable rate was LIBOR plus .75% or 6.32%. The 1996 Revolving Credit Facility enables the Company to borrow up to $225,000 in the form of revolving credit loans with a maturity date of April 26, 2001 and with interest periods determined principally on a quarterly basis. To offset the variable rate characteristics of the borrowings, the Company has entered into interest rate swap agreements with two banks resulting in fixed interest rates of 5.4% on $40,000 notional principal amount through December 1997 and 5.5% on another $40,000 notional principal amount through December 1998, thereby leaving approximately $100,000 subject to floating rates under the 1996 Revolving Credit Facility.

   Under the swap agreements, the Company receives interest payments at a floating rate based on the pricing of the three-month LIBOR and pays interest on the same notional amounts at an average fixed rate of 5.45%. The floating rate is 5.44% for the three-month period ended June 30, 1996. For the three-month period ending September 30, 1996, the floating rate is 5.57%. The agreements convert a portion of the Company's debt obligation from a floating rate to a fixed rate basis. The fair value of the interest rate swap agreements generally reflects the estimated amount that the Company would receive or pay to terminate the agreements. As of June 30, 1996, the Company would receive approximately $1,100 to terminate the swap agreements.

   The Company attempts to minimize its credit exposure by entering into interest rate swap agreements only with major financial institutions. Although the Company may be exposed to losses in the event of nonperformance by counterparties, the Company does not expect such losses, if any, to be significant.

   Under the terms of the 1996 Revolving Credit Facility, the Company may use up to $25,000 for letters of credit, subject to the limitation of $225,000 in total credit. As of June 30, 1996, letters of credit in the face amount of $3,498 were outstanding.

   The loan agreement relating to the 1996 Revolving Credit Facility contains various terms and covenants which provide for certain restrictions on the Company's indebtedness, liens, investments, disposition of assets and mergers and acquisitions and require the Company, among other things, to maintain minimum levels of consolidated net worth and certain minimum financial ratios.

   The borrower under the 1996 Revolving Credit Facility is DecisionOne Corporation. Repayment of the debt is guaranteed by the Company and its other subsidiaries except for its Canadian subsidiary.

   The Company had average borrowings of $24,379 and $172,065 during 1995 and 1996, respectively, at an average interest rate of 10.34% and 8.69%, respectively. Maximum borrowings during 1995 and 1996 were $32,648 and $268,748, respectively.

 SELLER NOTES PAYABLE

   In connection with various acquisitions, the Company issued noninterest-bearing notes, the principal of which is payable monthly, primarily based upon a percentage of monthly maintenance contract revenues billed during the previous month (ranging from 12.5% to 30.0%). Aggregate maturities of these notes are as follows: 1997-$908; 1998-$647; 1999-$475 and 2000-$88. As of June 30, 1996, the notes are presented at their estimated net present value based on imputed interest rates ranging from 7.25% to 11.00%.

                 DECISIONONE HOLDINGS CORP. AND SUBSIDIARIES
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                   YEARS ENDED JUNE 30, 1994, 1995 AND 1996
                            (DOLLARS IN THOUSANDS)
10. REVOLVING CREDIT LOAN AND LONG-TERM DEBT  (Continued)
  PROMISSORY NOTE

   As part of the August 31, 1994 acquisition of certain assets and liabilities of IDEA/Servcom, Inc., the Company issued a $2,600 noninterest-bearing note which was due in annual installments of $650 over four years. The liability was reflected on the Company's books, net of a $506 discount calculated at the Company's then incremental borrowing rate of 9.50%. The loan was scheduled to mature on August 31, 1998. During the year ended June 30, 1996, the Company prepaid the entire outstanding loan balance. The resulting gain from prepayment was not material.

 SUBORDINATED DEBENTURES

   In connection with the BABSS acquisition (see Note 4) on October 20, 1995, the Company issued and sold to its principal shareholders, an aggregate $30,000 principal amount of 10.101% debentures (the "Affiliate Notes") due on October 20, 2001. The Affiliate Notes were subordinated to the 1995 Term Loan and the revolving credit facility. Interest on the Affiliate Notes was payable semiannually on the last business day of June and December of each year commencing on December 31, 1995.

   In connection with the issuance of the debentures, the Company issued 468,750 Common Stock Purchase Warrants (the "Warrants"). Each Warrant initially entitled the owner to buy one share of Common Stock for $0.10. The number of shares that can be purchased per Warrant steps up over 24 months in conjunction with the increasing conversion privilege applicable to the Preferred Stock such that, at the end of 24 months, each Warrant entitled the holder to buy approximately 1.21 shares of Common Stock at a price of $0.10 per share. The Warrants were exercisable from October 20, 1997 until October 20, 2001, provided that if the Company had a public offering of its Common Stock meeting certain requirements before October 20, 1997, the Warrants became exercisable at the time of the public offering and the number of shares that could be purchased on exercise was fixed at that time and no longer increased in steps. The Warrants also became exercisable upon retirement of the debentures. Each Warrant had an assigned value of $7.25333 which resulted in an original issue discount of $3,400 which was being amortized over the term of the Affiliate Notes. Upon consummation of its initial public offering in April 1996, the Company was required to pay up to the total amount outstanding under the Affiliate Notes and, accordingly, the Company used $30,000 of the proceeds to retire the Affiliate Notes. As a result, the Company recorded an extraordinary loss in the amount of $3,211, net of taxes of $1,284, due to the acceleration of the amortization of original issue discount.

 1994 DEBT RESTRUCTURING

   On January 27, 1994, the Company amended its then current Credit Agreement to provide an $11,000 term loan and an $8,000 Revolving Credit Facility. The term loan provided for 29 equal monthly payments of $350 beginning January 31, 1994 through May 31, 1996. Interest was at the "Base Rate" (the higher of the bank's base rate or 1/2 percent above the Federal Funds Effective Rate) plus 1-1/2 percent. The Revolving Credit Facility was due on demand and bore interest at the Base Rate plus 1-1/2 percent. The loans were collateralized by all of the Company's assets. The proceeds of the term loan were used to extinguish certain subordinated notes. The term loan was prepaid in June 1994. There were no borrowings under the Revolving Credit Facility through June 30, 1994.

   Also, on January 27, 1994, the Company agreed with certain noteholders to restructure its equity capitalization and subordinated debt. The noteholders forgave debt approximating $46,698 of principal and interest in exchange for cash and equity interest in the Company which resulted in a net gain of approximately $20,031 to the Company, which was recorded as additional paid-in capital. The outstanding indebtedness as of January 27, 1994 was restructured as follows:

                 DECISIONONE HOLDINGS CORP. AND SUBSIDIARIES
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                   YEARS ENDED JUNE 30, 1994, 1995 AND 1996
                            (DOLLARS IN THOUSANDS)
10. REVOLVING CREDIT LOAN AND LONG-TERM DEBT  (Continued)
    Senior Subordinated Noteholders exchanged $38,068 principal amount of notes, $2,008 in accrued but unpaid interest, 2,570,160 shares of the Company's common stock and warrants to purchase 210,369 shares of the Company's common stock for $19,625 in cash and 40,000 shares of the Company's Series B Convertible Preferred Stock, $1.00 par value, with a redemption value of $100 per share (see Note 15).

   The Junior Subordinated Noteholders exchanged $6,556 principal amount of notes, $64 in accrued interest and warrants to purchase 55,707 shares of the Company's common stock for 2,617,612 shares of the Company's common stock, $.01 par value. The shares of common stock issued were deemed at such time to have a fair value of $.50 per share.

   As part of previous credit agreements and the 1994 Debt Restructuring, the Company issued warrants to purchase shares of the Company's common stock at a price of $10 per share. At June 30, 1995, due to antidilution adjustment, warrants to purchase 235,735 shares at an exercise price of $5.90 were outstanding. During 1996, warrants to purchase 101,257 shares of common stock were exercised. At June 30, 1996, warrants to purchase 134,478 shares of common stock were outstanding. These warrants expire in the year 2000.

11. INCOME TAXES

   The provision (benefit) for income taxes consists of the following:

                                                  (IN THOUSANDS)
                                               YEARS ENDED JUNE 30,
                                         ------------------------------
                                            1994       1995       1996
                                         --------- ----------- --------
Current:
 Federal.................................  $ 2,485   $ 16,065   $ 2,892
 State...................................      760      4,599     1,595
 Foreign.................................              (1,272)      548
Deferred:
 Federal.................................             (29,897)    8,945
 State...................................              (3,617)      641
 Foreign.................................                          (499)
Benefit of operating loss carryforwards:
 Federal.................................   (1,861)    (7,729)
 State...................................     (360)    (1,253)
 Foreign.................................                          (252)
                                         --------- ----------- --------
Provision (benefit) for income taxes  ...  $ 1,024   $(23,104)  $13,870
                                         ========= =========== ========

                 DECISIONONE HOLDINGS CORP. AND SUBSIDIARIES
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                   YEARS ENDED JUNE 30, 1994, 1995 AND 1996
                            (DOLLARS IN THOUSANDS)
11. INCOME TAXES  (Continued)
    The tax effects of temporary differences consisted of the following:

                                                           (IN THOUSANDS)
                                                              JUNE 30,
                                                        -------------------
                                                           1995      1996
                                                        --------- ---------
Gross deferred tax assets:
 Accounts receivable....................................  $ 1,443   $ 1,341
 Inventory..............................................    3,299     2,586
 Accrued expenses.......................................    3,761     6,378
 Unused leases..........................................    1,353
 Fixed assets...........................................      100       299
 Goodwill and other intangibles.........................      598     5,670
 Operating loss carryforwards...........................   25,482    14,252
 Minimum tax carryforward...............................      632     1,170
                                                        --------- ---------
Gross deferred tax asset................................   36,668    31,696
Net valuation allowance.................................     (686)
Gross deferred tax liabilities--repairable spare parts .   (2,468)   (7,273)
                                                        --------- ---------
Net deferred tax asset..................................  $33,514   $24,423
                                                        ========= =========

   The change in the valuation allowance from 1995 to 1996 is principally due to the utilization of foreign net operating loss carryforwards.

   Net operating loss and minimum tax credit carryforwards available at June 30, 1996 expire in the following years:

                          (IN THOUSANDS)   YEAR OF
                              AMOUNT      EXPIRATION
                          -------------- ------------
Federal operating
 losses..................     38,136       2002-2009
State operating losses ..     15,223       1997-2009
Minimum tax credit.......      1,170      INDEFINITE

   As a result of the Company's initial public offering, an "ownership change" occurred pursuant to Section 382 of the Internal Revenue Code. Accordingly, net operating loss and tax credit carryforwards are limited during any future period to approximately $20,000 per annum.

                 DECISIONONE HOLDINGS CORP. AND SUBSIDIARIES
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                   YEARS ENDED JUNE 30, 1994, 1995 AND 1996
                            (DOLLARS IN THOUSANDS)
11. INCOME TAXES  (Continued)
    A reconciliation between the provision (benefit) for income taxes, computed by applying the statutory federal income tax rate of 34% for 1994, 35% for 1995 and 35% for 1996 to income before income taxes, and the actual provision (benefit) for income taxes follows:

                                                            1994     1995     1996
                                                         -------- --------- -------
Federal income tax provision at statutory tax rate ......   34.0%     35.0%   35.0%
State income taxes, net of federal income tax provision .    4.5       3.5     4.6
Foreign income taxes.....................................             (6.9)
Unused lease credit......................................  (18.1)     (0.1)
Write-off of intangibles.................................   12.6
Benefit of operating loss carryforward...................  (19.9)    (49.1)   (0.8)
Change in valuation allowance............................           (108.9)   (1.4)
Other....................................................   (3.9)     (0.3)    2.6
                                                         -------- --------- -------
Actual income tax provision (benefit) effective tax
 rate....................................................    9.2%    126.2%   40.0%
                                                         ======== ========= =======

12. OTHER LIABILITIES

   Other liabilities consisted of the following:


                                                         (IN THOUSANDS)
                                                            JUNE 30,
                                                      ------------------
                                                         1995      1996
                                                      --------- --------
Accrued rent, unused facilities and deferred
 revenues.............................................  $ 2,334  $ 4,237
Other noncurrent liabilities..........................   10,049   10,049
                                                      --------- --------
                                                        $12,383  $14,286
                                                      ========= ========


   Other noncurrent liabilities include provisions for possible liabilities relating to various tax matters.

13. STOCK OPTION AND RESTRICTED STOCK PURCHASE PLAN

   Under the 1988 Stock Option and Restricted Stock Purchase Plan, the name of which was subsequently changed to DecisionOne Stock Option and Restricted Stock Purchase Plan (the "Plan"), the Company, at the discretion of the Board of Directors, may issue restricted stock, incentive stock options and non-qualified options for shares of the Company's common stock. Vesting of the restricted stock and stock options is at the discretion of the Board of Directors and generally occurs at a rate of 25% per year.

   During 1994, the Board of Directors amended the Plan increasing the total number of shares issuable to approximately 2,350,000. Additionally, in November 1995 the Board of Directors amended the Plan increasing the total number of shares issuable to approximately 3,350,000.

   The price of the incentive stock options issued to employees under the Plan is not less than 100% of the fair market value of the common shares at the date of issuance. The option price for nonqualified options is determined by the Board of Directors at the time of grant and may be less than the fair market value of the common shares at the time of grant. However, no such options were granted at prices less then 100% of the fair value of common shares at the date of issuance. Options expire through May 2006. Restricted shares which are not vested upon an employee's termination are subject to a repurchase right of the Company at a price equal to the amount paid by the employee.

   Presented below is the activity in the Plan for the years ended June 30, 1994, 1995 and 1996:

                 DECISIONONE HOLDINGS CORP. AND SUBSIDIARIES
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                   YEARS ENDED JUNE 30, 1994, 1995 AND 1996
                            (DOLLARS IN THOUSANDS)
13. STOCK OPTION AND RESTRICTED STOCK PURCHASE PLAN  (Continued)

                          OPTIONS         PRICE RANGE
                        -----------      -------------
Balance, July 1, 1993 .    436,606       .50-100.00
 Options granted.......  1,507,089       .50
 Options canceled......       (100)      .50
Balance, June 30,
 1994..................  1,943,595       .50-100.00
 Options exercised ....    (15,000)      .50
 Options granted.......    410,000      1.25-6.00
 Options canceled......    (75,275)      .50-100.00
Balance, June 30,
 1996..................  2,263,320       .50-6.00
 Options exercised ....   (329,850)      .50-6.00
 Options granted.......    803,000      8.00-27.50
 Options canceled......   (125,000)     1.25-8.00
Balance, June 30,
 1996..................  2,611,470       .50-27.50

   As of June 30, 1995, 977,454 options were vested and 40,901 options remained available for issuance. As of June 30, 1996, 1,274,877 options were vested and 382,808 options remained available for issuance.

14. LEASE COMMITMENTS

   The Company conducts its operations primarily from leased warehouses and office facilities and uses certain computer, data processing and other equipment under operating lease agreements expiring on various dates through 2005. The future minimum lease payments for operating leases having initial or remaining noncancellable terms in excess of one year for the five years succeeding June 30, 1996 and thereafter are as follows:

1997.........  20,477
1998.........  16,080
1999.........  13,300
2000.........  10,811
2001.........   4,621
Thereafter ..  12,150
             --------
               77,439
             ========

   On December 29, 1993, the Company entered into a settlement agreement to terminate an existing lease on an unused facility, resulting in a payment to the lessor amounting to $1,000. The payment was structured in the form of cash and a $250 five-year, noninterest-bearing note payable. The settlement resulted in a credit of approximately $8,000 recorded in the consolidated statement of operations net of the provision of $1,599 for additional unused leases for the year ended June 30, 1994. The outstanding balance of the $250 five-year, noninterest-bearing note payable was repaid in full during the year ended June 30, 1995.

   Rental expense, exclusive of unused rental expense and credits under all noncancellable operating leases, amounted to approximately $5,128, $5,878 and $13,149 for the fiscal years ended 1994, 1995 and 1996, respectively.

                 DECISIONONE HOLDINGS CORP. AND SUBSIDIARIES
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                   YEARS ENDED JUNE 30, 1994, 1995 AND 1996
                            (DOLLARS IN THOUSANDS)
15. SHAREHOLDERS' EQUITY AND REDEEMABLE PREFERRED STOCK

   In January 1994, as part of its debt restructuring (see Note 10), the Company authorized the issuance of 22,500 shares of Series A redeemable preferred stock, $1.00 par value, and 40,000 shares of Series B redeemable preferred stock, $1.00 par value. The Series A redeemable preferred stock ("Series A Preferred Stock") was issued in exchange for $2,250 in cash and the Series B redeemable preferred stock ("Series B Preferred Stock") was issued in connection with the settlement of the senior subordinated notes (see Note 10). On October 17, 1995, the Board of Directors and the shareholders amended the Company's Certificate of Incorporation to authorize the issuance of 300,000 shares of Series C Preferred Stock, $1.00 par value (herein called the "Series C Preferred Stock" and together with the Series A Preferred Stock and the Series B Preferred Stock, herein called the "Preferred Stock"). On December 8, 1995, the Board of Directors and shareholders further amended the Company's Certificate of Incorporation to authorize 376,416 shares of preferred stock; consisting of 23,499 shares designated Series A; 41,776 shares designated Series B; and 311,141 shares designated Series C.

   The holders of Series A Preferred Stock voted as a class (each holder of Series A Preferred Stock entitled to one vote for each share of common stock that would be issuable to such holder upon the conversion of the Series A Preferred Stock); each share of the Series B and Series C Preferred Stock was nonvoting. Cash dividends were cumulative and accrued at the rate of $6.00 per share per annum for Series A and Series B and $4.00 per share per annum for Series C from the date of issuance. Dividends were paid when and as declared by the Board of Directors. Series A was junior to Series C and senior to Series B. No dividends (except dividends payable in common stock) were permitted on Series A and Series B Preferred Stock or on common stock, and no redemption of Series A and B Preferred Stock or common stock was permitted unless all accrued dividends of Series C Preferred Stock had been paid and Series C Preferred Stock had been fully redeemed. The Series A, B and C redeemable preferred stock was assigned a value of $100 per share.

   The Series A and B Preferred Stock were to be automatically converted if the Company completed a public offering in which the total price paid for shares of common stock was at least $12,500, the price per share of common stock was at least $2.75, and the common stock was authorized for trading on Nasdaq or listed on the New York or American Stock Exchange. The Series C Preferred Stock was to automatically convert if the Company completed a public offering of shares of its common stock in which (i) the aggregate price paid for such shares by the public was at least $50,000, (ii) the price per share paid by the public for such shares was at least $10 per share, and
(iii) the common stock after such public offering, was authorized for trading on Nasdaq or was listed on the New York or American Stock Exchange. Accordingly, as of June 30, 1996 all outstanding preferred stock has been converted into common stock.

                 DECISIONONE HOLDINGS CORP. AND SUBSIDIARIES
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                   YEARS ENDED JUNE 30, 1994, 1995 AND 1996
                            (DOLLARS IN THOUSANDS)
15. SHAREHOLDERS' EQUITY AND REDEEMABLE PREFERRED STOCK  (Continued)
    The following table summarizes certain matters relating to Series A, B and C preferred stock activity from July 1, 1993 to June 30, 1996:

                                       SERIES A             SERIES B              SERIES C
                                -------------------- -------------------- ----------------------
                                   SHARES    AMOUNT     SHARES    AMOUNT     SHARES      AMOUNT     TOTAL
                                ---------- --------- ---------- --------- ----------- ---------- ----------
Balance, July 1, 1993
Issuance of Series A and B
 Preferred Stock................   22,500    $ 2,250    40,000    $ 4,000                          $  6,250
Accretion of accruing
 dividends......................                  67                  119                               186
                                ---------- --------- ---------- --------- ----------- ---------- ----------
Balance, June 30, 1994..........   22,500      2,317    40,000      4,119                             6,436
Accretion of accruing
 dividends......................                 135                  240                               375
                                ---------- --------- ---------- --------- ----------- ---------- ----------
Balance, June 30, 1995..........   22,500      2,452    40,000      4,359                             6,811
Issuance of Series A, B and C
 Preferred Stock ...............      999        100     1,776        178    311,141      31,114     31,392
Accretion of accruing
 dividends......................                 107                  190                    588        885
Payment of accrued dividends ...                (309)                (549)                  (588)    (1,446)
Conversion to Common Stock .....  (23,499)    (2,350)  (41,776)    (4,178)  (311,141)    (31,114)   (37,642)
                                ---------- --------- ---------- --------- ----------- ---------- ----------
Balance, June 30, 1996..........        0    $     0         0    $     0          0    $      0   $      0
                                ========== ========= ========== ========= =========== ========== ==========

   During the year ended June 30, 1996, certain shareholders exercised their preemptive right to subscribe for and purchase additional shares of common stock or other securities so issued at the same price as originally issued on certain occasions from 1992 through 1995. On December 4, 1995, the following securities were purchased: (a) 382,578 shares of common stock at a price of $4 per share; (b) 999 shares of Series A Preferred Stock, at a price of $100 per share; (c) 1,776 shares of Series B Preferred Stock, at a price of $100 per share; (d) 1,924 shares of common stock at a price of $.50 per share; (e) 11,141 shares of Series C Preferred Stock, at a price of $100 per share; and
(f) 17,407 Common Stock Purchase Warrants at a price of $7.25333 per warrant which entitles the holder to purchase 17,407 shares of common stock at an exercise price of $.10 per share. The 17,407 Common Stock Purchase Warrants were exercised in 1996.

   On February 9, 1996, the Company amended its Certificate of Incorporation to increase the number of authorized shares of Common Stock to 100,000,000 shares and to authorize 5,000,000 shares of Preferred Stock.

   In April 1996, the Company completed a public offering of 6,300,000 shares of common stock at $18.00 per share (the "Offering"). Prior to the Offering, there was no public market for the Company's common stock. The common stock is listed on the Nasdaq National Market under the symbol "DOCI".

   The net proceeds of the offering, after deducting applicable issuance costs and expenses were $104,740. The proceeds were used to repay approximately $70,000 of the 1995 Term Loan, $30,000 in Affiliate Notes, approximately $1,446 in accrued dividends to holders of the Redeemed Preferred Stock and for other general corporate purposes.

   In connection with the Company's initial public offering in April 1996, all of the preferred shares were automatically converted to common stock at the conversion price of $.4928 per Series A share, $1.6560 per Series B share and $7.8161 per Series C share. Preferred shares were converted into 11,271,924 shares of common stock. Additionally, dividends in arrears of $309 for Series A, $549 for Series B and $588 for Series C were declared and paid by the Company.

                 DECISIONONE HOLDINGS CORP. AND SUBSIDIARIES
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                   YEARS ENDED JUNE 30, 1994, 1995 AND 1996
                            (DOLLARS IN THOUSANDS)
15. SHAREHOLDERS' EQUITY AND REDEEMABLE PREFERRED STOCK  (Continued)
    In connection with his service as a director and Chairman of the Board prior to 1994, the Company granted an individual warrants to purchase an aggregate of 66,667 shares of common stock at an exercise price of $4.00 per share. The warrants which expire on March 15, 2003 remain outstanding at June 30, 1996.

   For further information regarding warrants attached to affiliate notes, and other outstanding warrants, see Note 10.

16. RETIREMENT PLANS

   The Company maintains a 401(k) plan for its employees which is funded through the contributions of its participants. A similar plan exists for former employees of an acquired company for which eligibility and additional contributions were frozen in September 1988.

   In addition, the Company assumed the liability of the defined benefit pension plan applicable to employees of a company acquired in 1986. The eligibility and benefits were frozen as of the date of the acquisition.

   Pension expense for the defined benefit pension plan was computed as follows:

                                    (IN THOUSANDS)
                                 YEARS ENDED JUNE 30,
                               -----------------------
                                 1994    1995    1996
                               ------- ------- -------
Interest cost .................  $ 461   $ 482   $ 495
Actual return on plan assets  .   (271)   (312)   (449)
Net amortization and deferral      (72)    (42)    (72)
                               ------- ------- -------
Periodic pension costs.........  $ 118   $ 128   $ 118
                               ======= ======= =======

   The discount rate used in determining the actuarial present value of the projected benefit obligation was 7.5%, and the expected long-term rate of return on assets was 8.5% for 1994, 1995 and 1996.

   The following table sets forth the funded status of the frozen pension plan as of May 1, 1996 and 1995:

                                              (IN THOUSANDS)
                                              1995      1996
                                           --------- ---------
Accumulated benefits (100% vested) ........  $ 6,757   $ 7,116
Fair value of plan assets..................    5,432     5,800
                                           --------- ---------
  Unfunded projected benefit obligation ...    1,325     1,316
Unrecognized net loss......................    1,705     1,848
Unrecognized net transition obligation ....      536       504
Adjustment to recognized minimum
 liability.................................   (2,241)   (2,352)
                                           --------- ---------
  Accrued pension costs....................  $ 1,325   $ 1,316
                                           ========= =========

                 DECISIONONE HOLDINGS CORP. AND SUBSIDIARIES
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                   YEARS ENDED JUNE 30, 1994, 1995 AND 1996
                            (DOLLARS IN THOUSANDS)
17. EMPLOYEE SEVERANCE AND UNUTILIZED LEASE COSTS

   In the second quarter of fiscal year 1996, in connection with the BABSS acquisition, the Company recorded a $7,000 charge for $6,900 of leases of duplicate facilities (the former headquarters, several large repair depots, and numerous field offices of the Company) and $100 of severance of former employees of the Company. Such amounts were based on management estimates.

   In the fourth quarter of fiscal year 1996, the Company reversed $3,400 of the charge. The reversal was the result of the Company's ability to utilize and sublease various facilities identified in the original restructuring charge. Such information was unknown to the Company when the original charge was recorded.

18. COMMITMENTS AND CONTINGENT LIABILITIES

   The Company, or certain businesses as to which it is alleged that the Company is a successor, have been identified as potentially responsible parties in respect to three waste disposal sites that have been identified by the United States Environmental Protection Agency as Superfund sites. In addition, the Company received a notice several years ago that it may be a potentially responsible party with respect to a fourth related site, but has not received any other communication with respect to that site. Under applicable law, all parties responsible for disposal of hazardous substances at those sites are jointly and severally liable for clean-up costs. The Company originally estimated that its share of the costs of the clean-up of one of these sites would be approximately $500 which is provided for in liabilities related to the discontinued products division in the accompanying consolidated balance sheets as of June 30, 1995 and 1996. Complete information as to the scope of required clean-up at these sites is not yet available and, therefore, management's evaluation may be affected as further information becomes available. However, in light of information currently available to management, including information regarding assessments of the sites to date and the nature of involvement of the Company's predecessor at the sites, it is management's opinion that the Company's share, if any, of the cost of clean-up of these sites will not be material to the consolidated financial position, results of operations or liquidity of the Company.

   The Company is also party to various legal proceedings incidental to its business. Certain claims, suits and complaints arising in the ordinary course of business have been filed or are pending against the Company. In the opinion of management, these actions can be successfully defended or resolved without a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

19. RELATED PARTY TRANSACTIONS

   Prior to 1994, the Company entered into an agreement to purchase printer products from Genicom Corporation (Genicom). The Company and Genicom are under common ownership. The initial term of the agreement is for five years with an option to extend based on mutual agreement of the parties. Purchases from Genicom for the years ended June 30, 1994, 1995 and 1996 were approximately $1,421, $1,972 and $1,512, respectively. Accounts payable to Genicom amounted to approximately $42 and $14 as of June 30, 1995 and 1996, respectively.

   During the year ended June 30, 1996, the Company entered into a contract with a related party for cleaning services. The approximate annual value of the contract approximates $150.

   During the year ended June 30, 1996, the Company paid approximately $125 for expense reimbursements to certain shareholders for services rendered in connection with an acquisition in 1988. The amount was accrued for in prior years.

                 DECISIONONE HOLDINGS CORP. AND SUBSIDIARIES
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                   YEARS ENDED JUNE 30, 1994, 1995 AND 1996
                            (DOLLARS IN THOUSANDS)
19. RELATED PARTY TRANSACTIONS  (Continued)
    In connection with the Company's financing of the BABSS acquisition on October 20, 1995, the Company issued subordinated debentures and redeemable preferred stock to certain related parties (see Notes 10 and 15).

20. INCOME (LOSS) PER COMMON SHARE

   Primary income (loss) per common share is computed using the weighted average number of shares of common stock and dilutive common stock equivalents outstanding during the period. Common stock equivalents are computed on the applicable outstanding options and warrants using the average price for the period under the treasury stock method. For the years ended June 30, 1994, 1995 and 1996, the effect upon the primary income per share of common stock equivalents was dilutive and is included in the computations. Pursuant to the Securities and Exchange Commission Staff Accounting Bulletins, primary income (loss) per share when presented during periods which include a Company's initial public offering, also include amounts computed on options and warrants issued within twelve months of the filing date as if they were outstanding for all periods presented, even when the result is anti-dilutive, using the treasury stock method and the assumed initial public offering price. For these options and warrants, the determination of common stock and equivalents outstanding for the remainder of the year, subsequent to initial public offering, assumes computation using average prices for the period under the treasury stock method. Additionally, the computation of primary income (loss) per common share includes the conversion of all preferred stock, which automatically converts to shares of common stock as of the closing of the initial public offering, as if they were outstanding for all periods prior to the initial public offering, even when the result is anti-dilutive.

   The fully diluted income (loss) per common share computation assumes common stock equivalents are computed on the applicable outstanding options and warrants using the end of the period price under the treasury stock method.

21. SUPPLEMENTARY DATA (UNAUDITED)

   The unaudited supplementary primary and fully diluted income per common share data gives effect to the Company's initial public offering and recapitalization and the assumed use of predominately all of the proceeds from the Company's sale of 6,300,000 shares of common stock therefrom to principally reduce by approximately $70,000 the outstanding amount of its 1995 Term Loan due September 30, 2000, and to repay the $30,000 face amount of the Affiliate Notes in each case as if such transactions had occurred on October 20, 1995, the date of the aforementioned debt transactions. Supplementary weighted average number of common and common equivalent shares outstanding reflects additional shares of 3,647,368 assumed to be outstanding to effect these transactions. The supplementary extraordinary item results from the write-off of unamortized original issue discount related to the warrants issued in conjunction with the Affiliate Notes, which occurred in April 1996, and is assumed as of October 20, 1995.

                 DECISIONONE HOLDINGS CORP. AND SUBSIDIARIES
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                   YEARS ENDED JUNE 30, 1994, 1995 AND 1996
                            (DOLLARS IN THOUSANDS)
21. SUPPLEMENTARY DATA (UNAUDITED)  (Continued)
    The unaudited supplementary per share data for the year ended June 30, 1996 are as follows:

 Supplementary primary income per share data:
 Supplementary income from continuing operations before
  extraordinary item ...........................................        0.81
 Supplementary extraordinary item--early extinguishment of debt        (0.07)
 Supplementary weighted average number of common and common
  equivalent shares outstanding ................................  28,843,235
Supplementary fully diluted income per share data:
 Supplementary income from continuing operations before
  extraordinary item ...........................................        0.80
 Supplementary extraordinary item--early extinguishment of debt        (0.07)
 Supplementary weighted average number of common and common
  equivalent shares outstanding.................................  29,077,329

22. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

   The following is a summary of the unaudited quarterly financial information for the fiscal years ended 1995 and 1996:

                                                                    QUARTER ENDED
                                               ------------------------------------------------------
    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE
AMOUNTS)                                         SEPTEMBER 30,   DECEMBER 31,   MARCH 31,  JUNE 30,(1)
                                               --------------- -------------- ----------- -----------
1995
Revenues ......................................     $32,044        $41,730       $41,660     $47,586
Gross profit ..................................       8,334         13,221        13,245      14,737
Income before extraordinary item ..............       1,476          4,043         4,660      32,349
Net income ....................................       1,476          4,043         4,660      32,349
Primary income per common share:
 Income before extraordinary item .............        0.06           0.18          0.20        1.42
 Net income....................................        0.06           0.18          0.20        1.42

------------
(1) Net income for the fourth quarter of 1995 includes a tax benefit of $24,900 primarily related to the future utilization of tax loss carryforwards.


                                                                    QUARTER ENDED
                                               ------------------------------------------------------
    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE
AMOUNTS)                                         SEPTEMBER 30,   DECEMBER 31,   MARCH 31,  JUNE 30,(2)
                                               --------------- -------------- ----------- -----------
1996
Revenues ......................................     $46,791        $149,703     $172,673    $171,024
Gross profit ..................................      15,524          38,224       42,711      41,416
Income before extraordinary item ..............       4,386             638        5,842       9,923
Net income ....................................       4,386             638        5,842       7,996
Primary income per common share:
 Income before extraordinary item .............        0.19            0.03         0.25        0.34
 Net income ...................................        0.19            0.03         0.25        0.27


------------
(2) Net income for the fourth quarter of 1996 includes (a) a $3,400 reversal of the previously recorded charge for employee severance and unutilized lease costs (Note 17); and (b) a $1,500 adjustment related to recoveries of previously reserved receivables.

                 DECISIONONE HOLDINGS CORP. AND SUBSIDIARIES
                     CONDENSED CONSOLIDATED BALANCE SHEET
                                 (UNAUDITED)
                 (IN THOUSANDS, EXCEPT PER SHARE INFORMATION)


                                                                      JUNE 30,   MARCH 31,
                                                                        1996       1997
                                                                    ---------- -----------
                               ASSETS
Current Assets:
  Cash and cash equivalents  .......................................  $  8,221   $ 12,886
  Accounts receivable, net of allowances of $9,580 and $11,727  ....    92,650    136,401
  Inventories, net of allowances of $19,537 and $19,928  ...........    30,130     35,186
  Other  ...........................................................    12,770      7,637
                                                                    ---------- -----------
   Total current assets  ...........................................   143,771    192,110
Repairable Parts, Net of Accumulated Amortization of $105,462 and
 $144,158 ..........................................................   154,970    195,656
Intangibles, Net of Accumulated Amortization of $19,625 and $36,164    164,659    197,675
Property, Plant and Equipment, Net of Accumulated Depreciation of
 $22,936 and $36,530 ...............................................    32,430     33,283
Other ..............................................................    18,680     22,953
                                                                    ---------- -----------
Total Assets .......................................................  $514,510   $641,677
                                                                    ========== ===========
                 LIABILITIES AND SHAREHOLDERS EQUITY
Current Liabilities:
  Current portion of long-term debt  ...............................  $  2,321   $  4,756
  Accounts payable and accrued expenses  ...........................    89,564    101,156
  Deferred revenues  ...............................................    38,485     72,096
  Other  ...........................................................       479      3,691
                                                                    ---------- -----------
   Total current liabilities  ......................................   130,849    182,059
Revolving Credit Loan and Long-term Debt ...........................   188,582    241,915
Other Liabilities ..................................................    14,286     16,608
Shareholders Equity:
  Preferred stock, $1.00 par value; authorized 5,000,000 shares;
  none  outstanding
  Common stock, $.01 par value, authorized 100,000,000 shares;
   issued and outstanding 27,340,288 and 27,813,832 shares  ........       273        278
  Additional paid-in capital  ......................................   255,262    255,691
  Accumulated deficit  .............................................   (73,516)   (53,600)
  Other  ...........................................................    (1,226)    (1,274)
                                                                    ---------- -----------
   Total Shareholders' Equity  .....................................   180,793    201,095
                                                                    ---------- -----------
Total Liabilities and Shareholders' Equity .........................  $514,510   $641,677
                                                                    ========== ===========


          See notes to condensed consolidated financial statements.

                  DECISIONONE HOLDINGS CORP. AND SUBSIDIARIES
                CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                                 (UNAUDITED)
                 (IN THOUSANDS, EXCEPT PER SHARE INFORMATION)

                                            THREE MONTHS ENDED     NINE MONTHS ENDED
                                                 MARCH 31,             MARCH 31,
                                          --------------------- ---------------------
                                              1996       1997       1996       1997
                                          ---------- ---------- ---------- ----------
Revenues .................................  $172,673   $205,070   $369,167   $572,749
Cost of Revenues .........................   129,962    150,372    272,708    427,969
                                          ---------- ---------- ---------- ----------
Gross Profit .............................    42,711     54,698     96,459    144,780
Operating Expenses:
  Selling, general and administrative
   expenses  .............................    22,303     28,228     56,519     82,878
  Amortization of intangibles  ...........     4,872      6,390     10,617     16,861
                                          ---------- ---------- ---------- ----------
    Total Operating Expenses  ............    27,175     34,618     67,136     99,739
Operating Income .........................    15,536     20,080     29,323     45,041
                                          ---------- ---------- ---------- ----------
Interest Expense, Net of Interest Income       5,801      3,689     11,220     10,704
                                          ---------- ---------- ---------- ----------
Income Before Income Taxes ...............     9,735     16,391     18,103     34,337
Provision for Income Taxes ...............     3,893      6,884      7,237     14,421
                                          ---------- ---------- ---------- ----------
Net Income ...............................  $  5,842   $  9,507   $ 10,866   $ 19,916
                                          ========== ========== ========== ==========
Per Common Share:
-----------------
Net Income................................  $   0.25   $   0.32   $   0.46   $   0.66
Weighted Average Number of
 Common Shares and Equivalent Shares
 Outstanding .............................    23,469     30,062     23,424     30,066

          See notes to condensed consolidated financial statements.

                 DECISIONONE HOLDINGS CORP. AND SUBSIDIARIES
               CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (UNAUDITED)
                                (In thousands)

                                                                              NINE MONTHS ENDED
                                                                                  MARCH 31,
                                                                          -----------------------
                                                                              1996        1997
                                                                          ----------- -----------
Operating Activities:

  Net income..............................................................  $  10,866   $  19,916
Adjustments to reconcile net income to net cash provided by operating activities:

  Depreciation and amortization of property and equipment.................      5,611       9,836
  Amortization of intangibles.............................................     10,617      16,861
  Amortization of repairable parts........................................     23,017      45,642
  Changes in assets and liabilities, net of effects of business
   acquisitions...........................................................    (14,622)    (34,601)
                                                                          ----------- -----------
   Net cash provided by operating activities..............................     35,489      57,654
Investing Activities:

  Business acquisitions...................................................   (273,725)    (34,433)
  Capital expenditures, net of retirements................................     (3,331)     (6,093)
  Repairable parts purchases..............................................    (31,715)    (64,803)
                                                                          ----------- -----------
   Net cash used in investing activities..................................   (308,771)   (105,329)
Financing Activities:

  Proceeds from issuance of common stock..................................      1,631         434
  Proceeds from issuance of redeemable preferred stock....................     31,392          --
  Proceeds from issuance of subordinated debentures and warrants .........     30,126          --
  Proceeds from borrowings................................................    260,945      52,915
  Payments on borrowings..................................................    (48,062)        ---
  Principal payments under capital leases.................................         --        (961)
                                                                          ----------- -----------
   Net cash provided by financing activities..............................    276,032      52,388
 Effect of exchange rates on cash.........................................        (20)        (48)
                                                                          ----------- -----------
Net change in cash and cash equivalents...................................      2,730       4,665
Cash and cash equivalents beginning of period.............................      2,659       8,221
                                                                          ----------- -----------
Cash and cash equivalents end of period...................................  $   5,389   $  12,886
                                                                          =========== ===========

          See notes to condensed consolidated financial statements.

                 DECISIONONE HOLDINGS CORP. AND SUBSIDIARIES
             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
      FOR THE THREE AND NINE MONTH PERIODS ENDED MARCH 31, 1996 AND 1997
                                 (UNAUDITED)
                            (DOLLARS IN THOUSANDS)

NOTE 1: BASIS OF PRESENTATION

   The accompanying unaudited condensed consolidated financial statements of DecisionOne Holdings Corp. and Subsidiaries (the "Company") have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission and, therefore, do not include all information and footnotes necessary for presentation of financial position, results of operations and cash flows required by generally accepted accounting principles. The June 30, 1996 balance sheet was derived from the Company's audited consolidated financial statements. The information furnished reflects all adjustments (consisting of normal recurring adjustments) which are, in the opinion of management, necessary for a fair summary of the financial position, results of operations and cash flows. The Notes have been prepared based on information available as of May 15, 1997 except with respect to Note 5 which has been updated. The financial statements should be read in conjunction with the audited historical consolidated financial statements of the Company and notes thereto filed with the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1996, as amended.

NOTE 2: INCOME PER COMMON SHARE

   Pursuant to Securities and Exchange Commission Staff Accounting Bulletins, primary income per share for the three and nine month periods ended March 31, 1996, presented in connection with the Company's initial public offering of common stock in its Registration Statement on Form S-1, as amended, dated April 3, 1996 (the "Offering"), also includes amounts computed on options and warrants issued within twelve months of the filing date as if they were outstanding for all periods presented, even when the result is anti-dilutive, using the treasury stock method and the Company's initial public offering price. Additionally, the computation of primary income per common share for the three and nine month periods ended March 31, 1996 includes the conversion of all shares of preferred stock, which automatically converted into shares of common stock as of the closing of the Offering, as if they were outstanding for all periods presented, even when the result is anti-dilutive.

   In February, 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings Per Share ("SFAS 128"). SFAS 128, which supersedes Accounting Principles Board Opinion No. 15, Earnings Per Share, requires a dual presentation of basic and diluted earnings per share as well as disclosures including a reconciliation of the computation of basic earnings per share to diluted earnings per share. Basic earnings per share excludes the dilutive impact of common stock equivalents and is computed by dividing net income by the weighted average number of shares of common stock outstanding for the period. Diluted earnings per share, which will approximate the Company's currently-reported net income per common share, includes the effect of potential dilution from the exercise of outstanding common stock equivalents into common stock, using the treasury stock method at the average market price of the Company's common stock for the period.

   SFAS 128 is effective for interim and annual financial reporting periods ending after December 15, 1997, and early adoption is not permitted. When adopted by the Company, as required, for the fiscal quarter ending December 31, 1997, all prior quarters' earnings per share information will be required to be restated on a comparable basis.

   Assuming that SFAS 128 had been implemented, pro forma basic earnings per share would have been $0.34 and $0.27 for the three month periods and $0.72 and $0.51 for the nine month periods ended March 31, 1997 and 1996, respectively. Under SFAS 128, diluted earnings per share would not have differed from net income per common share for the periods presented in the accompanying unaudited condensed consolidated statements of operations.

                 DECISIONONE HOLDINGS CORP. AND SUBSIDIARIES
     NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
      FOR THE THREE AND NINE MONTH PERIODS ENDED MARCH 31, 1996 AND 1997
                                 (UNAUDITED)
NOTE 3: BUSINESS ACQUISITION (DOLLARS IN THOUSANDS)

   On November 15, 1996, the Company acquired substantially all of the assets of the U.S. computer service business (the "Business") of Memorex Telex Corporation and certain of its affiliates (collectively, "Memorex Telex"). Memorex Telex had filed a petition in bankruptcy in the United States Bankruptcy Court in the District of Delaware on October 15, 1996; the Court approved the sale to the Company on November 1, 1996. The base purchase price was $52,500, comprised of the assumption of certain liabilities under contracts of the Business (the "Deferred Revenues"), which were estimated at closing to be $26,015, and base cash consideration of $26,485, excluding transaction and closing costs. The purchase price is subject to further adjustment based upon the actual amount of Deferred Revenues, the amount of revenues of the Business for the two calendar months prior to closing, and the actual amount of inventory. The estimated fair market values of certain assets acquired, as well as liabilities assumed, are also subject to further adjustment as additional information becomes available to the Company. During the third quarter of fiscal 1997, the estimated Deferred Revenue liability was increased by approximately $2,300.

   The primary source of funds used for the acquisition was the Company's revolving credit facility, which was increased from $225,000 to $300,000 on November 13, 1996.

NOTE 4: EMPLOYEE SEVERANCE AND EXIT COSTS

   In the second quarter of fiscal 1997, in connection with the Memorex Telex acquisition, the Company recorded a $3,400 pre-tax charge for estimated future employee severance costs, and a $0.9 million pre-tax charge for unutilized lease/contract losses ("exit costs"), primarily associated with duplicate facilities to be closed. The $3,400 charge, recorded in accordance with Statement of Financial Accounting Standards No. 112 ("SFAS 112"), Employers' Accounting for Postemployment Benefits, reflects the actuarially-determined benefit costs for the separation of employees who are entitled to benefits under pre-existing separation pay plans. These costs are included in selling, general and administrative expenses in the accompanying unaudited condensed consolidated statement of operations for the nine month period ended March 31, 1997. For further information regarding the Memorex Telex acquisition, see Note 3.

   In the second quarter of fiscal 1996, in connection with the acquisition of Bell Atlantic Business Systems Services ("BABSS"), the Company recorded pre-tax charges for exit costs of $6,900, and estimated future employee severance costs of $100. During the fourth quarter of fiscal 1996, the Company reversed $3,400 of these employee severance and exit cost liabilities. The reversal was primarily the result of the Company's ability to utilize and sublease various facilities identified in the original $7,000 combined liability. Such information was unknown to the Company when the original liability was recorded.

NOTE 5: SUBSEQUENT EVENT

   On May 4, 1997, the Company and Quaker Holding Co. ("Quaker") an affiliate of DLJ Merchant Banking Partners II, L.P. and affiliated funds and other entities, entered into a definitive Agreement and Plan of Merger (the "Merger Agreement"). Under the terms of the Merger Agreement, Quaker will merge with and into the Company, and, subject to the following sentence, the holders of each share of the Company's common stock can elect to receive $23 in cash for such share or to retain such share in the merged Company. In any event, holders will be required to retain 5.3% of the Company's common stock outstanding immediately prior to the merger. In addition, the Company and Quaker entered into a voting agreement with certain partnerships affiliated with Welsh, Carson, Anderson & Stowe and J.H. Whitney & Co., pursuant to which these partnerships, subject to certain conditions, have agreed to vote in favor

                 DECISIONONE HOLDINGS CORP. AND SUBSIDIARIES
     NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
      FOR THE THREE AND NINE MONTH PERIODS ENDED MARCH 31, 1996 AND 1997
                                 (UNAUDITED)
                           (DOLLARS IN THOUSANDS)
NOTE 5: SUBSEQUENT EVENT  (Continued)
of the merger 8,345,349 of the 14,837,501 shares of Company common stock owned by them, exclusive of warrants to purchase 468,750 shares of common stock at $0.10 per share. The 8,345,349 shares represent approximately 30% of the Company's common stock outstanding on April 21, 1997.

   The proposed merger, which will be recorded as a recapitalization for accounting purposes, is subject to a number of conditions, including regulatory approvals and approval by Company stockholders. The transaction is estimated to have an aggregate value of approximately $957,000, including refinancing of the Company's existing revolving credit facility. The Company expects the merger to close by September, 1997.

   As a result of the proposed merger, the Company and Quaker will incur various costs, currently estimated to range between $95,000 and $105,000, on a pretax basis, in connection with consummating the transaction. These costs consist primarily of professional fees, registration costs, compensation costs and other expenses. Although the exact timing, nature and amount of these merger transaction costs are subject to change, the Company expects that a one-time charge for these costs will be recorded in the quarter during which the merger is consummated.

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of DecisionOne Corporation (formerly Bell Atlantic Business Systems Services, Inc.):

   We have audited the accompanying consolidated balance sheets of DecisionOne Corporation (formerly, Bell Atlantic Business Systems Services, Inc.) and subsidiary (the "Company") as of December 31, 1994 and October 20, 1995, and the related consolidated statements of operations, stockholder's equity and of cash flows for the years ended December 31, 1993 and 1994 and the period from January 1, 1995 to October 20, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of DecisionOne Corporation and subsidiary as of December 31, 1994 and October 20, 1995, and the results of their operations and their cash flows for the years ended December 31, 1993 and 1994 and the period from January 1, 1995 to October 20, 1995 in conformity with generally accepted accounting principles.

   As discussed in Note 3 to the consolidated financial statements, the Company changed its method of accounting for income taxes and postemployment benefits as of January 1, 1993.


DELOITTE & TOUCHE LLP


Philadelphia, Pennsylvania
December 29, 1995

           DECISIONONE CORPORATION (FORMERLY, BELL ATLANTIC BUSINESS
                    SYSTEMS SERVICES, INC.) AND SUBSIDIARY
                         CONSOLIDATED BALANCE SHEETS
                                (in thousands)

                                                               DECEMBER 31,   OCTOBER 20,
                                                                   1994          1995
                                                             -------------- -------------
Assets
Current Assets:
Cash and cash equivalents....................................   $   6,456             --
 Accounts receivable, net....................................      50,743         66,426
 Inventories, net............................................      28,620         24,371
 Deferred tax asset--current.................................       6,910             --
 Prepaid expenses and other assets...........................       2,754          2,990
                                                             -------------- -------------
   Total current assets......................................      95,483         93,787
Repairable parts, net........................................      91,012         91,486
Property and equipment, net..................................      24,925         28,352
Intangibles, net.............................................      52,345         50,747
Deferred tax asset, net......................................      12,814          1,062
Other assets.................................................       1,005            499
                                                             -------------- -------------
Total assets.................................................   $ 277,584      $ 265,933
                                                             ============== =============
Liabilities and Stockholder's Equity
Current Liabilities:
 Accounts payable............................................   $  24,767      $  26,260
 Accrued expenses............................................      20,160         18,384
 Deferred revenues...........................................      14,582         29,231
 Current capitalized lease obligations.......................       1,627          1,525
 Income taxes payable........................................       1,548             --
 Due to Bell Atlantic affiliates.............................      39,579             --
                                                             -------------- -------------
   Total current liabilities.................................     102,263         75,400
Noncurrent capitalized lease obligations.....................       3,128          1,880
Due to Bell Atlantic affiliates..............................         773            862
Other liabilities............................................      23,377          1,293
Commitments and contingent liabilities
Stockholder's equity:
 Common stock, no par value; one share authorized, issued
 and  outstanding in 1994 and 1995...........................          --             --
 Additional paid-in capital..................................     276,619        314,262
 Accumulated deficit.........................................    (127,730)      (127,134)
 Foreign currency translation adjustment.....................        (846)          (630)
                                                             -------------- -------------
   Total stockholder's equity................................     148,043        186,498
                                                             -------------- -------------
Total liabilities and stockholder's equity...................   $ 277,584      $ 265,933
                                                             ============== =============

               See notes to consolidated financial statements.

               DECISIONONE CORPORATION (FORMERLY, BELL ATLANTIC
               BUSINESS SYSTEMS SERVICES, INC.) AND SUBSIDIARY
                    CONSOLIDATED STATEMENTS OF OPERATIONS
                                (IN THOUSANDS)


                                                                                      PERIOD
                                                           YEAR ENDED DECEMBER 31, JANUARY 1 TO
                                                           ----------------------- OCTOBER 20,
                                                               1993       1994         1995
                                                           ---------- ----------  --------------
Revenues:
 Service...................................................  $375,977   $457,675     $388,203
 Other.....................................................    27,405     28,418       24,283
                                                           ---------- ---------- --------------
                                                              403,382    486,093      412,486
                                                           ---------- ---------- --------------
Cost of revenues:
 Service...................................................   304,334    369,596      316,964
 Other.....................................................    21,856     21,281       20,348
                                                           ---------- ---------- --------------
                                                              326,190    390,877      337,312
                                                           ---------- ---------- --------------
Gross profit...............................................    77,192     95,216       75,174
Operating expenses:
 Selling, general and administrative expenses..............    71,096     74,627       69,980
 Amortization of intangibles...............................     4,383      3,884        1,652
                                                           ---------- ---------- --------------
Operating income...........................................     1,713     16,705        3,542
Interest expense...........................................    (3,341)    (2,203)      (1,855)
Interest income............................................       206         54          218
                                                           ---------- ---------- --------------
Income (loss) before income taxes and cumulative effect of
 accounting change.........................................    (1,422)    14,556        1,905
Provision for income taxes.................................       132      6,595        1,309
                                                           ---------- ---------- --------------
Income (loss) before cumulative effect of accounting
 change....................................................    (1,554)     7,961          596
Cumulative effect of accounting change.....................     1,881
                                                           ---------- ---------- --------------
   Net income..............................................  $    327   $  7,961     $    596
                                                           ========== ========== ==============


               See notes to consolidated financial statements.

               DECISIONONE CORPORATION (FORMERLY, BELL ATLANTIC
               BUSINESS SYSTEMS SERVICES, INC.) AND SUBSIDIARY
               CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
  YEARS ENDED DECEMBER 31, 1993 AND 1994 AND PERIOD JANUARY 1 TO OCTOBER 20,
                                     1995
                   (in thousands, except number of shares)



                                                                                CUMULATIVE
                                  COMMON STOCK                                   FOREIGN
                               ------------------   ADDITIONAL                   CURRENCY       TOTAL
                               NUMBER OF             PAID-IN     ACCUMULATED   TRANSLATION   STOCKHOLDER'S
                                SHARES     AMOUNT    CAPITAL       DEFICIT      ADJUSTMENT      EQUITY
                               ---------   ------   ----------   -----------   -----------   -------------
Balance, January 1, 1993  ...      1         $0      $295,419     $(136,018)      $(312)       $159,089
  Net income  ...............                                           327                         327
  Foreign currency
  translation  adjustment  ..                                                      (215)           (215)
  Distributions to BAC  .....                          (1,900)                                   (1,900)
                             ----------- -------- ------------ ------------- ------------- ---------------
Balance, December 31, 1993  .      1          0       293,519      (135,691)       (527)        157,301
  Net income  ...............                                         7,961                       7,961
  Foreign currency
  translation  adjustment  ..                                                      (319)           (319)
  Distributions to BAC  .....                         (16,900)                                  (16,900)
                             ----------- -------- ------------ ------------- ------------- ---------------
Balance, December 31, 1994  .      1          0       276,619      (127,730)       (846)        148,043
  Net income  ...............                                           596                         596
  Foreign currency
  translation  adjustment  ..                                                       216             216
  Distributions to BAC  .....                            (800)                                     (800)
  Contributed capital  ......                          38,443                                    38,443
                             ----------- -------- ------------ ------------- ------------- ---------------
Balance, October 20, 1995  ..      1         $0      $314,262     $(127,134)      $(630)       $186,498
                             =========== ======== ============ ============= ============= ===============

               See notes to consolidated financial statements.

               DECISIONONE CORPORATION (FORMERLY, BELL ATLANTIC
               BUSINESS SYSTEMS SERVICES, INC.) AND SUBSIDIARY
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (in thousands)


                                                                                         PERIOD
                                                           YEARS ENDED DECEMBER 31,    JANUARY 1,
                                                           ------------------------  TO OCTOBER 20,
                                                                 1993       1994          1995
                                                               --------   --------   --------------
Operating activities:
  Net income  ...............................................  $    327   $  7,961     $    596
  Adjustments to reconcile net income to net cash provided
  by operating activities:
       Depreciation and amortization of property and
        equipment............................................     7,572      8,499        7,171
       Amortization of intangibles...........................     4,383      3,884        1,652
       Amortization of repairable parts......................    43,443     43,450       28,767
       Loss on fixed asset retirements ......................       259        215          165
       Provision for accounts receivable ....................     1,213        810          810
       Provision for inventory obsolescence .................     5,351      4,802        6,365
       Changes in operating assets and liabilities, net of
         effects from contributed capital, which provided
         (used) cash:
           Accounts receivable  .............................    (9,448)    (7,660)     (18,305)
           Inventories  .....................................    (4,321)    (3,800)      (2,116)
           Accounts payable  ................................     5,673      7,755        1,493
           Accrued expenses  ................................     3,734      3,391        2,953
           Deferred revenues  ...............................     5,154       (757)      14,649
           Net changes in income taxes, deferred taxes,
             other assets and liabilities  ..................    (2,865)      (189)       4,415
                                                              --------- ---------- --------------
             Net cash provided by operating activities  .....    60,475     68,361       48,615
                                                              --------- ---------- --------------
Investing activities:
  Capital expenditures  .....................................    (8,336)    (9,585)     (10,763)
  Repairable parts purchases  ...............................   (29,833)   (45,907)     (29,241)
  Proceeds from sale of fixed assets  .......................       124         --           --
                                                             ---------- ---------- --------------
         Net cash used in investing activities  .............   (38,045)   (55,492)     (40,004)
                                                             ---------- ---------- --------------
Financing activities:
  Distributions to shareholder  .............................    (1,900)   (16,900)      (3,475)
  Net borrowings (repayments) on affiliated debt  ...........   (19,029)     7,544      (10,242)
  Additions to capital lease obligations  ...................     1,825      2,283
  Payments on capital lease obligations  ....................    (1,309)    (1,357)      (1,350)
                                                             ---------- ---------- --------------
         Net cash used in financing activities  .............   (20,413)    (8,430)     (15,067)
                                                             ---------- ---------- --------------
Net increase (decrease) in cash and cash equivalents  .......     2,017      4,439       (6,456)
Cash and cash equivalents, beginning of year ................        --      2,017        6,456
                                                             ---------- ---------- --------------
Cash and cash equivalents, end of year ......................  $  2,017   $  6,456           --
                                                             ========== ========== ==============
Supplemental disclosures of cash flow information:
  Net cash paid during the year for:
    Interest  ...............................................  $  3,409   $  2,307     $  1,986
    Income taxes  ...........................................     1,598      8,366        5,237
Noncash investing and financing activities:
  Assets and liabilities contributed to capital by
  stockholder:
    Accounts receivable  ....................................                          $  1,812
    Accounts payable  .......................................                            (4,729)
    Notes payable  ..........................................                           (29,248)
    Income tax payable  .....................................                             1,675
    Deferred taxes  .........................................                            17,079
    Employee related liabilities  ...........................                           (27,707)
                                                                                   --------------
                                                                                       $(41,118)
                                                                                   ==============

               See notes to consolidated financial statements.

               DECISIONONE CORPORATION (FORMERLY, BELL ATLANTIC
               BUSINESS SYSTEMS SERVICES, INC.) AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    YEARS ENDED DECEMBER 31, 1993 AND 1994
                   AND PERIOD JANUARY 1 TO OCTOBER 20, 1995
                                (In thousands)

1. NATURE OF BUSINESS

   The consolidated financial statements include the accounts of DecisionOne Corporation (formerly, Bell Atlantic Business Systems Services, Inc. ("BABSS")) and its wholly-owned subsidiary, Sorbus Canada Ltd. (the "Company"). Prior to the acquisition discussed below, BABSS had been wholly owned by Bell Atlantic Business Systems, Inc., a subsidiary of Bell Atlantic Enterprises International, Inc., and, ultimately by Bell Atlantic Corporation ("BAC"). The Company is a provider of multivendor computer maintenance service and technology support services.

   On September 19, 1995, BAC entered into a stock purchase agreement (the "Agreement") to sell all of the outstanding common stock of BABSS to Decision Servcom, Inc. ("Operating Co."), an independent provider of computer maintenance services in the mid-range computer market, for a cash purchase price of approximately $250,000. In connection with the acquisition, the Company's name was changed from BABSS to DecisionOne Corporation, and Operating Co. was merged into it.

   The Company's wholly-owned international subsidiary is not significant to the Company's financial statements.

2. BASIS OF PRESENTATION

   The Company was acquired effective October 20, 1995, through a transaction accounted for using the purchase method of accounting. The accounts of the Company do not reflect the allocation of the purchase price.

   BAC's retention of certain of the Company's liabilities, and net of certain assets (including cash and cash equivalents), has been accounted for as a contribution of capital in the Company's accompanying consolidated statements of stockholder's equity for the period ended October 20, 1995. See
Note 4.

   Obligations arising out of employee benefit and pension plans accrued prior to October 20, 1995, as well as certain claims and causes of action related to the Company's actions or omissions that occurred prior to October 20, 1995 have been retained by BAC. Therefore, no accruals for the aforementioned have been made in the Company's accompanying consolidated balance sheet as of October 20, 1995.

3. SIGNIFICANT ACCOUNTING POLICIES

   CONSOLIDATION -- The consolidated financial statements include the accounts of BABSS and its wholly owned subsidiary. All intercompany balances and transactions have been eliminated in consolidation.

   CASH AND CASH EQUIVALENTS -- Cash and cash equivalents are highly liquid investments with remaining maturities of three months or less at the time of purchase.

   INVENTORIES -- Inventories are stated at the lower of cost or market, cost being determined using the weighted average method. Inventories consist of consumable replacement parts which are charged to operations when used. Inventories are stated net of a provision for obsolescence of $21,718, $22,742 and $23,852 at December 31, 1993 and 1994 and October 20, 1995,
respectively.

   REPAIRABLE PARTS -- Repairable parts are required in order to meet the requirements of the contracts with the Company's maintenance customers. These parts are primarily purchased from equipment manufacturers or other third parties. As these parts are purchased, they are capitalized at cost and amortized using the straight-line method over five years, the estimated useful life of these repairable parts.

               DECISIONONE CORPORATION (FORMERLY, BELL ATLANTIC
               BUSINESS SYSTEMS SERVICES, INC.) AND SUBSIDIARY
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
                    YEARS ENDED DECEMBER 31, 1993 AND 1994
                   AND PERIOD JANUARY 1 TO OCTOBER 20, 1995
                               (In thousands)
3. SIGNIFICANT ACCOUNTING POLICIES  (Continued)
When a repairable part is used in providing maintenance services to a customer's equipment, the defective part taken from the equipment is exchanged for the repairable part taken from the Company's inventory. Repairable parts are repaired by the Company based upon anticipated need and generally have an economic life that extends beyond the normal life cycle of the applicable product. Costs of refurbishing parts are charged to operations as incurred. Repairable parts are stated at cost, less accumulated amortization of $68,803 and $74,411 as of December 31, 1994 and October 20, 1995, respectively. Repairable parts amortization expense for the years ended December 31, 1993 and 1994 and the period ended October 20, 1995 was $43,443, $43,450 and $28,767, respectively.

   No such impairment writedowns were required in the years ended December 31, 1993, or 1994, or in the period ended October 20, 1995.

   PROPERTY AND EQUIPMENT -- Property and equipment are stated at cost. Depreciation is provided for using the straight-line method over the estimated useful lives of the depreciable assets. Capitalized equipment leases and leasehold improvements are amortized over the shorter of the related lease terms or asset lives. Maintenance and repairs are charged to expense as incurred; renewals and betterments are capitalized. Upon retirement or disposition of property and equipment, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is charged to operations.

   INTANGIBLE ASSETS -- Intangible assets are comprised of excess purchase price over net assets acquired ("goodwill") and the fair value of acquired customer contracts.

   Goodwill is being amortized on a straight-line basis over a life of 25 to 40 years. Other intangibles are being amortized on a straight-line basis, with lives between 2 to 18 years.

   CARRYING VALUE OF LONG-TERM ASSETS -- The Company evaluates the carrying value of long-term assets, property and equipment, repairable parts and intangible assets, based upon current and anticipated undiscounted cash flows, and recognizes an impairment when such estimated cash flows will be less than the carrying value of the asset. Measurement of the amount of impairment, if any, is based upon the difference between carrying value and fair value.

   SERVICE REVENUE -- The Company enters into maintenance contracts whereby it services various manufacturers' equipment. Revenues from these contracts are recorded as deferred revenues and are recognized ratably over the term of the contract. Revenues derived from the maintenance of equipment not under contract are recognized as the service is performed.

   FOREIGN CURRENCY TRANSLATION -- Gains and losses resulting from foreign currency translation are accumulated in a separate component of shareholder's equity titled, "Cumulative Foreign Currency Translation Adjustment". Gains and losses resulting from foreign currency transactions are not significant and are included in operations.

   CREDIT RISK -- Concentration of credit risk with respect to trade receivables is limited due to the large number of customers comprising the Company's customer base and their dispersion across many industries.

   INCOME TAXES -- The Company is included in the consolidated federal tax return of BAC. Calculation of the Company's income taxes on a separate return basis would not result in any change to the amounts reflected in the consolidated financial statements. Effective January 1, 1993, the Company changed its policy of accounting for income taxes to conform to Statement of Financial Accounting Standards

               DECISIONONE CORPORATION (FORMERLY, BELL ATLANTIC
               BUSINESS SYSTEMS SERVICES, INC.) AND SUBSIDIARY
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
                    YEARS ENDED DECEMBER 31, 1993 AND 1994
                   AND PERIOD JANUARY 1 TO OCTOBER 20, 1995
                                 (In thousands)
3. SIGNIFICANT ACCOUNTING POLICIES  (Continued)
("SFAS") No. 109, Accounting for Income Taxes. The Company previously followed Accounting Principles Board Opinion No. 11, "Accounting for Income Taxes." SFAS No. 109 requires, among other things, the accrual of deferred tax liabilities for future taxable amounts, deferred tax assets for future deductions and operating loss carryforwards, and a valuation allowance to reduce deferred tax assets to the amounts that are more likely than not to be realized. The cumulative effect of adopting SFAS No. 109 as of January 1, 1993 resulted in a non-cash increase to net income of $1,881 for the initial adjustment of deferred tax balances to reflect the tax rates in effect at adoption.

   FAIR VALUE OF FINANCIAL INSTRUMENTS -- The following disclosure of the estimated fair value of financial instruments was made in accordance with the requirements of SFAS No. 107, Disclosures about Fair Value of Financial Instruments. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies.

   CASH AND CASH EQUIVALENTS, ACCOUNTS RECEIVABLE, AND ACCOUNTS PAYABLE -- The carrying amount of these items are a reasonable estimate of their fair value.

   NOTES PAYABLE -- Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate the fair value for debt issues, accordingly, the carrying amount of debt is a reasonable estimate of its fair value.

   USE OF ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   PENSION PLAN -- Substantially all of the Company's employees participated in a noncontributory defined benefit pension plan sponsored by BAC for the years ended December 31, 1993 and 1994 and for the period ended October 20, 1995. Amounts contributed by the Company to the pension plan were determined by BAC based principally on the aggregate cost actuarial method, and are subject to applicable federal income tax regulations. The obligation of the pension plan which has been terminated as of October 20, 1995, will be assumed by BAC.

   POSTEMPLOYMENT BENEFITS -- Effective January 1, 1993, the Company adopted the provisions of SFAS No. 112, Employers' Accounting for Postemployment Benefits. SFAS No. 112 establishes accrual accounting standards for employer-provided benefits which cover former or inactive employees after employment, but before retirement. The adoption of SFAS No. 112 on January 1, 1993 did not have a material effect on the Company's consolidated financial position or results of operations.

   The Company's employees, if eligible, are provided post employment benefits under plans administered by BAC for the years ended December 31, 1993 and 1994 and for the period ended October 20, 1995. Amounts contributed by the Company to the benefit plans were determined by BAC based on an actuarial methodology. BAC has assumed all such liabilities accrued as of October 20, 1995.

4. CONTRIBUTED CAPITAL

   Effective October 20, 1995, in accordance with the Agreement between BAC and Operating Co., the Company accounted for BAC's retention of liabilities, net of certain assets, as a contribution of capital.

               DECISIONONE CORPORATION (FORMERLY, BELL ATLANTIC
               BUSINESS SYSTEMS SERVICES, INC.) AND SUBSIDIARY
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
                    YEARS ENDED DECEMBER 31, 1993 AND 1994
                   AND PERIOD JANUARY 1 TO OCTOBER 20, 1995
                                (In thousands)
4. CONTRIBUTED CAPITAL  (Continued)
    Amounts contributed to capital were as follows:

Cash ..................................  $ (2,675)
Accounts receivable....................    (1,812)
Accounts payable and accrued expenses       4,729
Income taxes payable...................    (1,675)
Notes payable to affiliates............    29,248
Deferred taxes.........................   (17,079)
Employee related liabilities...........    27,707
                                       ----------
Net amount contributed to capital .....  $ 38,443
                                       ==========


5. ACCOUNTS RECEIVABLE

                                            DECEMBER 31,   OCTOBER 20,
                                                1994          1995
                                          -------------- -------------
Trade receivables.........................    $51,513        $68,136
Due from affiliates.......................      1,655          1,362
Other.....................................        847            697
                                          -------------- -------------
                                               54,015         70,195
Less allowance for uncollectible accounts.     (3,272)        (3,769)
                                          -------------- -------------
                                              $50,743        $66,426
                                          ============== =============

6. PROPERTY AND EQUIPMENT

   Property and equipment consisted of the following:


                                            DECEMBER 31,   OCTOBER 20,
                                                1994          1995
                                          -------------- -------------
Land and buildings........................    $  2,419      $  2,509
Equipment, furniture and fixtures ........      48,008        54,722
Leasehold improvements....................       3,964         4,721
Other.....................................      11,461        10,854
                                          -------------- -------------
                                                65,852        72,806
Accumulated depreciation and amortization.     (40,927)      (44,454)
                                          -------------- -------------
                                              $ 24,925      $ 28,352
                                          ============== =============


   The principal lives (in years) used in determining depreciation rates of various assets are: buildings (40); computers and equipment (5); furniture and fixtures (10); office machines (10); and leasehold improvements (term of related leases).

   Depreciation expense was $7,572 and $8,499, for the years ended December 31, 1993 and 1994, respectively, and $7,171 for the period ended October 20, 1995.

                DECISIONONE CORPORATION (FORMERLY, BELL ATLANTIC
                BUSINESS SYSTEMS SERVICES, INC.) AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
                     YEARS ENDED DECEMBER 31, 1993 AND 1994
                    AND PERIOD JANUARY 1 TO OCTOBER 20, 1995
                                 (In thousands)

7. INTANGIBLES
   Intangibles consisted of the following:

                           DECEMBER 31,   OCTOBER 20,
                              1994           1995
                         -------------- -------------
Customer contracts.......    $  8,500      $  8,500
Goodwill.................      59,141        59,214
                         -------------- -------------
                               67,641        67,714
Accumulated
 amortization............     (15,296)      (16,967)
                         -------------- -------------
                             $ 52,345      $ 50,747
                         ============== =============

   The Company periodically evaluates the fair value of goodwill and other intangible assets and recognizes an impairment when it is probable that estimated future undiscounted cash flows will be less than the carrying value of the asset. No writedowns of goodwill or other intangible assets were made in 1993, 1994 or 1995.

   Amortization expense relating to intangibles was approximately $4,383 and $3,884 for the years ended December 31, 1993 and 1994, respectively, and $1,652 for the period ended October 20, 1995.

8. ACCRUED EXPENSES

   Accrued expenses consisted of the following:

                            DECEMBER 31,   OCTOBER 20,
                                1994          1995
                          -------------- -------------
Compensation and
 benefits.................    $ 6,642        $ 7,272
Bonuses...................      5,109          2,790
Other accrued expenses ...      8,409          8,322
                          -------------- -------------
                              $20,160        $18,384
                          ============== =============

9. INCOME TAXES

   The provision (benefit) for income taxes consisted of the following:



                                                                     PERIOD
                                                   YEARS ENDED      JANUARY 1
                                                   DECEMBER 31,        TO
                                                -----------------  OCTOBER 20,
                                                  1993     1994       1995
                                                -------- --------  -----------
Continuing operations:
 Current:
  Federal.....................................  $ 2,820   $ 7,243     $  390
  State.......................................      126       727       (110)
  Foreign.....................................      552     1,026        653
                                              --------- --------- -------------
                                                  3,498     8,996        933
                                              --------- --------- -------------
 Deferred:
  Federal.....................................   (3,119)   (2,078)       707
  State.......................................       (7)    1,455        225
  Foreign.....................................     (240)     (323)      (331)
                                              --------- --------- -------------
                                                 (3,366)     (946)       601
                                              --------- --------- -------------
 Benefit of net operating loss carryforwards:
  State.......................................       --    (1,455)      (225)
                                              --------- --------- -------------

Provision for income taxes (benefit) .........  $   132   $ 6,595     $1,309
                                              ========= ========= =============

               DECISIONONE CORPORATION (FORMERLY, BELL ATLANTIC
               BUSINESS SYSTEMS SERVICES, INC.) AND SUBSIDIARY
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
                    YEARS ENDED DECEMBER 31, 1993 AND 1994
                   AND PERIOD JANUARY 1 TO OCTOBER 20, 1995
                                (In thousands)
9. INCOME TAXES  (Continued)
    The tax effects of temporary differences that gave rise to significant portions of the deferred tax asset were as follows:

                                          DECEMBER 31,   OCTOBER 20,
                                              1994          1995
                                        -------------- -------------
Deferred tax assets (liabilities):
  Current:
    Accounts receivable  ...............    $ 1,934            --
    Inventory  .........................      5,186            --
    Accrued expenses ...................       (489)           --
    Other ..............................        279            --
    Deferred state taxes ...............      1,395            --
                                        --------------
     Gross deferred tax asset--current .      8,305            --
 Less valuation allowance...............     (1,395)           --
                                        --------------
     Net deferred tax assets--current ..      6,910            --
                                        --------------
 Non-current:
     Property and equipment  ...........      2,646         1,062
     Repairable parts ..................      2,211            --
     Employee benefits .................      8,100            --
     Deferred state taxes ..............      1,777            --
     Other .............................       (143)           --
     State net operating loss
      carryforwards ....................      5,163            --
                                        -------------- -------------
      Gross deferred tax
        asset--noncurrent ..............     19,754         1,062
 Less valuation allowance...............     (6,940)           --
                                        -------------- -------------
      Net deferred tax
         asset--noncurrent .............     12,814         1,062
                                        -------------- -------------
 Net deferred tax asset.................    $19,724        $1,062
                                        ============== =============

   The net deferred tax asset as of December 31, 1994 in essence represents an intercompany receivable from BAC, resulting from the future benefit of the inclusion of the Company's temporary differences in the consolidated U.S. federal tax return of BAC.

   The October 20, 1995 deferred tax asset related to foreign operations.

   A reconciliation between the provision (benefit) for income taxes, computed by applying the statutory income tax rate to income before income taxes, and the actual provision for income taxes follows:

                                                               1993     1994    1995
                                                            --------- ------- -------
Federal income tax provision (benefit) at statutory tax
 rate.......................................................   (35.0)%  35.0%   35.0%
State income taxes, net of federal income tax benefit  .....     5.4     3.2    (3.7)
Foreign income tax rate differential .......................     5.1     1.2     6.6
Nondeductible expenses .....................................     6.8     1.8     9.7
Amortization of goodwill....................................    33.8     4.1    21.7
Other ......................................................    (6.9)     --    (0.6)
                                                            --------- ------- -------
Actual income tax provision effective tax rate .............     9.2%   45.3%   68.7%
                                                            ========= ======= =======

               DECISIONONE CORPORATION (FORMERLY, BELL ATLANTIC
               BUSINESS SYSTEMS SERVICES, INC.) AND SUBSIDIARY
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
                    YEARS ENDED DECEMBER 31, 1993 AND 1994
                   AND PERIOD JANUARY 1 TO OCTOBER 20, 1995
                                (In thousands)
 10. LEASE COMMITMENTS

   The Company leases certain computer equipment under noncancellable capital leases. The Company conducts its operations primarily from leased warehouses and office facilities and uses certain computer, data processing and other equipment under operating lease agreements expiring at various dates during the next six years.

   Future minimum payments under noncancellable capital leases and operating leases as of October 20, 1995 are as follows:

                                          CAPITAL   OPERATING
                                          LEASES     LEASES
                                        --------- -----------
October 21, 1995 to December 31, 1995 ..  $  364     $ 3,639
1996....................................   1,669      15,308
1997....................................   1,261      13,456
1998....................................     400      10,885
1999....................................      58       8,343
2000....................................      55       4,588
Thereafter..............................      --          11
                                        --------- -----------
Total minimum lease payments............   3,807     $56,230
Less amount representing interest ......     402
                                        ---------
Present value of minimum lease
 payments...............................   3,405
Less current obligations................   1,525
                                        ---------
Noncurrent obligations..................  $1,880
                                        =========

   Rental expense for operating leases was $12,609 and $14,145 for the years ended December 31, 1993 and 1994 and $12,749 for the period ended October 20, 1995.

11. BENEFIT PLANS

   Substantially all of the Company's employees were covered under a noncontributory pension benefit plan sponsored by BAC, which plan was terminated on October 20, 1995 (see Note 3). The pension benefit formula used in the determination of pension cost is based on the greater of a flat dollar amount per year of service or a stated percentage of adjusted career average income. BAC's objective in funding the plan is to accumulate funds at a relatively stable rate over participants' working lives so that benefits are fully funded at retirement. Plan assets consist principally of investments in corporate equity securities, U.S. Government and corporate debt securities and real estate.

   SFAS No. 87 requires a comparison of the actuarial present value of projected benefit obligations with the fair value of plan assets, the disclosure of the components of net periodic pension costs and a reconciliation of the funded status of the plan with amounts recorded on the balance sheet. Such disclosures are not presented for the Company because the structure of the plan does not allow for determination of this information on an individual company basis.

               DECISIONONE CORPORATION (FORMERLY, BELL ATLANTIC
               BUSINESS SYSTEMS SERVICES, INC.) AND SUBSIDIARY
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
                    YEARS ENDED DECEMBER 31, 1993 AND 1994
                   AND PERIOD JANUARY 1 TO OCTOBER 20, 1995
                                (In thousands)
11. BENEFIT PLANS  (Continued)
    The Company recognized pension expense of $3,243 and $4,202 for the years ended December 31, 1993 and 1994 and $4,846 for the period ended October 20, 1995.

   The assumptions used in the actuarial computations by BAC for determination of the above pension expense were as follows:

                                                   1993    1994    1995
                                                 ------- ------- -------
Discount rate ...................................  7.25%   8.25%   7.25%
Expected long-term rate of return on plan assets.  8.25    8.25    8.25
Future compensation growth rate .................  5.25    5.25    4.75

   Substantially all of the Company's employees participate in a savings plan provided by BAC which provides opportunities for eligible employees to save for retirement on a tax deferred basis. The Company recognized contribution expense of $1,482 and $1,531 for the years ended December 31, 1993 and 1994 and $1,602 for the period ended October 20, 1995.

   Under the Agreement, Operating Co. assumed no liabilities of the Company relating to employee benefit programs.

12. OTHER LIABILITIES

   Other liabilities consisted of the following:

                                            DECEMBER 31,   OCTOBER 20,
                                                1994          1995
                                          -------------- -------------
Other postemployment benefit liabilities      $19,120        $   --
Accrued pension cost .....................      3,220            --
Other noncurrent liabilities .............      1,037         1,293
                                          -------------- -------------
                                              $23,377        $1,293
                                          ============== =============

   Effective October 20, 1995, employee related liabilities (including other postemployment benefit liabilities and accrued pension costs) were contributed to capital by BAC. (see Note 4).

13. COMMITMENTS AND CONTINGENT LIABILITIES

   The Company is a defendant in a number of lawsuits in the ordinary course of business, including actions alleging wrongful termination of employment and breach of contract. In several of the alleged wrongful termination cases, the plaintiffs are seeking punitive damages. The Company believes it has meritorious defenses to all of the claims and is vigorously defending the lawsuits. Although the ultimate outcome of these lawsuits cannot be predicted with certainty, the Company's management, after consultation with legal counsel, does not expect that such lawsuits will have a material adverse effect on the Company's financial condition, results of operation or liquidity.

               DECISIONONE CORPORATION (FORMERLY, BELL ATLANTIC
               BUSINESS SYSTEMS SERVICES, INC.) AND SUBSIDIARY
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
                    YEARS ENDED DECEMBER 31, 1993 AND 1994
                   AND PERIOD JANUARY 1 TO OCTOBER 20, 1995
                                 (In thousands)
14. RELATED PARTY TRANSACTIONS

   The Company engages in various activities with Bell Atlantic affiliated companies. Amounts due from the affiliated companies consisted of the following:

                                        DECEMBER 31,   OCTOBER 20,
                                            1994          1995
                                      -------------- -------------
Bell Atlantic Network Services, Inc.       $  797        $  806
Bell Atlantic Network Integration  ...        252           281
New Jersey Bell ......................         65            70
Bell of Pennsylvania .................         35            62
C&P Telephone Company--Maryland  .....         96            35
Other ................................        410           108
                                      -------------- -------------
  Total due from affiliates ..........     $1,655        $1,362
                                      ============== =============

   Amounts due to the affiliated companies consisted of the following:

                                                DECEMBER 31,   OCTOBER 20,
                                                    1994          1995
                                              -------------- -------------
Bell Atlantic Enterprises International ......    $ 3,856        $  309
Bell Atlantic Professional Services...........        110           297
Bell Atlantic Customer Services International.        239
Other.........................................        340           159
                                              -------------- -------------
  Total accounts payable affiliates...........      4,545           765
                                              -------------- -------------
Notes payable--FSI............................     39,579
Notes payable--BAP............................        773           862
                                              -------------- -------------
  Total notes payable affiliates..............     40,352           862
                                              -------------- -------------
  Total due to affiliates.....................    $44,897        $1,627
                                              ============== =============

   The Company engages in various activities with affiliated companies. The amount due to Bell Atlantic Financial Services, Inc. ("FSI") at December 31, 1994 is represented by a promissory note for the aggregate unpaid principal balance plus interest on demand. The interest rates charged are based on the weighted average cost of FSI's outstanding borrowings during the month. The weighted average interest rate for 1994 and 1995 was approximately 5.8%.

   The amount due to Bell Atlantic Properties ("BAP") is also represented by a promissory note for the aggregate unpaid principal balance plus interest. Interest is payable monthly on the unpaid principal at the rate of 9.88% per annum.

   Effective October 20, 1995, notes payable excluding interest of $29,248 due to FSI, and $4,650 of accounts payable due to affiliates were contributed to capital by BAC. See Note 4.

               DECISIONONE CORPORATION (FORMERLY, BELL ATLANTIC
               BUSINESS SYSTEMS SERVICES, INC.) AND SUBSIDIARY
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
                    YEARS ENDED DECEMBER 31, 1993 AND 1994
                   AND PERIOD JANUARY 1 TO OCTOBER 20, 1995
                                 (In thousands)
14. RELATED PARTY TRANSACTIONS  (Continued)
    Transactions with affiliated companies had the following impact on the results of operations:

                                                                        PERIOD
                                                                     JANUARY 1 TO
                                                    YEARS ENDED      OCTOBER 20,
                                                 DECEMBER 31, 1993       1995
                                               ------------------- --------------
                                                  1993      1994         1995
                                               --------- --------- --------------
Revenues.......................................  $17,347   $13,971     $10,270
                                               --------- --------- --------------
Total operating and other expenses:
  Rent expense ................................  $ 5,329   $ 3,176     $ 2,626
  Other service and general and administrative
   expenses....................................   11,957    14,191       8,153
  Interest expense.............................    3,035     1,823       1,512
                                               --------- --------- --------------
                                                 $20,321   $19,190     $12,291
                                               ========= ========= ==============

INDEPENDENT AUDITORS' REPORT


DecisionOne Holdings Corp.:

We have audited the consolidated financial statements of DecisionOne Holdings Corp. and subsidiaries as of June 30, 1995 and 1996, and for each of the three years in the period ended June 30, 1996, and have issued our report thereon dated August 30, 1996, (included elsewhere in this Registration Statement). Our audits also included the financial statement schedules listed in Item 21 of this Registration Statement. These financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, the financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

DELOITTE & TOUCHE LLP
Philadelphia, Pennsylvania
August 30, 1996

                                                                    SCHEDULE I

                          DECISIONONE HOLDINGS CORP.
                CONDENSED FINANCIAL INFORMATION OF REGISTRANT
                           CONDENSED BALANCE SHEET
                            (PARENT COMPANY ONLY)
                     (IN THOUSANDS, EXCEPT SHARE AMOUNTS)


                                                                     JUNE 30,
                                                              ---------------------   MARCH 31
                                                                  1995       1996       1997
                                                              ---------- ----------   --------
                                                                                     (UNAUDITED)
ASSETS
  Investment in equity of subsidiaries........................  $ 21,488   $180,793   $201,095
                                                              ---------- ---------- -----------
Total assets..................................................  $ 21,488   $180,793   $201,095
                                                              ========== ========== ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
  Redeemable preferred stock .................................     6,811
Shareholders' Equity:
  Preferred stock, $1.00 par value; authorized 5,000,000
  shares;  none outstanding
 Common stock, $.01 par value--authorized, 25,000,000  shares in 1995 and 100,000,000 shares in 1996 and 1997;  issued and outstanding 8,935,348 shares in 1995, 27,340,288  shares in
  1996 and 27,813,832 shares in 1997..........................  $     89   $    273   $    278
  Additional paid-in capital..................................   107,991    255,262    255,691
  Accumulated deficit.........................................   (92,378)   (73,516)   (53,600)
  Foreign currency translation adjustment.....................       680        622        574
  Pension liability adjustment................................    (1,705)    (1,848)    (1,848)
                                                              ---------- ---------- -----------
     Total shareholders' equity...............................    14,677    180,793    201,095
                                                              ========== ========== ===========
  Total liabilities and shareholders' equity .................  $ 21,488   $180,793   $201,095
                                                              ========== ========== ===========


         See notes to condensed financial information of registrant.

                                                                    SCHEDULE I

                          DECISIONONE HOLDINGS CORP.
                CONDENSED FINANCIAL INFORMATION OF REGISTRANT
                      CONDENSED STATEMENT OF OPERATIONS
                            (PARENT COMPANY ONLY)
                                (IN THOUSANDS)


                                          YEARS ENDED JUNE 30,       NINE MONTHS
                                     -----------------------------      ENDED
                                        1994      1995      1996    MARCH 31, 1997
                                     --------- --------- ---------  --------------
                                                                     (UNAUDITED)
Equity in net income of subsidiaries.  $10,112   $42,528   $18,862     $19,916
                                     --------- --------- --------- --------------
Net income...........................  $10,112   $42,528   $18,862     $19,916
                                     ========= ========= ========= ==============

         See notes to condensed financial information of registrant.

                                                                    SCHEDULE I

                          DECISIONONE HOLDINGS CORP.
                CONDENSED FINANCIAL INFORMATION OF REGISTRANT
                      CONDENSED STATEMENT OF CASH FLOWS
                            (PARENT COMPANY ONLY)
                                (IN THOUSANDS)


                                                         YEARS ENDED JUNE 30         NINE MONTHS
                                                 ---------------------------------      ENDED
                                                     1994       1995       1996     MARCH 31, 1997
                                                 ---------- ---------- -----------  --------------
                                                                                     (UNAUDITED)
Operating Activities:
  Net income.....................................  $ 10,112   $ 42,528   $  18,862     $ 19,916
  Adjustment to reconcile net income to net cash
   provided by operating activities..............   (10,112)   (42,528)    (17,416)     (19,916)
                                                 ---------- ---------- ----------- --------------
     Net cash provided by operating activities...        --         --       1,446           --
                                                 ---------- ---------- ----------- --------------
Investing Activities--contribution to capital of
 subsidiaries....................................    (2,250)              (142,090)        (434)
                                                 ---------- ---------- ----------- --------------
Financing Activities:
  Proceeds from issuance of preferred stock......     2,250                 31,392
  Proceeds from issuance of common stock
   and warrants .................................                          110,698          434
  Dividends paid on preferred stock .............                           (1,446)
                                                 ----------            ----------- --------------
     Net cash provided by financing activities...     2,250                140,644          434
                                                 ----------            ----------- --------------
  Net Change in Cash.............................  $     --              $      --     $     --
                                                 ==========            =========== ==============

         See notes to condensed financial information of registrant.

                                                                    SCHEDULE I

                          DECISIONONE HOLDINGS CORP.
            NOTES TO CONDENSED FINANCIAL INFORMATION OF REGISTRANT
                            (Parent Company Only)

1. BASIS OF PRESENTATION

   The accompanying condensed financial statements include the accounts of DecisionOne Holdings Corp. (the Parent) and on an equity basis its subsidiaries and should be read in conjunction with the consolidated financial statements of DecisionOne Holdings Corp. and Subsidiaries (the "Company") and the notes thereto.

2. SUBSEQUENT EVENT

   On May 4, 1997, the Parent and Quaker Holding Co. ("Quaker") an affiliate of DLJ Merchant Banking Partners II, LP an affiliated funds and other entities, entered into a definitive Agreement and Plan of Merger (the "Merger Agreement"). Under the terms of the Merger Agreement, Quaker will merge with and into the Parent. Under the terms of the Merger Agreement, the, subject to the following sentence, holders of each share of the Parent's common stock can elect to receive $23 in cash for such share or to retain such share in the merged Company. In any event, holders will be required to retain 5.3% of the Parent's stock outstanding immediately prior to the merger. In addition, the Parent and Quaker entered into a voting agreement with certain partnerships affiliated with Welsh, Carson, Anderson & Stowe and J. H. Whitney & Co., pursuant to which these partnerships, subject to certain conditions, have agreed to vote in favor of the merger 8,345,349 of the 14,837,501, respectively, shares of the Parent's common stock owned by them, exclusive of warrants to purchase 468,750 shares of common stock at $0.10 per share. The 8,345,349 shares represent approximately 30% of the Parent's common stock outstanding on April 21, 1997.

   The proposed merger, which will be recorded as a recapitalization for accounting purposes, is subject to a number of conditions, including regulatory approvals and approval by the Parent's stockholders. The transaction is estimated to have an aggregate value of approximately $957 million, including refinancing of the Company's existing revolving credit facility. The Parent expects the merger to close by September, 1997.


   As a result of the proposed merger, the Parent and Quaker will incur various costs, currently estimated to range between $95 million and $105 million in connection with consummating the transaction. These costs consist primarily of professional fees, registration costs, compensation costs and other expenses. Although the exact timing, nature and amount of these merger transaction costs are subject to change, the Parent expects that a one-time pre-tax charge for these costs of approximately $76 million ($69 million after tax) will be recorded in the quarter during which the merger is consummated.

                                                                 SCHEDULE II.1

                 DECISIONONE HOLDINGS CORP. AND SUBSIDIARIES
                      VALUATION AND QUALIFYING ACCOUNTS
                                (In thousands)

                                                              ADDITIONS
                                                     -------------------------
                                         BALANCE OF    CHARGES TO   CHARGES TO                  BALANCE
                                        BEGINNING OF   CORP. AND      OTHER                     AT END
DESCRIPTION                                PERIOD       EXPENSES     ACCOUNTS    DEDUCTIONS    OF PERIOD
------------------------------------- -------------- ------------ ------------ ------------- -----------
YEAR ENDED JUNE 30, 1994
Accounts receivable--
 Allowance for uncollectible
 accounts.............................    $ 2,170        $ (162)                  $   (547)     $ 1,461
Inventory--
 Allowance for obsolescence ..........    $ 6,196        $1,580       $  594(b)                 $ 8,370
YEAR ENDED JUNE 30, 1995
Accounts receivable--
 Allowance for uncollectible accounts     $ 1,481        $1,930       $3,225(a)                 $ 6,616
Inventory--
 Allowance for obsolescence...........    $ 8,370        $1,995       $1,423(b)                 $11,788
YEAR ENDED JUNE 30, 1996
Accounts receivable--
 Allowance for uncollectible accounts     $ 6,616                     $3,434      $   (470)(a)  $ 9,580
Inventory--
 Allowance for obsolescence ..........    $11,788        $1,171       $1,450(b)   $ (3,615)     $14,794
NINE MONTH PERIOD ENDED
 MARCH 31, 1997 (UNAUDITED)
Accounts receivable--
 Allowance for doubtful accounts .....    $ 9,580        $2,726       $1,593(b)     (2,172)(a)  $11,727
Inventory--
 Allowance for obsolescence...........    $14,794        $2,088       $3,046                    $19,928

------------
(a) Amount represents net recoveries (writeoffs) during the year and allowances recorded as a result of acquisitions during the year.
(b) Amount primarily represents allowance recorded as a result of acquisitions during the year.

INDEPENDENT AUDITORS' REPORT


DecisionOne Corporation:

We have audited the consolidated financial statements of DecisionOne Corporation (formerly Bell Atlantic Business Systems Services, Inc.) and subsidiary as of December 31, 1994 and October 20, 1995, and for the years ended December 31, 1993 and 1994 and the period from January 1, 1995 to October 20, 1995, and have issued our report thereon dated December 29, 1995 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in Item 21 of this Registration Statement. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein. DELOITTE & TOUCHE LLP
Philadelphia, Pennsylvania
December 29, 1995

                                SCHEDULE II.2

                           DECISIONONE CORPORATION
   (FORMERLY, BELL ATLANTIC BUSINESS SYSTEMS SERVICES, INC.) AND SUBSIDIARY
                      VALUATION AND QUALIFYING ACCOUNTS
                                (In thousands)

                                                              ADDITIONS
                                                     -------------------------
                                         BALANCE AT    CHARGES TO   CHARGES TO                  BALANCE
                                        BEGINNING OF   COSTS AND      OTHER                     AT END
              DESCRIPTION                  PERIOD       EXPENSES     ACCOUNTS    DEDUCTIONS    OF PERIOD
------------------------------------- -------------- ------------ ------------ ------------- -----------
YEAR ENDED DECEMBER 31, 1993
Accounts receivable--
 Allowance for uncollectible accounts     $ 2,719        $1,213                    $(1,074)(a)  $ 2,858
Inventory--
 Allowance of obsolescence ...........    $21,040        $5,351                    $(4,673)(b)  $21,718
YEAR ENDED DECEMBER 31, 1994
Accounts receivable--
 Allowance for uncollectible accounts     $ 2,858        $  810                    $  (396)(a)  $ 3,272
Inventory--
 Allowance of obsolescence............    $21,718        $4,802                    $(3,778)(b)  $22,742
YEAR ENDED OCTOBER 20, 1995
Accounts receivable--
 Allowance for uncollectible
 accounts.............................    $ 3,272        $  810                    $  (313)(a)  $ 3,769
Inventory--
 Allowance of obsolescence ...........    $22,742        $6,365                    $(5,255)(b)  $23,852

------------
(a)     Amount primarily represents net write offs during the year.
(b)     Amount primarily represents the writeoff of inventory during the year.

                                                                       ANNEX A

                         AGREEMENT AND PLAN OF MERGER
                                 dated as of
                                 May 4, 1997
                                    among
                          DECISIONONE HOLDINGS CORP.
                                     and
                              QUAKER HOLDING CO.

                              TABLE OF CONTENTS

                                                                            PAGE
                                                                         --------
                                     ARTICLE 1
                                    THE MERGER

SECTION 1.01. The Merger..................................................    A-1
SECTION 1.02. Conversion (or Retention) of Shares.........................    A-2
SECTION 1.03. Elections...................................................    A-2
SECTION 1.04. Proration of Election Price.................................    A-3
SECTION 1.05. Surrender and Payment.......................................    A-4
SECTION 1.06. Dissenting Shares...........................................    A-5
SECTION 1.07. Stock Options...............................................    A-5
SECTION 1.08. Warrants....................................................    A-6
SECTION 1.09. Fractional Shares...........................................    A-6

                                    ARTICLE 2
                            THE SURVIVING CORPORATION

SECTION 2.01. Certificate of Incorporation................................    A-6
SECTION 2.02. Bylaws......................................................    A-6
SECTION 2.03. Directors and Officers......................................    A-6

                                    ARTICLE 3
                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

SECTION 3.01. Corporate Existence and Power...............................    A-6
SECTION 3.02. Corporate Authorization.....................................    A-7
SECTION 3.03. Governmental Authorization..................................    A-7
SECTION 3.04. Non-contravention...........................................    A-7
SECTION 3.05. Capitalization..............................................    A-7
SECTION 3.06. Subsidiaries................................................    A-8
SECTION 3.07. SEC Filings.................................................    A-8
SECTION 3.08. Financial Statements........................................    A-9
SECTION 3.09. Disclosure Documents........................................    A-9
SECTION 3.10. Absence of Certain Changes..................................    A-9
Section 3.11. No Undisclosed Material Liabilities.........................   A-10
Section 3.12. Litigation..................................................   A-10
Section 3.13. Taxes.......................................................   A-11
Section 3.14. ERISA.......................................................   A-11
Section 3.15. Employees...................................................   A-13
Section 3.16. Labor Matters...............................................   A-13
Section 3.17. Compliance with Laws and Court Orders.......................   A-13
Section 3.18. Licenses and Permits........................................   A-13
Section 3.19. Repairable Parts............................................   A-13
Section 3.20. Intellectual Property.......................................   A-13
Section 3.21. Finders' Fees...............................................   A-14
Section 3.22. Inapplicability of Certain Restrictions.....................   A-14
Section 3.23. Rights Plan.................................................   A-14

------------
The Table of Contents is not a part of this Agreement.

                                       i

                                                                             PAGE
                                                                          --------

                                     ARTICLE 4
                    REPRESENTATIONS AND WARRANTIES OF MERGERSUB

SECTION 4.01. Corporate Existence and Power................................  A-14
SECTION 4.02. Corporate Authorization......................................  A-14
SECTION 4.03. Governmental Authorization...................................  A-14
Section 4.04. Non-contravention............................................  A-14
Section 4.05. Disclosure Documents.........................................  A-15
Section 4.06. Finders' Fees................................................  A-15
SECTION 4.07. Financing....................................................  A-15
Section 4.08. Capitalization...............................................  A-16

                                    ARTICLE 5
                            COVENANTS OF THE COMPANY

Section 5.01. Conduct of the Company........................................ A-16
Section 5.02. Stockholder Meeting; Proxy Material........................... A-17
Section 5.03. Access to Information......................................... A-17
Section 5.04. Other Offers.................................................. A-18
Section 5.05. Notices of Certain Events..................................... A-19
Section 5.06. Resignation of Directors...................................... A-20
Section 5.07. Preferred Stock............................................... A-20
Section 5.08. Solvency Advice............................................... A-20

                                    ARTICLE 6
                             COVENANTS OF MERGERSUB

Section 6.01. SEC Filings................................................... A-20
Section 6.02. Voting of Shares.............................................. A-20
Section 6.03. Director and Officer Liability................................ A-20
Section 6.04. Employee Plans and Benefit Arrangements....................... A-21
Section 6.05. Financing..................................................... A-21
Section 6.06. NASDAQ Listing................................................ A-21
Section 6.07. Access to Information......................................... A-21

                                    ARTICLE 7
                     COVENANTS OF MERGERSUB AND THE COMPANY

SECTION 7.01. Best Efforts.................................................  A-21
Section 7.02. Certain Filings..............................................  A-22
Section 7.03. Public Announcements.........................................  A-22
Section 7.04. Further Assurances...........................................  A-22

                                    ARTICLE 8
                            CONDITIONS TO THE MERGER

Section 8.01. Conditions to the Obligations of Each Party..................  A-23
Section 8.02. Conditions to the Obligations of MergerSub...................  A-23
Section 8.03. Condition to the Obligation of the Company...................  A-24

                                       ii

                                                                            PAGE
                                                                         --------

                                     ARTICLE 9
                                    TERMINATION

Section 9.01. Termination................................................... A-25
Section 9.02. Effect of Termination......................................... A-25

                                    ARTICLE 10
                                   MISCELLANEOUS

Section 10.01. Notices...................................................... A-26
Section 10.02. Survival of Representations and Warranties................... A-26
SECTION 10.03. Amendments; No Waivers....................................... A-26
Section 10.04. Expenses..................................................... A-27
Section 10.05. Successors and Assigns; Benefit.............................. A-27
Section 10.06. Governing Law................................................ A-27
Section 10.07. Counterparts; Effectiveness.................................. A-27
Section 10.08. Knowledge Defined............................................ A-27
Exhibit A    Amendments to the Company's Certificate of Incorporation  ....

                         AGREEMENT AND PLAN OF MERGER

   AGREEMENT AND PLAN OF MERGER dated as of May 4, 1997 among DecisionOne Holdings Corp., a Delaware corporation (the "COMPANY") and Quaker Holding Co., a Delaware corporation ("MERGERSUB").

                             W I T N E S S E T H:

   WHEREAS, as of the date of execution of this Agreement, all of the outstanding capital stock of, or other ownership interest in, MergerSub is owned, in the aggregate, by DLJ Merchant Banking Partners II, L.P., DLJ Offshore Partners II, C.V., DLJ Diversified Partners, L.P., DLJMB Funding II, Inc., UK Investment Plan 1997 Partners and DLJ First ESC LLC;

   WHEREAS, MergerSub is unwilling to enter into this Agreement unless, contemporaneously with the execution and delivery of this Agreement, certain beneficial and record stockholders of the Company enter into a Voting Agreement and Irrevocable Proxy providing for certain actions relating to certain of the shares of common stock, options and warrants of the Company owned by them;

   WHEREAS, MergerSub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger (as defined in Section 1.01) and also to prescribe certain conditions to the Merger;

   WHEREAS, it is intended that the Merger be recorded as a recapitalization for financial reporting purposes and both parties, after discussion with their auditors, believe that the Merger is eligible for such accounting treatment;

   NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements herein contained, the parties hereto agree as follows:

                                  ARTICLE 1
                                  THE MERGER

   SECTION 1.01. The Merger. (a) At the Effective Time, MergerSub shall be merged (the "MERGER") with and into the Company in accordance with the Delaware Law, and in accordance with the terms and conditions hereof, whereupon the separate existence of MergerSub shall cease, and the Company shall be the surviving corporation (the "SURVIVING CORPORATION").

   (b) As soon as practicable after satisfaction or, to the extent permitted hereunder, waiver of all conditions to the Merger, the Company and MergerSub will file a certificate of merger with the Secretary of State of the State of Delaware and make all other filings or recordings required by Delaware Law in connection with the Merger. The Merger shall become effective at such time as the certificate of merger is duly filed with the Secretary of State of the State of Delaware or at such later time as is specified in the certificate of merger (the "EFFECTIVE TIME").

   (c) From and after the Effective Time, the Surviving Corporation shall possess all the rights, privileges, powers and franchises and be subject to all of the restrictions, disabilities and duties of the Company and MergerSub, all as provided under Delaware Law.

   (d) The Company hereby represents that its Board of Directors, at a meeting duly called and held and acting on the unanimous recommendation of the Board of Directors of the Company, other than any directors expected to become affiliated with MergerSub, has (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to and in the best interest of the Company's stockholders, (ii) approved this Agreement and the transactions contemplated hereby, including the Merger, which approval satisfies in full the requirements of the General Corporation Law of the State of Delaware (the "DELAWARE LAW") including, without limitation, Section 203 thereof with respect to the transactions contemplated hereby, and (iii) resolved to recommend approval and adoption of this Agreement and the Merger by its stockholders. The Company further represents that Smith Barney Inc. has delivered to the Company's Board of Directors its opinion that the consideration to be paid in the Merger is fair to the holders of shares of common stock of the Company, par value $0.01 per share (each, a "SHARE"), from a financial point of view.

    SECTION 1.02. Conversion (or Retention) of Shares. At the Effective Time:

     (a) each Share held by the Company as treasury stock or owned by MergerSub immediately prior to the Effective Time shall be canceled, and no payment shall be made with respect thereto;

     (b) each share of common stock, par value $.01 per share, of MergerSub ("MERGERSUB COMMON STOCK") outstanding immediately prior to the Effective Time shall be converted into and become 1 share of common stock of the Surviving Corporation with the same rights, powers and privileges as the shares so converted;

     (c) each share of preferred stock, par value $.01 per share, of MergerSub ("MERGERSUB PREFERRED STOCK"), if any, outstanding immediately prior to the Effective Time shall be converted into and become 1 share of preferred stock of the Surviving Corporation with the same rights, powers and privileges as the shares of preferred stock so converted;

     (d) each outstanding warrant to purchase shares of MergerSub common stock (each, a "MERGERSUB WARRANT") shall be automatically amended to constitute a warrant to acquire shares of common stock of the Surviving Corporation on the same terms and conditions as the MergerSub Warrant; and

     (e) each Share outstanding immediately prior to the Effective Time shall, except as otherwise provided in Section 1.02(a)-(d) or as provided in
    Section 1.06 with respect to Shares as to which appraisal rights have been exercised, be converted into the following (the "MERGER CONSIDERATION"):

        (i) for each such Share with respect to which an election to retain Company Stock (as defined below) has been effectively made and not revoked or lost pursuant to Sections 1.03(c), (d) and (e) ("STOCK ELECTING SHARES"), or is deemed made pursuant to Section 1.04(d)(ii), as the case may be, the right to retain one share of common stock (the "STOCK ELECTION PRICE"), par value $.01 per share ("COMPANY STOCK"); and

        (ii) for each such Share (other than Stock Electing Shares and Shares as to which an election to retain Company Stock is deemed made pursuant to Section 1.04(d)(ii)), the right to receive in cash from MergerSub an amount equal to $23.00 (the "CASH ELECTION PRICE").

   SECTION 1.03. Elections. (a) Each person who, on or prior to the Election Date referred to in (c) below, is a record holder of Shares will be entitled, with respect to such Shares, to make an unconditional election on or prior to such Election Date to retain the Stock Election Price (a "STOCK ELECTION"), on the basis hereinafter set forth. For purposes of this Agreement, "ELECTION" means a Stock Election.

   (b) Prior to the mailing of the Company Proxy Statement (as defined in Section 3.09), MergerSub shall appoint an agent reasonably acceptable to the Company (the "EXCHANGE AGENT") for the purpose of exchanging certificates representing Shares for the Merger Consideration.

   (c) MergerSub shall prepare and mail a form of election, which form shall be subject to the reasonable approval of the Company (the "FORM OF ELECTION"), with the Company Proxy Statement to the record holders of Shares as of the record date for the Company Stockholder Meeting (as defined in Section 5.02), which Form of Election shall be used by each record holder of Shares who makes an Election with respect to any or all its Shares. The Company will use its reasonable best efforts to make the Form of Election and the Company Proxy Statement available to all persons who become holders of Shares during the period between such record date and the Election Date referred to below. Any such holder's Election shall have been properly made only if the Exchange Agent shall have received at its designated office, by 5:00 p.m., New York City time on the business day (the "ELECTION DATE") next preceding the date of the Company Stockholder Meeting, a Form of Election properly completed and signed and accompanied by certificates for the Shares to which such Form of Election relates, duly endorsed in blank or otherwise in form acceptable for transfer on the books of the Company (or by an appropriate guarantee of delivery of such certificates as set forth in such Form of Election from a firm which is a member of a registered national securities exchange or of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States, provided such certificates are in fact delivered to the Exchange Agent within five New York Stock Exchange trading days after the date of execution of such guarantee of delivery).

    (d) Any Form of Election may be revoked by the holder submitting it to the Exchange Agent only by written notice received by the Exchange Agent (i) prior to 5:00 p.m., New York City time on the Election Date or (ii) after the date of the Company Proxy Statement, if (and to the extent that) the Exchange Agent is legally required to permit revocations, and the Effective Time shall not have occurred prior to such date. In addition, all Forms of Election shall automatically be revoked if the Exchange Agent is notified in writing by MergerSub or the Company that the Merger has been abandoned or this Agreement has been terminated. If a Form of Election is revoked, the certificate or certificates (or guarantees of delivery, as appropriate) for the Shares to which such Form of Election relates shall be promptly returned to the stockholder submitting the same to the Exchange Agent.

   (e) The determination of the Exchange Agent shall be binding whether or not Elections have been properly made or revoked pursuant to this Section
1.03 with respect to Shares and when elections and revocations were received by it. If the Exchange Agent determines that any Election either (x) was not properly made or (y) was not submitted to or received by the Exchange Agent with respect to any Shares, such Shares shall be converted into Merger Consideration in accordance with Section 1.04(b)(iii) or Section 1.04(d)(ii), as the case may be. The Exchange Agent shall also make all computations as to the allocation and the proration contemplated by Section 1.04, and any such computation shall be conclusive and binding on the holders of Shares. The Exchange Agent may, with the mutual agreement of MergerSub and the Company, make such rules as are consistent with this Section 1.03 for the implementation of the elections provided for herein as shall be necessary or desirable fully to effect such elections.

   SECTION 1.04. Proration of Election Price. (a) Notwithstanding anything in this Agreement to the contrary but subject to Sections 1.02(a) and 1.06, the number of Shares to be converted into the right to retain Company Stock at the Effective Time (the "STOCK ELECTION NUMBER") shall be the sum of (A) 1,474,345 plus (B) 5.3% of the number of Shares, if any, issued after April 21, 1997 but prior to the Effective Time in respect of Options (as defined below) or Warrants (as defined below) (excluding for this purpose any Shares to be canceled pursuant to Section 1.02(a)).

   (b) If the number of Stock Electing Shares exceeds in the aggregate the Stock Election Number, then the Stock Electing Shares for each Stock Election shall be converted into the right to retain the Stock Election Price or the right to receive the Cash Election Price in accordance with the terms of
Section 1.02(e) in the following manner:

     (i) A stock proration factor (the "STOCK PRORATION FACTOR") shall be determined by dividing the Stock Election Number by the total number of Stock Electing Shares.

     (ii) The number of Stock Electing Shares covered by each Stock Election to be converted into the right to retain the Stock Election Price shall be determined by multiplying the Stock Proration Factor by the total number of Stock Electing Shares covered by such Stock Election.

     (iii) Each Stock Electing Share, other than any Shares converted into the right to receive the Stock Election Price in accordance with Section 1.04(b)(ii), shall be converted into the right to receive the Cash Election Price as if such shares were not Stock Electing Shares in accordance with the terms of Section 1.02(e)(ii).

   (c) If the number of Stock Electing Shares is equal to the Stock Election Number, then all Stock Electing Shares shall be converted into the right to receive the Stock Election Price in accordance with the terms of Section 1.02(e)(i), and all Shares other than Stock Electing Shares shall be converted into the right to receive the Cash Election Price.

   (d) If the number of Stock Electing Shares is less in the aggregate than the Stock Election Number, then:

     (i) All Stock Electing Shares shall be converted into the right to receive the Stock Election Price in accordance with Section 1.02(e)(i).

     (ii) Such number of Shares with respect to which a Stock Election is not in effect ("NON-ELECTING SHARES") shall be converted into the right to retain the Stock Election Price (and a Stock Election shall be deemed to have been made with respect to such Shares) in accordance with Section 1.02(e) in the following manner:

         (A) a cash proration factor (the "CASH PRORATION FACTOR") shall be determined by dividing (x) the difference between the Stock Election Number and the number of Stock Electing Shares, by (y) the total number of Shares other than Stock Electing Shares and Dissenting Shares (as defined in Section 1.06); and

        (B) the number of Shares in addition to Stock Electing Shares to be converted into the right to retain the Stock Election Price shall be determined by multiplying the Cash Proration Factor by the total number of Shares other than Stock Electing Shares and Dissenting Shares so that the aggregate number of Stock Electing Shares and Non-Electing Shares converted into such right equals the Stock Election Number.

   Subject to the provisions of Section 1.04(d)(ii), the Exchange Agent shall determine (on a consistent basis among stockholders who held Shares as to which they did not make the election referred to in Section 1.02(e)(i), pro rata to the number of shares as to which they did not make such election) which Non-Electing Shares shall be converted into the right to receive the Stock Election Price.

   SECTION 1.05. Surrender and Payment. (a) As soon as reasonably practicable as of or after the Effective Time, MergerSub shall deposit with the Exchange Agent, for the benefit of the holders of Shares, for exchange in accordance with this Article 1, the Merger Consideration. For purposes of determining the Merger Consideration to be made available, MergerSub shall assume that no holder of Shares will perfect his right to appraisal of his Shares. Promptly after the Effective Time, MergerSub will send, or will cause the Exchange Agent to send, to each holder of Shares at the Effective Time a letter of transmittal for use in such exchange (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the certificates representing Shares to the Exchange Agent).

   (b) Each holder of Shares that have been converted into a right to receive the Merger Consideration, upon surrender to the Exchange Agent of a certificate or certificates representing such Shares, together with a properly completed letter of transmittal covering such Shares, will be entitled to receive the Merger Consideration payable in respect of such Shares. Until so surrendered, each such certificate shall, after the Effective Time, represent for all purposes, only the right to receive such Merger Consideration. No interest will be paid or will accrue on any cash payable as Merger Consideration or in lieu of any fractional shares of Company Stock.

   (c) If any portion of the Merger Consideration is to be paid to a Person other than the registered holder of the Shares represented by the certificate or certificates surrendered in exchange therefor, it shall be a condition to such payment that the certificate or certificates so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such payment shall pay to the Exchange Agent any transfer or other taxes required as a result of such payment to a Person other than the registered holder of such Shares or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable. For purposes of this Agreement, "PERSON" means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including a government or political subdivision or any agency or instrumentality thereof.

   (d) After the Effective Time, there shall be no further registration of transfers of Shares. If, after the Effective Time, certificates representing Shares are presented to the Surviving Corporation, they shall be canceled and exchanged for the Merger Consideration provided for, and in accordance with the procedures set forth, in this Article 1.

   (e) Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 1.05(a) that remains unclaimed by the holders of Shares six months after the Effective Time shall be returned to MergerSub, upon demand, and any such holder who has not exchanged his Shares for the Merger Consideration in accordance with this Section prior to that time shall thereafter look only to MergerSub for payment of the Merger Consideration in respect of his Shares. Notwithstanding the foregoing, MergerSub shall not be liable to any holder of Shares for any amount paid to a public official pursuant to applicable abandoned property laws. Any amounts remaining unclaimed by holders of Shares two years after the Effective Time (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become property of any governmental entity) shall, to the extent permitted by applicable law, become the property of MergerSub free and clear of any claims or interest of any Person previously entitled thereto.

   (f) Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 1.05(a) to pay for Shares for which appraisal rights have been perfected shall be returned to MergerSub, upon demand.

   (g) No dividends or other distributions with respect to Company Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered certificate for Shares with respect to the shares of Company Stock represented thereby and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 1.09 until the surrender of such certificate in accordance with this Article 1. Subject to the effect of applicable laws, following surrender of any such certificate, there shall be paid to the holder of the certificate representing whole shares of Company Stock issued in exchange therefor, without interest, (i) at the time of such surrender or as promptly after the sale of the Excess Shares (as defined in Section 1.09) as practicable, the amount of any cash payable in lieu of a fractional share of Company Stock to which such holder is entitled pursuant to Section 1.09 and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Company Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of Company Stock.

   SECTION 1.06. Dissenting Shares. Notwithstanding Section 1.02, Shares which are issued and outstanding immediately prior to the Effective Time and which are held by a holder who has not voted such shares in favor of the Merger, who shall have delivered a written demand for appraisal of such Shares in the manner provided by the Delaware Law and who, as of the Effective Time, shall not have effectively withdrawn or lost such right to appraisal ("DISSENTING SHARES") shall not be converted into a right to receive the Merger Consideration. The holders thereof shall be entitled only to such rights as are granted by Section 262 of the Delaware Law. Each holder of Dissenting Shares who becomes entitled to payment for such Shares pursuant to Section 262 of the Delaware Law shall receive payment therefor from the Surviving Corporation in accordance with the Delaware Law; provided, however, that (i) if any such holder of Dissenting Shares shall have failed to establish his entitlement to appraisal rights as provided in Section 262 of the Delaware Law, (ii) if any such holder of Dissenting Shares shall have effectively withdrawn his demand for appraisal of such Shares or lost his right to appraisal and payment for his Shares under Section 262 of the Delaware Law or (iii) if neither any holder of Dissenting Shares nor the Surviving Corporation shall have filed a petition demanding a determination of the value of all Dissenting Shares within the time provided in Section 262 of the Delaware Law, such holder shall forfeit the right to appraisal of such Shares and each such Share shall be treated as if it had been a Non-Electing Share and had been converted, as of the Effective Time, into a right to receive the Merger Consideration, without interest thereon, from the Surviving Corporation as provided in Section 1.02 hereof. The Company shall give MergerSub prompt notice of any demands received by the Company for appraisal of Shares, and MergerSub shall have the right to participate in all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of MergerSub, make any payment with respect to, or settle or offer to settle, any such demands.

   SECTION 1.07. Stock Options. (a) Immediately prior to the Effective Time, each outstanding option to acquire Shares granted to employees and directors, whether vested or not (the "OPTIONS") shall be canceled and, in lieu thereof, as soon as reasonably practicable as of or after the Effective Time, the holders of such Options shall receive, with respect to each Option, a cash payment in an amount equal to the product of (x) the excess, if any, of $23.00 over the exercise price of such Option multiplied by (y) the number of Shares subject to such Option.

   (b) Prior to the Effective Time, the Company shall obtain any consents from holders of options to purchase Shares granted under the Company's stock option or compensation plans or arrangements and

(ii) make any amendments to the terms of such stock option or compensation plans or arrangements that are necessary to give effect to the transactions contemplated by Section 1.07(a). Notwithstanding any other provision of this Section, payment may be withheld in respect of any Option until necessary consents are obtained.

   SECTION 1.08. Warrants. The Company shall use its reasonable best efforts to cause holders of all outstanding warrants ("WARRANTS") to surrender such Warrants to the Company prior to the Effective Time in exchange for payment immediately after the Effective Time of an amount equal to the difference between the exercise price in respect of each Share for which such Warrant is exercisable and $23.00, multiplied by the number of Shares subject to such Warrant, and upon such other terms and conditions satisfactory to MergerSub. With respect to Warrants that are not surrendered prior to the Effective Time, after the Effective Time, the Surviving Corporation shall comply with all applicable terms of such unsurrendered Warrants.

   SECTION 1.09. Fractional Shares. (a) No certificates or scrip representing fractional shares of Company Stock shall be issued upon the surrender for exchange of certificates representing Shares, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of the Surviving Corporation; and

   (b) Notwithstanding any other provision of this Agreement, each holder of Shares exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Company Stock (after taking into account all Shares delivered by such holder) shall receive, in lieu thereof, a cash payment (without interest) representing such holder's proportionate interest in the net proceeds from the sale by the Exchange Agent (following the deduction of applicable transaction costs), on behalf of all such holders, of the shares (the "EXCESS SHARES") of Company Stock representing such fractions. Such sale shall be made as soon as practicable after the Effective Time.

                                  ARTICLE 2
                          THE SURVIVING CORPORATION

   SECTION 2.01. Certificate of Incorporation. The certificate of incorporation of the Company in effect immediately prior to the Effective Time shall be amended as of the Effective Time as set forth in Exhibit A, and as so amended, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with applicable law.

   SECTION 2.02. Bylaws. The bylaws of MergerSub in effect at the Effective Time shall be the bylaws of the Surviving Corporation until amended in accordance with applicable law.

   SECTION 2.03. Directors and Officers. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable law, (a) the directors of MergerSub at the Effective Time shall be the directors of the Surviving Corporation, and (b) the officers of the Company at the Effective Time shall be the officers of the Surviving Corporation.

                                  ARTICLE 3
                REPRESENTATIONS AND WARRANTIES OF THE COMPANY

   The Company represents and warrants to MergerSub that:

   SECTION 3.01. Corporate Existence and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware, and has all corporate powers and all material governmental licenses, authorizations, consents and approvals required to carry on its business as now conducted. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, except for those jurisdictions where the failure to be so qualified would not, individually or in the aggregate, have a Material Adverse Effect. The Company has heretofore delivered to MergerSub true and complete copies of the Company's certificate of incorporation and bylaws as currently in effect. For purposes of this Agreement, "MATERIAL ADVERSE

EFFECT" means any material adverse effect on the condition (financial or otherwise), business, assets, or results of operations of the Company and the Subsidiaries taken as a whole, but excluding (i) any change resulting from general economic conditions and (ii) with respect to Section 3.10(a) and
Section 3.10(h) (in the case of the latter, with respect to agreements only), any change arising out of the transactions contemplated by this Agreement and the public announcement thereof.

   SECTION 3.02. Corporate Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the Company's corporate powers and, except for any required approval by the Company's stockholders by majority vote in connection with the consummation of the Merger, have been duly authorized by all necessary corporate and stockholder action. This Agreement constitutes a valid and binding agreement of the Company.

   SECTION 3.03. Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation of the Merger by the Company require no action by or in respect of, or filing with, any governmental body, agency, official or authority other than (a) the filing of a certificate of merger in accordance with Delaware Law; (b) compliance with any applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR ACT"); (c) compliance with any applicable requirements of the Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder (the "EXCHANGE ACT"); (d) compliance with the applicable requirements of the Securities Act of 1933, as amended and the rules and regulations promulgated thereunder (the "SECURITIES ACT"); (e) compliance with any applicable foreign or state securities or Blue Sky laws; and (f) where the failure to take such action would not, individually or in the aggregate, have a Material Adverse Effect.

   SECTION 3.04. Non-contravention. Except as set forth on Schedule 3.04, the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby do not and will not (a) contravene or conflict with the certificate of incorporation or bylaws of the Company, (b) assuming compliance with the matters referred to in Section 3.03, contravene or conflict with or constitute a violation of any provision of any law, regulation, judgment, writ, injunction, order or decree of any court or governmental authority binding upon or applicable to the Company or any Subsidiary or any of their properties or assets, (c) except under the Revolving Credit Agreement dated as of April 26, 1996 among the Company, certain of its Subsidiaries and the banks named therein, as amended (the "REVOLVING CREDIT AGREEMENT") constitute a default under or give rise to a right of termination, cancellation or acceleration of any right or obligation of the Company or any Subsidiary or to a loss of any benefit to which the Company or any Subsidiary is entitled under any provision of any agreement, contract or other instrument binding upon the Company or any Subsidiary or any license, franchise, permit or other similar authorization held by the Company or any Subsidiary, or (d) result in the creation or imposition of any Lien on any asset of the Company or any Subsidiary, except, in the case of clauses (b), (c) and (d), to the extent that any such violation, failure to obtain any such consent or other action, default, right, loss or Lien would not, individually or in the aggregate, have a Material Adverse Effect. For purposes of this Agreement, "LIEN" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset.

   SECTION 3.05. Capitalization. The authorized capital stock of the Company consists of (i) 100,000,000 shares of common stock ("COMMON STOCK"), par value $.01 per share, of which as of April 21, 1997, there were outstanding 27,817,830 shares of Common Stock and Options to purchase an aggregate of not more than 2,932,014 shares of Common Stock (of which options to purchase an aggregate of 1,364,014 shares of Common Stock were exercisable) and (ii) 5,000,000 shares of preferred stock ("PREFERRED STOCK"), par value $.01 per share, of which as of April 21, 1997 none were issued and outstanding. As of April 21, 1997 there were Warrants to purchase: (i) 134,478 shares of common stock of the Company at an exercise price of $5.90 per share and (ii) 468,750 shares or common stock of the Company at an exercise price of $0.10 per share. The aggregate exercise price of the (i) Options outstanding as of April 21, 1997 is $22,064,966.50 and (ii) Warrants outstanding as of April 21, 1997 is $840,295.20. All outstanding shares of capital stock of the Company have been duly authorized and validly issued and are fully paid and nonassessable. Except as set forth in this Section and except for changes since April 21, 1997 resulting from the exercise of Options and Warrants, in each case, outstanding on such date, there are outstanding (a) no shares of capital stock or other voting securities of the Company, (b) no securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company, and (c) no options or other rights to acquire from the Company, and no obligation of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company (the items in clauses 3.05(a), 3.05(b) and 3.05(c) being referred to collectively as the "COMPANY SECURITIES"). There are no outstanding obligations of the Company or any Subsidiary to repurchase, redeem or otherwise acquire any Company Securities.

   SECTION 3.06. Subsidiaries. (a) Each Subsidiary is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation, has all corporate powers and all material governmental licenses, authorizations, consents and approvals required to carry on its business as now conducted and is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, except where the failure to have such licenses, authorizations, consents and approvals or for those jurisdictions where failure to be so qualified would not, individually or in the aggregate, have a Material Adverse Effect. For purposes of this Agreement, "SUBSIDIARY" means any corporation or other entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are directly or indirectly owned by the Company and/or one or more Subsidiary, except for Properties Holding Corporation, Decision Data Computer Investment Corporation, Decision Data Computer International S.A. and Properties Development Corporation, none of which (i) is performing any activity significant to the business of the Company and its Subsidiaries or
(ii) has any material assets or liabilities (together, the "IMMATERIAL SUBSIDIARIES"), provided, however that for the purposes of Articles 5, 6 and 7 hereof, the term "Subsidiaries" shall be deemed to include the Immaterial Subsidiaries. All Subsidiaries and their respective jurisdictions of incorporation are identified in the Company's annual report on Form 10-K for the fiscal year ended June 30, 1996 (the "COMPANY 10-K").

   (b) Except for the restrictions on disposition of capital stock pursuant to the Revolving Credit Agreement, all of the outstanding capital stock of, or other ownership interests in, each Subsidiary, is owned by the Company, directly or indirectly, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests). All such capital stock has been duly authorized and validly issued and is fully paid and non-assessable. There are no outstanding (i) securities of the Company or any Subsidiary convertible into or exchangeable for shares of capital stock or other voting securities or ownership interests in any Subsidiary, and (ii) options or other rights to acquire from the Company or any Subsidiary, and no other obligation of the Company or any Subsidiary to issue, any capital stock, voting securities or other ownership interests in, or any securities convertible into or exchangeable for any capital stock, voting securities or ownership interests in, any Subsidiary (the items in clauses 3.06(b)(i) and 3.06(b)(ii) being referred to collectively as the "SUBSIDIARY SECURITIES"). There are no outstanding obligations of the Company or any Subsidiary to repurchase, redeem or otherwise acquire any outstanding Subsidiary Securities.

   SECTION 3.07. SEC Filings. (a) The Company has made available to MergerSub
(i) the Company 10-K, (ii) its quarterly reports on Form 10-Q for its fiscal quarters ended September 30, 1996 and December 31, 1996 (collectively, the "FORMS 10-Q"), (iii) its proxy or information statements relating to meetings of, or actions taken without a meeting by, the stockholders of the Company held since January 1, 1996, and (iv) all of its other reports, statements, schedules and registration statements filed with the Securities and Exchange Commission (the "SEC") since January 1, 1996 (the documents referred to in clauses (i)-(iv), together with Schedule 3.08 collectively, the "SEC DOCUMENTS").

   (b) As of its filing date, each such report or statement filed pursuant to the Exchange Act did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

    (c) Each such registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such statement or amendment became effective did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

   SECTION 3.08. Financial Statements. The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included in its annual reports on Form 10-K, in the Forms 10-Q and in
Schedule 3.08 fairly present, in all material respects, in conformity with generally accepted accounting principles applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its consolidated subsidiaries as of the dates thereof and their consolidated results of operations and changes in financial position for the periods then ended (subject to normal year-end adjustments in the case of any unaudited interim financial statements). For purposes of this Agreement, "BALANCE SHEET" means the consolidated balance sheet of the Company and its subsidiaries as of June 30, 1996 set forth in the Company 10-K and "BALANCE SHEET DATE" means June 30, 1996.

   SECTION 3.09. Disclosure Documents. (a) Each document required to be filed by the Company with the SEC in connection with the transactions contemplated by this Agreement (the "COMPANY DISCLOSURE DOCUMENTS"), including, without limitation, the proxy or information statement of the Company containing information required by Regulation 14A under the Exchange Act, and, if applicable, Rule 13e-3 and Schedule 13E-3 under the Exchange Act (the "COMPANY PROXY STATEMENT"), to be filed with the SEC in connection with the Merger, and any amendments or supplements thereto will, when filed, comply as to form in all material respects with the applicable requirements of the Exchange Act. The representations and warranties contained in this Section 3.09(a) will not apply to statements or omissions included in the Company Disclosure Documents based upon information furnished to the Company in writing by MergerSub specifically for use therein.

   (b) At the time the Company Proxy Statement or any amendment or supplement thereto is first mailed to stockholders of the Company and at the time such stockholders vote on adoption of this Agreement, the Company Proxy Statement, as supplemented or amended, if applicable, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. At the time of the filing of any Company Disclosure Document other than the Company Proxy Statement and at the time of any distribution thereof, such Company Disclosure Document will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 3.09(b) will not apply to statements or omissions included in the Company Disclosure Documents based upon information furnished to the Company in writing by MergerSub specifically for use therein.

   (c) The information with respect to the Company or any Subsidiary that the Company furnishes to MergerSub in writing specifically for use in the MergerSub Disclosure Documents (as defined in Section 6.01) will not, at the time of the filing thereof, at the time of any distribution thereof and at the time of the meeting of the Company's stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

   SECTION 3.10. Absence of Certain Changes. Since the Balance Sheet Date, the Company and Subsidiaries have conducted their business in the ordinary course consistent with past practice and there has not been:

     (a) except as disclosed in the Forms 10-Q and Schedule 3.08, any event, occurrence or development of a state of facts which, individually or in the aggregate, has had, or would reasonably be expected to have a Material Adverse Effect;

     (b) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of the Company, or (other than any retirement of Options or Warrants contemplated pursuant to this Agreement) any repurchase, redemption or other acquisition by the Company or any Subsidiary of any outstanding shares of capital stock or other securities of, or other ownership interests in, the Company or any Subsidiary;

     (c) except as disclosed in the SEC Documents, any amendment of any material term of any outstanding security of the Company or any Subsidiary;

     (d) except as disclosed in the SEC Documents, any incurrence, assumption or guarantee by the Company or any Subsidiary of any indebtedness for borrowed money, other than in the ordinary course of business and in amounts and on terms consistent with past practices;

     (e) any damage, destruction or other casualty loss (whether or not covered by insurance) affecting the business or assets of the Company or any Subsidiary which, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect;

     (f) except as disclosed in Schedule 5.01, any material change in any method of accounting or accounting practice by the Company or any Subsidiary, except for any such change required by reason of a concurrent change in generally accepted accounting principles;

     (g) except as disclosed in the SEC Documents or in Schedule 3.10(g), any
    (i) grant of any severance or termination pay to any director, officer or employee of the Company or any Subsidiary, (ii) entering into of any employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any director, officer or employee of the Company or any Subsidiary, (iii) increase in benefits payable under any existing severance or termination pay policies or employment agreements or (iv) increase in compensation, bonus or other benefits payable to directors, officers or employees of the Company or any Subsidiary, other than in the ordinary course of business consistent with past practice; or

     (h) any cancellation of any licenses, sublicenses, franchises, permits or agreements to which the Company or any Subsidiary is a party, or any notification to the Company or any Subsidiary that any party to any such arrangements intends to cancel or not renew such arrangements beyond its expiration date as in effect on the date hereof, which cancellation or notification, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect.

   SECTION 3.11. No Undisclosed Material Liabilities. There are no liabilities of the Company or any Subsidiary of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, which, individually or in the aggregate, would reasonably be expected to be material to the business of the Company and its Subsidiaries taken as a whole, other than:

     (a) liabilities disclosed or provided for in the Balance Sheet;

     (b) liabilities disclosed in the SEC Documents filed after the Balance Sheet Date but prior to the date of this Agreement;

     (c) liabilities incurred in the ordinary course of business consistent with past practice since the Balance Sheet Date, which in the aggregate would not have a Material Adverse Effect;

     (d) liabilities under this Agreement; and

     (e) liabilities under contracts or agreements of the Company or any Subsidiary entered into in the ordinary course of business (as to which contracts or agreements there is no breach or violation by the Company or any Subsidiary).

   SECTION 3.12. Litigation. Except as disclosed in Schedule 3.12, there is no action, suit, investigation or proceeding (or any basis therefor) pending against, or to the knowledge of the Company threatened against or affecting, the Company or any Subsidiary or any of their respective properties before any court or arbitrator or any governmental body, agency or official which, if determined or resolved adversely to the Company or any Subsidiary in accordance with the plaintiff's demands, would reasonably be expected to have a Material Adverse Effect or which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the Merger or any of the other transactions contemplated hereby.

    SECTION 3.13. Taxes. (a) All material tax returns, statements, reports and forms (including estimated tax returns and reports and information returns and reports) required to be filed with any taxing authority with respect to any tax period (or portion thereof) ending on or before the Effective Time (a "PRE-CLOSING TAX PERIOD") by or on behalf of the Company or any Subsidiary of the Company (collectively, the "RETURNS"), were filed when due (including any applicable extension periods) in accordance with all applicable laws.

   (b) The Company and its Subsidiaries have timely paid, or withheld and remitted to the appropriate taxing authority, all material taxes shown as due and payable on all Returns that have been filed.

   (c) The charges, accruals and reserves for taxes with respect to the Company and any Subsidiary for any Pre-Closing Tax Period (including any Pre-Closing Tax Period for which no Return has yet been filed, with respect to which Periods the Company has made estimates in accordance with past practice) reflected on the books of the Company and its Subsidiaries (excluding any provision for deferred income taxes) are adequate to cover such taxes.

   (d) There is no material claim (including under any indemnification or tax-sharing agreement), audit, action, suit, proceeding, or investigation now pending or threatened in writing against or in respect of any tax or "tax asset" of the Company or any Subsidiary, other than (i) periodic sales tax audits occurring in the ordinary course of business, the resolution of which, individually or in the aggregate, the Company believes will not have a Material Adverse Effect, and (ii) claims, audits, actions, suits, proceedings or investigations with respect to which the Company is indemnified in full pursuant to the Stock Purchase Agreement among Decision Servcom, Inc., Bell Atlantic Business Systems Services, Inc., and Bell Atlantic Business Systems, Inc. dated September 19, 1995. For purposes of this Section 3.13, the term "TAX ASSET" shall include any net operating loss, net capital loss, investment tax credit, foreign tax credit, charitable deduction or any other credit or tax attribute which could reduce taxes.

   (e) There are no Liens for taxes upon the assets of the Company or its Subsidiaries except for Liens for current taxes not yet due.

   (f) Neither the Company nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Internal Revenue Code of 1986, as amended (the "CODE") during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

   SECTION 3.14. ERISA. (a) Schedule 3.14(a) sets forth a list identifying each "EMPLOYEE BENEFIT PLAN", as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974 ("ERISA"), which (i) is subject to any provision of ERISA and (ii) is maintained, administered or contributed to by the Company or any affiliate (as defined below) and covers any employee or former employee of the Company or any affiliate or under which the Company or any affiliate has any liability. Copies of such plans (and, if applicable, related trust agreements) and all amendments thereto and written interpretations thereof have been furnished to MergerSub together with (A) the three most recent annual reports (Form 5500 including, if applicable, Schedule B thereto) prepared in connection with any such plan and (B) the most recent actuarial valuation report prepared in connection with any such plan. Such plans are referred to collectively herein as the "EMPLOYEE PLANS". For purposes of this Section, "AFFILIATE" of any Person means any other Person which, together with such Person, would be treated as a single employer under Section 414 of the Code. The only Employee Plans which individually or collectively would constitute an "employee pension benefit plan" as defined in Section 3(2) of ERISA (the "PENSION PLANS") are identified as such in the list referred to above. The Company will make available to MergerSub complete age, salary, service and related data as of the most recently available date for employees and former employees of the Company and any affiliate covered under the Pension Plans.

   (b) No Employee Plan constitutes a "MULTIEMPLOYER PLAN", as defined in
Section 3(37) of ERISA (a "MULTIEMPLOYER PLAN"), and no Employee Plan is maintained in connection with any trust described in Section 501(c)(9) of the Code. Except as otherwise identified in Schedule 3.14(b), no Employee Plan is subject to Title IV of ERISA and no "ACCUMULATED FUNDING DEFICIENCY", as defined in Section 412 of the Code, has been incurred with respect to any Pension Plan, whether or not waived. The Company knows of no "REPORTABLE EVENT", within the meaning of Section 4043 of ERISA, and no event described in

Section 4041, 4042, 4062 or 4063 of ERISA has occurred in connection with any Employee Plan, other than a "REPORTABLE EVENT" or other event that individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect. To the Company's knowledge, no condition exists and no event has occurred that could constitute grounds for termination of any Employee Plan subject to Title IV of ERISA and neither the Company nor any of its affiliates has incurred any liability under Title IV of ERISA arising in connection with the termination of, or complete or partial withdrawal from, any plan covered or previously covered by Title IV of ERISA. Nothing done or omitted to be done and no transaction or holding of any asset under or in connection with any Employee Plan has or will make the Company or any Subsidiary, any officer or director of the Company or any Subsidiary subject to any liability under Title I of ERISA or liable for any tax pursuant to Section 4975 of the Code which liability, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect.

   (c) Each Employee Plan which is intended to be qualified under Section 401(a) of the Code is either a standardized prototype plan covered by an opinion letter issued by the IRS or an individually designed plan covered by a determination letter issued by the IRS and, to the knowledge of the Company, nothing has occurred since the date of the opinion or determination letter which resulted, or is likely to result, in the Company's inability to rely on such letters. The Company has furnished to MergerSub copies of the most recent Internal Revenue Service opinion determination letters with respect to each such Plan. Each Employee Plan has been maintained in substantial compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations, including but not limited to ERISA and the Code, which are applicable to such Plan.

   (d) Except as set forth in Schedule 3.14(d) there is no contract, agreement, plan or arrangement covering any employee or former employee of the Company or any affiliate that, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to the terms of Section 280G of the Code.

   (e) Schedule 3.14(e) sets forth a list of each employment, severance or other similar contract, arrangement or policy and each plan or arrangement (written or oral) providing for insurance coverage (including any self-insured arrangements), workers' compensation, disability benefits, supplemental unemployment benefits, vacation benefits, retirement benefits or for deferred compensation, profit-sharing, bonuses, stock options, stock appreciation or other forms of incentive compensation or post-retirement insurance, compensation or benefits which (i) is not an Employee Plan, (ii) is entered into, maintained or contributed to, as the case may be, by the Company or any of its Subsidiaries and (iii) covers any employee or former employee of the Company or any of its Subsidiaries. Such contracts, plans and arrangements as are described above, copies or descriptions of all of which have been furnished previously to MergerSub are referred to collectively herein as the "BENEFIT ARRANGEMENTS". Each Benefit Arrangement has been maintained in substantial compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Benefit Arrangement.

   (f) To the knowledge of the Company, no condition exists that would prevent the Company or any Subsidiary from amending or terminating any Employee Plan or Benefit Arrangement providing health or medical benefits in respect of any active employee of the Company or any Subsidiary.

   (g) Except as disclosed on Schedule 3.14(g), there has been no amendment to, written interpretation or announcement (whether or not written) by the Company or any of its affiliates relating to, or change in employee participation or coverage under, any Employee Plan or Benefit Arrangement which would increase materially the expense of maintaining such Employee Plan or Benefit Arrangement above the level of the expense incurred in respect thereof for the fiscal year ended on the Balance Sheet Date other than with regard to any changes mandated by law.

   (h) Except as disclosed in Section 3.15, neither the Company nor any Subsidiary is a party to or subject to any union contract or any employment contract or arrangement providing for annual future compensation (excluding sales commissions) of $150,000 or more with any officer, director or employee.

    SECTION 3.15. Employees. The Company has disclosed to MergerSub in writing on the date of this Agreement the names, titles, annual salaries and other compensation of all employees of the Company (the "KEY EMPLOYEES") whose base compensation, together with any other cash compensation (excluding sales commissions), was in excess of $150,000 per annum for calendar year 1996. Except as disclosed to MergerSub in writing on the date of this Agreement, none of the Key Employees has indicated to the Company in writing on or prior to the date hereof that he or she intends to resign or retire as a result of the transactions contemplated by this Agreement or otherwise within three months after the Effective Time.

   SECTION 3.16. Labor Matters. The Company is in compliance with all currently applicable laws respecting employment practices, terms and conditions of employment and wages and hours, and is not engaged in any unfair labor practice, the failure to comply with which or engagement in which, as the case may be, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect. There is no unfair labor practice complaint pending or, to the knowledge of the Company, threatened against the Company before the National Labor Relations Board. Except as otherwise set forth on Schedule 3.16, there are no strikes, slowdowns, union organizational campaigns or other protected concerted activity under the National Labor Relations Act or, to the knowledge of Company, threats thereof, by or with respect to any employees of the Company.

   SECTION 3.17. Compliance with Laws and Court Orders. Neither the Company nor any Subsidiary is in violation of, or has since January 1, 1996 violated, and to the knowledge of the Company none is under investigation with respect to or has been threatened to be charged with or given notice of any violation of, in each case, by any governmental agency or authority, any applicable law, rule, regulation, judgment, injunction, order or decree, except for violations that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

   SECTION 3.18. Licenses and Permits. Except as set forth on Schedule 3.18 or except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) the Permits are valid and in full force and effect, (ii) neither the Company nor any Subsidiary is in default under, and no condition exists that with notice or lapse of time or both would constitute a default under, the Permits and (iii) none of the Permits will be terminated or impaired or become terminable, in whole or in part, as a result of the transactions contemplated hereby. "PERMITS" means each material license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of the Company and its Subsidiaries.

   SECTION 3.19. Repairable Parts. The repairable parts set forth in the Balance Sheet were stated therein at cost less accumulated amortization. Since the Balance Sheet Date, the repairable parts of the Company and its Subsidiaries have been maintained in the ordinary course of business. All such repairable parts are owned free and clear of all Liens, except for a purchase money security interest in certain parts in favor of Electronic Data Systems Corp. to secure the issuance of approximately $2,000,000 of credits. The repairable parts recorded on the Balance Sheet consist of, and all repairable parts of the Company and its Subsidiaries as of the Effective Time will consist of, items of a quality usable in the normal course of business consistent with past practices (it being understood that at any given time, a portion of repairable parts are not in good repair) and are and will be in quantities sufficient for the normal operation of the business of the Company and its Subsidiaries in accordance with past practice.

   SECTION 3.20. Intellectual Property. Except for that litigation involving certain independent service providers referred to in "Item 3. Legal Proceedings" in the Company 10-K, provided that the Company is not a party to litigation of such nature which would be required to be disclosed in response to this sentence, the Company and the Subsidiaries own or possess adequate licenses or other rights to use all Intellectual Property Rights necessary to conduct the business now operated by them, except where the failure to own or possess such licenses or rights, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect. To the knowledge of the Company, the Intellectual Property Rights of the Company and the Subsidiaries do not conflict with or infringe upon any Intellectual Property Rights of others to the extent that, if sustained, such conflict or infringement, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect. For purposes of this Agreement, "INTELLECTUAL PROPERTY RIGHT" means any trademark, service mark, trade name, mask work, copyright, patent, software license, other data base, invention, trade secret, know-how (including any registrations or applications for registration of any of the foregoing) or any other similar type of proprietary intellectual property right.

   SECTION 3.21. Finders' Fees. With the exception of fees payable to Smith Barney Inc., a copy of whose engagement agreement has been provided to MergerSub, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of, the Company or any Subsidiary who might be entitled to any fee or commission from the Company or any Subsidiary or any of its affiliates upon consummation of the transactions contemplated by this Agreement.

   SECTION 3.22. Inapplicability of Certain Restrictions. Section 203 of the Delaware Law does not in any way restrict the consummation of the Merger or the other transactions contemplated by this Agreement. The adoption of this Agreement by the affirmative vote of the holders of Shares entitling such holders to exercise at least a majority of the voting power of the Shares is the only vote of holders of any class or series of the capital stock of the Company required to adopt this Agreement or to approve the Merger or any of the other transactions contemplated hereby, and no higher or additional vote is required pursuant to of the Company's certificate of incorporation or otherwise.

   SECTION 3.23. Rights Plan. Neither the Company nor any of its Subsidiaries has any rights plan or similar common stock or preferred stock purchase plan or similar arrangement.

                                  ARTICLE 4
                 REPRESENTATIONS AND WARRANTIES OF MERGERSUB

   MergerSub represents and warrants to the Company that:

   SECTION 4.01. Corporate Existence and Power. MergerSub is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all corporate powers and all material governmental licenses, authorizations, consents and approvals required to carry on its business as now conducted. Since the date of its incorporation, MergerSub has not engaged in any activities other than in connection with or as contemplated by this Agreement and the Merger or in connection with arranging any financing required to consummate the transactions contemplated hereby. MergerSub has furnished to the Company true and correct copies of its certificate of incorporation and by-laws, which shall not be amended or modified prior to the Effective Time except to reflect the terms of the MergerSub Preferred Stock.

   SECTION 4.02. Corporate Authorization. The execution, delivery and performance by MergerSub of this Agreement and the consummation by MergerSub of the transactions contemplated hereby are within the corporate powers of MergerSub and have been duly authorized by all necessary corporate and stockholder action. This Agreement constitutes a valid and binding agreement of MergerSub.

   SECTION 4.03. Governmental Authorization. The execution, delivery and performance by MergerSub of this Agreement and the consummation by MergerSub of the transactions contemplated by this Agreement require no action by or in respect of, or filing with, any governmental body, agency, official or authority other than (a) the filing of a certificate of merger in accordance with the Delaware Law, (b) compliance with any applicable requirements of the HSR Act; (c) compliance with any applicable requirements of the Exchange Act;
(d) compliance with the applicable requirements of the Securities Act; and
(e) compliance with any applicable foreign or state securities or Blue Sky laws.

   SECTION 4.04. Non-contravention. The execution, delivery and performance by MergerSub of this Agreement and the consummation by MergerSub of the transactions contemplated hereby do not and will not (a) contravene or conflict with the certificate of incorporation or bylaws of MergerSub, (b) assuming compliance with the matters referred to in Section 4.03, contravene or conflict with any provision of law, regulation, judgment, order or decree binding upon MergerSub, or (c) constitute a default under or give rise to any right of termination, cancellation or acceleration of any right or obligation of MergerSub or to a loss of any benefit to which MergerSub is entitled under any agreement, contract or other instrument binding upon MergerSub.

    SECTION 4.05. Disclosure Documents. (a) The information with respect to MergerSub that MergerSub furnishes to the Company in writing specifically for use in any Company Disclosure Document will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading (i) in the case of the Company Proxy Statement at the time the Company Proxy Statement or any amendment or supplement thereto is first mailed to stockholders of the Company, at the time the stockholders vote on adoption of this Agreement and at the Effective Time, and (ii) in the case of any Company Disclosure Document other than the Company Proxy Statement, at the time of the filing thereof and at the time of any distribution thereof.

   (b) The MergerSub Disclosure Documents (as defined in Section 6.01), when filed, will comply as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act and will not at the time of the filing thereof, at the time of any distribution thereof or at the time of the meeting of the Company's stockholders, contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading, provided, that this representation and warranty will not apply to statements or omissions in the MergerSub Disclosure Documents based upon information furnished to MergerSub in writing by the Company specifically for use therein.

   SECTION 4.06. Finders' Fees. Except for Donaldson, Lufkin & Jenrette Securities Corporation ("DLJSC"), a copy of whose engagement agreement has been provided to the Company and whose fees will be paid by MergerSub, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of MergerSub who might be entitled to any fee or commission from MergerSub or any of its affiliates upon consummation of the transactions contemplated by this Agreement.

   SECTION 4.07. Financing. The Company has received copies of (a) a commitment letter dated May 4, 1997 from DLJ Merchant Banking Partners II, L.P., DLJ Offshore Partners II, C.V., DLJ Diversified Partners, C.V., DLJ Funding II, Inc., UK Investment Plan 1997 Partners and DLJ First ESC LLC pursuant to which each of the foregoing has committed, subject to the terms and conditions set forth therein, to purchase securities of MergerSub for an aggregate amount equal to $310,000,007, b) a letter dated May 4, 1997 from DLJSC pursuant to which DLJSC has indicated that it is highly confident of its ability to place privately, or underwrite in the public markets, Senior Subordinated Notes of DecisionOne Corporation, a Delaware corporation ("OPERATING CO.") in the amount of $150,000,000, and (c) a commitment letter dated April 30, 1997 from DLJ Capital Funding, Inc. ("DLJ SENIOR DEBT FUND") pursuant to which DLJ Senior Debt Fund has committed, subject to the terms and conditions set forth therein, to enter into one or more credit agreements providing for loans to Operating Co. of up to $575,000,000. As used in this Agreement, the aforementioned entities shall hereinafter be referred to as the "FINANCING ENTITIES." The aforementioned credit agreements and commitments to purchase equity securities of MergerSub or Operating Co. shall be referred to as the "FINANCING AGREEMENTS" and the financing to be provided thereunder and under the arrangements described in clause (b) above shall be referred to as the "FINANCING." The aggregate proceeds of the Financing are in an amount sufficient to pay the Merger Consideration, to repay all of the Company's and its Subsidiaries' indebtedness together with any interest, premium or penalties payable in connection therewith, to provide a reasonable amount of working capital financing and to pay related fees and expenses (collectively, the "REQUIRED AMOUNTS"). As of the date hereof, none of the commitment letters relating to the Financing Agreements referred to above has been withdrawn and MergerSub does not know of any facts or circumstances that may reasonably be expected to result in any of the conditions set forth in the commitment letters relating to the Financing Agreements not being satisfied. MergerSub believes that the Financing will not create any liability to the directors and stockholders of the Company under any federal or state fraudulent conveyance or transfer law. MergerSub further believes that, upon the consummation of the transactions contemplated hereby, including, without limitation, the Financing, the Surviving Corporation (i) will not become insolvent, (ii) will not be left with unreasonably small capital, (iii) will not have incurred debts beyond its ability to pay such debts as they mature, and (iv) the capital of the Company will not become impaired.

    SECTION 4.08. Capitalization. The authorized capital stock of MergerSub consists of (i) 30,000,000 shares of MergerSub Common Stock, of which as of the date hereof, there were outstanding 101 shares and (ii) 15,000,000 shares of MergerSub Preferred Stock, of which as of the date hereof no shares were outstanding. All outstanding shares of capital stock of MergerSub have been duly authorized and validly issued and are fully paid and nonassessable. As of the moment immediately prior to the Effective Time, 9,782,609 shares of MergerSub Common Stock, 3,400,000 shares of MergerSub Preferred Stock (or, in lieu thereof, Senior Discount Notes of MergerSub in an equivalent proceeds amount of $85,000,000) and MergerSub Warrants to acquire 1,417,180 shares of MergerSub Common Stock at an exercise price of not less than $0.01 per share, will be outstanding; provided that if any Shares are issued after the date hereof but prior to the Effective Time in respect of Options or Warrants as set forth in Section 1.04(a), the number of MergerSub Warrants shall be increased to reflect any such issuances.

                                  ARTICLE 5
                           COVENANTS OF THE COMPANY

   The Company agrees that:

   SECTION 5.01. Conduct of the Company . Except as otherwise specifically provided in this Agreement, from the date hereof to the Effective Time, the Board of Directors of the Company shall not approve or authorize any action that would allow the Company and its Subsidiaries to carry on their respective businesses other than in the ordinary and usual course of business and consistent with past practice or any action that would prevent the Company and its Subsidiaries from using their best efforts to (i) preserve intact their respective present business organizations, (ii) maintain in effect all federal, state and local licenses, approvals and authorizations, including, without limitation, all permits that are required for the Company or any of its Subsidiaries to carry on its business, (iii) keep available the services of their respective key officers and employees and (iv) maintain satisfactory relationships with their respective customers, lenders, suppliers and others having business relationships with any of them. Without limiting the generality of the foregoing, and except as otherwise specifically provided in this Agreement, without the prior written consent of MergerSub, prior to the Effective Time, the Board of Directors of the Company shall not, nor shall it authorize or direct the Company or any Subsidiary, directly or indirectly, to:

     (a) adopt or propose any change in its certificate of incorporation or bylaws (other than as contemplated by this Agreement);

     (b) except pursuant to existing agreements or arrangements (i) acquire (by merger, consolidation or acquisition of stock or assets) any material corporation, partnership or other business organization or division thereof, or sell, lease or otherwise dispose of a material subsidiary or a material amount of assets or securities; (ii) make any investment whether by purchase of stock or securities, contributions to capital or any property transfer, or purchase any property or assets of any other individual or entity other than the purchase of inventory, supplies, office equipment or repairable parts in the ordinary course of business (it being understood that purchases pursuant to the agreement referenced in 8.02(i) are in the ordinary course of business) in the aggregate for an amount in excess of $3,000,000; (iii)waive, release, grant, or transfer any rights of material value; modify or change in any material respect any existing material license, lease, contract, or other document; (v) other than endorsements of negotiable instruments in the ordinary course, guaranties of obligations of Subsidiaries or guaranties or other liabilities related to the purchases of inventory, repairable parts, office equipment or supplies which arise in the ordinary course of business, assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person which, are in excess of $1,500,000 in the aggregate; (vi) make any loans, advances or capital contributions to, or investments in, any other Person which, are in excess of $1,000,000 in the aggregate or (vii) make any capital expenditure which, individually, is in excess of $1,000,000 or, in the aggregate with any other such expenditure, are in excess of $5,000,000;

      (c) take any action that would make any representation and warranty of the Company hereunder inaccurate in any respect at, or as of any time prior to, the Effective Time, or omit to take any action necessary to prevent any such representation or warranty from being inaccurate in any respect at any such time;

     (d) split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, other than cash dividends and distributions by a wholly owned subsidiary of the Company to the Company or to a subsidiary all of the capital stock which is owned directly or indirectly by the Company, or redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any of its securities or any securities of its subsidiaries;

     (e) adopt or amend any bonus, profit sharing, compensation, severance, termination, stock option, pension, retirement, deferred compensation, employment or employee benefit plan, agreement, trust, plan, fund or other arrangement for the benefit and welfare of any director, officer or employee, or (except for normal increases in the ordinary course of business that are consistent with past practices and that, in the aggregate, do not result in a material increase in benefits or compensation expense to the Company or any Subsidiary) increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any existing plan or arrangement (including, without limitation, the granting of stock options or stock appreciation rights or the removal of existing restrictions in any benefit plans or agreements);

     (f) revalue in any material respect any significant portion of its assets, including, without limitation, writing down the value of inventory in any material manner or write-off of notes or accounts receivable in any material manner;

     (g) pay, discharge or satisfy any material claims, liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise) other than the payment, discharge or satisfaction in the ordinary course of business, consistent with past practices, of liabilities reflected or reserved against in the consolidated financial statements of the Company or incurred in the ordinary course of business, consistent with past practices;

     (h) make any tax election with respect to or settle or compromise any material income tax liability;

     (i) take any action other than in the ordinary course of business and consistent with past practices with respect to accounting policies or procedures; or

     (j) agree or commit to do any of the foregoing.

   SECTION 5.02. Stockholder Meeting; Proxy Material. The Company shall cause a meeting of its stockholders (the "COMPANY STOCKHOLDER MEETING") to be duly called and held as soon as reasonably practicable for the purpose of voting on the approval and adoption of this Agreement and the Merger. The Board of Directors of the Company shall, subject to its fiduciary duties as determined in good faith and as advised by counsel, recommend approval and adoption of this Agreement and the Merger by the Company's stockholders. In connection with such meeting, the Company (a) shall promptly prepare and file with the SEC, shall use its reasonable best efforts to have cleared by the SEC and shall thereafter mail to its stockholders as promptly as practicable the Company Proxy Statement and all other proxy materials for such meeting, (b) subject to its fiduciary duties as determined in good faith and as advised by counsel, shall use its reasonable best efforts to obtain the necessary approvals by its stockholders of this Agreement and the transactions contemplated hereby and (c) shall otherwise comply with all legal requirements applicable to such meeting.

   SECTION 5.03. Access to Information. From the date hereof until the Effective Time, the Company shall give MergerSub, its counsel, financial advisors, auditors and other authorized representatives full access to the offices, properties, books and records of the Company and the Subsidiaries during normal business hours, will furnish to MergerSub, their counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such Persons may reasonably request and will instruct the Company's and its Subsidiaries' employees, counsel and financial advisors to cooperate with MergerSub in its investigation of the business of the Company and the Subsidiaries; provided that no investigation pursuant to this Section shall affect any representation or warranty given by the Company to MergerSub hereunder; and provided, further that any information provided to MergerSub pursuant to this
Section 5.03 shall be subject to the Confidentiality Agreement dated as of March 19, 1997 between the Company and DLJ Merchant Banking II, Inc. (the "CONFIDENTIALITY AGREEMENT").

   SECTION 5.04. Other Offers. (a) Neither the Company nor any of its Subsidiaries shall (whether directly or indirectly through advisors, agents or other intermediaries), nor shall the Company or any of its Subsidiaries authorize or permit any of its or their officers, directors, agents, representatives, advisors or Subsidiaries to, (i) solicit, initiate or take any action knowingly to facilitate the submission of inquiries, proposals or offers from any Third Party (as defined below) (other than MergerSub) relating to (A) any acquisition or purchase of 20% or more of the consolidated assets of the Company and its Subsidiaries or of over 20% of any class of equity securities of the Company or any of its Subsidiaries, (B) any tender offer (including a self tender offer) or exchange offer that if consummated would result in any Third Party beneficially owning 20% or more of any class of equity securities of the Company or any of its Subsidiaries,
(C) any merger, consolidation, business combination, sale of substantially all assets, recapitalization, liquidation, dissolution or similar transaction involving the Company, or any of its Subsidiaries whose assets, individually or in the aggregate, constitute more than 20% of the consolidated assets of the Company, other than the transactions contemplated by this Agreement, or
(D) any other transaction the consummation of which would, or could reasonably be expected to impede, interfere with, prevent or materially delay the Merger or which would, or could reasonably be expected to, materially dilute the benefits to MergerSub of the transactions contemplated hereby (collectively, "ACQUISITION PROPOSALS"), or agree to or endorse any Acquisition Proposal, or (ii) enter into or participate in any discussions or negotiations regarding any of the foregoing, or furnish to any Third Party any information with respect to its business, properties or assets or any of the foregoing, or otherwise cooperate in any way with, or knowingly assist or participate in, facilitate or encourage, any effort or attempt by any Third Party (other than MergerSub) to do or seek any of the foregoing; provided, however, that the foregoing shall not prohibit the Company (either directly or indirectly through advisors, agents or other intermediaries) from (i) publicly disclosing in a press release, in a general manner, the Company's permitted activities hereunder, (ii) furnishing information pursuant to an appropriate confidentiality letter (which letter shall not be less favorable to the Company in any material respect than the Confidentiality Agreement, and a copy of which shall be provided for informational purposes only to MergerSub) concerning the Company and its businesses, properties or assets to a Third Party who has made a bona fide Acquisition Proposal, (iii) engaging in discussions or negotiations with such a Third Party who has made a bona fide Acquisition Proposal, (iv) following receipt of a bona fide Acquisition Proposal, taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) under the Exchange Act or otherwise making disclosure to its stockholders, (v) following receipt of a bona fide Acquisition Proposal, failing to make or withdrawing or modifying its recommendation referred to in Section 5.02 and/or (vi) taking any non-appealable, final action ordered to be taken by the Company by any court of competent jurisdiction but in each case referred to in the foregoing clauses (ii) through (vi) only to the extent that the Board of Directors of the Company shall have concluded in good faith on the basis of advice from counsel that such action is required to prevent the Board of Directors of the Company from breaching its fiduciary duties to the stockholders of the Company under applicable law; provided, further, that (A) the Board of Directors of the Company shall not take any of the foregoing actions until reasonable notice to MergerSub of its intent to take such action shall have been give to MergerSub; and (B) if the Board of Directors of the Company receives an Acquisition Proposal, to the extent it may do so without breaching its fiduciary duties as advised by counsel and as determined in good faith, and without violating any of the conditions of such Acquisition Proposal, then the Company shall promptly inform MergerSub of the terms and conditions of such proposal and the identity of the person making it. Subject to the provisions of the previous sentence, the Company shall immediately cease and cause its Subsidiaries and its and their advisors, agents and other intermediaries to cease any and all existing activities, discussions or negotiations with any parties (other than MergerSub) conducted heretofore with respect to any of the foregoing, and shall use its reasonable best efforts to cause any such parties in possession of confidential information about the Company that was furnished by or on behalf of the Company to return or destroy all such information in the possession of any such party (other than MergerSub) or in the possession of any agent or advisor of any such party. As used in this Agreement, the term "THIRD PARTY" means any Person or "GROUP," as described in Rule 13d-5(b) promulgated under the Exchange Act, other than MergerSub or any of its affiliates.

   (b) If a Payment Event (as hereinafter defined) occurs, the Company shall pay to MergerSub, within two business days following such Payment Event, a fee of $20,947,000.00.

   (c) "PAYMENT EVENT" shall mean that at least one enumerated event has occurred in all of the following clauses (i)-(iii): (i) a Third Party shall have made an Acquisition Proposal prior to the Company Stockholder Meeting,
(ii) this Agreement shall have been terminated pursuant to any of Sections 9.01(e), 9.01(f) or 9.01(g) and (iii) any Acquisition Proposal (whether or not proposed prior to the Company Stockholders Meeting and whether or not it involves the Third Party making the Acquisition Proposal referred to in
Section 5.04(c)(i) above) shall have been consummated within 12 months following the termination of this Agreement.

   (d) Upon the termination of this Agreement for any reason other than (i) a termination by the Company pursuant to Section 9.01(c), (ii) a termination by either the Company or MergerSub pursuant to Section 9.01(a), (iii) a termination that follows a failure of the condition set forth in Section 8.01(e) or Section 8.02(e) to be satisfied, or (iv) any termination that follows a refusal by MergerSub to consummate the Merger because Section 3.10(a) or 3.10(h) is not true and correct as of the Effective Time, by reason of an event that occurs between the date hereof and the Effective Time, the Company shall reimburse MergerSub and its affiliates not later than two business days after submission of reasonable documentation thereof for 100% of their documented out-of-pocket fees and expenses (including, without limitation, the reasonable fees and expenses of their counsel and investment banking fees), actually incurred by any of them or on their behalf in connection with this Agreement and the transactions contemplated hereby and the arrangement, obtaining the commitment to provide or obtaining the Financing for the transactions contemplated by this Agreement (including fees payable to the Financing Entities and their respective counsel) provided that the aggregate amount payable pursuant to this Section 5.04(d) shall not exceed $8,250,000; provided further, that (i) in the event that a fee is paid pursuant to Section 5.04(b) or (ii) in the event of any termination of this Agreement which follows a refusal of MergerSub to consummate the Merger by reason of the condition set forth in Section 8.01(c) or Section 8.02(b), the aggregate amount payable pursuant to this Section 5.04(d) shall not include any investment banking fee payable to DLJSC as disclosed in Section 4.06 and the limit set forth in the immediately proceeding clause shall be reduced from $8,250,000 to $5,750,000.

   (e) The Company acknowledges that the agreements contained in this Section
5.04 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, MergerSub would not enter into this Agreement; accordingly, if the Company fails to promptly pay any amount due pursuant to this Section 5.04, and, in order to obtain such payment, the other party commences a suit which results in a judgment against the Company for the fee or fees and expenses set forth in this Section 5.04, the Company shall also pay to MergerSub its costs and expenses incurred in connection with such litigation.

   (f) Sections 5.04(b)-(e) shall survive any termination of this Agreement, however caused.

   SECTION 5.05. Notices of Certain Events. The Company shall promptly notify MergerSub of:

     (a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

     (b) any notice or other communication from any governmental or regulatory agency or authority in connection with the transactions contemplated by this Agreement; and

     (c) any actions, suits, claims, investigations or proceedings commenced or, to the best of its knowledge threatened against, relating to or involving or otherwise affecting the Company or any Subsidiary which, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 3.12 or which relate to the consummation of the transactions contemplated by this Agreement.

    SECTION 5.06. Resignation of Directors. Prior to the Effective Time, the Company shall deliver to MergerSub evidence satisfactory to MergerSub of the resignation of all directors of the Company effective at the Effective Time.

   SECTION 5.07. Preferred Stock. Provided that MergerSub shall have provided to Company reasonably in advance of the first mailing to stockholders of the Company Proxy Statement the terms thereof, prior to the Effective Time, the Board of Directors of the Company shall take all necessary action to establish the terms of the Mirror Preferred Stock and file the Certificate of Designations with the Delaware Secretary of State, all in accordance with the applicable provisions of Delaware Law. The "MIRROR PREFERRED STOCK" shall be Preferred Stock of the Company, the terms of and certificate of designations of which shall be identical in all respects (except the name of the Company) to the terms of the MergerSub Preferred Stock and the certificate of designations therefor.

   SECTION 5.08. Solvency Advice. The Company shall request an independent advisor to deliver the advice contemplated by Section 8.03(a) as promptly as practicable.

                                  ARTICLE 6
                            COVENANTS OF MERGERSUB

   MergerSub agrees that:

   SECTION 6.01. SEC Filings. As soon as practicable after the date of announcement of the execution of the Merger Agreement, MergerSub shall file (separately, or as part of the Company Proxy Statement) with the SEC, if required, a Rule 13E-3 Transaction Statement ("TRANSACTION STATEMENT") with respect to the Merger (together with any supplements or amendments thereto, collectively the "MERGERSUB DISCLOSURE DOCUMENTS"). MergerSub and the Company each agrees to correct any information provided by it for use in the MergerSub Disclosure Documents if and to the extent that it shall have become false or misleading in any material respect. MergerSub agrees to take all steps necessary to cause the MergerSub Disclosure Documents as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities laws. The Company and its counsel shall be given reasonable opportunity to review and comment on each MergerSub Disclosure Document prior to its being filed with the SEC.

   SECTION 6.02. Voting of Shares. MergerSub agrees to vote all Shares beneficially owned by it in favor of adoption of this Agreement at the Company Stockholder Meeting.

   SECTION 6.03. Director and Officer Liability. (a) For a period of 6 years after the Effective Time, MergerSub shall cause the Surviving Corporation to indemnify and hold harmless the present and former officers and directors of the Company in respect of acts or omissions occurring prior to the Effective Time to the extent provided under the Company's certificate of incorporation and bylaws in effect on the date hereof; provided that such indemnification shall be subject to any limitation imposed from time to time under applicable law. For a period of 6 years after the Effective Time, MergerSub shall cause the Surviving Corporation to provide officers' and directors' liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each such Person currently covered by the Company's officers' and directors' liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date hereof (or, if such insurance policy cannot be obtained, such insurance policy on terms with respect to coverage and amount as favorable as can be obtained, subject to the proviso at the conclusion of this sentence), provided that in satisfying its obligation under this Section, MergerSub shall not be obligated to cause the Surviving Corporation to pay premiums in excess of 125% of the amount per annum the Company paid in its last full fiscal year, which amount has been disclosed to MergerSub.

   (b) In furtherance of and not in limitation of the preceding paragraph, MergerSub agrees that the officers and directors of the Company that are defendants in all litigation commenced by stockholders of the Company with respect to (x) the performance of their duties as such officers and/or directors under federal or state law (including litigation under federal and state securities laws) and (y) the Merger, including, without limitation, any and all such litigation commenced on or after the date of this

Agreement (the "SUBJECT LITIGATION") shall be entitled to be represented, at the reasonable expenses of the Company, in the Subject Litigation by one counsel (and Delaware counsel if appropriate and one local counsel in each jurisdiction in which a case is pending) each of which counsel shall be selected by a plurality of such director defendants; provided that the Company shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld) and that a condition to the indemnification payments provided in Section 6.03(a) shall be that such officer/director defendant not have settled any Subject Litigation without the consent of the Surviving Corporation (such consent not to be unreasonably withheld) and, prior to the Effective Time, MergerSub; and provided further that neither MergerSub nor the Surviving Corporation shall have any obligation hereunder to any officer/director defendant when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and non-appealable, that indemnification of such officer/ director defendant in the manner contemplated hereby is prohibited by applicable law.

   SECTION 6.04. Employee Plans and Benefit Arrangements. (a) From and after the Effective Time, subject to applicable law, the Surviving Corporation and its subsidiaries will honor obligations of the Company and its Subsidiaries incurred prior to the Effective Time under all existing Employee Plans and Benefit Arrangements (as defined in Section 3.14).

   (b) MergerSub agrees that, for at least one year from the Effective Time, subject to applicable law, the Surviving Corporation and its Subsidiaries will provide benefits to their employees which will, in the aggregate, be comparable to those currently provided by the Company and its subsidiaries to their employees. Notwithstanding the foregoing, nothing herein shall obligate or require the Surviving Corporation or any of its subsidiaries to provide its employees with a plan or arrangement similar to any equity based compensation plans currently maintained by the Company and nothing herein shall otherwise limit the Surviving Corporation's right to amend, modify or terminate any Employee Plan or Benefit Arrangement, as defined in Section 3.14.

   (c) It is MergerSub's current intention to maintain the Surviving Corporation's headquarters at its present location or another location in the greater Philadelphia area.

   SECTION 6.05. Financing. MergerSub shall use its reasonable best efforts to obtain the Financing. In the event that any portion of such Financing becomes unavailable, regardless of the reason therefor, MergerSub will use its reasonable best efforts to obtain alternative financing on substantially comparable or more favorable terms from other sources.

   SECTION 6.06. NASDAQ Listing. MergerSub will not take any action, for at least three years after the Effective Time of the Merger, to cause the Company Stock to be de-listed from The NASDAQ National Market System ("NASDAQ"); provided, however, that MergerSub may cause or permit the Company Stock to be de-listed in connection with any transaction which results in the termination of registration of such securities under Section 12 of the Exchange Act, and provided, further, that nothing in this Section 6.06 shall require the Company to take any affirmative action to prevent the Company Stock from being de-listed by NASDAQ if the Company Stock ceases to meet the applicable listing standards.

   SECTION 6.07. Access to Information. From the date hereof until the Effective Time, MergerSub shall give the Company and its independent advisor any such information regarding MergerSub as may be necessary to permit such independent advisor to render the advice to be delivered to the Company's Board of Directors pursuant to Section 8.03(b).

                                  ARTICLE 7
                    COVENANTS OF MERGERSUB AND THE COMPANY

   The parties hereto agree that:

   SECTION 7.01. Best Efforts. Subject to the terms and conditions of this Agreement, each party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the transactions contemplated by this Agreement. Each party shall also refrain from taking, directly or indirectly, any action contrary to or inconsistent with the provisions of this Agreement, including action which would impair such party's ability to consummate the Merger and the other transactions contemplated hereby. Without limiting the foregoing, the Company and its Board of Directors shall use their reasonable best efforts to (a) take all action necessary so that no state takeover statute or similar statute or regulation is or becomes applicable to the Merger or any of the other transactions contemplated by this Agreement and (b) if any state takeover statute or similar statute or regulation becomes applicable to any of the foregoing, take all reasonable action necessary so that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Merger and the other transactions contemplated by this Agreement.

   SECTION 7.02. Certain Filings. (a) The Company and MergerSub shall use their respective reasonable best efforts to take or cause to be taken, (i) all actions necessary, proper or advisable by such party with respect to the prompt preparation and filing with the SEC a registration statement on Form S-4 (the "REGISTRATION STATEMENT"), the Company Disclosure Documents and the MergerSub Disclosure Documents, (ii) such actions as may be required to have the Registration Statement declared effective under the Securities Act and to have the Company Proxy Statement cleared by the SEC, in each case as promptly as practicable, and (iii) such actions as may be required to have to be taken under state securities or applicable Blue Sky laws in connection with the issuance of the securities contemplated hereby.

   (b) The Company agrees to provide, and will cause its Subsidiaries and its and their respective officers, employees and advisors to provide, all necessary cooperation in connection with the arrangement of any financing to be consummated contemporaneous with or at or after the Closing in respect of the transactions contemplated by this Agreement, including without limitation, (x) participation in meetings, due diligence sessions and road shows, (y) the preparation of offering memoranda, private placement memoranda, prospectuses and similar documents, and (z) the execution and delivery of any commitment letters, underwriting or placement agreements, pledge and security documents, other definitive financing documents, or other requested certificates or documents, including a certificate of the chief financial officer of the Company with respect to solvency matters, comfort letters of accountants and legal opinions as may be requested by MergerSub; provided that the form and substance of any of the material documents referred to in clause (y), and the terms and conditions of any of the material agreements and other documents referred to in clause (z), shall be substantially consistent with the terms and conditions of the financing required to satisfy the condition precedent set forth in Section 8.01(e).

   (c) The Company and MergerSub shall cooperate with one another (i) in determining whether any action by or in respect of, or filing with, any governmental body, agency or official, or authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement (including the Financing) and
(ii) in seeking any such actions, consents, approvals or waivers or making any such filings, furnishing information required in connection therewith or with the Registration Statement, the Company Disclosure Documents and MergerSub Disclosure Documents and seeking timely to obtain any such actions, consents, approvals or waivers.

   SECTION 7.03. Public Announcements. MergerSub and the Company will consult with each other before issuing any press release or making any public statement with respect to this Agreement and the transactions contemplated hereby and, except for any press release or public statement as may be required by applicable law or any listing agreement with any national securities exchange, will not issue any such press release or make any such public statement prior to such consultation.

   SECTION 7.04. Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company or MergerSub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or MergerSub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

                                   ARTICLE 8
                           CONDITIONS TO THE MERGER

   SECTION 8.01. Conditions to the Obligations of Each Party. The obligations of the Company and MergerSub to consummate the Merger are subject to the satisfaction of the following conditions:

     (a) this Agreement shall have been adopted by the stockholders of the Company in accordance with Delaware Law;

     (b) any applicable waiting period under the HSR Act relating to the Merger shall have expired or been terminated;

     (c) no provision of any applicable law or regulation and no judgment, order, decree or injunction shall prohibit or restrain the consummation of the Merger; provided, however, that the Company and MergerSub shall each use its reasonable best efforts to have any such judgment, order, decree or injunction vacated; and

     (d) all consents, approvals and licenses of any governmental or other regulatory body required in connection with the execution, delivery and performance of this Agreement and for the Surviving Corporation to conduct the business of the Company in substantially the manner now conducted, shall have been obtained, unless the failure to obtain such consents, authorizations, orders or approvals would not have a Material Adverse Effect after giving effect to the transactions contemplated by this Agreement (including the Financing);

     (e) the funds in an amount at least equal to the Required Amounts shall have been made available to MergerSub and/or Operating Co. as contemplated in Section 4.07; and

     (f) the Registration Statement shall have been declared effective and no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for such purpose shall be pending before or threatened by the SEC.

   SECTION 8.02. Conditions to the Obligations of MergerSub. The obligations of MergerSub to consummate the Merger are subject to the satisfaction of the following further conditions:

     (a) the Company shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time, the representations and warranties of the Company contained in this Agreement and in any certificate or other writing delivered by the Company pursuant hereto shall be true in all material respects at and as of the Effective Time (provided that representations made as of a specific date shall be required to be true as of such date only) as if made at and as of such time and MergerSub shall have received a certificate signed by any Vice President of the Company to the foregoing effect;

     (b) There shall not be instituted or pending (x) any action or proceeding by any government or governmental authority or agency, or (y) any action or proceeding by any other person, that has a reasonable likelihood of success, in any case referred to in clauses (x) or (y), before any court or governmental authority or agency, (i) challenging or seeking to make illegal, to delay materially or otherwise directly or indirectly to restrain or prohibit the consummation of the Merger or seeking to obtain material damages or otherwise directly or indirectly relating to the transactions contemplated by this Agreement, (ii) seeking to restrain or prohibit MergerSub's (including its Subsidiaries and affiliates) ownership or operation of all or any material portion of the business or assets of the Company and its Subsidiaries, taken as a whole, or to compel MergerSub or any of its Subsidiaries or affiliates to dispose of or hold separate all or any material portion of the business or assets of the Company and its Subsidiaries, taken as a whole, (iii) seeking to impose or confirm material limitations on the ability of MergerSub or any of its Subsidiaries or affiliates to effectively control the business or operations of the Company and its Subsidiaries, taken as a whole, or effectively to exercise full rights of ownership of the Shares or Company Stock, including, without limitation, the right to vote any Shares or Company Stock acquired or owned by MergerSub or any of its Subsidiaries or affiliates on all matters properly presented to the Company's stockholders, or (iv) seeking to require divestiture by MergerSub or any of its Subsidiaries or affiliates of any Shares or Company Stock, and no court, arbitrator or governmental body, agency or official shall have issued any judgment, order, decree or injunction, and there shall not be any statute, rule or regulation, that, in the sole judgment of MergerSub is likely, directly or indirectly, to result in any of the consequences referred to in the preceding clauses (i) through (iv);

     (c) MergerSub shall have received all documents it may reasonably request relating to the existence of the Company and the Subsidiaries and the authority of the Company for this Agreement, all in form and substance satisfactory to MergerSub;

     (d) the holders of not more than 3% of the outstanding Shares shall have demanded appraisal of their Shares in accordance with Delaware Law;

     (e) MergerSub shall be reasonably satisfied that the Merger will be recorded as a "recapitalization" for financial reporting purposes;

     (f) MergerSub shall have received undertakings in writing from each person, if any, who according to counsel for the Company might reasonably be considered "affiliates" of the Company within the meaning of Rule 145(c) of the SEC pursuant to the Securities Act (each, an "AFFILIATE"), in each case in form and substance satisfactory to counsel for MergerSub providing (i) such Affiliate will notify MergerSub in writing before offering for sale or selling or otherwise disposing of any shares of Company Stock owned by such Affiliate and (ii) no such sale or other disposition shall be made unless and until the Affiliate has supplied to MergerSub an opinion of counsel for the Affiliate (which opinion and counsel shall be reasonably satisfactory to MergerSub) to the effect that such transfer is not in violation of the Securities Act;

     (g) the Registration Rights Agreement dated as of October 20, 1995, entered into among the Company and the Significant Security Holders (as defined therein), shall have been amended in the manner previously agreed;

     (h) The certificate of designation for the Mirror Preferred Stock shall have been accepted for filing by the Delaware Secretary of State; and

     (i) Total indebtedness (long and short term) of the Company and its Subsidiaries as of the Effective Time, excluding any indebtedness attributable to "Phase II" as defined in the Agreement for Services for End-Of-Life Inventory Management dated as of June 7, 1996 between Operating Co. and Compaq Computer Corporation ("ATTRIBUTABLE INDEBTEDNESS") shall not exceed $240,000,000 and shall not exceed $255,000,000 including Attributable Indebtedness.

   SECTION 8.03. Condition to the Obligation of the Company. The obligation of the Company to consummate the Merger is subject to the satisfaction of the following further conditions:

     (a) MergerSub shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time, the representations and warranties of MergerSub contained in this Agreement and in any certificate or other writing delivered by either of them pursuant hereto shall be true in all material respects at and as of the Effective Time (except for any inaccuracies in such representations and warranties that are solely due to an action taken after the date hereof of the type described in Section 5.01 which is taken specifically in accordance with Section 5.01) (provided that representations made as of a specific date shall be required to be true as of such date only) as if made at and as of such time and the Company shall have received a certificate signed by any Vice President of MergerSub to the foregoing effect; and

     (b) The Board of Directors of the Company shall have received advice, reasonably satisfactory to the Board, from an independent advisor confirming the belief of MergerSub set forth in the last sentence of
    Section 4.07.

                                   ARTICLE 9
                                 TERMINATION

   SECTION 9.01. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the stockholders of the Company):

     (a) by mutual written consent of the Company and MergerSub;

     (b) by either the Company or MergerSub, if the Merger has not been consummated by the later of (x) the earlier of September 15, 1997 and ten business days after the Company Stockholders Meeting, and (y) August 15, 1997, provided that the party seeking to exercise such right is not then in breach in any material respect of any of its obligations under this Agreement;

     (c) by either the Company or MergerSub, if MergerSub (in the case of termination by the Company), or the Company (in the case of termination by MergerSub) shall have breached in any material respect any of its obligations under this Agreement or any representation and warranty of MergerSub (in the case of termination by the Company) or the Company (in the case of termination by MergerSub) shall have been incorrect in any material respect when made or at any time prior to the Closing;

     (d) by either the Company or MergerSub, if there shall be any law or regulation that makes consummation of the Merger illegal or otherwise prohibited or if any judgment, injunction, order or decree enjoining MergerSub or the Company from consummating the Merger is entered and such judgment, injunction, order or decree shall become final and nonappealable;

     (e) by MergerSub if the Board of Directors of the Company shall have withdrawn or modified or amended, in a manner adverse to MergerSub, its approval or recommendation of this Agreement and the Merger or its recommendation that stockholders of the Company adopt and approve this Agreement and the Merger, or approved, recommended or endorsed any proposal for a transaction other than the Merger (including a tender or exchange offer for Shares) or if the Company has failed to call the Company Stockholders Meeting or failed as promptly as reasonably practicable after the Registration Statement is declared effective to mail the Company Proxy Statement to its stockholders or failed to include in such statement the recommendation referred to above;

     (f) by the Company if prior to the Effective Time the Board of Directors of the Company shall have withdrawn or modified or amended, in a manner adverse to MergerSub, its approval or recommendation of this Agreement and the Merger or its recommendation that stockholders of the Company adopt and approve this Agreement and the Merger in order to permit the Company to execute a definitive agreement providing for the acquisition of the Company or in order to approve a tender or exchange offer for any or all of the Shares, in either case, as determined by the Board of Directors of the Company to be on terms more favorable to the Company's stockholders than the Merger from a financial point of view, provided that the Company shall be in compliance with Section 5.04;

     (g) by either the Company or MergerSub if, at a duly held stockholders meeting of the Company or any adjournment thereof at which this Agreement and the Merger is voted upon, the requisite stockholder adoption and approval shall not have been obtained.

   The party desiring to terminate this Agreement pursuant to Sections 9.01(b)-(g) shall give written notice of such termination to the other party in accordance with Section 10.01.

   SECTION 9.02. Effect of Termination. If this Agreement is terminated pursuant to Section 9.01, this Agreement shall become void and of no effect with no liability on the part of any party hereto, except that the agreements contained in Sections 5.04(b)-(f) and 10.04 shall survive the termination hereof.

                                  ARTICLE 10
                                MISCELLANEOUS

   SECTION 10.01. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including telecopy or similar writing) and shall be given,

   if to MergerSub, to:

       Peter T. Grauer
       C/O DLJ Merchant Banking II, Inc.
       277 Park Avenue
       New York, New York 10172
       Telecopy: 212-892-7552

       with a copy to:

       George R. Bason, Jr.
       Davis Polk & Wardwell
       450 Lexington Avenue
       New York, New York 10017
       Telecopy: (212) 450-4800

    if to the Company, to:

       Thomas M. Molchan
       DecisionOne Holdings Corp.
       50 East Swedesford Road
       Frazer, PA 19355
       Telecopy: (610) 408-3820

       with a copy to:

       David R. King
       Morgan, Lewis & Bockius LLP
       2000 One Logan Square
       Philadelphia, PA 19103-6993
       Telecopy: (215) 963-5299

or such other address or telecopy number as such party may hereafter specify for the purpose by notice to the other parties hereto. Each such notice, request or other communication shall be effective (a) if given by telecopy, when such telecopy is transmitted to the telecopy number specified in this Section and the appropriate telecopy confirmation is received or (b) if given by any other means, when delivered at the address specified in this Section.

   SECTION 10.02. Survival of Representations and Warranties. The representations and warranties and agreements contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time or the termination of this Agreement except for the agreements set forth in Sections 6.03, 6.04, 6.06 and 7.04 which will survive the Effective Time and Sections 5.04(b)-(f) and 10.04 which will survive any termination hereof.

   SECTION 10.03. Amendments; No Waivers. (a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company and MergerSub or in the case of a waiver, by the party against whom the waiver is to be effective; provided that after the adoption of this Agreement by the stockholders of the Company, no such amendment or waiver shall, without the further approval of such stockholders, alter or change (i) the amount or kind of consideration to be received in exchange for any shares of capital stock of the Company, (ii) any term of the certificate of incorporation of the Surviving Corporation or (iii) any of the terms or conditions of this Agreement if such alteration or change would adversely affect the holders of any shares of capital stock of the Company.

    (b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

   SECTION 10.04. Expenses. Except as provided in Section 5.04, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

   SECTION 10.05. Successors and Assigns; Benefit. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto. Nothing in this Agreement, expressed or implied, shall confer on any Person other than the parties hereto, and their respective successors and assigns, any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except that the present and former officers and directors of the Company shall have the rights set forth in Section 6.03 hereof.

   SECTION 10.06. Governing Law. This Agreement shall be construed in accordance with and governed by the law of the State of Delaware, without reference to the conflicts of laws rules thereof.

   SECTION 10.07. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto.

   SECTION 10.08. Knowledge Defined. When used with respect to the Company, "KNOWLEDGE" means the actual knowledge of any of the following officers of the Company or any of their successors: Kenneth Draeger, Stephen Felice, Thomas Fitzpatrick and Thomas Molchan.

   IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

                                            DECISIONONE HOLDINGS CORP.


                                            By: /s/ Kenneth Draeger
                                            ---------------------------------
                                            Name: Kenneth Draeger
                                            Title: Chief Executive Officer


                                            QUAKER HOLDING CO.


                                            By: /s/ Peter T. Grauer
                                            ---------------------------------
                                            Name: Peter T. Grauer
                                            Title: President

                                                                       ANNEX B

                    VOTING AGREEMENT AND IRREVOCABLE PROXY

   In consideration of Quaker Holding Co., a Delaware corporation ("MERGERSUB") and DecisionOne Holdings Corp., a Delaware corporation (the "COMPANY"), entering into an Agreement and Plan of Merger dated as of the date hereof (the "MERGER AGREEMENT") which provides, among other things, that MergerSub, upon the terms and subject to the conditions thereof, will be merged with and into the Company (the "MERGER") and each outstanding share of common stock, $0.01 par value, of the Company (the "COMPANY COMMON STOCK") will be converted into the right to receive the Merger Consideration (as defined in the Merger Agreement) in accordance with the terms of such Agreement, each of the undersigned holders (the "STOCKHOLDERS") of shares of Company Common Stock, options and warrants agrees with MergerSub as follows:

    1. During the period (the "AGREEMENT PERIOD") beginning on the date hereof and ending on the earlier of (i) the Effective Time (as defined in the Merger Agreement) or (ii) the later of (x) if an Extension Event has not occurred, the termination of the Merger Agreement in accordance with its terms and (y) if an Extension Event has occurred, the date which is four months after the date of the termination of the Merger Agreement in accordance with its terms, and (in the case of clauses (x) and (y)) payment in full of all amounts (if any) payable to MergerSub pursuant to Section
10.04 thereof, each of the Stockholders hereby agrees not to sell, transfer, assign, encumber or otherwise dispose of any shares of Company Common Stock, options or warrants therefor set forth opposite his name in Schedule A attached hereto (with respect to each such Stockholder, his "SCHEDULE A SECURITIES") or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect sale, assignment, transfer, encumbrance or other disposition of any of such Stockholder's Schedule A Securities. Notwithstanding the foregoing, no disposition of Schedule A Securities pursuant to (i) the Merger or (ii) any other merger or similar transaction (provided, that, in any instance referred to in clause
(ii), the Stockholder is not in breach of its obligations hereunder) shall be considered a breach of this Agreement. As used in this Agreement, "EXTENSION EVENT" means the occurrence of both of the following events: (i) a Third Party shall have made an Acquisition Proposal and thereafter (ii) either party shall have terminated the Merger Agreement pursuant to Section 9.01(e), 9.01(f) or 9.01(g) thereof. Terms used but not otherwise defined herein shall have the same meanings as are given them in the Merger Agreement.

    2. During the Agreement Period, each Stockholder hereby agrees to vote such Stockholder's Schedule A Securities to approve and adopt the Merger Agreement, the Merger and all agreements related to the Merger and any actions related thereto at any meeting or meetings of the stockholders of the Company, and at any adjournment thereof, at which such Merger Agreement and other related agreements (or any amended version or versions thereof), or such other actions, are submitted for the consideration and vote of the stockholders of the Company.

    3. During the Agreement Period, each of the Stockholders hereby agrees that it will not vote any of such Stockholder's Schedule A Securities in favor of the approval of any other merger, consolidation, sale of assets, reorganization, recapitalization, liquidation or winding up of the Company or any other extraordinary transaction involving the Company or any matters related to or in connection therewith, or any corporate action relating to or the consummation of which would either frustrate the purposes of, or prevent or delay the consummation of, the transactions contemplated by the Merger Agreement.

    4. Each of the Stockholders hereby irrevocably appoints MergerSub, during the Agreement Period, as proxy for and on behalf of such Stockholder to vote (including, without limitation, the taking of action by written consent) such Stockholder's Schedule A Securities, for and in the name, place and stead of such Stockholder for the matters and in the manner contemplated by paragraph 2 above.

    5. From the date hereof until the termination hereof, such Stockholder will not, directly or indirectly, (i) take any action to solicit, initiate or encourage any Acquisition Proposal or (ii) engage in negotiations or discussions with, or disclose any nonpublic information relating to the Company or any Subsidiary or afford access to the properties, books or records of the Company or any Subsidiary to, or otherwise assist, facilitate or encourage, any Third Party that may be considering making, or has made, an Acquisition Proposal. Such Stockholder will promptly notify MergerSub after receipt of any Acquisition Proposal or any indication that any Third Party is considering making an Acquisition Proposal or any request for nonpublic information relating to the Company or any Subsidiary or for access to the properties, books or records of the Company or any Subsidiary by any Third Party that may be considering making, or has made, an Acquisition Proposal and will keep MergerSub fully informed of the status and details of any such Acquisition Proposal, indication or request. The foregoing provisions of this Section 5 shall not be construed to limit actions taken, or to require actions to be taken, by any Stockholder one or more of whose directors, partners, officers or employees is a director or officer of the Company that are required or restricted by such director's fiduciary duties or such officer's employment duties, or permitted by the Merger Agreement, and that, in each case, are undertaken solely in such person's capacity as a director or officer of the Company and, in the case of an officer of the Company, as directed by the Board of Directors or with respect to securities of the Company other than the Schedule A Securities after the Board of Directors has delivered the notice contemplated by clause
(A) of the second proviso of Section 5.04(a) of the Merger Agreement. For the purposes of this Section 5, an "ACQUISITION PROPOSAL" shall mean, with respect to any Stockholder, an Acquisition Proposal as defined in the Merger Agreement but only in respect of such Stockholder's Schedule A Securities.

    6. Each of the Stockholders agrees to surrender to the Company immediately prior to the Effective Time any Warrants owned by him in exchange for payment immediately after the Effective Time of an amount equal to the difference between the exercise price in respect of each share of Company Common Stock for which such Warrant is exercisable and $23.00, multiplied by the number of shares of Company Common Stock issuable upon exercise of such Warrants, and upon such other terms and conditions satisfactory to MergerSub.

    7. Each of the Stockholders agrees not to exercise any rights (including, without limitation, under Section 262 of the Delaware Law) to demand appraisal of any shares of Company Common Stock owned by such Stockholder with respect to the Merger.

    8. Each of the Stockholders hereby represents and warrants to MergerSub that as of the date hereof:

     (a) such Stockholder (i) owns beneficially all of the shares of Company Common Stock, options and warrants therefor set forth opposite such Stockholder's name in Schedule A hereto, (ii) has the full and unrestricted legal power, authority and right to enter into, execute and deliver this Voting Agreement and Irrevocable Proxy without the consent or approval of any other person and (iii) has not entered into any voting agreement with or granted any person any proxy (revocable or irrevocable) with respect to such shares (other than this Voting Agreement and Irrevocable Proxy).

     (b) This Voting Agreement and Irrevocable Proxy is the valid and binding agreement of the Stockholder. If the Stockholder is married and the shares of Company Common Stock, options and warrants therefor set forth on Schedule A hereto opposite such Stockholder's name constitute community property under applicable laws, this Agreement has been duly authorized, executed and delivered by and constitutes the valid and binding agreement of, such Stockholder's spouse. If this Agreement is being executed in a representative or fiduciary capacity, the person signing this Agreement has full power and authority to enter into and perform such agreement.

     (c) No investment banker, broker or finder is entitled to a commission or fee from such Stockholder or the Company in respect of this Agreement based upon any arrangement or agreement made by or on behalf of the Stockholder.

    9. If any provision of this Voting Agreement and Irrevocable Proxy shall be invalid or unenforceable under applicable law, such provision shall be ineffective to the extent of such invalidity or unenforceability only, without in any way affecting the remaining provisions of this Voting Agreement and Irrevocable Proxy.

    10. This Voting Agreement and Irrevocable Proxy may be executed in two or more counterparts each of which shall be an original with the same effect as if the signatures hereto and thereto were upon the same instrument.

   11. The parties hereto agree that if for any reason any party hereto shall have failed to perform its obligations under this Voting Agreement and Irrevocable Proxy, then the party seeking to enforce this Agreement against such non-performing party shall be entitled to specific performance and injunctive and other equitable relief, and the parties hereto further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such-injunctive or other equitable relief. This provision is without prejudice to any other rights or remedies, whether at law or in equity, that any party hereto may have against any other party hereto for any failure to perform its obligations under this Voting Agreement and Irrevocable Proxy.

   12. This Voting Agreement and Irrevocable Proxy shall be governed by and construed in accordance with the laws of the State of Delaware.

   13. Each of the Stockholders will, upon request, execute and deliver any additional documents deemed by MergerSub to be necessary or desirable to complete and effectuate the Irrevocable Proxy granted herein.

   14. This Agreement shall terminate upon the termination of the Agreement Period.

    IN WITNESS WHEREOF, the parties hereto have executed this Voting Agreement as of this 4th day of May, 1997.

                                          QUAKER HOLDING CO.

                                          By /s/ Peter T. Grauer
                                             --------------------------------
                                             Name: Peter T. Grauer
                                             Title: President


                                          DECISIONONE HOLDINGS CORP.

                                          By /s/ Kenneth Draeger
                                             --------------------------------
                                             Name: Kenneth Draeger
                                             Title: Chief Executive Officer


                                          J.H. WHITNEY & CO.

                                          By /s/ Michael C. Brooks
                                             --------------------------------
                                             Name: Michael C. Brooks
                                             Title: General Partner


                                          WELSH, CARSON, ANDERSON
                                           & STOWE IV, L.P.
                                           by WCAS IV PARTNERS,
                                           GENERAL PARTNER

                                          By /s/ Thomas E. McInerney
                                             --------------------------------
                                             Name: Thomas E. McInerney
                                             Title: General Partner


                                          WELSH, CARSON, ANDERSON
                                           & STOWE VI, L.P.
                                           by WCAS VI PARTNERS,
                                           GENERAL PARTNER

                                          By /s/ Thomas E. McInerney
                                             --------------------------------
                                             Name: Thomas E. McInerney
                                             Title: General Partner


                                          WCAS CAPITAL PARTNERS, L.P.
                                           by WCAS CP PARTNERS,
                                           GENERAL PARTNER

                                          By /s/ Thomas E. McInerney
                                             --------------------------------
                                             Name: Thomas E. McInerney
                                             Title: General Partner

                                  SCHEDULE A

                                             SHARES OF      OPTIONS TO      WARRANTS TO
                                              COMPANY     ACQUIRE COMPANY ACQUIRE COMPANY
                STOCKHOLDER                 COMMON STOCK   COMMON STOCK    COMMON STOCK
               -------------                ------------  --------------- ---------------
J.H. Whitney Regular Account .............   1,809,496
J.H. Whitney "S" Account .................   1,245,121
Welsh, Carson, Anderson & Stowe IV, L.P.     2,559,656
Welsh, Carson, Anderson & Stowe VI, L.P.     1,284,060
WCAS Capital Partners, L.P. ..............   1,447,016

                                                                       ANNEX C

                         [LETTERHEAD OF SMITH BARNEY]

May 4, 1997

Board of Directors
DecisionOne Holdings Corp.
50 East Swedesford Road
Frazer, PA 19355

Members of the Board:

Decision One Holdings Corp., a Delaware corporation (the "Company"), and Quaker Holding Co., a Delaware corporation ("Merger Sub") and a wholly-owned subsidiary of DLJ Merchant Banking Partners II, L.P., DLJ Offshore Partners II, C.V., DLJ Diversified Partners, L.P., DLJMB Funding II, Inc., UK Investment Plan 1997 Partners and DLJ First ESC LLC propose to enter into an agreement and plan of merger (the "Merger Agreement") pursuant to which Merger Sub will be merged with and into the Company (the "Merger") and the Company will be the surviving corporation. Pursuant to the Merger, each outstanding share of common stock of the Company, par value $0.01 per share (collectively, the "Shares") (other than Shares held by the Company as treasury stock or owned by Merger Sub and Dissenting Shares (as defined in the Merger Agreement)), will be converted, subject to the Merger Agreement and certain proration provisions therein, into either the right to receive $23.00 in cash or the right to retain at the election of the holder thereof one Share. For purposes of this opinion, the term "Consideration" means the aggregate amount of cash to be received and Shares to be retained by holders of Shares in the Merger as set forth in the immediately preceding sentence. We also understand that pursuant to the Merger Agreement, all of the outstanding options and warrants of the Company will be converted into the right to receive, for each Share subject to such option or warrant, cash in an amount equal to $23.00 less the per share exercise price of the option or warrant.

The Merger is expected to be considered by the stockholders of the Company at a special stockholders meeting to be held as soon as practicable after the date hereof and to be consummated on or shortly after the date of such meeting. In connection with the Merger, we understand that certain stockholders of the Company have entered into a voting agreement with the Company and Merger Sub and have granted an irrevocable proxy to Merger Sub (the "Voting Agreement") whereby, subject to the terms of the Voting Agreement, such stockholders have agreed to, among other things, vote a portion of their Shares equal to approximately 30% of the outstanding Shares in favor of the Merger.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of Shares (other than Merger Sub and its affiliates) of the proposed Consideration to be received by such holders pursuant to the Merger.

In arriving at our opinion, we reviewed the Merger Agreement dated May 4, 1997, and the Voting Agreement dated May 4, 1997, and held discussions with certain senior officers, directors and other representatives and advisors of the Company concerning the business, operations and prospects of the Company. We examined certain publicly available business and financial information relating to the Company as well as certain financial forecasts and other data for the Company, which were provided to us by the management of the Company, including certain pro forma effects on the Company's capital structure after giving effect to the Merger. We reviewed the financial terms of the Merger as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of the Shares; the Company's historical and projected earnings; and the capitalization and financial condition of the Company. We considered, to the extent publicly available, the financial terms of certain other similar transactions recently effected which we considered comparable to the Merger and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of the Company. In addition to the foregoing, we conducted such other analyses and examinations and considered such other financial, economic and market criteria as we deemed necessary to arrive at our opinion.

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information publicly available or furnished to or otherwise reviewed by or discussed with us. With respect to financial forecasts and other information prepared by the Company and provided to or otherwise reviewed by or discussed with us, we have been advised by the management of the Company that such forecasts and other information were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the expected future financial performance of the Company, including the pro forma financial impact of the Merger on the Company. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company nor have we made any physical inspection of the properties or assets of the Company.

We have not been asked to consider, and our opinion does not address, the relative merits of the Merger as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing and disclosed to us, as of the date hereof.

In connection with the preparation of this opinion, we have not been authorized by the Company or the Board of Directors to solicit, nor have we solicited, third party indications of interest for the acquisition of all or any part of the Company. In addition, we express no opinion as to what the trading price of the Shares will be after consummation of the Merger.

We have, in the past, provided financial advisory and financing services to the Company and certain of its stockholders and have received fees for the rendering of such services. In particular, we acted as the lead managing underwriter for the Company's initial public offering of Shares in April 1996 (the "Offering"). In preparation for the Offering we made certain investigations of the Company and became generally familiar with its business. Prior to the filing of the registration statement in connection with the Offering with the Securities and Exchange Commission in February 1996 we explored the possibility of a sale of the Company and made selected inquires with parties having a potential interest in connection therewith.

We have been engaged solely for the purpose of rendering an opinion in connection with the Merger and will receive a fee upon the delivery of this opinion. In the ordinary course of our business, we may hold and actively trade the equity securities of the Company for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including The Travelers Inc. and its affiliates) may maintain business relationships with the Company in the ordinary course of business.


Our advisory services and the opinion expressed herein are provided for the use of the Board of Directors of the Company in its evaluation of the proposed Merger, and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote on the proposed Merger or as to whether any stockholders should elect to receive cash or retain the Shares.


Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the proposed Consideration to be received by the holders of the Shares (other than Merger Sub and its affiliates) in the Merger is fair to such holders from a financial point of view.

Very truly yours,


/s/ Smith Barney Inc.

                                                                       ANNEX D

                  SECTION 262 OF THE GENERAL CORPORATION LAW
                           OF THE STATE OF DELAWARE

                               APPRAISAL RIGHTS

   (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation: and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more share, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

   (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Section 251 (other than a merger effected pursuant to Section 251(g) of this title), Section 252, Section 254, Section 257, Section 258, Section 263 or Section 264 of this title:

     (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were wither (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of Section 251 of this title.

     (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to Section Section 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

        a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

        b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

        c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a and b of this paragraph; or


        d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.


     (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

    (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

   (d) Appraisal rights shall be perfected as follows:

     (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

     (2) If the merger or consolidation was approved pursuant to Section 228 or Section 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either
    (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

   (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

   (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall by borne by the surviving or resulting corporation.

   (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

   (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

    (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

   (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

   (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection
(d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

   (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolation shall have the status of authorized and unissued shares of the surviving or resulting corporation. (Last amended by Ch. 299, L. '96, eff. 2-1-'96 and Ch. 349, L. '96, eff. 7-1-'96.)

                                   PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

   Section 145 of the DGCL permits a corporation to indemnify any of its directors or officers who was or is a party, or is threatened to be made a party to any third party proceeding by reason of the fact that such person is or was a director or officer of the corporation, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reason to believe that such person's conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, the corporation is permitted to indemnify directors and officers against expenses (including attorneys' fees) actually and reasonably incurred by them in connection with the defense or settlement of an action or suit if they acted in good faith and in a manner that they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant directors or officers are fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

   Article 7 of the Company's Amended and Restated Certificate of Incorporation makes mandatory indemnification expressly authorized under the DGCL for directors of the Company. With respect to officers of the Company,
Article 7 of the Company's Amended and Restated Certificate of Incorporation provides indemnification to such extent and to such effect as the Board of Directors shall determine to be appropriate and authorized by Delaware law.

   Pursuant to Section 6.03 of the Merger Agreement, MergerSub has agreed for a period of six years following the Effective Time to (a) maintain in effect and cause the Company maintain in effect policies of directors' and officers' liability insurance and fiduciary liability insurance with terms no less favorable than current policies, with respect to claims arising prior to the Effective Time, provided that premiums for such insurance not exceed 125% of the amount per annum the Company paid in its last full fiscal year and (b) indemnify, and cause the Company to indemnify, the directors and officers of the Company to the fullest extent permitted the Company's charter and bylaws and applicable law.

ITEM 21. EXHIBITS

   (a) Exhibits

EXHIBITS

   The following is a list of exhibits filed as part of this Registration Statement on Form S-4. Where so indicated by footnote, exhibits which were previously filed are incorporated by reference. For exhibits incorporated by reference, the location of the exhibit in the previous filing is indicated parenthetically, together with a reference to the filing indicated by footnote.


EXHIBIT NO.                           EXHIBIT
-----------                           -------


2.1         Agreement and Plan of Merger, dated May 4, 1997, between
            DecisionOne Holdings Corp. and Quaker Holding Corp. (included as
            Annex A to the Proxy Statement/Prospectus)
2.2         Voting Agreement and Irrevocable Proxy, dated May 4, 1997, among
            DecisionOne Holdings Corp., Quaker Holding Co., J.H. Whitney & Co.,
            Welsh, Carson, Anderson & Stowe IV, L.P. , Welsh, Carson Anderson &
            Stowe VI, L.P., and WCAS Capital Partners, L.P. (Included as Annex
            B to the Proxy Statement/Prospectus).
3.1         Amended and Restated Certificate of Incorporation (Exhibit 3.1)(1)
3.2         Amended and Restated Bylaws (Exhibit 3.2)(1)

                                      II-1


EXHIBIT NO.                                EXHIBIT
-----------                                -------
5.1**       Opinion of Morgan, Lewis & Bockius LLP
10.1+       Stock Option and Restricted Stock Purchase Plan, as amended and restated (Exhibit 10.1)(3)
10.2+       Form of Incentive Stock Option Agreement (Exhibit 10.2)(1)
10.3+       Incentive Stock Option Agreement, dated June 1, 1993, with Kenneth
            Draeger (Exhibit 10.3)(1)
10.4+       Incentive Stock Option Agreement, dated August 1, 1993, with
            Kenneth Draeger (Exhibit 10.4)(1)
10.5+       Incentive Stock Option Agreement, dated February 1, 1994, with
            Kenneth Draeger (Exhibit 10.5)(1)
10.6+       Incentive Stock Option Agreement with R. Peter Zimmermann (Exhibit
            10.6)(1)
10.7+       Employment Agreement with Kenneth Draeger (Exhibit 10.7)(1)
10.8+       Employment Letter with Stephen J. Felice (Exhibit 10.8)(1)
10.9+       Employment Letter with R. Peter Zimmermann (Exhibit 10.9)(1)
10.10+      Employment Letter with James J. Greenwell (Exhibit 10.10)(1)
10.11       Amended and Restated Registration Rights Agreement (Exhibit
            10.11)(1)
10.12       First Amendment to Amended and Restated Registration Rights
            Agreement (Exhibit 10.12)(1)
10.13       Fifth Amended and Restated Revolving Credit and Term Loan Agreement
            (Exhibit 10.13)(1)
10.14       Lease for Frazer, Pennsylvania executive offices (East)(Exhibit
            10.14)(1)
10.15       Lease for Frazer, Pennsylvania executive offices (West)(Exhibit
            10.15)(1)
10.16       Lease for Malvern, Pennsylvania depot and call center (Exhibit
            10.16)(1)
10.17+      Employment Letter with Joseph S. Giordano (Exhibit 10.17)(2)
10.18       Lease for Bloomington, Minnesota call center (Exhibit 10.18)(2)
10.19       Lease for Hayward, California depot (Exhibit 10.19)(2)
10.20       Lease for Northborough, Massachusetts depot (Exhibit 10.20)(2)
10.21       Revolving Credit Agreement, dated as of April 26, 1996, among
            DecisionOne Holdings Corp., DecisionOne Corporation and The First
            National Bank of Boston et al. (Exhibit 10.21)(3)
10.22+      Employment Agreement with Thomas J. Fitzpatrick (Exhibit 10.22)(3)
10.23       Employment Agreement with Thomas M. Molchan (4).
10.24       Employment Agreement with Dwight T. Wilson (4).
11          Computation of Earnings Per Share (5)
12          Computation of Ratios of Earnings to Fixed Charges (5)
21          Subsidiaries of the Registrant (Exhibit 21)(1)
23.1*       Consent of Deloitte & Touche LLP
23.2*       Consent of Peter Grauer
23.3*       Consent of Lawrence M.v.D. Schloss
23.4*       Consent of Tom Greig
23.5*       Consent of Kirk Wortman
24          Power of Attorney (incorporated on signature pages of the
            Registration Statement)
99.1        Form of Proxy (5)



------------
 *     Filed herewith.
**     To be filed by amendment.
 +     Compensation plans and arrangements for executives and others.
(1) Filed as an Exhibit to Registration Statement No. 333-1256 on Form S-1 filed with the Securities and Exchange Commission on February 9, 1996.
(2) Filed as an Exhibit to Pre-Effective Amendment No. 1 to Registration Statement No. 333-1256 on Form S-1 filed with the Securities and Exchange Commission on March 14, 1996.
(3) Filed as an Exhibit to the 10-K filed with the Securities and Exchange Commission on September 30, 1996.
(4) Filed as an Exhibit to the 10-Q filed with the Securities and Exchange Commission on May 15, 1997.
(5) Previously filed as an Exhibit to Registration Statement No. 333-28265 on Form S-4 filed with the Securities and Exchange Commission on June 2, 1997.

    (B) FINANCIAL STATEMENT SCHEDULES
        Financial Statement Schedules of DecisionOne Holdings Corp. and subsidiaries as of June 30, 1994, 1995 and 1996, and March 31, 1997 (unaudited) and for the years ended June 30, 1994, 1995 and 1996 and the nine months ended March 31, 1997 (unaudited):

           I. Condensed Financial Information of Registrant
           II.1 Valuation and Qualifying Accounts

       Financial Statement Schedule of DecisionOne Corporation (formerly Bell Atlantic Business Systems Services, Inc.) and subsidiary as of December 31, 1993 and 1994 and October 20, 1995 and for the years ended December 31, 1993 and 1994 and the period from January 1, 1995 to October 20, 1995:

           II.2 Valuation and Qualifying Accounts

ITEM 22. UNDERTAKINGS

   (a) The undersigned registrant hereby undertakes:

     (1) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (2) That every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of
    Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   (b) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.


   (c) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

    (d) The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

        (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

        (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and


        (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                  SIGNATURES


   Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Frazer, Pennsylvania on July 9, 1997.


                                          DECISIONONE HOLDINGS CORP.


                                          By: /s/ Kenneth Draeger

                                             -------------------------------
                                              Kenneth Draeger
                                              Chief Executive Officer and
                                              Chairman



            SIGNATURE                             TITLE                        DATE
            ---------                             -----                        ----
               *                   Director                                July 9, 1997
 ------------------------------
        BRUCE K. ANDERSON

               *                   Director                                July 9, 1997
 ------------------------------
        Michael C. Brooks

       /s/ Kenneth Draeger         Director, Chief Executive Officer and   July 9, 1997
 ------------------------------      Chairman (Principal Executive Officer)
         Kenneth Draeger
   /s/ Thomas J. Fitzpatrick       Vice President and Chief Financial      July 9, 1997
 ------------------------------      Officer (Principal Financial and
      Thomas J. Fitzpatrick          Accounting Officer)

               *                   Director                                July 9, 1997
 ------------------------------
       Thomas E. McInerney

               *                   Director                                July 9, 1997
 ------------------------------
       Arthur F. Weinbach




*By: /s/ Thomas J. Fitzpatrick
    ---------------------------
    Attorney-in-fact

                                EXHIBIT INDEX

   EXHIBIT
     NO.                          EXHIBIT                                        PAGE NO.
  ---------                       -------                                        --------
2.1         Agreement and Plan of Merger, dated May 4, 1997, between
            DecisionOne Holdings Corp. and Quaker Holding Corp. (included as
            Annex A to the Proxy Statement/Prospectus)
2.2         Voting Agreement and Irrevocable Proxy, dated May 4, 1997, among
            DecisionOne Holdings Corp., Quaker Holding Co., J.H. Whitney & Co.,
            Welsh, Carson, Anderson & Stowe IV, L.P. , Welsh, Carson Anderson &
            Stowe VI, L.P., and WCAS Capital Partners, L.P. (Included as Annex
            B to the Proxy Statement/Prospectus).
3.1         Amended and Restated Certificate of Incorporation (Exhibit 3.1)(1)
3.2         Amended and Restated Bylaws (Exhibit 3.2)(1)
5.1**       Opinion of Morgan, Lewis & Bockius LLP
10.1+       Stock Option and Restricted Stock Purchase Plan, as amended and restated (Exhibit 10.1)(3)
10.2+       Form of Incentive Stock Option Agreement (Exhibit 10.2)(1)
10.3+       Incentive Stock Option Agreement, dated June 1, 1993, with Kenneth
            Draeger (Exhibit 10.3)(1)
10.4+       Incentive Stock Option Agreement, dated August 1, 1993, with
            Kenneth Draeger (Exhibit 10.4)(1)
10.5+       Incentive Stock Option Agreement, dated February 1, 1994, with
            Kenneth Draeger (Exhibit 10.5)(1)
10.6+       Incentive Stock Option Agreement with R. Peter Zimmermann (Exhibit
            10.6)(1)
10.7+       Employment Agreement with Kenneth Draeger (Exhibit 10.7)(1)
10.8+       Employment Letter with Stephen J. Felice (Exhibit 10.8)(1)
10.9+       Employment Letter with R. Peter Zimmermann (Exhibit 10.9)(1)
10.10+      Employment Letter with James J. Greenwell (Exhibit 10.10)(1)
10.11       Amended and Restated Registration Rights Agreement (Exhibit
            10.11)(1)
10.12       First Amendment to Amended and Restated Registration Rights
            Agreement (Exhibit 10.12)(1)
10.13       Fifth Amended and Restated Revolving Credit and Term Loan Agreement
            (Exhibit 10.13)(1)
10.14       Lease for Frazer, Pennsylvania executive offices (East)(Exhibit
            10.14)(1)
10.15       Lease for Frazer, Pennsylvania executive offices (West)(Exhibit
            10.15)(1)
10.16       Lease for Malvern, Pennsylvania depot and call center (Exhibit
            10.16)(1)
10.17+      Employment Letter with Joseph S. Giordano (Exhibit 10.17)(2)
10.18       Lease for Bloomington, Minnesota call center (Exhibit 10.18)(2)
10.19       Lease for Hayward, California depot (Exhibit 10.19)(2)
10.20       Lease for Northborough, Massachusetts depot (Exhibit 10.20)(2)
10.21       Revolving Credit Agreement, dated as of April 26, 1996, among
            DecisionOne Holdings Corp., DecisionOne Corporation and The First
            National Bank of Boston et al. (Exhibit 10.21)(3)
10.22+      Employment Agreement with Thomas J. Fitzpatrick (Exhibit 10.22)(3)


   EXHIBIT
     NO.                               EXHIBIT                                   PAGE NO.
  ---------                            -------                                   --------
10.23       Employment Agreement with Thomas M. Molchan (4).
10.24       Employment Agreement with Dwight T. Wilson (4).
11          Computation of Earnings Per Share (5)
12          Computation of Ratios of Earnings to Fixed Charges (5)
21          Subsidiaries of the Registrant (Exhibit 21)(1)
23.1*       Consent of Deloitte & Touche LLP
23.2*       Consent of Peter Grauer
23.3*       Consent of Lawrence M.v.D. Schloss
23.4*       Consent of Tom Greig
23.5*       Consent of Kirk Wortman
24          Power of Attorney (incorporated on signature pages of the
            Registration Statement)
99.1        Form of Proxy (5)

------------
 *     Filed herewith.
**     To be filed by amendment.
 +     Compensation plans and arrangements for executives and others.
(1) Filed as an Exhibit to Registration Statement No. 333-1256 on Form S-1 filed with the Securities and Exchange Commission on February 9, 1996.
(2) Filed as an Exhibit to Pre-Effective Amendment No. 1 to Registration Statement No. 333-1256 on Form S-1 filed with the Securities and Exchange Commission on March 14, 1996.
(3) Filed as an Exhibit to the 10-K filed with the Securities and Exchange Commission on September 30, 1996.
(4) Filed as an Exhibit to the 10-Q filed with the Securities and Exchange Commission on May 15, 1997.
(5) Previously filed as an Exhibit to Registration Statement No. 333-28265 on Form S-4 filed with the Securities and Exchange Commission on June 2, 1997.